
05064921

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒



Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 1 4d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Powermax Energy Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

High Plains Energy Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)


PROCESSED
AUG 2 6 2005
THOMSON
FINANCIAL

429913106
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 246- 5070

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications)

August 22, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- Offer to Purchase and Take-over Bid Circular of High Plains Energy Inc. ("High Plains"), dated August 22, 2005 (the "Circular")
- Letter of Transmittal for Powermax Shareholders
- Notice of Guaranteed Delivery for Powermax Shareholders

Item 2. Informational Legends

See page 2 of the Circular.

PART II

INFORMATION NOT SENT TO SECURITY HOLDERS

- Pre-Merger Agreement dated July 27, 2005
- Press Release dated July 28, 2005
- Material Change Report dated August 3, 2005

PART III

CONSENT TO SERVICE OF PROCESS

- See Form F-X

PART IV

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)

M. Scott Wilson
Director and Corporate Secretary
High Plains Energy Inc.

August 23, 2005

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your financial, legal or other professional advisor. *No securities commission or similar authority in Canada or the United States of America has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. The securities being offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States or to a U.S. person (as defined in Regulation S under the U.S. Securities Act).*

August 22, 2005

HIGH PLAINS ENERGY INC.

OFFER TO PURCHASE

all of the outstanding common shares
of
POWERMAX ENERGY INC.

on the basis of

$0.5067 (Canadian) in cash
and
0.333 of a Common Share of High Plains Energy Inc.
for each common share of Powermax Energy Inc. deposited

This offer (the "Offer") is for all Powermax Shares presently outstanding, including all Powermax Shares which may be issued on the exercise of outstanding options to purchase Powermax Shares. **The Offer is open for acceptance at any time prior to 4:30 p.m. (Calgary Time) on September 26, 2005 unless withdrawn or extended.** The Offer may be withdrawn if, among other conditions, at the expiry of the Offer Period, less than 66⅔% (calculated on a diluted basis) of the outstanding Powermax Shares have been deposited under the Offer and not withdrawn (the "Minimum Condition"). This condition and the other conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer".

The terms of this Offer limit the aggregate amount of cash payable under the Offer to $6.9 million. See Section 1 of the Offer, "The Offer".

THE BOARD OF DIRECTORS OF POWERMAX HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS OF POWERMAX ACCEPT THE OFFER. POWERMAX'S FINANCIAL ADVISOR, NORTHERN SECURITIES INC., HAS EXPRESSED AN OPINION TO THE BOARD OF DIRECTORS OF POWERMAX THAT THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF POWERMAX SHARES PURSUANT TO THE OFFER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO HOLDERS OF POWERMAX SHARES.

Certain holders of Powermax Shares have agreed to accept the Offer by depositing under the Offer an aggregate of 8,774,621 Powermax Shares, representing approximately 71% of the outstanding Powermax Shares, as well as any additional Powermax Shares acquired by such holders prior to the Take-up Date including upon exercise of options to acquire Powermax Shares, if any, subject to certain conditions, and not to withdraw such shares except in certain circumstances. See "Pre-Merger Agreement - Pre-Tender Agreements" in the Circular.

Holders of Powermax Shares who intend to accept the Offer must properly complete and execute the accompanying Letter of Transmittal or a manually executed facsimile thereof and deposit it, together with the certificate or certificates representing their Powermax Shares, at the offices of Valiant Trust Company (the "Depositary") shown below and in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, a holder of Powermax Shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance".

The outstanding High Plains Shares and Powermax Shares are listed on the TSX Venture Exchange (the "TSXV"). On July 27, 2005 the last trading day prior to the date of the public announcement by High Plains and Powermax of the Offer, the closing price of the High Plains Shares on the TSXV was $1.17 and the closing price of the Powermax Shares on the TSXV was $0.63.

(Cover continued on the following page)

Questions and requests for assistance may be directed to the Depositary. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained upon request without charge from the Depositary at its offices shown in the Letter of Transmittal and on the last page of this document. Persons whose Powermax Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Powermax Shares if they wish to accept the Offer.

THE DEPOSITARY FOR THE OFFER IS:

VALIANT TRUST COMPANY

By Mail:

Calgary
Valiant Trust Company
310, 606 4th Street SW
Calgary, Alberta T2P 1T1
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

OR

Vancouver
Valiant Trust Company
22nd Floor Park Place
666 Burrard Street
Vancouver, British Columbia V6C 2X8
Attention: Corporate Actions

Toll-Free: 1-866-313-1872
Email: inquiries@valianttrust.com

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is made for the securities of a Canadian corporation and the High Plains Shares offered hereby are offered by a Canadian issuer in accordance with the disclosure requirements of certain provinces of Canada. Holders of Powermax Shares should be aware that these requirements are different from those of the United States. The financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independent standards and thus may not be comparable to financial statements of United States companies.

It may be difficult for Shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, as High Plains and Powermax are located in Canada, and some or all of their respective officers and directors are residents of Canada. You may not be able to sue High Plains or Powermax or its officers or directors in a non-U.S. court for violations of the U.S. federal securities laws. It may be difficult to compel High Plains or Powermax and their affiliates to subject themselves to a U.S. court's judgment.

Holders of Powermax Shares should be aware that the acquisition of the High Plains Shares offered hereby may have tax consequences both in the United States and in Canada. The consequences for holders who are resident in, or citizens of, the United States are not described in the Offer to Purchase and Circular. Such holders of Powermax Shares are urged to consult their own tax advisors.

Holders of Powermax Shares should be aware that High Plains or its affiliates, directly or indirectly, may bid for or purchase Powermax Shares otherwise than pursuant to the Offer, such as in open market or privately negotiated purchases, as permitted by Canadian laws or provincial laws or regulations.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by High Plains or the Depositary.

No High Plains Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless High Plains is satisfied that the High Plains Shares may be delivered in such other jurisdictions without further action by High Plains or on a basis otherwise determined acceptable to High Plains in its sole discretion.

FORWARD LOOKING STATEMENTS

Certain statements contained in the accompanying Circular are "forward-looking statements" and are prospective in nature. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results or outcomes to differ materially from future expectations described in or contemplated by such forward-looking statements.

NON-GAAP MEASURES

High Plains uses terms such as "net debt" and "operating net backs", which are not recognized measures under GAAP. Management of High Plains believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt High Plains has and, secondly, the amount of revenues received after royalties and operating costs. Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance. High Plains' method of calculating these measures may differ from other companies, and accordingly, may not be comparable to measures used by other companies.

CURRENCY

All dollar references in the Offer and Circular are to Canadian dollars, unless otherwise indicated.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Powermax Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction, including any state of the United States in which the Offer has not been qualified. However, High Plains may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Powermax Shares in any such jurisdiction.

TABLE OF CONTENTS

Page

DEFINITIONS

In the Offer and the Circular, the following terms shall have the meanings set forth below:

"ABCA" means the *Business Corporations Act* (Alberta), as amended;

"affiliate" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"AMF" means Autorité des marchés financiers (Québec);

"associate" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"Business Day" means any day, excepting Saturdays, Sundays and statutory holidays observed in Calgary, Alberta;

"Circular" means the take-over bid circular accompanying the Offer and forming part of this document;

"compulsory acquisition" has the meaning ascribed thereto under "Acquisition of Powermax Shares Not Deposited - Compulsory Acquisition," in the Circular;

"Depositary" means Valiant Trust Company at the offices specified in the Letter of Transmittal and on the last page of this document;

"Depositing Shareholder" means a Shareholder tendering Powermax Shares in acceptance of the Offer;

"diluted basis" with respect to the number of outstanding Powermax Shares at any time, means such number of outstanding Powermax Shares actually issued and outstanding, together with all Powermax Shares that may be issued on the exercise of all outstanding Powermax Options to purchase Powermax Shares;

"Directors' Circular" means the circular prepared by the board of directors of Powermax and to be sent to all Powermax Securityholders in connection with the Offer;

"Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"Expiry Date" means September 26, 2005 or such other date or dates as may be fixed by High Plains from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"Expiry Time" means 4:30 p.m. (Calgary time) on the Expiry Date or such other time or times as may be fixed by High Plains from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"GAAP" means Canadian generally accepted accounting principles;

"High Plains" or the "**Corporation**" means High Plains Energy Inc., a corporation incorporated under the ABCA;

"High Plains Shares" or **"Common Shares"** means the common shares of High Plains, as constituted on the date hereof;

"Letter of Transmittal" means the letter of transmittal in the form accompanying the Offer and Circular;

"Material Adverse Change" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, prospects, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Powermax that is, or could reasonably be expected to be, materially adverse to the business of Powermax, other than a change: (i) that relates to or arises out of a matter that has, prior to July 27, 2005, been publicly disclosed or otherwise disclosed in writing to High Plains; (ii) that relates to or arises out of conditions affecting the oil and gas industry as a whole; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons;

"Material Adverse Effect" in relation to any event or change, means in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Powermax considered as a whole, provided that a Material Adverse Effect shall not include an adverse effect: (i) that relates to or arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to High Plains prior to July 27, 2005; (ii) that relates to or arises out of conditions affecting the oil and gas industry as a whole; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons;

"Minimum Condition" has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer, "Conditions of the Offer";

"Minimum Required Shares" means at least that number of the outstanding Powermax Shares required to be tendered to the Offer to satisfy the Minimum Condition, unless High Plains waives the Minimum Condition, in which case "**Minimum Required Shares**" means that number of the outstanding Powermax Shares that High Plains takes up on the Take-up Date;

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

"Offer" means the offer by High Plains to purchase all of the issued and outstanding Powermax Shares and those Powermax Shares which may be issued by Powermax pursuant to the exercise of Powermax Options;

"Offer Period" means the period commencing on the date hereof and ending at the Expiry Time;

"OSC" means the Ontario Securities Commission;

"OSC Rule 61-501" means OSC Rule 61-501 entitled "Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions";

"person" includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

"Policy Q-27" means Policy Statement Q-27 of the AMF entitled "Protection of Minority Securityholders in the Course of Certain Transactions";

"Powermax" means Powermax Energy Inc., a corporation incorporated under the ABCA;

"Powermax Acquisition Proposal" means any inquiry or the making of any proposal to Powermax or its Shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Powermax or its Shareholders of any securities of Powermax (other than on exercise of currently outstanding Powermax Options); (ii) any acquisition of a substantial amount of assets of Powermax; (iii) an amalgamation, arrangement, merger or consolidation of Powermax; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Powermax or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Pre-Merger Agreement or the Offer or which would or could reasonably be expected to materially reduce the benefits to High Plains under the Pre-Merger Agreement or the Offer;

"Powermax Options" means stock options granted pursuant to Powermax's share option plan, which as of the date hereof entitle the holder thereof to acquire previously unissued Powermax Shares;

"Powermax Securityholders" means holders of Powermax Securities;

"Powermax Securities" means the Powermax Shares and Powermax Options;

"Powermax Shares" means the common shares in the share capital of Powermax, as constituted on the date hereof;

"Pre-Merger Agreement" means the agreement dated July 27, 2005, as amended from time to time, between High Plains and Powermax pursuant to which, among other things, High Plains agreed to make the Offer, subject to the provisions thereof;

"Pre-Tender Agreements" means agreements between the Tendering Shareholders and High Plains pursuant to which (i) the Tendering Shareholders have agreed to tender to the Offer on or before the Expiry Time and not withdraw (subject to certain rights to withdraw such Powermax Shares from the Offer) their Powermax Shares; and (ii) holders of Powermax Options have agreed to tender to the Offer on or before the Expiry Time and not withdraw (subject to certain rights to withdraw such Powermax Shares from the Offer) all the Powermax Shares that may be issued pursuant to the exercise of Powermax Options;

"Second Stage Transaction" means any statutory arrangement, amalgamation, merger, capital reorganization or other transaction involving High Plains or an affiliate of High Plains and Powermax or the holders of Powermax Shares for the purposes of Powermax becoming, directly or indirectly, a wholly-owned subsidiary of High Plains or effecting an amalgamation or merger of Powermax's business and assets with or into High Plains or an affiliate of High Plains;

"Shareholder" means a holder of Powermax Shares;

"subsidiary" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"Superior Proposal" means a written *bona fide* Powermax Acquisition Proposal by a third party which the board of directors of Powermax determines in good faith: (i) that funds or other consideration necessary for the Powermax Acquisition Proposal are or are likely to be available; (ii) after consultation with its financial advisor, would, if consummated in accordance with its terms, result in a transaction financially superior for Shareholders than the transaction contemplated by the Pre-Merger Agreement; and (iii) after receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the board of directors of Powermax, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable law;

"Take-over Proposal" means a proposal or offer (other than by High Plains), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Powermax or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Powermax Shares, whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale or exchange of shares, sale of assets, tender offer or exchange offer or similar transaction involving Powermax, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Powermax or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Powermax Shares (in all cases other than the transactions contemplated by the Pre-Merger Agreement);

"Take-up Date" means the date that High Plains first takes up and acquires Powermax Shares pursuant to the Offer;

"Tax Act" means the *Income Tax Act* (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

"Tendering Shareholders" means the holders of Powermax Shares who have executed and delivered the Pre-Tender Agreements to High Plains;

"TSXV" means the TSX Venture Exchange;

"U.S." or **"United States"** means United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbls	barrels
Mbbls	thousand barrels
BOPD	barrels of oil per day
Bbls/d	barrels of oil per day
MMbbls	million barrels
NGLs	natural gas liquids
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Bbl of crude oil for 6 Mcf of natural gas

Natural Gas

Mcf	thousand cubic feet
Mmcf	million cubic feet
Bcf	billion cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
m^3	cubic metres
MMBTU	million British Thermal Units
gigajoule	billion joules

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE/d	barrel of oil equivalent per day
MBOE	1,000 barrels of oil equivalent
$000s or $M	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CURRENCY

In this Offer, the Circular and the Letter of Transmittal, references to "**dollars**" and "**$**" are expressed in Canadian currency.

INTERPRETATION

Words importing the singular number only include the plural and vice versa and words importing the masculine, feminine or neuter gender include the other genders.

SUMMARY

The following is a summary of certain information contained in the attached Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery and is qualified in its entirety by the more detailed information and provisions contained in those documents. Shareholders are urged to read the Offer and the Circular in their entirety.

The Offer

The Offer is made by High Plains for all of the outstanding Powermax Shares, including Powermax Shares which may become outstanding on the exercise of Powermax Options or any other rights to acquire Powermax Shares. The basis of the Offer is $0.5067 (Canadian) in cash and 0.333 of a High Plains Share for each Powermax Share deposited under the Offer. The terms of the Offer limit the aggregate amount of cash payable under the Offer to the holders of Powermax Shares to $6.9 million. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by High Plains. See Section 1 of the Offer, "The Offer".

The Offer is made only for the Powermax Shares and not for any Powermax Options or other rights to acquire Powermax Shares. Any holder of such options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain a certificate representing Powermax Shares and deposit the Powermax Shares in accordance with the Offer. Any such exercise must be done sufficiently in advance of the Expiry Time to assure the holders of any such options that they will have share certificates available for deposit before the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance".

The obligation of High Plains to take up and pay for Powermax Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

No fractional High Plains Shares will be issued. Any Shareholder who would otherwise be entitled to receive a fractional High Plains Share will be entitled to receive the next nearest whole number of High Plains Shares to which such person is entitled.

Recommendation of the Board of Directors of Powermax

The board of directors of Powermax has unanimously recommended acceptance of the Offer by the Shareholders. Powermax's financial advisor has concluded that the consideration to be received by Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders. For further information, refer to the Directors' Circular.

Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time unless extended by High Plains. The Offer may be otherwise extended at High Plains' sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

High Plains Energy Inc.

The business of High Plains is the acquisition of, the exploration for, and the development and production of petroleum and natural gas, primarily in Alberta and Montana. High Plains is a corporation incorporated under the ABCA and with its head and principal office currently located at Suite 2240, 444 - 5th Avenue SW, Calgary, Alberta T2P 2T8, to be changed to Suite 900, 900 - 6th Avenue SW, Calgary, Alberta T2P 3K2 effective September 1, 2005. The High Plains Shares are listed and posted for trading on TSXV under the trading symbol "HYE". Disclosure documents of High Plains are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at *www.sedar.com*. See "High Plains Energy Inc." in the Circular.

Powermax Energy Inc.

The business of Powermax is the acquisition of, the exploration for, and the development and production of petroleum and natural gas, primarily in Alberta. Powermax is a corporation incorporated under the ABCA and with its head and principal office at 1530, 205 - 5th Avenue SW, Calgary, Alberta T2P 2V6. The Powermax Shares are listed and posted for trading on TSXV under the trading symbol "PWR". Disclosure documents of Powermax are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at *www.sedar.com*. See "Powermax Energy Inc." in the Circular.

Market Price of High Plains Shares and Powermax Shares

On July 27, 2005, the last trading day prior to the date of the public announcement by High Plains and Powermax of the Offer, the closing price of the High Plains Shares on the TSXV was $1.17 and the closing price of the Powermax Shares on the TSXV was $0.63.

Purpose of the Offer and Plans for Powermax

The purpose of the Offer is to enable High Plains to acquire, directly or indirectly, all of the outstanding Powermax Shares in order to combine the operations of High Plains and Powermax to create a larger, more diversified entity. See the section of the Circular entitled "Purpose of the Offer and Plans for Powermax".

If High Plains takes up and pays for Powermax Shares deposited pursuant to the Offer, High Plains intends to seek to acquire, directly or indirectly, all of the remaining Powermax Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in Part 16 of the ABCA or by a Second Stage Transaction. High Plains will cause the Powermax Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Powermax Shares Not Deposited" in the Circular.

If the Offer is successful, certain changes will be made to the composition of the board of directors of Powermax to allow nominees of High Plains to become members of such board. If Powermax becomes a wholly-owned subsidiary of High Plains, High Plains may continue to operate Powermax as a wholly-owned subsidiary or Powermax may be amalgamated with or wound-up into High Plains or an affiliate of High Plains.

If permitted by applicable law, subsequent to the completion of the Offer, any compulsory acquisition or any Second Stage Transaction, High Plains intends to delist the Powermax Shares from the TSXV and, if there are fewer than 15 Shareholders in each of the jurisdictions in Canada and fewer than 51 Shareholders in total in Canada, to cause Powermax to cease to be a reporting issuer under the Canadian securities laws. See "Purpose of the Offer and Plans for Powermax" in the Circular.

Reasons for the Offer

High Plains believes that the acquisition of Powermax will provide a valuable extension of High Plains' operations in its core area in Alberta and excellent synergies with High Plains' existing operations in the area. These properties complement the growing opportunities arising from High Plains' existing asset base and provide numerous additional development drilling locations. Benefits to Shareholders from a combination of High Plains and Powermax include:

- Enhanced High Plains value and cash flow resulting from the acquisition of Powermax reserves and production by applying the High Plains technical and management team to substantially optimize and exploit the drilling opportunities that exist at the Powermax properties.

- The key benefits of the acquisition of Powermax include:

    - net production in excess of 400 BOE/d;

    - net proved and probable reserves of some 485 MBOE with a value of more than $7 million based on the Sproule Report;

    - more than 85% of Powermax reserves and production, including a working interest land base of 29 sections and central battery facility, are located at its operated property in the Galahad/Red Willow area of Alberta;

- significant opportunity for incremental reserves and production increase through the numerous optimization, exploitation and drilling opportunities that exist on the Powermax properties; and

- a large undeveloped land position.

See "Background to and Reasons for the Offer" in the Circular.

Selected Pro Forma Operational Information

The following table sets out certain operational information for High Plains and Powermax and pro forma combined operational information for High Plains and Powermax after giving effect to the acquisition of all of the issued and outstanding Powermax Shares pursuant to the Offer, as at the dates indicated. The following information should be read in conjunction with the consolidated financial statements of High Plains set forth in Appendix "B" of the Circular, the financial statements of Powermax set forth in Appendix "C" of the Circular and the pro forma consolidated financial statements of High Plains set forth in Appendix "D" of the Circular.

	High Plains	Powermax	Combined
Crude Oil Wells[1] (includes producing & shut-in)			
Gross	7.0	20.0	27.0
Net	2.1	11.8	13.9
Natural Gas Wells[1]			
Gross	46.0	22.0	68.0
Net	38.0	13.3	51.3
Undeveloped Land Holdings[1]			
Gross Acres	172,440	122,880	295, 320
Net Acres	127,343	108,569	235,912
Reserves (MBOE)[2]			
Proved	394	350	744
Probable	267	136	403
Total	661	486	1147
Production[3]			
Natural Gas Production (Mcf/d)	529.0	814.5	1,344
Crude Oil & NGL Production (Bbls/d)	21.0	54.0	75
Total Production (BOE/d)	77.0	242.7	320
Sales Price[3]			
Natural Gas ($/Mcf)	$4.87	$5.99	$7.00
Crude Oil & NGL ($/Bbl)	$46.10	$42.00	$50.00

Notes:

(1) As at December 31, 2004.

(2) As at December 31, 2004 in respect of High Plains based upon the report of Paddock Lindstrom & Associates Ltd. dated March 23, 2005 (the "PLA Report"), and as at December 31, 2004 in respect of Powermax based upon the report of Sproule Associates Limited dated March 23, 2005 (the "Sproule Report"). Based on forecast prices and costs, as at December 31, 2004 in respect of High Plains and as at December 31, 2004 in respect of Powermax.

(3) Average for the nine months ended December 31, 2004 in respect of High Plains. Average for the year ended December 31, 2004 in respect of Powermax. The combined values are based on an estimate by management of High Plains.

Selected Pro Forma Consolidated Financial Information

The following table sets out certain consolidated financial information for High Plains and Powermax as well as certain pro forma financial information after giving effect to the acquisition of all of the issued and outstanding Powermax Shares pursuant to the Offer and certain other adjustments. The information concerning Powermax has been taken from, or based upon, public sources. **The following information should be read in conjunction with the consolidated financial statements of High Plains set forth in Appendix "B" of the Circular, the financial statements of Powermax set forth in Appendix "C" of the Circular and the consolidated pro forma financial statements of High Plains set forth in Appendix "D" of the Circular.**

	As at and for the year ended December 31, 2004[2]		As at and for the three months ended March 31, 2005		Pro forma Consolidated As at and for the year ended December 31, 2004[1]	Pro forma Consolidated As at and for the three months ended March 31, 2005[1]
	High Plains	Powermax	High Plains	Powermax		
Revenue	$1,465,977	$3,276,573	$357,234	$1,136,493	$4,742,550	$1,493,727
Net Earnings	$281,482	($467,160)	($119,228)	$103,757	($621,658)	($194,000)
Per Share—basic	$0.05	($0.04)	(0.02)	$0.01	($0.04)	($0.01)
Per Share—diluted	$0.05	($0.04)	(0.02)	$0.01	($0.04)	($0.01)
Cash Flow from Operating Activities	$747,490	$403,943	($358,769)	($274,665)	— [3]	— [3]
Capital Expenditures, net	$1,290,301	$2,309,008	$279,660	$424,936	— [3]	— [3]
Debt, net of working capital	$778,733	$360,675	$739,780	$265,042	— [2]	$5,267,942
Total Assets	$6,286,432	$6,218,147	$6,480,707	$6,668,589	— [2]	$24,123,862
Shareholders' Equity	$4,148,041	$2,701,150	$4,130,678	$2,849,907	— [2]	$10,842,109
Weighted Average Number of Shares Outstanding						
Basic	5,666,188	12,412,900	5,785,669	12,412,900	14,168,449	14,287,930
Diluted	5,738,688	12,412,900	5,964,608	12,412,900	14,168,449	14,287,930

Notes:

(1) See the notes to the unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "D" for assumptions and adjustments.

(2) Pro Forma Balance Sheet as at December 31, 2004 not provided. Pro Forma Balance Sheet only provided as at March 31, 2005.

(3) Pro Forma Statement of Cash Flows not provided.

Powermax Options

The Offer is not made for Powermax Options. Any holder of Powermax Options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such Powermax Options in order to obtain a certificate representing Powermax Shares and deposit the Powermax Shares in accordance with the Offer. It is a condition of the Offer that all outstanding Powermax Options shall either have been exercised or terminated or may be terminated or otherwise dealt with on a basis acceptable to High Plains, acting reasonably, prior to High Plains taking up any Powermax Shares pursuant to the Offer. For a description of the treatment of holders of Powermax Options, see "Pre-Merger Agreement - Powermax Options" in the Circular.

Manner of Acceptance

Shareholders wishing to accept the Offer must deposit the certificate or certificates representing their Powermax Shares, together with a properly completed and executed Letter of Transmittal or a manually executed facsimile thereof and all other documents required by the Letter of Transmittal, at the offices of the Depositary specified in the Letter of Transmittal and on the last page of this document, prior to the Expiry Time. Instructions are contained in the Letter of Transmittal. **Shareholders whose Powermax Shares are registered in the name of a nominee should contact such nominee, likely being their stockbroker, investment dealer, bank, trust company or other party, for assistance in depositing their Powermax Shares.**

If a Letter of Transmittal is executed by a person other than the registered holder of the Powermax Shares deposited therewith, the certificate must be endorsed or accompanied by an appropriate security transfer or stock power of attorney duly and properly completed by the registered holder. The signature on such certificate, transfer or power of attorney must be guaranteed by an Eligible Institution.

If the certificate or certificates representing Powermax Shares are not available for deposit prior to the Expiry Time, Powermax Shareholders may accept the Offer by complying with the procedures for guaranteed delivery as set forth in Section 3 of the Offer, "Manner of Acceptance".

Pre-Tender Agreements

High Plains has entered into Pre-Tender Agreements with certain holders of Powermax Shares (including all of the directors and officers of Powermax) holding an aggregate of 8,774,621 Powermax Shares representing approximately 71% of the issued and outstanding Powermax Shares. Under the terms of the Pre-Tender

Agreements, such persons have agreed to tender all of their Powermax Shares (together with any Powermax Shares they may acquire upon exercise of Powermax Options or otherwise) to the Offer, and not to withdraw such shares from the Offer except in certain circumstances. See the section of the Circular entitled "Pre-Merger Agreement - Pre-Tender Agreements".

Pre-Merger Agreement

Effective July 27, 2005, High Plains and Powermax entered into the Pre-Merger Agreement pursuant to which High Plains agreed, subject to the provisions thereof, to make the Offer and, upon the satisfaction or waiver of all conditions of the Offer, to take up and pay for all Powermax Shares validly deposited under the Offer. Pursuant to the Pre-Merger Agreement, Powermax agreed to immediately cease and cause to be terminated all existing discussions and negotiations with any parties conducted prior to the date of the Pre-Merger Agreement by Powermax or its officers, directors, employees, representatives, agents or other parties on its behalf with respect to any Powermax Acquisition Proposal. Powermax also agreed that after the execution of the Pre-Merger Agreement, Powermax will not, and will not authorize or permit any of its representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiry or the making of any proposal to Powermax or its Shareholders from any person which constitutes, or may reasonably be expected to lead to, a Powermax Acquisition Proposal, enter into or participate in any discussions or negotiations relating thereto or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Powermax in connection with a Powermax Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing. Powermax also agreed that it would not release any party from any confidentiality or standstill agreements. The foregoing shall not prevent Powermax from engaging in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Powermax or its representatives) seeks to initiate such discussions or negotiations and providing or furnishing such party with information concerning Powermax and its business, property and assets if such party has first made a written bona fide Powermax Acquisition Proposal which the board of directors of Powermax determines in good faith to be a Superior Proposal. In the event that Powermax receives any inquiries, offers or proposals with respect to a Powermax Acquisition Proposal, Powermax has agreed to notify High Plains orally and in writing within 24 hours of all relevant details relating thereto and to provide to High Plains copies of all information provided to such other party. Powermax has also agreed to provide High Plains with prompt prior notice to the effect that it is furnishing information or entering into discussions and negotiations with such person or entity together with a copy of the confidentiality agreement entered into with such person or entity and, if not previously provided to High Plains, copies of all information furnished to such party concurrently with the provision of such information to such party. Powermax has agreed to give High Plains 72 hours advance notice of any proposed agreement to be entered into with any person making an inquiry, offer or proposal with respect to a Powermax Acquisition Proposal and to give High Plains an opportunity of not less than 72 hours to amend the Offer to provide at least as favourable or more favourable terms than those to be included in the proposed agreement.

Powermax has agreed to pay to High Plains a non-completion fee of $500,000 in the event that: (i) the board of directors of Powermax fails to recommend that Shareholders accept the Offer, withdraws or, in any manner adverse to completion of the Offer or to High Plains, redefines, modifies or changes its recommendation to holders of Powermax Shares to accept the Offer or resolves to do so; (ii) any bona fide Take-over Proposal for the Powermax Shares is publicly announced or commenced prior to the expiry of the Offer and the board of directors of Powermax fails, prior to the expiry of the Offer, to publicly reaffirm and maintain its recommendation of the Offer to Shareholders within five days after public announcement or commencement of any such Take-over Proposal; (iii) the board of directors of Powermax has recommended that Shareholders deposit their Powermax Shares under, vote in favour of, or otherwise accept, a Take-over Proposal prior to the termination of the Pre-Merger Agreement; (iv) Powermax enters into any agreement with any person with respect to a Take-over Proposal prior to the Expiry Time; (v) there is a material breach or non-performance by Powermax of its covenants, agreements, obligations, representations and warranties set out in the Pre-Merger Agreement which has not been cured to the satisfaction of High Plains, acting reasonably, within three Business Days of receipt of notice by Powermax of any such breach or non-performance; or (vi) prior to the Expiry Time, a bona fide Take-over Proposal is publicly announced, offered or made to all or substantially all Shareholders or to Powermax and, at the Expiry Time, such Take-over Proposal has not expired or been withdrawn, and the Minimum Condition shall have not been satisfied. Powermax has agreed to pay the $500,000 non-completion fee forthwith upon the occurrence of any such event and in any event within five Business Days of the date of the earliest of such event to occur.

Conditions

High Plains reserves the right to withdraw the Offer and not take up and pay for any Powermax Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by High Plains prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at least 66⅔% of the outstanding Powermax Shares (calculated on a diluted basis).

The conditions of the Offer are for the exclusive benefit of High Plains and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any of the rights that High Plains may have.

For a description of the conditions of the Offer, see Section 4 of the Offer, "Conditions of the Offer".

Payment for Deposited Powermax Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by High Plains, High Plains will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Powermax Shares validly deposited and not withdrawn under the Offer not later than 10 days after the Expiry Date. Any Powermax Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after they are taken up. In accordance with applicable law, any Powermax Shares deposited under the Offer after the first date on which Powermax Shares have been taken up by High Plains are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, "Payment for Deposited Powermax Shares".

Rights to Withdraw

All deposits of Powermax Shares pursuant to the Offer are irrevocable except as provided in Section 7 of the Offer, "Withdrawal of Powermax Shares".

Acquisition of Powermax Shares Not Deposited

If High Plains takes up and pays for Powermax Shares deposited pursuant to the Offer, High Plains intends to seek to acquire, directly or indirectly, all of the remaining Powermax Shares not deposited under the Offer by compulsory acquisition or a Second Stage Transaction. High Plains will cause the Powermax Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by applicable law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. See Section 12 of the Offer, "Acquisition of Powermax Shares Not Deposited".

Canadian Federal Income Tax Considerations

A disposition of Powermax Shares for a combination of cash and High Plains Shares will generally give rise to a capital gain or capital loss to the extent that the amount of cash and the fair market value of the High Plains Shares received by a holder exceeds, or is exceeded by, the aggregate of the adjusted cost base of a holder's Powermax Shares that are disposed and any reasonable costs of disposition. High Plains has agreed to make joint elections under subsection 85(1) of the Tax Act with holders of Powermax Shares who prepare and deliver the applicable forms to it. See "Canadian Federal Income Tax Considerations" in the Circular.

A Shareholder who is not a resident of Canada generally will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Powermax Shares pursuant to the Offer unless those shares constitute "taxable Canadian property" to the shareholder.

Financial Advisor

Northern Securities Inc. has been retained to act as financial advisor to Powermax in connection with the Offer.

Depositary

Valiant Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates in respect of Powermax Shares and accompanying Letters of Transmittal under the Offer at its offices in Calgary and Vancouver. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer only at its office in Calgary. The duties of the Depositary also include assisting in making settlement under the Offer and for the giving of certain notices, if required. See "Depositary" in the Circular.

No brokerage fees or commissions will be payable by any Shareholder who deposits Powermax Shares directly with the Depositary or who uses the services of the Depositary to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Powermax Shares with the Depositary. See "Depositary" in the Circular.

OFFER

August 22, 2005

TO: THE HOLDERS OF POWERMAX SHARES

1. The Offer

High Plains hereby offers to purchase, on and subject to the terms and conditions set forth in this Offer, all of the outstanding Powermax Shares, including Powermax Shares which may become outstanding on the exercise of Powermax Options on the basis of, for each Powermax Share deposited under the Offer: (i) $0.5067 (Canadian) in cash; and (ii) $0.333 of a High Plains Share, subject to the limitation on the maximum aggregate amount of cash payable by High Plains under the Offer is limited to $6.9 million.

THE BOARD OF DIRECTORS OF POWERMAX HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS OF POWERMAX ACCEPT THE OFFER. POWERMAX'S FINANCIAL ADVISOR, NORTHERN SECURITIES INC., HAS EXPRESSED AN OPINION TO THE BOARD OF DIRECTORS OF POWERMAX THAT THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF POWERMAX SHARES PURSUANT TO THE OFFER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO HOLDERS OF POWERMAX SHARES.

No fractional High Plains Shares will be issued pursuant to the Offer. Fractional interests will be rounded to the nearest whole number. In calculating such fractional interests, all Powermax Shares held by a beneficial holder shall be aggregated.

The Offer is made only for the Powermax Shares and not for any Powermax Options or other rights to acquire Powermax Shares. It is a condition to the Offer that all Powermax Options shall either have been exercised or terminated, or may be terminated or otherwise dealt with on a basis acceptable to High Plains, acting reasonably, prior to High Plains taking up any Powermax Shares pursuant to the Offer. Any holder of Powermax Options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain certificates representing Powermax Shares and deposit the Powermax Shares in accordance with the Offer.

Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Powermax Shares directly with the Depositary to accept the Offer. See "Depositary" in the Circular.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. No High Plains Shares will be delivered in the United States or to or for account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless High Plains is satisfied that the High Plains Shares may be delivered in such other jurisdiction without further action by High Plains or on a basis otherwise determined acceptable to High Plains in its sole discretion.

The accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Offer and contain important information which should be read carefully before making a decision with respect to this Offer.

The Offer is subject to certain conditions as detailed in Section 4 of the Offer, "Conditions of the Offer". If such conditions are met or waived, High Plains will take up and pay for the Powermax Shares duly deposited and not withdrawn under the Offer in accordance with the terms hereof. All of the terms and conditions of the Offer may be waived or modified (subject to applicable law) by High Plains, without prejudice to any other right which High Plains may have, by notice in writing delivered to the Depositary at its principal office in Calgary, Alberta, provided that, pursuant to the Pre-Merger Agreement, High Plains has agreed that it will not amend the terms of the Offer other than (i) to increase the consideration payable thereunder; (ii) to waive any conditions thereof, other than the Minimum Condition, or (iii) to extend the Expiry Time up to 75 days after the date of the making of the Offer, except with the prior written consent of Powermax, such consent not to be unreasonably withheld.

The High Plains Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any jurisdiction other than the provinces and territories of Canada in which the Offer is made. Each Shareholder who is resident in the United States or in any other foreign country, or who appears to High Plains or the Depositary to be resident in the United States or any other foreign country, may not receive High Plains Shares for his Powermax Shares unless the issuance of High Plains Shares is permitted under local securities laws in such other foreign country without being registered or qualified for issuance.

Certain terms used in this Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are defined under "Definitions" and "Abbreviations".

2. Time of Acceptance

The Offer is open for acceptance until the Expiry Time unless withdrawn by High Plains. High Plains may also extend or vary the Offer, at its sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

3. Manner of Acceptance

Letter of Transmittal

Shareholders may accept the Offer by delivering to the Depositary at the offices of the Depositary listed in the Letter of Transmittal and on the last page of this document so as to arrive there prior to the Expiry Time:

(a) the certificate or certificates representing the Powermax Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) any other documents required by the instructions set out in the Letter of Transmittal.

If the certificate or certificates representing Powermax Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedure for guaranteed delivery set forth below.

If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Powermax Shares being deposited, if the certificates representing the High Plains Shares issuable in consideration for Powermax Shares under the Offer are to be issued to a person other than such registered owner(s) as shown on the register of Shareholders maintained by Powermax or if Powermax Shares deposited but not tendered are to be returned to a person other than such registered owner(s), the signature on the Letter of Transmittal and, if necessary, on the Notice of Guaranteed Delivery, must be medallion guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Powermax Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). **The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.**

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Powermax Shares pursuant to the Offer and: (i) the certificate or certificates representing such Powermax Shares are not immediately available; or (ii) such Shareholders cannot deliver the certificate or certificates representing such Powermax Shares and all other required documents to the Depositary prior to the Expiry Time, such Powermax Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed facsimile transmission thereof, is received by the Depositary at its office in Calgary, as set forth in the Notice of Guaranteed Delivery, prior to the Expiry Time; and

(c) the certificate or certificates representing deposited Powermax Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually executed facsimile thereof, covering the Powermax Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its offices in Calgary as set forth in the Letter of Transmittal on or before 4:30 p.m. (Calgary time) on the third trading day on the TSXV after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand, courier, facsimile or mail to the Depositary so as to be received by the Depositary at its office in Calgary prior to the Expiry Time and must include a signature medallion guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

In all cases, payment for Powermax Shares deposited and taken up by High Plains pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Powermax Shares together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, covering such Powermax Shares and any other required documents, with the signatures medallion guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal and any other required documents.

The method of delivery of the Letter of Transmittal, certificates representing the Powermax Shares and all other required documents is at the option and risk of the person depositing the same. High Plains recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, High Plains recommends that registered mail with return receipt requested be used and that proper insurance be obtained.

Shareholders whose Powermax Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Powermax Shares.

Except as otherwise provided, the Offer will be deemed to have been accepted when the Depositary has actually received certificates in respect of the Powermax Shares and the related Letter of Transmittal duly completed and executed.

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints the Depositary and any officer of High Plains, and each of them, and any other person designated by High Plains in writing, as the High Plains and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Powermax Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "Purchased Shares") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after July 27, 2005 (collectively, the "Other Shares"), effective on and after the date that High Plains takes up and pays for the Purchased Shares (the "Effective Date"), with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and any Other Shares on the appropriate register of holders maintained by Powermax; and (b) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and Other Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Shares and Other Shares, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Shares and Other Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Powermax, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and Other Shares, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and Other Shares.

Furthermore, a holder of Purchased Shares or Other Shares who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Powermax and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Shares or Other Shares, and agrees to execute and deliver to High Plains any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Shares and to designate in any such instruments of proxy the person or persons specified by High Plains as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Shares. Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares or Other Shares who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Shares to High Plains and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Powermax Shares pursuant to the procedures herein will constitute a binding agreement between the Depositing Shareholder and High Plains upon the terms and subject to the conditions of the Offer, including the Depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Powermax Shares (and any Other Shares) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Powermax Shares (and Other Shares) to any other person; (ii) such Shareholder owns the Powermax Shares (and any Other Shares) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Powermax Shares (and any Other Shares) complies with applicable securities laws; and (iv) when such Powermax Shares (and any Other Shares) are taken up and paid for by High Plains, High Plains will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Powermax Shares deposited pursuant to the Offer will be determined by High Plains in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. High Plains reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. High Plains reserves the absolute right to waive any defect or irregularity in the deposit of any Powermax Shares.

There shall be no duty or obligation on High Plains, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. High Plains' interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding. High Plains reserves the right to permit the Offer to be accepted in a manner other than those set out above.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to the provisions of the Pre-Merger Agreement, High Plains reserves the right to withdraw or terminate the Offer and not take up and pay for any Powermax Shares deposited under the Offer, or to extend the period of time during which the Offer is open and postpone taking up and paying for any Powermax Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by High Plains:

(a) at the Expiry Time, and at the time High Plains first takes up Powermax Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66⅔% of the outstanding Powermax Shares (calculated on a diluted basis) other than those Powermax Shares owned by the Offeror or its associates or affiliates (as each of such terms is defined in the ABCA) at the date of the Offer, or by persons whose Powermax Shares may not be included as part of the minority approval of a Second Stage Transaction;

(b) all government and regulatory approvals, orders, rulings, exemptions and consents (including, without limitation those of any stock exchanges or other securities or regulatory authorities) which, in the sole judgment of High Plains, acting reasonably, are necessary shall have been obtained on terms and conditions satisfactory to High Plains in its sole judgment, acting reasonably, and shall be in full force and effect, and any and all other applicable waiting periods under any competition, merger control or similar laws, regulation or other governmental authority having jurisdiction over Powermax, High Plains, the Offer or any other transaction contemplated by the Offer with respect to any such matters shall have expired or been terminated in respect of such transactions and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(c) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Powermax carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgment of High Plains, acting reasonably:

(A) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, High Plains of the Powermax Shares or the right of High Plains to own or exercise full rights of ownership of the Powermax Shares;

(B) has had, or if the Offer was consummated would result in, a Material Adverse Effect on Powermax or would have a material adverse effect on High Plains or High Plains' ability to complete the Offer, as determined by High Plains, acting reasonably; or

(C) has a material adverse effect on the completion of any compulsory acquisition or any amalgamation, statutory arrangement or other transaction involving High Plains and/or an affiliate of High Plains and Powermax and/or the holders of Powermax Shares for the purposes of Powermax becoming, directly or indirectly, a wholly-owned subsidiary of High Plains or effecting a Second Stage Transaction;

(d) High Plains shall have determined in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against High Plains making the Offer or taking up and paying for all of the Powermax Shares under the Offer or completing any compulsory acquisition or Second Stage Transaction in respect of any Powermax Shares not acquired under the Offer;

(e) all directors, officers and other non arm's length parties of Powermax that are indebted to Powermax, if any, having agreed on terms satisfactory to High Plains to repay such indebtedness to Powermax concurrent with the Effective Time, upon payment or set-off of any severance obligation owing by Powermax;

(f) High Plains shall have determined, in its sole judgment, acting reasonably, that (i) Powermax shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Merger Agreement, and (ii) all representations and warranties of Powermax contained in the Pre-Merger Agreement shall have been true and correct in all material respects as of the date of the Pre-Merger Agreement and shall not have ceased to be true and correct in any material respect on the Take-up Date;

(g) High Plains shall have determined in its sole judgment, acting reasonably, that no Material Adverse Change in respect of Powermax shall exist or shall have occurred that either was not publicly disclosed or disclosed in writing to High Plains in each case prior to the announcement of the Offer and since announcement of the Offer no Material Adverse Change in respect of Powermax shall have occurred;

(h) the Pre-Merger Agreement shall not have been terminated or High Plains shall have determined in its sole judgment, acting reasonably, that such termination shall not affect the ability of High

Plains to consummate the Offer or to complete a compulsory acquisition or Second Stage Transaction or that such termination was not related to any matter that is materially adverse to the business of Powermax or to the value of the Powermax Shares to High Plains; and

(i) High Plains shall in its sole judgement, acting reasonably, be satisfied that all outstanding stock options, and all other rights to acquire any Powermax Shares shall have either been exercised, deemed exercised or terminated or may be terminated or otherwise dealt with on a basis acceptable to High Plains, acting reasonably, prior to High Plains taking-up any Powermax Shares pursuant to the Offer.

The foregoing conditions are for the exclusive benefit of High Plains. High Plains may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of High Plains). High Plains may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion (subject to the Pre-Merger Agreement) without prejudice to any other rights which High Plains may have. The failure by High Plains at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by High Plains concerning the events described in this Section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by High Plains to that effect to the Depositary at its principal office in Calgary, Alberta. High Plains, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, "Notice and Delivery". If the Offer is withdrawn, High Plains shall not be obligated to take up and pay for any Powermax Shares deposited under such Offer and all certificates for deposited Powermax Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned to the parties by whom they were deposited at High Plains' expense.

5. Extension and Variation of the Offer

The Offer is open for acceptance until the Expiry Time, subject to extension or variation in High Plains' sole discretion, subject to the terms of the Pre-Merger Agreement.

Subject to the terms of the Pre-Merger Agreement, High Plains reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Time or Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta. High Plains, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer, "Notice and Delivery", to all Shareholders whose Powermax Shares have not been taken up prior to the extension or variation. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by High Plains if all of the terms and conditions of the Offer, excluding those waived by High Plains, have been fulfilled or complied with unless High Plains first takes up all of the Powermax Shares deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before 10 days after the notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

During any such extension or in the event of any variation, all Powermax Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by High Plains in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Powermax Shares". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by High Plains of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Powermax Shares under the Offer is increased, the increased consideration will be paid to all Depositing Shareholders whose Powermax Shares are taken up under the Offer.

6. Payment for Deposited Powermax Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by High Plains, High Plains will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Powermax Shares validly deposited and not withdrawn under the Offer not later than 10 days after the Expiry Date. Any Powermax Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after they are taken up. In accordance with applicable law, any Powermax Shares deposited under the Offer after the first date on which Powermax Shares have been taken up by High Plains are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit.

Subject to applicable law, High Plains expressly reserves the right in its sole discretion to delay taking up or paying for any Powermax Shares or to terminate the Offer and not take up or pay for any Powermax Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by High Plains, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. High Plains also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Powermax Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. High Plains will not, however, take up and pay for any Powermax Shares deposited under the Offer unless it simultaneously takes up and pays for all Powermax Shares then validly deposited under the Offer. High Plains will be deemed to have taken up and accepted for payment Powermax Shares validly deposited and not properly withdrawn pursuant to the Offer if, as and when High Plains gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta of its acceptance for payment of such Powermax Shares pursuant to the Offer.

High Plains will pay for Powermax Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) and a direction to issue to, or on behalf of each such Shareholder, High Plains Shares on the basis set forth in Section 1 of the Offer, "The Offer", for delivery to Shareholders who have tendered and not withdrawn their Powermax Shares under the Offer.

No fractional High Plains Shares will be issued. Fractional interests will be rounded to the nearest whole number. If a Shareholder deposits more than one certificate for Powermax Shares which are taken up by High Plains, the number of High Plains Shares issuable to such Shareholder will be computed on the basis of the aggregate number of Powermax Shares deposited by such Shareholder.

Under no circumstances will interest accrue or be paid by High Plains or the Depositary to persons depositing Powermax Shares on the purchase price of Powermax Shares purchased by High Plains, regardless of any delay in making such payment.

The High Plains Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any jurisdiction other than the provinces and territories of Canada in which the Offer is made. Each Shareholder who is resident in the United States or in any other foreign country, or who appears to High Plains or the Depositary to be resident in the United States or any other foreign country, may not receive High Plains Shares for his/her/its Powermax Shares unless the issuance of High Plains Shares is permitted under local securities laws in such other foreign country without being registered or qualified for issuance.

The Depositary will act as the agent of persons who have deposited Powermax Shares in acceptance of the Offer for the purposes of receiving payment from High Plains and transmitting payment to such persons, and receipt of payment by the Depositary, together with irrevocable instruction from High Plains to effect payment to Depositing

Shareholders, will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Powermax Shares pursuant to the Offer.

Settlement will be made by the Depositary forwarding the certificate representing the High Plains Shares and/or issuing or causing to be issued a cheque payable in Canadian funds to which that person is entitled provided that the person is a resident of a province of Canada or another jurisdiction in which the High Plains Shares may be lawfully delivered, without further action by High Plains or on a basis acceptable to High Plains in its sole discretion. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates representing the High Plains Shares and/or the cheque will be issued in the name of the registered holder of the Powermax Shares deposited. Unless the person depositing the Powermax Shares instructs the Depositary to hold the certificates representing the High Plains Shares and/or the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, certificates representing the High Plains Shares and/or the cheque will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates representing the High Plains Shares and/or the cheque will be forwarded to the address of the Shareholder as shown on the registers maintained by Powermax. Certificates and/or cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Pursuant to applicable law, High Plains may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

If any deposited Powermax Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Powermax Shares than the Shareholder desires to deposit, a certificate for Powermax Shares not purchased will be returned, without expense, to the Depositing Shareholder as soon as practicable following the Expiry Time or withdrawal or early termination of the Offer.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Powermax Shares directly with the Depositary to accept the Offer. See "Depositary" in the Circular.

7. Withdrawal of Deposited Powermax Shares

All deposits of Powermax Shares pursuant to the Offer are irrevocable, provided that any Powermax Share deposited in acceptance of the Offer (other than such Powermax Shares as are deposited pursuant to the Pre-Tender Agreements except as provided therein) may be withdrawn by or on behalf of the Depositing Shareholder (unless otherwise required or permitted by applicable law) at any time before the Powermax Shares are taken up by High Plains.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which the Powermax Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable laws, a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the notice of variation has been delivered); or

(b) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of High Plains or of any affiliate of High Plains (except to the extent required by applicable law, where the change is a material fact relating to the Powermax Shares),

any Powermax Shares deposited under the Offer and not taken up and paid for by High Plains at such time may be withdrawn by or on behalf of the Depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In addition, if any Powermax Shares are not paid for within three Business Days of being taken up, any Powermax Shares deposited under the Offer may be withdrawn.

In order for any withdrawal to be made, notice of withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Powermax Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be: (i) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Powermax Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of Powermax Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Powermax Shares to be withdrawn. Any signature on a notice of withdrawal must be medallion guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Powermax Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by High Plains, in its sole discretion, and such determination shall be final and binding. **There shall be no duty or obligation on High Plains, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.**

If High Plains extends the Offer, is delayed in taking up or paying for Powermax Shares or is unable to take up or pay for Powermax Shares for any reason, then, without prejudice to High Plains' other rights, Powermax Shares deposited under the Offer may be retained by the Depositary, on behalf of High Plains subject to the Depositing Shareholders' right of withdrawal as set forth under this Section 7 of the Offer, or pursuant to applicable law.

Withdrawals may not be rescinded and any Powermax Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" in the Circular.

Notwithstanding the foregoing provisions of this Section 7, the rights of withdrawal of Powermax Shares deposited under the Offer by the Tendering Shareholders are subject to the terms and conditions of the Pre-Tender Agreements.

8. Return of Deposited Powermax Shares

If any deposited Powermax Shares are not taken up and paid for by High Plains under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more Powermax Shares than are deposited, certificates for Powermax Shares not taken up and paid for or not deposited will be returned at the expense of High Plains by either sending new certificates representing Powermax Shares not purchased or returning the deposited certificates and other relevant documents. The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the Depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by Powermax as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9. Changes in Capitalization, Distributions and Liens

If, on or after July 27, 2005, Powermax should subdivide, consolidate or otherwise change any of the Powermax Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, High Plains may, in its sole discretion, and without prejudice to its rights under Section 4, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.

Powermax Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by High Plains free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Powermax Shares on or after July 27, 2005. If Powermax should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Powermax Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of High Plains or its nominees or transferees on the registers maintained by Powermax of such Powermax Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution, payment, share, right, asset or other interest will be received and held by the Depositing Shareholder for the account of High Plains and shall be promptly remitted and transferred by the Depositing Shareholder to the Depositary for the account of High Plains, accompanied by appropriate documentation of transfer. Pending such remittance, High Plains will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, share, right, asset or other interest, and may withhold the entire consideration payable by High Plains pursuant to the Offer or deduct from the consideration payable by High Plains pursuant to the Offer the amount or value thereof, as determined by High Plains in its sole discretion.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques and certificates representing High Plains Shares in payment for Powermax Shares purchased under the Offer and certificates representing Powermax Shares to be returned will not be mailed if High Plains determines that delivery thereof by mail may be delayed. Persons entitled to cheques and certificates which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Powermax Shares in respect of which such cheques and certificates representing High Plains Shares are being issued were deposited upon application to the Depositary, until such time as High Plains has determined that delivery by mail will no longer be delayed. High Plains shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, "Notice and Delivery". Notwithstanding Section 6 of the Offer, "Payment for Deposited Powermax Shares", the deposit of cheques and certificates representing High Plains Shares with the Depositary for delivery to the Depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Powermax Shares shall be deemed to have been paid for immediately upon such deposit.

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which may be given or caused to be given by High Plains or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by Powermax and will be deemed to have been received on the first day following the date of mailing which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada following mailing. In the event of any interruption of postal service following mailing, High Plains intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which High Plains or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Powermax Shares if: (i) it is given to the TSXV; (ii) it is published once in the National Edition of *The Globe and Mail* and in daily newspapers of general circulation, provided that if the National Edition of *The Globe and Mail* is not being generally circulated, publication thereof shall be made in *The National Post* or any other daily newspaper of general circulation published in the cities of Toronto and Calgary; and (iii) it is provided to Canada Newswire for distribution.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Acquisition of Powermax Shares Not Deposited

If High Plains takes up and pays for Powermax Shares validly deposited under the Offer and acquires not less than 90% of the issued and outstanding Powermax Shares (other than Powermax Shares held at the date hereof by or on behalf of High Plains or its affiliates or associates as defined in the ABCA), High Plains intends, to the extent possible, to acquire the remaining Powermax Shares pursuant to the compulsory acquisition provisions of the ABCA. If High Plains takes up and pays for Powermax Shares validly deposited under the Offer and acquires less than such number or if the compulsory acquisition provisions of the ABCA are otherwise unavailable or if High Plains elects not to proceed by way of the compulsory acquisition provisions of the ABCA, High Plains intends to consider other means of acquiring, directly or indirectly, all of the equity interest in Powermax available in accordance with applicable law, including a Second Stage Transaction. If the Minimum Condition is satisfied and High Plains takes up and pays for the Powermax Shares under the Offer, High Plains may own sufficient Powermax Shares to effect such Second Stage Transaction. See "Acquisition of Powermax Shares Not Deposited" in the Circular.

13. Market Purchases and Sales of Powermax Shares

To the extent permitted by law, High Plains reserves the right to, and may, acquire (or cause an affiliate to acquire) Powermax Shares by making purchases through the facilities of the TSXV, at any time and from time to time prior to the Expiry Time. In no event will High Plains make any such purchases of Powermax Shares through the facilities of the TSXV before the third Business Day following the date of the Offer. If High Plains should acquire Powermax Shares by making purchases through the facilities of the TSXV during the Offer Period, the Powermax Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been satisfied. The aggregate number of Powermax Shares acquired by High Plains through the facilities of the TSXV during the Offer Period shall not exceed 5% of the outstanding Powermax Shares as of the date of the Offer.

Although High Plains has no present intention to sell Powermax Shares taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Powermax Shares after the Expiry Time.

14. Other Terms of the Offer

The provisions of the Circular, Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of High Plains other than as contained in this Offer or in the Circular, Letter of Transmittal or Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of High Plains, Depositary for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of High Plains by brokers or dealers licensed under the laws of such jurisdiction.

High Plains shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Powermax Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Powermax Shares or notice of withdrawal of Powermax Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. High Plains reserves the right to waive any defect in acceptance with respect to any particular Powermax Share or any particular Shareholder. There shall be no obligation on High Plains or the

Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of holders of Powermax Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, High Plains may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Powermax Shares in any such jurisdiction.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under the Canadian provincial securities legislation with respect to the Offer.

DATED at the City of Calgary, Alberta, this 22nd day of August, 2005.

HIGH PLAINS ENERGY INC.

By: (signed) Benhard A. Anderson
President and Chief Executive Officer

CIRCULAR

This Circular is provided in connection with the Offer made by High Plains to purchase all of the outstanding Powermax Shares (including any Powermax Shares which may become outstanding on exercise of Powermax Options).

The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer. In addition, certain abbreviations used in this Circular have the meanings specified under the headings "Definitions" and "Abbreviations".

Although High Plains has had discussions with the management of Powermax and has reviewed certain contracts and records of Powermax, unless otherwise indicated in this Circular, the information concerning Powermax contained in the Offer and this Circular has been taken from or is based primarily upon publicly available documents and records of Powermax on file with Canadian securities regulatory authorities, the TSXV and other public sources and information provided to High Plains by Powermax. Although High Plains has no knowledge that would indicate that any statements relating to Powermax contained herein based on information contained in such documents and records are inaccurate or incomplete, neither High Plains nor its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by Powermax to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to High Plains.

PURPOSE OF THE OFFER AND PLANS FOR POWERMAX

Purpose of the Offer

The purpose of the Offer is to enable High Plains to acquire, directly or indirectly, all of the outstanding Powermax Shares (including Powermax Shares which may become outstanding on the exercise of Powermax Options and any other rights to acquire Powermax Shares).

If High Plains takes up and pays for Powermax Shares deposited pursuant to the Offer, High Plains intends to seek to acquire, directly or indirectly, all of the remaining Powermax Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in Part 16 of the ABCA or a Second Stage Transaction. High Plains will cause the Powermax Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Powermax Shares Not Deposited".

Plans for Powermax

If the Offer is successful, it is expected that certain changes will be made to the composition of the board of directors of Powermax to allow nominees of High Plains to become members of such board. If Powermax becomes a wholly-owned subsidiary of High Plains, High Plains may continue to operate Powermax as a wholly-owned subsidiary or Powermax may be amalgamated with or wound-up into High Plains or an affiliate of High Plains or Powermax may transfer its producing assets into a partnership.

If permitted by applicable law, subsequent to the completion of the Offer, any compulsory acquisition or any Second Stage Transaction, High Plains intends to delist the Powermax Shares from the TSXV and, if there are fewer than 15 Shareholders in each of the jurisdictions in Canada and fewer than 51 Shareholders in total in Canada, to cause Powermax to cease to be a reporting issuer under Canadian securities laws.

BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

In May, 2005, the management of Powermax and High Plains began discussing the possibility of a business combination of High Plains and Powermax. During June, 2005, High Plains entered into discussions with management of Powermax in respect of the terms and conditions on which a business combination could be affected and each party continued to conduct their due diligence in respect of the other party. On June 20, 2005, High Plains made a non-binding proposal in respect of a business combination and High Plains and Powermax entered into an exclusivity arrangement provided for a period during which each party would complete their respective due diligence in respect of the other and, if satisfactory, a definitive agreement would be negotiated. In addition, the board of directors of Powermax received advice from Northern Securities Inc. that in its view the consideration to be offered to Shareholders under the Offer was fair, from a financial point of view, to the holders of Powermax Shares. The board of directors of Powermax unanimously resolved that, subject to certain conditions, the Offer and Pre-Merger Agreement be approved, the Offer is fair, from a financial point of view, to the holders of Powermax Shares, and that it would recommend acceptance of the Offer by holders of Powermax Shares.

On July 27, 2005, High Plains and Powermax entered into the Pre-Merger Agreement. The Pre-Merger Agreement was subsequently amended to extend the mailing date for the Offer and Circular.

Reasons for the Offer

High Plains believes that the acquisition of Powermax will provide a valuable extension of High Plains' operations in its core area in Alberta and excellent synergies with High Plains' existing operations in the area. These properties complement the growing opportunities arising from High Plains' existing asset base and provide numerous additional development drilling locations. Benefits to Shareholders from a combination of High Plains and Powermax include:

- Enhanced High Plains value and cash flow resulting from the acquisition of Powermax reserves and production by applying the High Plains technical and management team to substantially optimize and exploit the drilling opportunities that exist at the Powermax properties.
- The key benefits of the acquisition of Powermax include:
    - net production in excess of 400 BOE/d;
    - net proved and probable reserves of some 485 MBOE with a value of more than $7 million based on the Sproule Report;
    - more than 85% of Powermax reserves and production, including a working interest land base of 29 sections and central battery facility, are located at its operated property in the Galahad/Red Willow area of Alberta;
    - significant opportunity for incremental reserves and production increase through the numerous optimization, exploitation and drilling opportunities that exist on the Powermax properties; and
    - a large undeveloped land position.

PRO FORMA COMBINED INFORMATION

Selected Pro forma Operational Information

The following table sets out certain operational information for High Plains and Powermax and pro forma combined operational information for High Plains and Powermax after giving effect to the acquisition of all of the issued and outstanding Powermax Shares pursuant to the Offer, as at the dates indicated. **The following information should be read in conjunction with the financial statements of High Plains set forth in Appendix "B" of the Circular, the financial statements of Powermax set forth in Appendix "C" of the Circular and the pro forma consolidated financial statements of High Plains set forth in Appendix "D" of the Circular.**

	High Plains	Powermax	Combined
Crude Oil Wells[1] (includes producing & shut-in)			
Gross	7.0	20.0	27.0
Net	2.1	11.8	13.9
Natural Gas Wells[1]			
Gross	46.0	22.0	68.0
Net	38.0	13.3	51.3
Undeveloped Land Holdings[1]			
Gross Acres	172,440	122,880	295, 320
Net Acres	127,343	108,569	235,912
Reserves (MBOE)[2]			
Proved	394	350	744
Probable	267	136	403
Total	661	486	1147
Production[3]			
Natural Gas Production (Mcf/d)	529.0	814.5	1,344
Crude Oil & NGL Production (Bbls/d)	21.0	54.0	75
Total Production (BOE/d)	77.0	242.7	320
Sales Price[3]			
Natural Gas ($/Mcf)	$4.87	$5.99	$7.00
Crude Oil & NGL ($/Bbl)	$46.10	$42.00	$50.00

Notes:

(1) As at December 31, 2004.

(2) As at December 31, 2004 in respect of High Plains based upon the report of Paddock Lindstrom & Associates Ltd. dated March 23, 2005 (the "PLA Report"), and as at December 31, 2004 in respect of Powermax based upon the report of Sproule Associates Limited dated March 23, 2005 (the "Sproule Report"). Based on forecast prices and costs, as at December 31, 2004 in respect of High Plains and as at December 31, 2004 in respect of Powermax.

(3) Average for the nine months ended December 31, 2004 in respect of High Plains. Average for the year ended December 31, 2004 in respect of Powermax. The combined values are based on an estimate by management of High Plains.

Selected Pro Forma Consolidated Financial Information

The following table sets out certain consolidated financial information for High Plains and Powermax as well as certain pro forma financial information after giving effect to the acquisition of all of the issued and outstanding Powermax Shares pursuant to the Offer and certain other adjustments. **The following information should be read in conjunction with the consolidated financial statements of High Plains set forth in Appendix "B" of the Circular, the financial statements of Powermax set forth in Appendix "C" of the Circular and the consolidated pro forma financial statements of High Plains set forth in Appendix "D" of the Circular.**

	As at and for the year ended December 31, 2004[2]		As at and for the three months ended March 31, 2005		Pro forma Consolidated As at and for the year ended December 31, 2004[1]	Pro forma Consolidated As at and for the three months ended March 31, 2005[1]
	High Plains	Powermax	High Plains	Powermax		
Revenue	$1,465,977	$3,276,573	$357,234	$1,136,493	$4,742,550	$1,493,727
Net Earnings	$281,482	($467,160)	($119,228)	$103,757	($621,658)	($194,000)
Per Share—basic	$0.05	($0.04)	(0.02)	$0.01	($0.04)	($0.01)
Per Share—diluted	$0.05	($0.04)	(0.02)	$0.01	($0.04)	($0.01)
Cash Flow from Operating Activities	$747,490	$403,943	($358,769)	($274,665)	— (3)	— (3)
Capital Expenditures, net	$1,290,301	$2,309,008	$279,660	$424,936	— (3)	— (3)
Debt, net of working capital	$778,733	$360,675	$739,780	$265,042	— (2)	$5,267,942
Total Assets	$6,286,432	$6,218,147	$6,480,707	$6,668,589	— (2)	$24,123,862
Shareholders' Equity	$4,148,041	$2,701,150	$4,130,678	$2,849,907	— (2)	$10,842,109
Weighted Average Number of Shares Outstanding						
Basic	5,666,188	12,412,900	5,785,669	12,412,900	14,168,449	14,287,930
Diluted	5,738,688	12,412,900	5,964,608	12,412,900	14,168,449	14,287,930

Notes:

(1) See the notes to the unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "D" for assumptions and adjustments.

(2) Pro Forma Balance Sheet as at December 31, 2004 not provided. Pro Forma Balance Sheet only provided as at March 31, 2005.

(3) Pro Forma Statement of Cash Flows not provided.

PRE-MERGER AGREEMENT

The following is a summary only of the material provisions of the Pre-Merger Agreement and is qualified in its entirety by the provisions of the Pre-Merger Agreement.

The Offer

Effective July 27, 2005, High Plains and Powermax entered into the Pre-Merger Agreement pursuant to which High Plains agreed to make the Offer. See "Section 1. The Offer" of the Offer to Purchase.

The Pre-Merger Agreement contains the material conditions to the Offer that were negotiated between High Plains and Powermax. High Plains is permitted under the Pre-Merger Agreement, in its sole discretion, to amend or extend, vary or waive any term or condition of the Offer, provided that High Plains shall not, without the prior consent of Powermax, waive or reduce the Minimum Required Shares to less than 50% of the issued and outstanding Powermax Shares on a diluted basis, impose additional conditions to the Offer, decrease or change the form of consideration to be paid for each Powermax Share (unless the consideration includes consideration in addition to the share consideration required to be offered pursuant to the Pre-Merger Agreement), or make any other change in the Offer which is materially adverse to holders of Powermax Shares (and for which purpose an extension of the Offer or waiver of a condition (other than a reduction of the Minimum Condition to below 50% of the outstanding Powermax Shares) will not be considered adverse). In the event that any required regulatory approval is not obtained prior to the time that the Offer is scheduled to terminate, unless such approval has been denied, High Plains has agreed to extend the Offer for a period of not less than 10 days past the initial Expiry Time pending receipt of such approval.

Approval by the Board of Directors of Powermax

Pursuant to the Pre-Merger Agreement, Powermax consented to the Offer and confirmed that the board of directors of Powermax has unanimously approved the Offer and the Pre-Merger Agreement and, based on advice from its financial advisor, has determined that the Offer is fair, from a financial point of view, to Shareholders and is in the best interests of Powermax and the Shareholders and has unanimously resolved to recommend acceptance of the Offer by the Shareholders.

Pre-Tender Agreements

High Plains has entered into Pre-Tender Agreements with certain holders of Powermax Shares (including all of the directors and officers of Powermax) who hold an aggregate of 8,774,621 Powermax Shares, representing approximately 71% of the outstanding Powermax Shares. Under the terms of the Pre-Tender Agreements, the Tendering Shareholders have agreed to tender, and not withdraw, all of their Powermax Shares (including any additional Powermax Shares they may acquire on exercise of Powermax Options or otherwise) to the Offer, subject to the terms and conditions thereof. If the board of directors of Powermax shall determine that a Superior Proposal is made and the board of directors of Powermax shall have recommended that holders of Powermax Shares tender their Powermax Shares in acceptance of such Superior Proposal or vote in favour thereof and: (i) High Plains shall not have increased the consideration per Powermax Share to a consideration at least equal to such Superior Proposal; and (ii) the non-completion fee payable to High Plains as described under "Non-completion Fee" shall have been paid by Powermax to High Plains pursuant to the Pre-Merger Agreement, the Tendering Shareholder shall not be required to tender any Powermax Shares pursuant to the Offer or, if tendered, may withdraw such shares from the Offer following the expiry of the period pursuant to the Pre-Merger Agreement that High Plains has to increase the consideration per Powermax Share to equal or exceed the value of the consideration that Shareholders will receive pursuant to such Superior Proposal, as provided in the Pre-Merger Agreement. If for any reason the Superior Proposal is withdrawn, expires, terminates or any of the Powermax Shares of the Tendering Shareholder are not taken up and paid for pursuant to the Superior Proposal, the Tendering Shareholder has agreed to deposit such Powermax Shares to the Offer, if the Offer is still outstanding.

The Pre-Tender Agreements will be terminated, at the option of the Shareholder upon written notice to High Plains, in the event that: (i) High Plains does not take up and pay for the holder's Powermax Shares in accordance with the Offer on or before the date that is 90 days after the date that the Offer is mailed to Shareholders; or (ii) the Pre-Merger Agreement is terminated in accordance with its terms, other than as a result of a breach of the Pre-Tender Agreement by the Tendering Shareholder or a breach of the Pre-Merger Agreement by Powermax.

No Solicitation

Pursuant to the Pre-Merger Agreement, Powermax agreed to immediately cease and cause to be terminated all existing discussions or negotiations with any parties conducted prior to the execution of the Pre-Merger Agreement by Powermax, any of its officers, directors, employees, representatives, agents or other parties on its behalf ("Representatives") with respect to any Powermax Acquisition Proposal. In connection therewith, Powermax further agreed that it would immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Powermax relating to a Powermax Acquisition Proposal and would use all reasonable commercial efforts to ensure that such requests are honored.

Powermax also agreed that after the execution of the Pre-Merger Agreement, Powermax will not, and will not authorize or permit any of its Representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or the making of any proposal to Powermax or its Shareholders that constitutes or may reasonably be expected to lead to a Powermax Acquisition Proposal from any person, or enter into or participate in any discussions or negotiations relating thereto, provided, however, that Powermax may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Powermax or any of its Representatives after July 27, 2005) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Powermax and its business, properties and assets if, and only to the extent that:

(a) Powermax provides notice to High Plains of any inquiries, offers or proposals with respect to a Powermax Acquisition Proposal within 24 hours of the receipt thereof;

(b) the third party has made a Superior Proposal;

(c) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Powermax provides immediate notice orally and in writing to High Plains specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect of a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the confidentiality agreement executed by High Plains and immediately provides High Plains with a copy of such confidentiality agreement, the terms and conditions of any such proposal, the identity of the person making it and, if not previously provided to High Plains, copies of all information provided to such party;

(d) Powermax provides immediate notice to High Plains in the event that such Powermax Acquisition Proposal is withdrawn or terminated; and

(e) Powermax provides to High Plains in writing the determination of the board of directors of Powermax forthwith upon determining that the Powermax Acquisition Proposal, if completed, would constitute a Superior Proposal.

In addition Powermax may comply with applicable laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to Shareholders.

Right to Match

Powermax shall give High Plains at least 72 hours advance notice of any proposed agreement, other than a confidentiality agreement, to be entered into with any person making an inquiry, offer or proposal with respect to a Powermax Acquisition Proposal and shall provide High Plains with a true and complete copy of the Powermax Acquisition Proposal at least 72 hours prior to its proposed execution by Powermax. Powermax shall give High Plains an opportunity of not less than 72 hours to amend the Pre-Merger Agreement to provide at least as favourable or more favourable terms than those of the Powermax Acquisition Proposal (including that the Shareholders will receive consideration for each Powermax Share equal to or having a greater value than the value per Powermax Share provided in such Powermax Acquisition Proposal) as determined by High Plains' financial advisor, acting reasonably. In addition, Powermax shall, and shall cause its financial and legal advisors to, negotiate in good faith with High Plains with respect to such amendment. In the event High Plains proposes to amend the Pre-Merger Agreement and the Offer to provide substantially equivalent or superior value to that provided under the Powermax Acquisition Proposal within the 72 hour time period specified above, then Powermax will not enter into any agreement regarding the Powermax Acquisition Proposal. Further, Powermax shall not enter into an agreement in respect of a Powermax Acquisition Proposal or take any steps to implement a Superior Proposal unless and until Powermax shall have paid to High Plains the non completion fee described under "Non-completion Fee" below and shall have terminated the Pre-Merger Agreement in accordance with the provisions thereof.

Non-completion Fee

Powermax has agreed to pay to High Plains a non-completion fee of $500,000 in the event that:

(a) the board of directors of Powermax fails to recommend that shareholders of Powermax accept the Offer or withdraws or, in any manner adverse to completion of the Offer or to High Plains, redefines, modifies or changes any of its recommendations or determinations with respect to the Offer or has resolved to do so;

(b) any bona fide Take-over Proposal for the Powermax Shares is publicly announced or commenced prior to the expiry of the Offer, and the board of directors of Powermax has failed to publicly reaffirm and maintain its recommendation of the Offer to Shareholders within five days after the public announcement or commencement of any such Take-over Proposal;

(c) the board of directors of Powermax recommends that Shareholders deposit their Powermax Shares under, vote in favour of, or otherwise accept, a Take-over Proposal prior to the termination of the Pre-Merger Agreement;

(d) Powermax enters into any agreement with any person with respect to a Take-over Proposal prior to the Expiry Time, excluding a confidentiality agreement entered into as described under "No Solicitation'' above;

(e) there is a material breach or non-performance by Powermax of its covenants, agreements, obligations, representations and warranties set out in the Pre-Merger Agreement which has not been cured to the satisfaction of High Plains, acting reasonably, within three Business Days of receipt of notice by Powermax of any such breach or non-performance (other than in respect of the "No Solicitation" covenants described above, in respect of which no cure period shall be applicable); or

(f) prior to the Expiry Time, a bona fide Take-over Proposal is publicly announced, offered or made to all or substantially all Shareholders or to Powermax and, at the Expiry Time, such Take-over Proposal has not expired or been withdrawn, and the Minimum Condition shall not have been satisfied.

High Plains has agreed to pay to Powermax a non-completion fee of $500,000 in the event of material breach by High Plains of any of its covenants, agreements, obligations, representations and warranties set out in the Pre-Merger Agreement which has not been cured to the satisfaction of Powermax, acting reasonably, within five Business Days of receipt of notice by High Plains of any such breach or non-performance.

Powermax Options

Pursuant to the Pre-Merger Agreement, all persons holding Powermax Options who may do so under securities laws and in accordance with the terms of the Powermax Options held by them, shall be entitled to exercise all of their Powermax Options and tender Powermax Shares issued in connection therewith under the Offer upon payment of the exercise price in full.

(a) It is agreed by High Plains that all Powermax Options that are tendered to Powermax for exercise, conditional on High Plains taking up Powermax Shares under the Offer ("Conditional Option Exercise"), are deemed to have been exercised concurrently with the Take-up of Powermax Shares by High Plains. Furthermore, High Plains will accept as validly tendered under the Offer as of the Take-up Date, all Powermax Shares that are to be issued pursuant to the Conditional Option Exercise, provided that the holders of such Powermax Options indicate that such shares are tendered pursuant to the Offer and provided that those Powermax Options are exercised. The Parties acknowledge and agree that all holders of Powermax Options who are party to a Pre-Tender Agreement are to exercise all of their Powermax Options pursuant to the conditional Option Exercise process and tender to the Offer all Powermax Shares issued upon such exercise.

(b) Powermax will use its commercially reasonable efforts to ensure that all outstanding Powermax Options are either exercised, terminated, expired or surrendered prior to the Take-up Date provided that Powermax will not pay the holders any amount in consideration therefor without the prior approval of High Plains, and will not grant any additional Powermax Option or other rights to purchase or acquire Powermax Shares or make any amendments to outstanding Powermax Options without the prior written consent of High Plains, except to permit the early vesting of all such Powermax Options and to cause the cancellation, termination, expiry or surrender of the Powermax Options prior to the Take-up Date without payment.

(c) Powermax represents that its directors have determined to cause Powermax to use reasonable commercial efforts to encourage and facilitate all persons holding Powermax Options to exercise those options and tender all Powermax Shares issued in connection therewith to the Offer as set forth above; and

(d) Powermax will promptly notify High Plains in writing of any exercise of Powermax Options to be valid for the purposes hereof, such notice is to disclose full particulars of each such exercise.

Other Matters

The Pre-Merger Agreement further provides, among other things:

(a) restrictions and limitations on interim operations that may be conducted by Powermax until the Expiry Date, without the consent of High Plains;

(b) that if High Plains takes up and pays for Powermax Shares pursuant to the terms of the Offer, Powermax agreed to use all commercially reasonable efforts to assist High Plains in acquiring the balance of the Powermax Shares by way of a Second Stage Transaction;

(c) Powermax agreed to assist High Plains to secure the resignations of all directors of Powermax to be effective immediately following the date that High Plains shall have taken up Powermax Shares pursuant to the Offer and to cause the election of nominees of High Plains to fill the vacancies so created;

(d) if High Plains takes up Powermax Shares pursuant to the Offer, High Plains agreed that it would not take any action to terminate or materially adversely effect any indemnity agreements or right to indemnity in favour of past or present officers and directors of Powermax; and

(e) subject to the terms and conditions of the Pre-Merger Agreement and to fiduciary obligations under applicable laws, each of High Plains and Powermax agree to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Pre-Merger Agreement.

Termination

The Pre-Merger Agreement may, subject to its specified terms, be terminated by written notice promptly given by one party to the other party, at any time prior to the Take-up Date:

(a) by a mutual written agreement between High Plains and Powermax;

(b) by either High Plains or Powermax, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Merger Agreement and such order, decree, ruling or other action becomes final;

(c) by High Plains, if the conditions to making the Offer in Section 4 are not satisfied or waived prior to the time specified therein, if applicable, or if not specified, by the time that the Offer is required to be made;

(d) by Powermax, if High Plains has not mailed the Offer Documents to holders of Powermax Shares prior to 11:59 p.m. (Calgary time) on August 23, 2005, or such later date as Powermax may agree to;

(e) by either High Plains or Powermax, if High Plains has not taken-up and paid for the Powermax Shares deposited under the Offer on or before the date that is 90 days following the day of mailing of the Offer;

(f) by either High Plains or Powermax, if the Offer terminates or expires at the Expiry Time without High Plains taking up and paying for any of the Powermax Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such conditions is due to the failure of the party seeking to terminate the Pre-Merger Agreement to perform the obligations required to be performed by it under the Pre-Merger Agreement;

(g) by either High Plains or Powermax, if the non-completion fee referred to under "Non-completion Fee'' above becomes payable pursuant to the terms of the Pre-Merger Agreement and, if the party seeking to terminate the agreement is payor of the non-completion fee, payment of the non-completion fee is made to the other party;

(h) by High Plains if a Material Adverse Change shall have occurred in respect of Powermax or by Powermax if a material adverse change shall have occurred in respect of High Plains; or

(i) by either High Plains or Powermax, if there has been a misrepresentation, breach or non-performance by the other party of any representation, warranty (without reference to any qualification as to materiality in such representation and warranty) or covenant contained in the Pre-Merger Agreement which would have or would reasonably be expected to have a Material Adverse Effect on, in the case of termination by High Plains, Powermax or, in the case of termination by Powermax, a material adverse effect on High Plains or, in the case of a termination by High Plains a material adverse effect on the ability of High Plains to complete the Offer, provided that the breaching or non-performing party has been given notice of and three Business Days to cure any such misrepresentation, breach or non-performance (other than in certain cases in respect of which no cure period shall be applicable).

HIGH PLAINS ENERGY INC.

High Plains was incorporated under the ABCA on June 2, 1987 as 367180 Alberta Ltd. Pursuant to the provisions of the ABCA, the name of High Plains was amended on September 2, 1987 to Griffon Petroleum Ltd. The High Plains Shares were initially listed and posted for trading on the Alberta Stock Exchange using the symbol "GPQ", on February 16, 1988. Griffon Petroleum Ltd. changed its name to High Plains Energy Inc. on March 7, 1997.

High Plains has been engaged in the oil and gas exploration, development, production and marketing of petroleum and natural gas since 1987. In December 1997, the Corporation incorporated "Griffon Petroleum Inc." in the state of Montana as a private wholly owned subsidiary to carry on the business of oil and gas exploration and development in the United States. In December 1997, the Corporation incorporated "Northern Gas Marketing Inc." in the State of Montana as a private wholly owned subsidiary to carry on the business of oil and gas gathering, marketing, processing, and compression and exploration and development in the United States.

High Plains' principal office is currently located at Suite 2240, 444 - 5th Avenue SW, Calgary, Alberta T2P 2T8, and will be located at Suite 900, 900 - 6th Avenue SW, Calgary, Alberta T2P 3K2 effective September 1, 2005. High Plains' registered office is located at Suite 1000, 400 - 3rd Avenue SW, Calgary, Alberta T2P 4H2.

For further information with respect to High Plains, see Appendix "A" - Information Concerning High Plains Energy Inc., Appendix "B" - Consolidated Financial Statements of High Plains and Appendix "D" - Consolidated Pro Forma Financial Statements of High Plains, each of which are appended hereto and are incorporated herein.

Recent Developments

The statement of reserves data of the Corporation effective December 31, 2004, is contained in the Corporation's 2004 Petroleum and Natural Gas Activities and Reserves Data dated March 23, 2005, which is summarized at Appendix "A" - Information Concerning High Plains Energy Inc.

Description of Share Capital

High Plains is authorized to issue an unlimited number of High Plains Shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. The holders of High Plains Shares are entitled to dividends if, as and when declared by the board of directors; to one vote per share at any meeting of the shareholders of High Plains; and upon liquidation to receive all assets of High Plains as are distributable to the holders of such shares. As at July 27, 2005, there were 10,243,454 High Plains Shares issued and outstanding and no preferred shares outstanding.

Capitalization of High Plains

The following table sets forth the capitalization of High Plains as at December 31, 2004 and as at March 31, 2005, before and after giving effect to the completion of the Offer:

	Authorized	As at December 31, 2004	As at March 31, 2005	As at March 31, 2005 after giving effect to the Offer(1)(2)(3)
High Plains Shares	Unlimited	$1,606,102 (5,730,669 shs)	$1,706,052 (5,943,454 shs)	$8,417,483 (14,445,715 shs)
First and Second Preferred Shares	Unlimited	Nil	Nil	Nil
Debt(4)	—	$88,788	$425,000	$6,400,000

Notes:

(1) Assuming all of the Powermax Shares are acquired pursuant to the Offer and that 4,501,461 High Plains Shares are issued and $6.85 million in cash is paid by High Plains pursuant to the Offer in exchange for Powermax Shares. In addition, 4,000,800 High Plains Shares that were issued in April under a Private Placement and the net cash proceeds of $2.3 million received are included in the totals consistent with presentation in the Pro Forma Consolidated Financial Statements of High Plains presented in Appendix "D".

(2) Following March 31, 2005, 4,300,800 High Plain Shares have been issued (including the 4,000,800 shares pursuant to the private placement completed in April) and there are currently 10,244,254 High Plain Shares issued and outstanding. See "Previous Distributions". High Plains is also in the process of completing a private placement of an additional 1,000,000 High Plains Shares to Messrs. Anderson, Wilson and Schindel, each a director or officer of High Plains.

(3) As at August 22, 2005, 4,835,800 High Plains Shares were reserved for issuance pursuant to outstanding options and warrants exercisable at prices ranging from $0.70 to $0.75.

(4) High Plains has a $4 million revolving operating demand loan credit facility from a Canadian Chartered Bank. The maximum amount available under the facility will be increased to $6.4 million on closing of the Powermax acquisition. Amounts outstanding under the facility bear interest at the bank's prime rate plus 0.75% and are secured by an assignment of accounts receivable and a $5,000,000 Debenture.

Dividend Record and Policy

High Plains has not paid any dividends on the outstanding High Plains Shares. The board of directors of High Plains will determine the actual timing, payment and amount of dividends, if any, that may be paid by High Plains from time to time based upon, among other things, the cash flow, results of operations and financial condition of High Plains, the need for funds to finance ongoing operations and other business considerations as the board of directors of High Plains considers relevant.

Previous Distributions

During the 12 months preceding the date of the Offer, the only distributions of securities of High Plains are as follows:

Date	Number of Securities	Issue or Exercise Price	Reason for Issuance
September 29, 2004	100,000	$0.35	Exercise of stock options
January 19, 2005	10,000	$0.30	Exercise of stock options
February 7, 2005	50,000	$0.30	Exercise of stock options
February 15, 2005	50,000	$0.20	Exercise of stock options
March 31, 2005	102,785	$0.70	Shares for debt settlement
April 14, 2005	4,000,800	$0.60	Private placement of common shares
May 27, 2005	50,000	$0.35	Exercise of stock options
May 27, 2005	100,000	$0.60	Exercise of stock options
June 1, 2005	150,000	$0.60	Exercise of stock options

Price Range and Trading Volume of High Plains Shares

The High Plains Shares are listed on the TSXV and trade under the symbol "HYE". The following table sets forth the high and low trading prices (which are not necessarily the closing prices) and the volume of High Plains Shares traded as reported on the TSXV for the periods indicated.

		Price Range		Trading
		High ($)	Low ($)	Volume
2003	Third Quarter	0.48	0.235	293,625
	Fourth Quarter	0.50	0.34	526,492
2004	First Quarter	0.45	0.36	582,054
	Second Quarter	0.62	0.35	807,875
	Third Quarter	0.67	0.53	1,266,909
	Fourth Quarter	0.60	0.46	699,017
2005	First Quarter	1.03	0.55	1,691,052
	April	0.82	0.75	135,400
	May	0.80	0.72	19,750
	June	1.20	0.75	464,299

July	1.60	1.02	207,955
August (1-19)	1.25	1.00	197,940

On July 27, 2005, the last day on which High Plains Shares traded prior to the announcement by High Plains of its intention to make the Offer, the closing price of the High Plains Shares on the TSXV was $1.17.

Auditors, Registrar and Transfer Agent

The auditors of High Plains are Deloitte & Touche LLP, Suite 3000, 700-2nd Street SW Calgary, Alberta T2P 0S7.

Valiant Trust Company, 310, 606-4th Street SW, Calgary, Alberta T2P 1T1 is the registrar and transfer agent for the High Plains Shares.

POWERMAX ENERGY INC.

Powermax was incorporated under the laws of the Province of Alberta on February 18, 1998. Powermax's principal office is located at 1530, 205 - 5th Avenue SW, Calgary, Alberta T2P 2V6 and Powermax's registered office is located at 1000, 330 - 5th Avenue SW, Calgary, Alberta T2P 0L4.

General

Powermax is in the business of the acquisition of, the exploration for, and the development and production of petroleum and natural gas in western Canada. Disclosure documents of Powermax are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at *www.sedar.com*.

Description of Share Capital

Powermax's share capital currently consists of an unlimited number of Powermax Shares and an unlimited number of preferred shares, issuable in series. As of July 27, 2005, 12,412,900 Powermax Shares and no preferred shares were outstanding. Powermax also had 1,105,000 Powermax Options outstanding as of July 27, 2005.

Dividend Record and Policy

Based on information provided by Powermax no dividends have been paid on the shares since incorporation and it is not expected that dividends will be paid on the Powermax Shares in the foreseeable future.

Previous Distributions

Based on information provided by Powermax, High Plains believes that during the 12 months preceding the date of the Offer, the only distributions of securities of Powermax are as follows:

Date	Number of Securities	Issue or Exercise Price	Reason for Issuance
June 6, 2004	2,417,800	$0.20	Exercise of Warrants

Price Range and Trading Volume of Powermax Shares

The Powermax Shares are listed and posted for trading on TSXV under the trading symbol "PWR". The following table sets forth the high and low trading prices (which are not necessarily the closing prices) and the volume of Powermax Shares traded as reported on the TSXV for the periods indicated:

		Price Range		Trading
		High ($)	Low ($)	Volume
2003	Third Quarter	0.95	0.60	738,116
	Fourth Quarter	0.86	0.61	469,228
2004	First Quarter	0.79	0.66	229,100
	Second Quarter	0.68	0.45	272,300
	Third Quarter	0.50	0.41	73,500
	Fourth Quarter	0.50	0.35	749,340
2005	First Quarter	0.60	0.36	1,147,057
	April	0.56	0.55	23,500
	May	0.54	0.47	59,500
	June	0.62	0.48	195,320
	July	0.76	0.57	554,500
	August (1-19)	0.81	0.75	493,165

On July 27, 2005, the last day on which Powermax Shares traded prior to the public announcement by High Plains and Powermax of the Offer, the closing price of the Powermax Shares on the TSXV was $0.63.

Auditors, Registrar and Transfer Agent

The auditors of Powermax are Deloitte & Touche LLP, Suite 3000, 700-2nd Street SW, Calgary, Alberta T2P 0S7.

Computershare Trust Company of Canada, at is principal offices in Calgary, Alberta and Toronto, Ontario, is the registrar and transfer agent for the Powermax Shares.

SOURCE OF FUNDS

High Plains estimates that if the maximum amount of cash available is paid to acquire the Powermax Shares under the Offer, the total cash amount required to complete the Offer and to pay High Plains' related fees and expenses will aggregate approximately $7.0 million. The related fees and expenses payable by High Plains include the fees payable by High Plains to its financial advisors, legal counsel, auditors, independent engineers, the Depositary and printing and mailing costs and miscellaneous matters.

High Plains has sufficient funds available to it to fully satisfy its obligations under the Offer through working capital and a commitment from National Bank of Canada in respect of the increase of the Corporation's credit facility to $6.4 million. See "High Plains Energy Inc. - Capitalization of High Plains" for further information.

EFFECT OF THE OFFER ON MARKET AND LISTING

The purchase of the Powermax Shares by High Plains pursuant to the Offer will reduce the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Powermax Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Powermax Shares held by Shareholders other than High Plains. After the purchase of Powermax Shares under the Offer, Powermax may cease to be subject to the financial reporting and proxy solicitation requirements of the ABCA and the securities laws of certain provinces of Canada.

The rules and regulations of the TSXV establish certain criteria which, if not met, could lead to the delisting of the Powermax Shares from such exchange. Among such criteria are the number of holders of Powermax Shares, the number of Powermax Shares publicly held and the aggregate market value of the Powermax Shares publicly held. Depending on the number of Powermax Shares purchased pursuant to the Offer, it is possible that the Powermax Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Powermax Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Powermax Shares. It is the intention of High Plains to apply to delist the Powermax Shares from the TSXV as soon as practicable after completion of the Offer, any compulsory acquisition or any Second Stage Transaction.

If the Powermax Shares are delisted, it is possible that such shares would be traded in the over-the-counter market and that price quotations for those shares would be reported through the Canadian over-the-counter automated trading system. The extent of the public market for the shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in such shares on the part of brokerage houses and other factors.

ACQUISITION OF POWERMAX SHARES NOT DEPOSITED

General

The purpose of the Offer is to enable High Plains to acquire all of the outstanding Powermax Shares. If High Plains takes up and pays for Powermax Shares under the Offer, High Plains intends to utilize the compulsory acquisition provisions of the ABCA, if available, to acquire the remaining Powermax Shares or, if necessary, to acquire such remaining Powermax Shares pursuant to a Second Stage Transaction, as discussed below.

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by the holders of not less than 90% of the Powermax Shares (calculated on a diluted basis) other than Powermax Shares held at the date of the Offer by or on behalf of High Plains or its affiliates and associates (as defined in the ABCA), and High Plains acquires such deposited Powermax Shares, then High Plains is entitled to acquire, pursuant to the provisions of Part 16 of the ABCA, the remainder of the Powermax Shares held by each Shareholder who did not accept the Offer (a "Dissenting Offeree") (which definition includes any person who subsequently acquires any of such shares), on the same terms, including price, as the Powermax Shares that were acquired under the Offer (a "compulsory acquisition").

To exercise this statutory right, High Plains must give notice (the "High Plains' Notice") to the Dissenting Offerees of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer. Within 20 days of the giving of the High Plains' Notice, High Plains must pay or transfer to Powermax the amount of money or other consideration High Plains would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after the receipt of the High Plains' Notice, each Dissenting Offeree must send the certificates representing the Powermax Shares to which the Offer relates held by such dissenting Offeree to Powermax, and may elect either to transfer such shares to High Plains on the terms on which High Plains acquired Powermax Shares under the Offer or to demand payment of the fair value of such shares by so notifying High Plains and by applying to the Court of Queen's Bench of Alberta to fix that value, within 60 days after the date of the sending of the High Plains' Notice. If a Dissenting Offeree fails to notify High Plains and apply to the Court of Queen's Bench of Alberta within the applicable 60-day period, the Dissenting Offeree will be deemed to have elected to transfer his or her Powermax Shares to High Plains on the same terms (including price) as High Plains acquired the Powermax Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of the Powermax Shares, High Plains also has the right to apply to the Court of Queen's Bench of Alberta to fix the fair value of the Powermax Shares of such Dissenting Offeree. Any judicial determination of the fair value of the Powermax Shares could be more or less than the value of the consideration payable pursuant to the Offer.

The foregoing is only a summary of the right of compulsory acquisition which may become available to High Plains. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA attached as Appendix "E" hereto. Holders of Powermax Shares should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Part 16 of the ABCA is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Second Stage Transaction

If High Plains takes up and pays for Powermax Shares validly deposited under the Offer and the foregoing statutory right of compulsory acquisition is not available, or High Plains elects not to pursue such right, High Plains currently intends to pursue other means of acquiring, directly or indirectly, the remainder of the Powermax Shares not acquired by High Plains pursuant to the Offer, in accordance with applicable law, including by way of a Second

Stage Transaction. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Powermax Shares acquired pursuant to the Offer.

OSC Rule 61-501 and Policy may deem certain types of Second Stage Transactions to be ''business combinations'' in the case of OSC Rule 61-501 or "going private transactions" in the case of Policy Q-27. OSC Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. If High Plains decides to effect a business combination or going private transaction, High Plains intends to satisfy the conditions set forth in OSC Rule 61-501 and Policy Q-27 (including the requirement that the transaction be completed within 120 days of the expiry of the Offer) in order to rely on an available exemption(s) (or, if such exemption(s) is not available, to seek waivers pursuant to OSC Rule 61-501 and Policy Q-27 exempting Powermax and High Plains or one or more of its affiliates, as appropriate) from the valuation requirements of OSC Rule 61-501 and Policy Q-27.

Depending on the nature and terms of the Second Stage Transaction, the provisions of the ABCA may require the approval of at least 66⅔% of the votes cast by holders of the outstanding Powermax Shares at a meeting duly called and held for the purpose of approving the Second Stage Transaction. OSC Rule 61-501 and Policy Q-27 would also require that, in addition to any other required security holder approval, in order to complete a business combination, going private transaction or related party transaction, as the case may be, the approval of a simple majority of the votes cast by ''minority'' shareholders of the affected securities must be obtained. If, however, following the Offer, High Plains and its affiliates are the registered holders of 90% or more of the Powermax Shares at the time the Second Stage Transaction is agreed to, the requirement for minority approval would not apply to the transaction if an appraisal remedy under the ABCA or substantially equivalent enforceable right is made available to minority shareholders that is described in the disclosure document for the Second Stage Transaction.

In relation to the Offer and any business combination or going private transaction, as the case may be, the ''minority'' shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than High Plains, an interested party, a related party of an interested party or a joint actor with either of the foregoing in respect of the transaction, as such terms are defined in OSC Rule 61-501 and Policy Q-27. However, OSC Rule 61-501 and Policy Q-27 also provide that High Plains may treat Powermax Shares acquired pursuant to the Offer as ''minority'' shares and to vote them, or to consider them voted, in favour of such business combination or going private transaction if, among other things, the consideration per security in the business combination or going private transaction is at least equal in value to and in the same form as the consideration paid under the Offer. High Plains currently intends that the consideration offered under any Second Stage Transaction proposed by it would be identical to the consideration offered under the Offer and, to the extent permitted under OSC Rule 61-501 and Policy 12-27, High Plains intends to cause Powermax Shares acquired under the Offer to be voted in favour of any such transaction and, to be counted as part of any minority approval required in connection with any such transaction.

Pursuant to OSC Rule 61-501, votes attached to Powermax Shares held by Shareholders that receive a "collateral benefit" (as defined in OSC Rule 61-501) may not be included by High Plains as votes in favour of a Second Stage Transaction in determining whether minority approval has been obtained. A collateral benefit for this purpose includes any benefit a related party of Powermax is entitled to receive as a consequence of the Offer including, without limitation, a lump sum payment or a payment for surrendering securities. As a result, Powermax Shares held by directors and senior officers and other related parties of Powermax that have "change of control" agreements pursuant to which they will receive payments on the change of control occurring as a result of the Offer, whose vesting of Powermax Options is accelerated as a result of the Offer or who elect to surrender their Powermax Options for cash as described under "Pre-Merger Agreement - Powermax Options", may be deemed to have received a collateral benefit for this purpose and any Powermax Shares of such related parties taken up by High Plains pursuant to the Offer may not be included in determining whether minority approval has been obtained for a Second Stage Transaction. Powermax has advised High Plains that such related parties hold an aggregate of 5,396,188 Powermax Shares and Powermax Options to acquire an aggregate of 540,000 Powermax Shares.

Any such Second Stage Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Powermax Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Powermax Shares. The fair value so determined could be more or less than the amount paid per Powermax Share pursuant to such transaction or pursuant to the Offer.

The details of any such Second Stage Transaction, including the timing of its implementation and the consideration to be received by the minority holders of Powermax Shares, would necessarily be subject to a number of considerations, including the number of Powermax Shares acquired pursuant to the Offer. It is presently anticipated that any Second Stage Transaction carried out by High Plains will likely be by way of an amalgamation or a statutory arrangement.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Second Stage Transaction.

The tax consequences to a Shareholder of a Second Stage Transaction may differ from the tax consequences to such Shareholder in accepting the Offer. See "Canadian Federal Income Tax Considerations in the Circular".

While the foregoing reflects the present intention of High Plains, there can be no assurance that any transaction of the foregoing nature or other transactions will be proposed by High Plains or consummated or, if proposed, as to whether the terms thereof will be less favourable or more favourable to persons then holding Powermax Shares than the terms of the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any business combination or related party transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of OSC Rule 61-501 and Policy Q-27, granted preliminary injunctions to prohibit transactions involving certain business combinations. High Plains has been advised that the current trend in both legislation and Canadian jurisprudence is toward permitting business combination and related party transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Other Alternatives

If High Plains proposes a Second Stage Transaction but cannot promptly obtain any required approval, or otherwise does not complete a Second Stage Transaction, High Plains will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Powermax Shares in privately negotiated transactions, in another takeover bid or exchange offer or otherwise, or taking no further action to acquire additional Powermax Shares. Any additional purchase of Powermax Shares could be at a price greater than, equal to or less than the price to be paid for the Powermax Shares under the Offer and could be for cash or other consideration. Alternatively, High Plains may sell or otherwise dispose of any or all Powermax Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by High Plains, which may vary from the price paid for Powermax Shares under the Offer.

DEPOSITARY

High Plains has engaged Valiant Trust Company as the Depositary for the receipt of certificates in respect of Powermax Shares and Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The duties of the Depositary also include assisting in making settlement under the Offer. The Depositary will receive reasonable and customary compensation from High Plains for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Shareholder who deposits Powermax Shares directly with the Depositary to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Powermax Shares with the Depositary.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Borden Ladner Gervais LLP, counsel to High Plains, the following is a summary of the principal income tax considerations under the Tax Act generally applicable to certain Shareholders who dispose of their Powermax Shares pursuant to the Offer (or pursuant to certain transactions described in the circular under the heading "Acquisition of Powermax Shares Not Deposited"), who, for purposes of the Tax Act and at all relevant times, deal at arm's length with and are not affiliated with High Plains or Powermax and who hold their Powermax Shares as capital property. This summary does not apply to certain financial institutions (as defined in the Tax Act) that are subject to the "mark-to-market" rules contained in the Tax Act, or to a holder of Powermax Shares an interest in which would be a "tax shelter investment" as defined in section 143.2 of the Tax Act.

Shares in the capital of a corporation will generally be considered to be capital property of a Shareholder unless the Shareholder holds the shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or the Shareholder acquired the shares in an adventure in the nature of trade. Certain Shareholders whose Powermax Shares might not otherwise be considered to be capital property may be entitled to have such shares deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Shareholders should consult their own tax advisors as to whether they hold their Powermax Shares as capital property for purposes of the Tax Act.

This summary is based on the current provisions of the Tax Act and the Regulations thereunder (the "Tax Regulations") in force as of the date hereof, the current published administrative policies of the Canada Revenue Agency (the "CRA") and all specific proposals (the "Tax Proposals") to amend the Tax Act and the Tax Regulations publicly announced by the Minister of Finance of Canada prior to the date hereof. This opinion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein. With respect to the Tax Proposals, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This discussion is not intended to be, and should not be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders, and particularly those to whom this discussion is not applicable (such as Shareholders who do not hold their Powermax Shares as capital property), should consult with their own tax advisors for advice with respect to the tax consequences to them having regard to their own particular circumstances.

Shareholders Resident in Canada

This part of the summary is applicable to Shareholders who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, are resident in Canada.

Holders Receiving Cash and Share Consideration

Pursuant to the terms of the Offer, each Shareholder will receive a combination of cash and High Plains Shares in exchange for disposing of their Powermax Shares. Absent making an election under subsection 85(1) of the Tax Act as discussed below, each Shareholder will be deemed to have disposed of their Powermax Shares for proceeds equal to their fair market value for purposes of computing their capital gain or capital loss. In such circumstances a Shareholder's capital gain or capital loss, as the case may be, will be the amount by which the fair market value of the High Plains Shares received and the amount of cash received exceeds, or is exceeded by, the aggregate of the adjusted cost base of the Powermax Shares disposed of and of any reasonable costs associated with the disposition and the Shareholder will be deemed to have acquired the High Plains Shares for an amount equal to their fair value.

Taxation of Capital Gains and Capital Losses

One half of any capital gain (a "taxable capital gain") realized by a Powermax Shareholder in a taxation year must be included in income for that year. One half of any capital loss (an "allowable capital loss") realized in a taxation year may be deducted from taxable capital gains realized in that year, in any of the three preceding taxation years or any subsequent taxation year. Allowable capital losses may not generally be deducted against other types of income such as employment or business income. Canadian-controlled private corporations, as defined in the Tax Act, may be liable to an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains. Individuals may be liable for alternative minimum tax on capital gains.

Election under Section 85(1)

High Plains has agreed that it will jointly elect with any Shareholder under subsection 85(1) of the Tax Act that such Shareholder's proceeds of disposition are equal to an elected amount.

Determining the Elected Amount

In general, the election amount in a section 85 election:

(a) may not be less than the amount of cash received by the Shareholder upon the disposition of the Powermax Shares for cash and High Plains Shares;

(b) may not be less than the lesser of the adjusted cost base to the Shareholder of the Powermax Shares disposed of, determined immediately before the time of the disposition, and the fair market value of such Powermax Shares at that time; and

(c) may not exceed the fair market value of the Powermax Shares at the time of the disposition.

Where a Shareholder and High Plains make a valid section 85 election, the tax treatment to the Shareholder generally will be as follows:

(a) the Shareholder will be deemed to dispose of the Powermax Shares that are subject to the election for proceeds of disposition equal to the elected amount,

(b) if such deemed proceeds of disposition are equal to the adjusted cost base to the Shareholder of such Powermax Shares immediately before the exchange, net of any reasonable costs incurred by the Powermax Shareholder in connection with the exchange, the Shareholder will not realize any capital gain or capital loss on the exchange,

(c) if such deemed proceeds of disposition exceed the adjusted cost base to the Shareholder of such Powermax Shares immediately before the exchange, net of any reasonable costs incurred by the Shareholder in connection with the exchange the Shareholder generally will realize a capital gain equal to the amount of such excess, and

(d) the cost to the Shareholder of the cash received on the exchange will be equal to the fair market value thereof at that time, and the cost to the Powermax Shareholder of the High Plains Shares received on the disposition will be equal to the amount by which the elected amount exceeds the fair market value of such cash received by the Shareholder on the exchange.

Shareholder's Responsibility to Make a Timely and Valid Election

Shareholders who wish to elect under section 85 are solely responsible for the proper completion and filing of the election and, if applicable, the payment of any late filing penalty. High Plains will not be responsible for the proper completion or filing of any election, and High Plains agrees only to execute a properly completed election and to forward such election by mail to the Shareholder. Compliance with the requirements for a valid election, including selection of the appropriate elected amount, is the sole responsibility of the Shareholder making the election and High Plains will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete an election or to properly file it within the time, and in the form, prescribed under the Tax Act (or the corresponding provisions of provincial legislation).

Shareholders must provide duly completed election forms to High Plains on a timely basis

The election must be received by the applicable revenue authority on or before the earliest of the days on or before which either High Plains or the Shareholder is required to file an income tax return for the taxation year in which the disposition occurs. As such, the deadline for filing an election is the earlier of (i) June 30, 2006 and (ii) the day on or before that date upon which the Shareholder is required to file a Canadian federal income tax return for the holder's taxation year in which the disposition occurs. Regardless of such deadline, High Plains must receive a Shareholder's tax election form no later than the 60th day after the Expiry Date. High Plains agrees to execute and return the election to the Shareholder within 60 days of its receipt by High Plains and as a result some Shareholders may have to forward their tax election forms to High Plains earlier than the 60th day after the Expiry Date to avoid late filing penalties.

A Shareholder who does not ensure that High Plains has received a duly completed election on or before the 60th day after the Expiry Date will not benefit from the provisions of section 85 of the Tax Act. Accordingly, Shareholders who wish to enter into an election with High Plains should give their immediate attention to this matter.

Shareholders should consult their own tax advisors to determine whether any separate election forms must be filed with any relevant provincial or territorial taxing authority. High Plains takes no responsibility whatsoever for the preparation or validity of the applicable election form(s).

Acquisition of Powermax Shares Not Deposited

Compulsory Acquisition

As outlined in the Circular under the heading "Acquisition of Powermax Shares Not Deposited", High Plains may, in certain circumstances, acquire Powermax Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise of dissent rights on such an acquisition. A Shareholder whose Powermax Shares are so acquired by High Plains will realize a capital gain (or a capital loss) generally calculated in the same manner, and subject to the same tax treatment, as described above with respect to a disposition of Powermax Shares under the Offer. Where a Shareholder's Powermax Shares are disposed of pursuant to the exercise of dissent rights, the proceeds of disposition in respect of the disposition of the Shareholder's Powermax Shares will be determined exclusive of any interest that is awarded by a court.

Second Stage Transaction

If High Plains is unable to make a compulsory acquisition, High Plains may propose a Second Stage Transaction as outlined in the Circular. The tax consequences of such a transaction to a Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as, or materially different from, that described herein for Shareholders who dispose of their Powermax Shares pursuant to the Offer and until the exact nature of the Second Stage Transaction is determined, High Plains cannot reasonably foresee the tax consequences arising therefrom.

A Second Stage Transaction could be implemented by means of an amalgamation of Powermax with High Plains or an affiliate of High Plains pursuant to which Shareholders who have not tendered their Powermax Shares to the Offer would have their Powermax Shares exchanged on the amalgamation for common shares and redeemable preference shares of the amalgamated corporation ("Redeemable Shares"). The Redeemable Shares would then be immediately redeemed for cash. Such a Shareholder generally would not realize a capital gain or capital loss as a result of such exchange, and the cost of the shares received would generally be the aggregate adjusted cost base of the Powermax Shares to the Shareholder immediately before the amalgamation. Upon the redemption of the Redeemable Shares, the holder thereof would generally be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such Redeemable Shares that are corporations as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such Redeemable Shares for purposes of computing any capital gain or capital loss arising on the redemption. Subject to the potential application of subsection 55(2) discussed below, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable

Shares will be included in computing its net income, but normally will also be deductible in computing its taxable income.

Subsection 55(2) of the Tax Act provides that where a corporate Shareholder is deemed to receive a dividend under certain circumstances including those described above, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the holder's capital gain or capital loss on the redemption of such Redeemable Shares. Accordingly, corporate Shareholders should consult their tax advisors for specific advice with respect to the potential application of this provision. A Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay the 33 1/3 % refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income.

In the case of a Shareholder who is an individual, dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Shareholder's income, and will generally be subject to the gross up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

Alternatively, a Second Stage Transaction could be implemented under a plan of arrangement under the ABCA whereby an affected Shareholder would receive cash and High Plains Shares under conditions which are the same or are substantially similar to those set out in the Offer. If so, the tax consequences to an affected Shareholder would be the same as those described under the heading "Holders Receiving Cash and Share Consideration" above.

With respect to Shareholders who validly exercise rights of dissent on a Second Stage Transaction, the Tax Act generally provides that Shareholders who are ultimately entitled to receive payment from Powermax equal to the fair market value of their Powermax Shares will, on receipt thereof and except to the extent payment includes court-awarded interest, be deemed to have received proceeds of disposition equal to the lesser of the paid-up capital of their Powermax Shares and the amount paid. Such Shareholders will recognize a capital gain (or capital loss) equal to the amount by which such proceeds exceed (or are exceeded by) their adjusted cost base of the Powermax Shares plus reasonable costs of disposition. The extent to which the amount paid to a dissenting Shareholder exceeds the paid-up capital of the Powermax Shares which are subject to the dissent will technically be deemed to be a dividend paid by a taxable Canadian corporation. This deemed dividend will be subject to the ordinary tax rules governing dividends, including the gross-up and dividend tax credit applicable to individuals and the tax under Part IV of the Tax Act applicable to private and certain other corporations. However, under the current administrative practice of the CRA, Shareholders who validly exercise their right of dissent in respect of an amalgamation should be considered to have disposed of their Powermax Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Shareholder therefor, other than interest awarded by the court (if any). Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Shareholders should consult with their own tax advisors in this regard.

To the extent that any Second Stage Transaction is proposed by High Plains, Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Powermax Shares acquired pursuant to such transaction.

Shareholders Not Resident in Canada

This part of the summary is applicable to Shareholders who, at all relevant times, are neither resident nor deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty (a "Non-Resident Shareholder"). This summary is not applicable to Non-Resident Shareholders who are Non-Resident insurers carrying on an insurance business in Canada and elsewhere. Any such Non-Resident Shareholder should consult its own tax advisor with respect to the exchange of Powermax Shares for cash and High Plains Shares.

Non-Resident Shareholders Accepting the Offer

Non-Resident Shareholders who hold Powermax Shares that are not "taxable Canadian property" within the meaning of the Tax Act will not be subject to Canadian income tax upon the disposition of their Powermax Shares under the Offer. Generally, Powermax Shares will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided that at that time: (i) the Powermax Shares are listed on a prescribed stock exchange; (ii) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, did not, at any time during the sixty (60) month period immediately preceding that time, own 25% or more of the shares of any class or series of Powermax; (iii) the Powermax Shares were not acquired in a tax-deferred transaction pursuant to which the Powermax Shares were deemed under a provision of the Tax Act to be taxable Canadian property of the Non-Resident Shareholder; and (iv) the Non-Resident Shareholder has not elected to have such Powermax Shares treated as taxable Canadian property.

If Powermax Shares are or are deemed to be taxable Canadian property of a Non-Resident Shareholder, the income tax consequences of a disposition of such Powermax Shares by the Non-Resident Shareholder will generally be the same as those described above under "Shareholders Resident in Canada", subject to the terms of any applicable income tax treaty. **Non-Resident Shareholders whose Powermax Shares are or may be taxable Canadian property to them are urged to consult with their own tax advisors with respect to the Canadian federal tax consequences to them of disposing Powermax Shares.**

Acquisition of Powermax Shares Not Deposited

As outlined in the Circular, High Plains may, in certain circumstances, acquire Powermax Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise of dissent rights on such an acquisition. If High Plains is unable to use a compulsory acquisition, High Plains may propose a Second Stage Transaction as outlined in the Circular. The tax consequences to a Non-Resident Shareholder disposing of Powermax Shares under a compulsory acquisition, a Second Stage Transaction or pursuant to the exercise of dissent rights in connection therewith will generally be as described above. Where a Non-Resident Shareholder's Powermax Shares are acquired pursuant to the exercise of a dissent right, it is possible that the Non-Resident Shareholder will be awarded interest by a court. Interest paid, deemed to be paid or otherwise credited to a Non-Resident Shareholder as a result of such an award, or dividends deemed to be paid to such a Shareholder by Powermax on the redemption of the Redeemable Shares or as a result of the exercise of dissent rights, will be subject to Non-Resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty.

The tax consequences of a Second Stage Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as or materially different from that described herein and until the exact nature of the Second Stage Transaction is determined, High Plains cannot reasonably foresee the tax consequences arising therefrom.

If the Second Stage Transaction is implemented by means of an amalgamation of Powermax with High Plains or an affiliate of High Plains as described above under the heading "Shareholders Resident in Canada - Acquisition of Powermax Shares not Deposited", the treatment of the amalgamation and the calculation of the deemed dividend and the capital gain or loss arising on the redemption of the Redeemable Shares will generally be as described under such heading except that subsection 55(2) of the Tax Act will not apply. Dividends paid or deemed to be paid to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty to which Canada is a party. Under the Canada-United States Income Tax Convention (1980), the rate of Canadian withholding tax is generally reduced to 15% in respect of dividends paid to a person who is the beneficial owner thereof and who is a resident of the United States for purposes of that tax treaty.

To the extent that any Second Stage Transaction is proposed by High Plains, Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Powermax Shares acquired pursuant to such transaction.

OWNERSHIP OF SHARES OF POWERMAX

Neither High Plains, nor any director or officer of High Plains, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Powermax, except pursuant to the Pre-Tender Agreements and except as set forth below. To the knowledge of the directors and senior officers of High Plains, no securities of Powermax are owned by, directly or indirectly, nor is control or direction over any securities of Powermax exercised by, any associate or affiliate of High Plains, by any associate of any director or officer of

High Plains, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of High Plains or by any person or company acting jointly or in concert with High Plains except as set forth below.

Name	Type of Ownership	Number of Powermax Shares	Percentage of Powermax Shares	Options to Purchase Powermax Shares	Percentage of Options to Purchase Powrmax Shares
Johannes Kingma Director, President and Chief Executive Officer of Powermax	Direct	4,358,048	35.11%	230,000	20.81%
Vincent Ghazar Chief Financial Officer of each of High Plains and Powermax	Direct	41,000	0.33%	85,000	7.69%

As of August 22, 2005, the current directors, officers and managers of Powermax beneficially own or control 6,275,699 common shares representing 50.56% of the outstanding 12,412,900 issued and outstanding Powermax Shares.

TRADING IN SHARES OF POWERMAX

During the six month period preceding the date of the Offer, no securities of Powermax have been traded by High Plains or any director or officer of High Plains or, to the knowledge of the directors and senior officers of High Plains, after reasonable inquiry by any associate or affiliate of High Plains, by any associate of any director or officer of High Plains, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of High Plains or by any person or company acting jointly or in concert with High Plains, except for Vincent Ghazar who sold 40,000 Powermax Shares on June 29, 2005 in the public market at a price of $0.74 per share.

COMMITMENTS TO ACQUIRE SHARES OF POWERMAX

No securities of Powermax are the subject of any commitments made by High Plains, or its directors or officers and, to the knowledge of the directors and senior officers of High Plains, after reasonable inquiry, no securities of Powermax are the subject of any commitments made by any associate or affiliate of High Plains, by any associate of any director or officer of High Plains, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of High Plains or by any person or company acting jointly or in concert with High Plains, to acquire any equity securities of Powermax, except for the commitment to acquire the Powermax Shares pursuant to the Offer and the commitments contained in the Pre-Merger Agreement and the Pre-Tender Agreements.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Other than as provided in the Pre-Merger Agreement, the Pre-Tender Agreements, as otherwise described herein, and the consulting agreement between High Plains and VG Consulting Ltd. (a corporation controlled by Vincent Ghazar) dated July 19, 2005 (the "Consulting Agreement"), there are no contracts, arrangements or agreements made or proposed to be made between High Plains and any of the directors or officers of Powermax and no payments or other benefits are proposed to be made or given by High Plains by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful. A severance payment of $30,000 is payable by Powermax to VG Consulting Ltd. pursuant to a consulting agreement between Powermax and VG Consulting Ltd. if the Offer is successful.

There are no contracts, arrangements or understandings, formal or informal, between High Plains and any Shareholder with respect to the Offer or between High Plains and any person or company with respect to any securities of Powermax in relation to the Offer except for the Pre-Merger Agreement, the Pre-Tender Agreements, and the Consulting Agreement as described herein.

There are no business relationships between High Plains, its associates or affiliates and Powermax that are material to any of them with the exception of the Pre-Merger Agreement, the Pre-Tender Agreements, the Consulting Agreement, and Vincent Ghazar's position as Chief Financial Officer for each of High Plains and Powermax.

MATERIAL CHANGES IN THE AFFAIRS OF POWERMAX AND OTHER INFORMATION

High Plains has no information which indicates any material change in the affairs of Powermax and Powermax has represented to High Plains that there has not been any material change in the affairs of Powermax since the date of the last financial statements of Powermax, being the unaudited financial statements as at and for the period ended March 31, 2005 other than the entering into of the Pre-Merger Agreement and the Pre-Tender Agreements.

High Plains has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

ACCEPTANCE OF THE OFFER

Other than the Tendering Shareholders who have entered into the Pre-Tender Agreements, High Plains has no knowledge regarding whether any Shareholders will accept the Offer.

EXPENSES OF THE OFFER

High Plains estimates that the total amount of its fees and expenses related to the Offer will be approximately $150,000. Such fees and expenses will be paid out of High Plains' working capital or available credit facilities.

INTEREST OF EXPERTS

Certain legal matters on behalf of High Plains will be passed upon by, and the opinions contained under "Canadian Federal Income Tax Considerations" have been provided by Borden Ladner Gervais LLP, Calgary, Alberta, counsel to High Plains. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this Offer and Circular as having prepared or certified a part of this Offer and Circular, or a report or valuation described in this Offer and Circular, has received or shall receive a direct or indirect interest in the property of High Plains or of any associate or affiliate of High Plains. As at the date hereof, the partners and associates of Borden Ladner Gervais LLP as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding High Plains Shares. As at the date hereof, the principals of PLA do not beneficially own, directly or indirectly, any of the outstanding High Plains Shares.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, except for M. Scott Wilson, a director and corporate secretary of High Plains, who is a partner at Borden Ladner Gervais LLP, which law firm renders legal services to High Plains.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENTS

Consent of Counsel to High Plains Energy Inc.

TO: The Board of Directors of High Plains Energy Inc.

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" and the reference to our name under "Interests of Experts " in the take-over bid circular dated August 22, 2005 relating to the offer by High Plains Energy Inc. to purchase all of the common shares of Powermax Energy Inc.

Calgary, Alberta
August 22, 2005

(signed) *"Borden Ladner Gervais LLP"*

Consent of Former Auditors of High Plains Energy Inc.

We have read the take-over bid circular of High Plains Energy Inc. (the "Company") dated August 22, 2005 (the "Circular") relating to the offer by the Company to purchase all of the outstanding common shares of Powermax Energy Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Circular of our reports to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2004, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for the years then ended. Our reports are dated April 22, 2005 and March 29, 2004.

Calgary, Alberta
August 22, 2005

(signed) *"Kenway Mack Slusarchuk Stewart LLP"*
Chartered Accountants

Consent of Auditors of Powermax Energy Inc.

We have read the take-over bid circular of High Plains Energy Inc. (the "Company") dated August 22, 2005 (the "Circular") relating to the offer by the Company to purchase all of the outstanding common shares of Powermax Energy Inc. ("Powermax"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the shareholders of Powermax on the balance sheets of Powermax as at December 31, 2004 and 2003 and the statements of earnings (loss) and retained earnings (deficit) and of cash flows for the years then ended. Our report is dated April 29, 2005.

Calgary, Alberta
August 22, 2005

(signed) *"Deloitte & Touche LLP"*
Chartered Accountants

Consent of Former Auditors of Powermax Energy Inc.

We have read the take-over bid circular (the "Circular") of High Plains Energy Inc. ("High Plains") dated August 22, 2005 relating to the offer by High Plains for all of the outstanding common shares of Powermax Energy Inc. (the "Company"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the shareholders of the Company on the balance sheet of the Company as at December 31, 2002 and the statements of operations and retained earnings (deficit) and cash flows for the year then ended. Our report is dated May 22, 2003.

Calgary, Alberta
August 22, 2005

(signed) "*Hudson & Company LLP*"
Chartered Accountants

Consent of Engineers of High Plains Energy Inc.

TO: The Securities Commission or similar regulatory authority in each of the Provinces of Canada

We refer to our report dated March 23, 2005, evaluating certain oil and gas reserves of High Plains Energy Inc. as at December 31, 2004. We consent to the use of our name and references to the excerpts from our report in the take-over bid circular dated August 22, 2005 (the "Circular") relating to the offer by High Plains Energy Inc. to purchase all of the common shares of Powermax Energy Inc.

We have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our report and that is within our knowledge and as a result of our providing the report.

Calgary, Alberta
August 22, 2005

(signed) "*Paddock Lindstrom & Associates Ltd.*"

Consent of Engineers of Powermax Energy Inc.

TO: The Securities Commission or similar regulatory authority in each of the Provinces of Canada

We refer to our report dated March 23, 2005, evaluating certain oil and gas reserves of Powermax Energy Inc. as at December 31, 2004. We consent to the use of our name and references to the excerpts from our report in the take-over bid circular dated August 22, 2005 (the "Circular") relating to the offer by High Plains Energy Inc. to purchase all of the common shares of Powermax Energy Inc.

We have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our report and that is within our knowledge and as a result of our providing the report.

Calgary, Alberta
August 22, 2005

(signed) "*Sproule Associates Limited.*"

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of High Plains Energy Inc.

The foregoing, together with the documents incorporated herein by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Calgary, Alberta, the 22nd day of August, 2005.

(signed) "*Benhard A. Anderson*"
President and Chief Executive Officer

(signed) "*Vincent Ghazar*"
Chief Financial Officer

On behalf of the Board of Directors

(signed) "*M. Scott Wilson*"
Director

(signed) "*Jeffrey J. Scott*"
Director

APPENDIX A
INFORMATION CONCERNING HIGH PLAINS ENERGY INC.

TABLE OF CONTENTS

INTERPRETATION

This Appendix is provided in connection with the Offer and Circular made by High Plains to purchase all of the outstanding Powermax Shares (including any Powermax Shares which may become outstanding on exercise of Powermax Options).

Terms defined in the Offer and Circular but not defined in this Appendix have the same meaning herein as in the Offer and Circular. In addition, certain abbreviations used in this Appendix have the meanings specified in the Offer under the headings "Definitions" and "Abbreviations".

HIGH PLAINS ENERGY INC.

The head office of High Plains is currently located at 2240, 444 - 5th Avenue S.W. Calgary, Alberta T2P 4H2 and will be located at 900, 900 - 6th Avenue SW, Calgary Alberta T2P 3K2, effective September 1, 2005. The registered office of the Corporation is located at 1000, 400 - 3rd Avenue SW, Calgary, Alberta T2P 4H2. The subsidiaries of the Corporation are Griffon Petroleum, Inc. and Northern Gas Marketing Inc. Each of these subsidiaries is wholly-owned by High Plains and are incorporated under the laws of the state of Montana.

High Plains was incorporated under the ABCA on June 2, 1987 as 367180 Alberta Ltd. Pursuant to the provisions of the ABCA, the name of High Plains was amended on September 2, 1987 to Griffon Petroleum Ltd. The High Plains Shares were initially listed and posted for trading on the Alberta Stock Exchange using the symbol "GPQ", on February 16, 1988.

At the Special Meeting of the shareholders of the Corporation held on February 18, 1997, the shareholders voted to approve the change of the name of the Corporation from Griffon Petroleum Ltd. to High Plains Energy Inc. and also voted to approve the consolidation of the High Plains Shares on a one-for-four basis. The Articles of the Corporation were amended on March 7, 1997 to give effect to those amendments.

Intercorporate Relationships

In December 1997 the Corporation incorporated "Griffon Petroleum, Inc." in the State of Montana as a private wholly-owned subsidiary to carry on the business of oil and gas exploration and development in the United States. In December 1997, the Corporation incorporated "Northern Gas Marketing Inc." in the State of Montana as a private wholly owned subsidiary to carry on the business of oil and gas gathering, marketing, processing, and compression and exploration and development in the United States.

GENERAL DEVELOPMENT OF THE BUSINESS

History of the Corporation

The Corporation has properties in Canada and the United States. Major properties in Canada include interests in the Chedderville/Ferrier, Craig Lake and Willesden Green areas of Alberta. High Plains recently sold all of its assets located in Saskatchewan. The major properties in the United States include Prairie Dell in Toole County, Montana and an interest in approximately 135,000 gross undeveloped acres containing the North Gildford Sawtooth and Eagle gas pools in Hill County Montana.

The Corporation also has minor properties in Canada and the United States. Except for the interests associated with the early operations of the Corporation, including Forestburg, Ponoka, Strome and Virginia Hills, the other minor properties in Canada, including Atlee-Buffalo, Bow Island, Coutts, Jumpbush-Romeo, Little Bow, Provost, Vulcan and Waterton, were acquired as a result of a multi-property purchases and acquisitions. The Tiger Ridge properties in Hill and Blaine counties in Montana were acquired as the result of a leasehold acquisition of approximately 60,000 acres gross (16,000 acres net) and are considered only to be minor since interests in some of these leaseholds contribute less than an undivided 5% working interest in most well spacing units.

Recent Developments

The board of directors (the "Board") and management of High Plains was restructured in February of 2005. At such time each of Walter A. Dawson, Jeffrey J. Scott, M. Scott Wilson and Ben Anderson joined the Board and each of

Michael Williams, Philip Grubbe, Herman Leith and John Newman resigned from the Board. High Plains completed a private placement of 4,000,800 units of High Plains ("Units") at a price of $0.60 per Unit, each Unit comprised of one High Plains Share and one share purchase warrant ("Warrant"), each Warrant entitling the holder thereof to purchase one common share of High Plains ("Warrant Share") at an exercise price of $0.70 per Warrant Share for a period of two years after the closing of the private placement.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

High Plains is a junior oil and gas company engaged in exploration, acquisition, development and production of oil and natural gas, primarily in the province of Alberta and the state of Montana.

Stated Business Objective

As a result of the recent corporate reorganization of High Plains, the business objective of the Corporation is to apply prudent and qualified management to effect quick growth that will enhance shareholder value. High Plains intends to accomplish this by making strategic corporate and property acquisitions, which will be augmented by a timely, effective exploration and drilling program. A number of new projects, consistent with this classification, have been identified, which will supplement those projects currently in the Corporation's inventory. A key fundamental of the Corporation's business objective is the judicious control of costs. However, technical expertise will be added to effect these objectives, as required.

High Plains expects to finance its initiatives through a combination of cash flow and equity and debt financing.

Principal Oil and Gas Properties

High Plains' project areas are, generally, located in south central Alberta and northern Montana. The following is a description of principal oil and natural gas properties. The term "net", when used to describe High Plains' share of production, means the total of working interest share before deducting crown royalties.

Montana

All of the Corporation's exploration and development operations in the United States are conducted through its wholly owned subsidiary, Griffon Petroleum, Inc. All of the Corporation's natural gas marketing, gathering, compression, processing operations in Montana are conducted by its wholly owned subsidiary, Northern Gas Marketing Inc.

Toole County, Montana

The Prairie Dell gas field is located on the Kevin-Sunburst Dome in Toole County of northern Montana, approximately 20 miles south of the town of Coutts, Alberta and approximately 100 miles north of Great Falls, Montana.

The Corporation has an interest in 13,147 acres gross (12,662 acres net) of which 4,404 acres are developed in Township 33 and 34 North, Range 1 and 2 West. Since 1923, the Kevin-Sunburst Dome has been producing oil and gas from the Mississippian Madison formation and the Lower Cretaceous Sunburst zone. Early occurrences of Cretaceous gas were vented to the atmosphere or burned at rates aggregating 100 MMCFD. Other gas and oil production has been recovered from the Devonian Nisku formation while significant quantities of non-flammable gas have been tested from the Devonian Duperow formation. At Prairie Dell, the Corporation produces gas from the Jurassic Swift formation, the Lower Cretaceous Sunburst formation and as many as four sands in the Bow Island (Viking) formation of the Upper Cretaceous formation. Depths range from approximately 200 feet to 1,200 feet from surface.

High Plains' wholly owned subsidiaries own and operate its Montana based assets. Griffon Petroleum, Inc. has a working interest in 32 gas wells (31.1 wells net) while Northern Gas Marketing Inc. has a 100% working interest in a gathering system consisting of approximately 10 miles of 4" gathering lines and a compression and processing facility located in Township 34 North Range 1 West. North Gas Marketing markets all of the Prairie Dell sales to Energy West Inc. on a monthly spot market price basis through the Northwest Power Corporation sales pipeline. Northern Gas Marketing receives gas price based on an adjusted AECO Spot Net Index price. The term of the agreement with Energy West Inc. is one year.

Hill County, Montana

Griffon Petroleum, Inc. has a significant interest in a large, continuous land block of some 135,000 acres located in Hill County, Montana. The lands are essentially undeveloped but are prospective for exploration and development, particularly for Eagle and Sawtooth formation gas. The North Gildford Sawtooth gas pool, discovered in 1956 and produced until 1988, was located on what are now Griffon's lands, and, was the impetus for the Corporation's entry into the area. A number of operators had intermittently drilled and produced commercial gas from the North Gilford Sawtooth pool during the 1956 – 1988 period however the pool was not effectively or extensively developed. Griffon recognized an opportunity to acquire, at minimum cost, a significant land position, prospective for gas, that existed close proximity to the former producing field. The Corporation attempted to extend the Sawtooth pool utilizing local 2D and 3D seismic, and, with the drilling of three wells in 2001 and 2002. Although the Sawtooth formation was penetrated the results suggested that the North Gilford Sawtooth structure was relatively small and all reserves had been produced. The wells were suspended but remain prospective for gas production from the Eagle formation. Consequently, Griffon undertook an extensive evaluation of the entirety of its Hill County assets and investments, which resulted in the performance of a broad gravity acquisition project primarily on its undeveloped lands. The gravity acquisition project quickly and cost effectively revealed potential, sizable gas accumulations on certain undrilled portions of the Corporation's lands. Griffon is currently planning the next phase of its exploration program with the intention of implementing a multi-well drilling program for Eagle and Sawtooth gas beginning early in the fourth quarter of 2005. The Corporation has been approached by a number of potential joint venture partners to assist in the development next phases of development, on very favorable terms, which continues to be considered.

Blaine County, MT

Griffon Petroleum, Inc. has minor interests in Blaine County, Montana at its Tiger Ridge property as a result of an acquisition of various small working and overriding royalty interests from a large integrated oil and gas company. The property consists of 3,390 acres gross (1,534 acres net) of developed leases that contain 12 gross (1.0 net) producing gas wells, and, 45,857 acres gross (11,976 acres net) of undeveloped leases. Net production to the Corporation is less than 20 Mcf/d from shallow formations. Because the property is non-operated, Griffon considers the Tiger Ridge property to be of low priority.

Alberta

High Plains' most significant area of operations in Canada is located in west central Alberta, where it has operated and non-operated properties at Chedderville, Ferrier, Medicine River and Willisden Green. Land holdings consist of some 4,960 acres gross (1,917 acres net) of which 3,520 acres (1,629 acres net) are developed. The properties contain a total of 8 wells consisting of 2 producing oil wells (net 1.2 wells) , 2 producing gas wells (net 0.5 wells), 3 shut in wells (net 1.5 wells) and a minor interest in a newly drilled and cased well that is prospective for liquids rich natural gas in multiple formations. On a gross basis, High Plains operates 63% of the wells in which it has an interest in this area. Net production from the area is approximately 25 BOE/d , however, the potential of the wells in which the Corporation has an interest is estimated to be 100 BOE/d. High Plains intends to exploit the potential of its existing wells and undeveloped lands, and possibly expand its holdings, with an moderate capital expenditure program through the balance of 2005 and in 2006. High Plains considers west central Alberta to be strategic in its long term growth and success, as the Corporation considers the area has the superlative opportunity for multi-zone, long life reserves that can add considerable value at moderate risk and cost.

High Plains also has various holdings that are scattered throughout east central and southern Alberta. The holdings consist of an array of minor interests in operated and non-operated, producing and non-producing properties. Although these properties make a minor, positive contribution, the Corporation continues to evaluate each property's strategic importance with the intention of continued development and expansion, or, divestiture, depending on the results of its evaluation.

Saskatchewan

Until recently, High Plains had extensive holdings in Saskatchewan, the majority of which were undeveloped lands, although, the Corporation had minor interests in certain producing and non-producing wells. Early in 2005, the Corporation sold the entirety of its Saskatchewan interests and holdings. Even though it has no Saskatchewan assets, High Plains continues to consider and evaluate Saskatchewan opportunities and may pursue certain of these if they are within corporate strategy and economic parameters.

Petroleum and Natural Gas Reserves

In accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities, Paddock Lindstrom & Associates Ltd. ("PLA") prepared a report (the "PLA Report") dated March 23, 2005. The PLA Report evaluated, as at December 31, 2004, High Plains' oil, NGL and natural gas reserves. The tables below are a summary of the oil, NGL and natural gas reserves of the Corporation and the net present value of future net revenue attributable to such reserves as evaluated in the PLA Report based on constant and forecast price and cost assumptions. The tables summarize the date contained in the PLA Report and as a result may contain slightly different numbers than such report due to rounding. Also due to rounding, certain columns may not add exactly. **The net present value of future net revenue attributable to the Corporation's reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by PLA. It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to the Corporation's reserves estimated by PLA represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein. The recovery and reserve estimates of the Corporation's oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.**

The PLA Report is based on certain factual data supplied by the Corporation and PLA's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Corporation's petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Corporation to PLA and accepted without further investigation. PLA accepted this data as presented and neither title searches nor field inspections were conducted.

Canadian Properties
Summary of Oil & Gas Reserves
Constant Prices and Costs

	Oil				Natural Gas					
	Light and Medium		*Heavy*		*Solution*		*Associated & Non-Associated*		*Natural Gas Liquids*	
Reserves Category	**Gross (MStb)**	**Net (MStb)**	**Gross (MStb)**	**Net (MStb)**	**Gross (MMcf)**	**Net (MMcf)**	**Gross (MMcf)**	**Net (MMcf)**	**Gross (MStb)**	**Net (MStb)**
Proved Developed Producing	90.3	92.3	1.2	1.1	0.0	0.0	32.2	49.3	0.4	0.4
Proved Developed Non-Producing	0.0	0.0	0.0	0.0	0.0	0.0	88.1	80.9	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	90.3	92.3	1.2	1.1	0.0	0.0	120.3	130.2	0.4	0.4
Probable Additional	86.4	87.8	0.7	0.6	0.0	0.0	743.4	622.8	9.7	6.7
Total Proved Plus Probable	176.8	180.0	1.8	1.8	0.0	0.0	863.6	753.0	10.1	7.2

Note: Values may not add due to rounding

Canadian Properties
Summary of Present Net Values of Future Net Revenue
Constant Prices and Costs

	BEFORE INCOME TAXES				
Reserves Category	**0% (M$)**	**5% (M$)**	**10% (M$)**	**15% (M$)**	**20% (M$)**
Proved Developed Producing	3,436.1	2,273.9	1,704.9	1,376.5	1,164.2
Proved Developed Non-Producing	272.7	221.5	182.9	153.1	129.8
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0
Total Proved	3,708.8	2,495.3	1,887.8	1,529.6	1,294.0
Probable Additional	6,148.7	4,058.3	2,976.3	2,306.9	1,848.1
Total Proved Plus Probable	9,857.5	6,553.6	4,864.0	3,836.5	3,142.1

Notes: M$ = Thousands of Dollars
Values may not add due to rounding

	AFTER INCOME TAXES				
Reserves Category	**0% (M$)**	**5% (M$)**	**10% (M$)**	**15% (M$)**	**20% (M$)**
Proved Developed Producing	3,436.1	2,273.8	1,704.9	1,376.5	1,164.2
Proved Developed Non-Producing	264.5	219.9	182.5	153.1	129.8
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0
Total Proved	3,700.6	2,493.8	1,887.5	1,529.5	1,294.0
Probable Additional	4,105.8	2,924.3	2,259.6	1,817.7	1,497.1
Total Proved Plus Probable	7,806.4	5,418.1	4,147.1	3,347.5	2,791.1

Notes: M$ = Thousands of Dollars
Values may not add due to rounding

Canadian Properties
Total Future Net Revenue Undiscounted
Constant Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
	M$	M$	M$	M$	M$	M$	M$	M$
Proved Reserves	5,495	318	1,299	50	119	3,709	8	3,701
Proved Plus Probable Reserves	15,227	1,210	3,199	747	215	9,857	2,051	7,806

Notes:
(1) Total revenue includes revenue before royalty and includes other income before ARTC.
(2) Future net revenue before and after income taxes.

Canadian Properties
Net Present Value of Future Net Revenue by Production Group
Constant Prices and Costs

	Future Net Revenue Before Income Taxes (Discounted at 10%) (M$)
Total Proved	
Light and Medium (including solution gas and other by-products)	1,526.7
Heavy Oil (including solution gas and other by-products)	8.3
Associated and Non-Associated Gas (including by-products)	319.6
Other Revenue	33.2
Total	1,887.8
Total Proved + Probable	
Light and Medium (including solution gas and other by-products)	2,203.0
Heavy Oil (including solution gas and other by-products)	13.3
Associated and Non-Associated Gas (including by-products)	2,450.2
Other Revenue	197.5
Total	4,864.0

Note: Values may not add due to rounding

Canadian Properties
Summary of Oil and Gas Reserves
Forecast Prices and Costs

	Oil				Natural Gas					
	Light and Medium		Heavy		Solution		Associated & Non-Associated		Natural Gas Liquids	
Reserves Category	Gross (MStb)	Net (MStb)	Gross (MStb)	Net (MStb)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (MStb)	Net (MStb)
Proved Developed Producing	90.3	92.7	1.2	1.1	0.0	0.0	32.2	49.3	0.4	0.4
Proved Developed Non-Producing	0.0	0.0	0.0	0.0	0.0	0.0	87.7	80.6	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	90.3	92.7	1.2	1.1	0.0	0.0	119.9	129.9	0.4	0.4
Probable Additional	86.4	88.0	0.7	0.6	0.0	0.0	741.6	609.2	9.7	6.8
Total Proved Plus Probable	176.8	180.6	1.8	1.8	0.0	0.0	861.5	739.1	10.1	7.3

Canadian Properties
Summary of Net Present Value of Future Net Revenue
Including Alberta Royalty Tax Credit
Forecast Prices and Costs

	BEFORE INCOME TAXES				
Reserves Category	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Developed Producing	2,908.8	1,957.5	1,493.9	1,226.2	1,052.4
Proved Developed Non-Producing	208.9	172.4	144.3	122.1	104.4
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0
Total Proved	3,117.6	2,130.0	1,638.2	1,348.3	1,156.8
Probable Additional	5,040.5	3,303.3	2,415.8	1,870.3	1,496.9
Total Proved Plus Probable	8,158.1	5,433.3	4,054.0	3,218.6	2,653.8

	AFTER INCOME TAXES				
Reserves Category	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Developed Producing	2,908.8	1,957.5	1,493.9	1,226.2	1,052.4
Proved Developed Non-Producing	208.9	172.4	144.3	122.1	104.4
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0
Total Proved	3,117.6	2,130.0	1,638.2	1,348.3	1,156.8
Probable Additional	3,556.7	2,539.4	1,961.6	1,575.8	1,295.1
Total Proved Plus Probable	6,674.3	4,669.4	3,599.8	2,924.1	2,451.9

Notes: M$ = Thousands of Dollars
Values may not add due to rounding

Canadian Properties
Total Future Net Revenue (Undiscounted)
Forecast Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
	M$	M$	M$	M$	M$	M$	M$	M$
Proved Reserves	5,248	292	1,635	50	153	3,118	0	3,118
Proved Plus Probable Reserves	14,452	1,145	4,101	747	301	8,158	1,484	6,674

Notes:
(1) Total revenue includes Corporation revenue before royalty and includes other income before ARTC.
(2) Future net revenue before and after income taxes.

Canadian Properties
Net Present Value of Future Net Revenue by Production Group
Forecast Prices and Costs

	Future Net Revenue Before Income Taxes (Discounted at 10%) (M$)
Total Proved	
Light and Medium (including solution gas and other by-products)	1,332.3
Heavy Oil (including solution gas and other by-products)	5.9
Associated and Non-Associated Gas (including by-products)	270.1
Other Revenue	29.9
Total	1,638.2
Total Proved Plus Probable	
Light and Medium (including solution gas and other by-products)	1,846.6
Heavy Oil (including solution gas and other by-products)	7.9
Associated and Non-Associated Gas (including by-products)	2,009.6
Other Revenue	189.8
Total	4,054.0

Note: Values may not add due to rounding

U.S.A. Properties
Summary of Oil and Gas Reserves
Constant Prices and Costs

	Oil				Natural Gas					
	Light and Medium		Heavy		Solution		Associated & Non-Associated		Natural Gas Liquids	
Reserves Category	Gross (MStb)	Net (MStb)	Gross (MStb)	Net (MStb)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (MStb)	Net (MStb)
Proved Developed Producing	0.0	0.8	0.0	0.0	0.0	0.0	1,908.3	1,662.9	0.0	0.0
Proved Developed Non-Producing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	0.0	0.8	0.0	0.0	0.0	0.0	1,908.3	1,662.9	0.0	0.0
Probable Additional	0.0	0.4	0.0	0.0	0.0	0.0	483.0	420.9	0.0	0.0
Total Proved Plus Probable	0.0	1.2	0.0	0.0	0.0	0.0	2,391.3	2,083.7	0.0	0.0

U.S.A Properties
Summary of Net Present Value of Future Net Revenue
Constant Prices and Costs

	BEFORE INCOME TAXES				
Reserves Category	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Developed Producing	8,061.0	5,704.4	4,335.6	3,477.8	2,904.3
Proved Developed Non-Producing	0.0	0.0	0.0	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0
Total Proved	8,061.0	5,704.4	4,335.6	3,477.8	2,904.3
Probable Additional	2,079.9	929.2	474.8	275.1	177.5
Total Proved Plus Probable	10,141.0	6,633.6	4,810.4	3,752.9	3,081.8

	AFTER INCOME TAXES				
Reserves Category	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Developed Producing	5,529.9	3,914.1	2,975.9	2,388.3	1,995.6
Proved Developed Non-Producing	0.0	0.0	0.0	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0
Total Proved	5,529.9	3,914.1	2,975.9	2,388.3	1,995.6
Probable Additional	1,426.8	637.5	325.7	188.7	121.8
Total Proved Plus Probable	6,956.7	4,551.5	3,301.6	2,577.0	2,117.3

Notes: MS = Thousands of Dollars
Values may not add due to rounding

U.S.A. Properties
Total Future Net Revenue (Undiscounted)
Constant Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
	M$	M$	M$	M$	M$	M$	M$	M$
Proved Reserves	12,124	2,284	1,663	0	117	8,061	2,531	5,530
Proved Plus Probable Reserves	15,197	2,861	2,077	0	117	10,141	3,184	6,957

Notes:
(1) Total revenue includes Corporation revenue before royalty and includes other income before ARTC.
(2) Future net revenue before and after income taxes.

U.S.A Properties
Net Present Value of Future Net Revenue by Production Group
Constant Prices and Costs

	Future Net Revenue Before Income Taxes (Discounted at 10%) (M$)
Total Proved	
Light and Medium (including solution gas and other by-products)	9.0
Heavy Oil (including solution gas and other by-products)	0.0
Associated and Non-Associated Gas (including by-products)	2,962.7
Other Revenue	1,363.9
Total	4,335.6
Total Proved Plus Probable	
Light and Medium (including solution gas and other by-products)	11.0
Heavy Oil (including solution gas and other by-products)	0.0
Associated and Non-Associated Gas (including by-products)	3,280.0
Other Revenue	1,519.3
Total	4,810.4

Note: Values may not add due to rounding

U.S.A. Properties
Summary of Oil and Gas Reserves
Forecast Prices and Costs

	Oil				Natural Gas					
	Light and Medium		Heavy		Solution		Associated & Non-Associated		Natural Gas Liquids	
Reserves Category	Gross (MStb)	Net (MStb)	Gross (MStb)	Net (MStb)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (MStb)	Net (MStb)
Proved Developed Producing	0.0	0.8	0.0	0.0	0.0	0.0	1,908.3	1,662.9	0.0	0.0
Proved Developed Non-Producing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	0.0	0.8	0.0	0.0	0.0	0.0	1,908.3	1,662.9	0.0	0.0
Probable Additional	0.0	0.4	0.0	0.0	0.0	0.0	483.0	420.9	0.0	0.0
Total Proved + Probable	0.0	1.2	0.0	0.0	0.0	0.0	2,391.3	2,083.7	0.0	0.0

U.S.A. Properties
Summary of Net Present Values of Future Net Revenue
Forecast Prices and Costs

	BEFORE INCOME TAXES				
Reserves Category	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Developed Producing	7,950.1	5,615.8	4,272.3	3,437.0	2,881.8
Proved Developed Non-Producing	0.0	0.0	0.0	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0
Total Proved	7,950.1	5,615.8	4,272.3	3,437.0	2,881.8
Probable Additional	2,358.7	1,032.2	514.0	290.2	183.0
Total Proved + Probable	10,308.8	6,648.0	4,786.4	3,727.2	3,064.8

	AFTER INCOME TAXES				
Reserves Category	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Developed Producing	5,453.8	3,853.4	2,932.6	2,360.4	1,980.3
Proved Developed Non-Producing	0.0	0.4	0.0	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0
Total Proved	5,453.8	3,853.8	2,932.6	2,360.4	1,980.3
Probable Additional	1,618.0	707.6	352.6	199.0	125.5
Total Proved + Probable	7,071.8	4,561.4	3,285.2	2,559.4	2,105.8

Notes: MS = Thousands of Dollars
Values may not add due to rounding

U.S.A. Properties
Total Future Net Revenue (Undiscounted)
Forecast Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
	M$	M$	M$	M$	M$	M$	M$	M$
Proved Reserves	12,343	2,204	2,020	0	170	7,950	2,496	5,454
Proved Plus Probable Reserves	16,018	2,860	2,661	0	188	10,309	3,237	7,072

Notes:
(1) Total revenue includes Corporation revenue before royalty and includes other income before ARTC.
(2) Future net revenue before and after income taxes.

U.S.A. Properties
Net Present Value of Future Net Revenue by Production Group
Forecast Prices and Costs

	Future Net Revenue Before Income Taxes (Discounted at 10%) (M$)
Total Proved	
Light and Medium (including solution gas and other by-products)	12.8
Heavy Oil (including solution gas and other by-products)	0.0
Associated and Non-Associated Gas (including by-products)	2,746.7
Other Revenue	1,512.8
Total	4,272.3
Total Proved + Probable	
Light and Medium (including solution gas and other by-products)	15.7
Heavy Oil (including solution gas and other by-products)	0.0
Associated and Non-Associated Gas (including by-products)	3,073.7
Other Revenue	1,697.0
Total	4,786.4

Note: Values may not add due to rounding

Total Company
Summary of Oil and Gas Reserves
Constant Prices and Costs

	Oil				Natural Gas					
	Light and Medium		Heavy		Solution		Associated & Non-Associated		Natural Gas Liquids	
Reserves Category	Gross (MStb)	Net (MStb)	Gross (MStb)	Net (MStb)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (MStb)	Net (MStb)
Proved Developed Producing	90.3	93.1	1.2	1.1	0.0	0.0	1,940.5	1,712.2	0.4	0.4
Proved Developed Non-Producing	0.0	0.0	0.0	0.0	0.0	0.0	88.1	80.9	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	90.3	93.1	1.2	1.1	0.0	0.0	2,028.6	1,793.1	0.4	0.4
Probable Additional	86.4	88.2	0.7	0.6	0.0	0.0	1,226.4	1,043.7	9.7	6.7
Total Proved Plus Probable	176.8	181.3	1.8	1.8	0.0	0.0	3,225.0	2,836.8	10.1	7.2

Total Company
Summary of Net Present Values of Future Net Revenue
Constant Prices and Costs

	BEFORE INCOME TAXES				
Reserves Category	0% (MS)	5% (MS)	10% (MS)	15% (MS)	20% (MS)
Proved Developed Producing	11,497.1	7,978.3	6,040.5	4,854.3	4,068.5
Proved Developed Non-Producing	272.7	221.5	182.9	153.1	129.8
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0
Total Proved	11,769.8	8,199.8	6,223.4	5,007.4	4,198.3
Probable Additional	8,228.6	4,987.5	3,451.1	2,582.0	2,025.6
Total Proved Plus Probable	19,998.4	13,187.3	9,674.5	7,589.4	6,223.9

	AFTER INCOME TAXES				
Reserves Category	0% (MS)	5% (MS)	10% (MS)	15% (MS)	20% (MS)
Proved Developed Producing	8,966.0	6,187.9	4,680.8	3,764.8	3,159.8
Proved Developed Non-Producing	264.5	219.9	182.5	153.1	129.8
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0
Total Proved	9,230.5	6,407.8	4,863.3	3,917.9	3,289.6
Probable Additional	5,532.6	3,561.8	2,585.3	2,006.4	1,618.9
Total Proved Plus Probable	14,763.1	9,969.6	7,448.6	5,924.3	4,908.5

Notes: MS - Thousands
Value may not add due to rounding

Total Company
Total Future Net Revenue (Undiscounted)
Constant Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
	M$	M$	M$	M$	M$	M$	M$	M$
Proved Reserves	17,619	2,602	2,962	50	236	11,770	2,539	9,231
Proved Plus Probable Reserves	30,424	4,071	5,276	747	332	19,998	5,235	14,763

Notes:
(1) Total revenue includes Corporation revenue before royalties and includes other income before ARTC.
(2) Future net revenue before and after income taxes

Total Company
Net Present Value of Future Net Revenue by Production Group
Constant Prices and Costs

	Future Net Revenue Before Income Taxes (Discounted at 10%) (M$)
Total Proved	
Light and Medium Crude Oil (including solution gas and other by-products)	1,535.7
Heavy Oil (including solution gas and other by-products)	8.3
Associated and Non-Associated Gas (including by-products)	3,282.3
Other Revenue	1,397.1
Total	6,223.4
Total Proved + Probable	
Light and Medium Crude Oil (including solution gas and other by-products)	2,214.0
Heavy Oil (including solution gas and other by-products)	13.3
Associated and Non-Associated Gas (including by-products)	5,730.2
Other Revenue	1,716.8
Total	9,674.4

Total Company
Summary of Oil and Gas Reserves
Forecast Prices and Costs

	Oil				Natural Gas					
	Light and Medium		Heavy		Solution		Associated & Non-Associated		Natural Gas Liquids	
Reserves Category	Gross (MStb)	Net (MStb)	Gross (MStb)	Net (MStb)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (MStb)	Net (MStb)
Proved Developed Producing	90.3	93.5	1.2	1.1	0.0	0.0	1,940.5	1,712.2	0.4	0.4
Proved Developed Non-Producing	0.0	0.0	0.0	0.0	0.0	0.0	87.7	80.6	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	90.3	93.5	1.2	1.1	0.0	0.0	2,028.6	1,792.8	0.4	0.4
Probable Additional	86.4	88.4	0.7	0.6	0.0	0.0	1,224.6	1,030.1	9.7	6.8
Total Proved Plus Probable	176.8	181.8	1.8	1.8	0.0	0.0	3,252.8	2,822.9	10.1	7.3

Total Company
Summary of Net Present Values of Future Net Revenue
Forecast Prices and Costs

BEFORE INCOME TAXES

Reserves Category	0% (MS)	5% (MS)	10% (MS)	15% (MS)	20% (MS)
Proved Developed Producing	10,858.9	7,573.3	5,766.2	4,663.2	3,934.2
Proved Developed Non-Producing	208.9	172.4	144.3	122.1	104.4
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0
Total Proved	11,067.7	7,745.8	5,910.5	4,785.3	4,038.6
Probable Additional	7,399.2	4,335.5	2,929.8	2,160.5	1,679.9
Total Proved Plus Probable	18,466.9	12,081.3	8,840.3	6,945.8	5,718.5

AFTER INCOME TAXES

Reserves Category	0% (MS)	5% (MS)	10% (MS)	15% (MS)	20% (MS)
Proved Developed Producing	8,362.6	5,810.9	4,426.5	3,586.6	3,032.7
Proved Developed Non-Producing	208.9	172.8	144.3	122.1	104.4
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0
Total Proved	8,572.5	5,983.7	4,570.8	3,708.7	3,137.1
Probable Additional	5,174.7	3,247.0	2,314.2	1,774.8	1,420.6
Total Proved Plus Probable	13,747.2	9,230.7	6,885.0	5,483.5	4,557.7

Notes: MS - Thousands
Values may not add due to rounding

Total Company
Total Future Net Revenue Undiscounted
Forecast Prices and Costs - January 1, 2005 Prices
Effective Date December 31, 2004

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
	M$	M$	M$	M$	M$	M$	M$	M$
Proved Reserves	17,591	2,496	3,655	50	323	11,068	2,496	8,572
Proved Plus Probable Reserves	30,470	4,005	6,762	747	489	18,467	4,721	13,746

(1) Total revenue includes Corporation revenue before royalty and includes other income before ARTC.
(2) Future net revenue before and after income taxes

Total Company
Net Present Value of Future Net Revenue by Production Group
Forecast Prices and Costs

	Future Net Revenue Before Income Taxes (Discounted at 10%) (M$)
Total Proved	
Light and Medium Crude Oil (including solution gas and other by-products)	1,345.1
Heavy Oil (including solution gas and other by-products)	5.9
Associated and Non-Associated Gas (including by-products)	3,016.8
Other Revenue	1,542.7
Total	5,910.5
Total Proved + Probable	
Light and Medium Crude Oil (including solution gas and other by-products)	1,862.3
Heavy Oil (including solution gas and other by-products)	7.9
Associated and Non-Associated Gas (including by-products)	5,083.3
Other Revenue	1,886.8
Total	8,840.4

Constant Price Assumptions - Canada
Effective Date December 31, 2004

Edmonton 40° API ($Cdn/bbl)	Hardisty 25° API ($Cdn/bbl)	AECO C Natural Gas Price ($Cdn/MMBtu)	Pentanes Plus (Condensate) ($Cdn/bbl)	Butane $Cdn/bbl)	Propane ($Cdn/bbl)	Sulphur ($Cdn/lt)
$48.07	$24.15	$6.78	$48.94	$37.34	$29.40	$30.00

Constant Price Assumptions - U.S.A
Effective Date December 31, 2004

AECO C Natural Gas Price ($Cdn/MMBtu)	US Currency Conversion ($Cdn/$US)	AECO C Natural Gas Price ($US/MMBtu)	Differential to US Field Price ($US/MMBtu)	US Field Price ($US/MMBtu)
$6.78	$0.82	$5.56	-$0.20	$5.36

Paddock Lindstrom & Associates Ltd.
Forecast Prices and Costs Assumptions

January 1, 2005

YEAR	WTI @ CUSHING $US/BBL	CDN/US EXCHANGE RATE	WTI @ CUSHING $C/BBL	EDM REF PRICE $C/BBL	HARDISTY 25 API $C/BBL	HEAVY 12 API $C/BBL	CROMER 29 API $C/BBL	CONDEN-SATE $C/BBL	BUTANE $C/BBL	PROPANE $C/BBL	ETHANE $C/BBL	SULPHUR $/LT
2005	42.00	0.820	51.22	50.22	36.72	30.72	46.70	50.22	37.16	30.13	21.27	30.00
2006	40.00	0.820	48.78	47.76	35.76	29.76	44.42	47.76	34.87	28.66	20.61	20.00
2007	37.50	0.820	45.73	44.69	34.69	28.69	41.56	44.69	32.18	26.81	19.74	20.40
2008	35.00	0.820	42.68	41.62	33.62	27.62	38.71	41.62	29.14	24.97	18.88	20.81
2009	33.00	0.820	40.24	39.16	31.00	25.00	36.42	39.16	27.41	23.50	18.01	21.22
2010	33.50	0.820	40.85	39.75	31.43	25.43	36.97	39.75	27.82	23.85	18.37	21.65
2011	34.00	0.820	41.46	40.34	31.85	25.85	37.51	40.34	28.24	24.20	18.74	22.08
2012	34.50	0.820	42.07	40.92	32.27	26.27	38.06	40.92	28.65	24.55	19.11	22.52
2013	35.00	0.820	42.68	41.51	32.68	26.68	38.61	41.51	29.06	24.91	19.49	22.97
2014	35.50	0.820	43.29	42.10	33.09	27.09	39.15	42.10	29.47	25.26	19.88	23.43
2015	36.00	0.820	43.90	42.68	33.49	27.49	39.70	42.68	29.88	25.61	20.28	23.90
2016	36.50	0.820	44.51	43.27	33.90	27.90	40.24	43.27	30.29	25.96	20.69	24.38
2017	37.00	0.820	45.12	43.85	34.29	28.29	40.78	43.85	30.70	26.31	21.10	24.87
2018	37.50	0.820	45.73	44.44	34.69	28.69	41.33	44.44	31.11	26.66	21.52	25.36
2019	38.00	0.820	46.34	45.02	35.07	29.07	41.87	45.02	31.52	27.01	21.95	25.87
2020	38.50	0.820	46.95	45.61	35.46	29.46	42.41	45.61	31.92	27.36	22.39	26.39
2021	39.00	0.820	47.56	46.19	35.84	29.84	42.96	46.19	32.33	27.71	22.84	26.92
2022	39.50	0.820	48.17	46.77	36.21	30.21	43.50	46.77	32.74	28.06	23.30	27.46

YEAR	HENRY HUB $US/MMBTU	AECO C	AGGRE-GATOR $C/MMBTU	ALBERTA 1 YR FIRM $C/MMBTU	ALBERTA SPOT $C/MMBTU	ALBERTA AGAP $C/MMBTU	SASK SPOT $C/MMBTU	SASK. PROVGAS $C/MMBTU	SUMAS SPOT $C/MMBTU	BCSPOT PLANT GATE $C/MMBTU	BC CANWEST PLANT GATE $C/MMBTU	BC CANWEST WELLHEAD $CMMBTU
2005	6.30	6.78	6.51	6.61	6.61	6.55	6.61	6.61	7.18	6.35	6.35	5.93
2006	6.10	6.52	6.34	6.34	6.34	6.34	6.44	6.44	6.93	6.08	6.08	5.65
2007	5.90	6.26	6.07	6.07	6.07	6.07	6.17	6.17	6.67	5.81	5.81	5.37
2008	5.70	6.00	5.81	5.81	5.81	5.81	5.91	5.91	6.42	5.54	5.54	5.09
2009	5.50	5.73	5.54	5.54	5.54	5.54	5.64	5.64	6.17	5.26	5.26	4.81
2010	5.61	5.85	5.65	5.65	5.65	5.65	5.75	5.75	6.29	5.37	5.37	4.91
2011	5.72	5.96	5.77	5.77	5.77	5.77	5.87	5.87	6.42	5.48	5.48	5.01
2012	5.84	6.08	5.88	5.88	5.88	5.88	5.98	5.98	6.54	5.59	5.59	5.11
2013	5.95	6.21	6.00	6.00	6.00	6.00	6.10	6.10	6.67	5.70	5.70	5.21
2014	6.07	6.33	6.12	6.12	6.12	6.12	6.22	6.22	6.81	5.81	5.81	5.31
2015	6.19	6.46	6.24	6.24	6.24	6.24	6.34	6.34	6.94	5.93	5.93	5.42
2016	6.32	6.59	6.37	6.37	6.37	6.37	6.47	6.47	7.08	6.05	6.05	5.53
2017	6.44	6.72	6.49	6.49	6.49	6.49	6.59	6.59	7.22	6.17	6.17	5.64
2018	6.57	6.85	6.62	6.62	6.62	6.62	6.72	6.72	7.37	6.29	6.29	5.75
2019	6.70	6.99	6.76	6.76	6.76	6.76	6.86	6.86	7.52	6.42	6.42	5.87
2020	6.84	7.13	6.89	6.89	6.89	6.89	6.99	6.99	7.67	6.54	6.54	5.98
2021	6.98	7.27	7.03	7.03	7.03	7.03	7.13	7.13	7.82	6.68	6.68	6.10
2022	7.11	7.42	7.17	7.17	7.17	7.17	7.27	7.27	7.98	6.81	6.81	6.23

Notes:
All prices escalated at 2% per year after 2002
All costs escalated at 2% per year from 2005
First year forecast is for 12 months

Canadian Properties
Reconciliation of Corporation Net Reserves by Principal Product Type

Opening: 2003-12-31 Forecast Prices and Costs - PLA January 1, 2004
Closing: 2004-12-31 Forecast Prices and Costs - PLA January 1, 2005 Prices

	Light and Medium Oil			Heavy Oil			Associated and Non-Associated Gas		
	Proved MMcf	Probable MMcf	Proved Plus Probable MMcf	Proved MMcf	Probable MMcf	Proved Plus Probable MMcf	Proved MMcf	Probable MMcf	Proved Plus Probable MMcf
Opening Balance	90.1	88.4	178.5	3.3	0.6	3.9	401.8	1,005.2	1,406.9
Extensions	0.0	0.0	0.0	0.0	0.0	0.0	12.0	6.4	18.4
Improved Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Revisions	7.9	-0.5	7.5	-1.9	0.0	-1.8	-238.2	-402.4	-640.6
Discoveries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Acquisitions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Dispositions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Economic Factors	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Production	-5.3	0.0	-5.3	-0.3	0.0	-0.3	-45.7	0.0	-45.7
Closing Balance	92.7	88.0	180.6	1.1	0.6	1.8	129.9	609.2	739.1

U.S.A. Properties
Reconciliation of Corporation Net Reserves by Principal Product Type

Opening: 2003-12-31 Forecast Prices and Costs - PLA January 1, 2004
Closing: 2004-12-31 Forecast Prices and Costs - PLA January 1, 2005 Prices

	Light and Medium Oil			Heavy Oil			Associated and Non-Associated Gas		
	Proved MMcf	Probable MMcf	Proved + Probable MMcf	Proved MMcf	Probable MMcf	Proved + Probable MMcf	Proved MMcf	Probable MMcf	Proved + Probable MMcf
Opening Balance	0.6	0.2	0.8	0.0	0.0	0.0	1,740.4	446.7	2,187.2
Extensions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Improved Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Revisions	0.3	0.1	0.4	0.0	0.0	0.0	102.4	-25.8	76.6
Discoveries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Acquisitions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Dispositions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Economic Factors	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Production	-0.1	0.0	-0.1	0.0	0.0	0.0	-180.0	0.0	-180.0
Closing Balance	0.8	0.4	1.2	0.0	0.0	0.0	1,662.9	420.9	2,083.7

Undeveloped Reserves

Canadian Properties
Probable Undeveloped Net Reserves
Forecast Prices and Costs

Total Probable Additional Reserves

	Light & Medium Oil		Heavy Oil		Natural Gas		NGL	
	1st Attributed	Cumulative at Year End	1st Attributed	Cumulative at Year End	1st Attributed	Cumulative at Year End	1st Attributed	Cumulative at Year End
Year	Mstb	Mstb	Mstb	Mstb	MMcf	MMcf	Mstb	Mstb
2003	0.0	70.4	0.0	0.0	105.5	791.1	0.7	8.5
2004	0.0	70.2	0.0	0.0	0.0	572.9	0.0	6.7

The Corporation has no undeveloped reserves associated with its U.S.A. properties as at December 31, 2004.

Significant Factors or Uncertainties Affecting Reserves Data

The process of estimating reserves requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. As this occurs, estimates are reviewed and revised, either positively or negatively, as warranted by new information. This is often due to changes in well performance, prices, economic conditions and governmental restrictions.

Future Development Costs

$50,000 in future development costs has been included in the forecast of the Corporation's production of its proven reserves. Capital costs of $747,000 have been provided for the development of probable additional reserves. The Corporation has sufficient funds from internal sources and borrowing capacity to finance the development of the probable additional reserves.

Landholdings

At December 31, 2004 the Corporation had 159,526 gross acres (132,175 net acres) of undeveloped petroleum and natural gas rights. The Corporation continually reviews the prospectivity of its undeveloped oil and gas rights.

Oil and Gas Wells

The Corporation's oil and gas properties are located in Alberta, Canada and in Montana, U.S.A. The Corporation recently sold all of its Saskatchewan assets. The Corporation has entered into farmin and farmout arrangements on some of its properties on terms that are consistent with general industry practice.

The following table sets out the number of producing wells in which the Corporation has an interest as at December 31, 2004.

Producing Wells

	Oil		Gas	
	Gross	Net	Gross	Net
Chedderville-Ferrier, Alberta	0.0	0.0	2.0	0.54
Willesden Green, Alberta	2.0	1.3	0.0	0.0
Southeastern Alberta	1.0	0.1	7.0	3.3
Southwestern Saskatchewan	5.0	0.7	0.0	0.0
Montana	0.0	0.0	38.0	35.1
Total	7.0	2.1	46.0	38.4

Drilling Activity

During 2004 the Corporation drilled one well in Montana and one well in Alberta and recompleted one well in Alberta.

For 2005, the Corporation expects to significantly increase its exploration and development activities in Canada and the U.S.A. with a multi-well drilling program proposed for Alberta and Montana.

Additional Information Concerning Abandonment and Reclamation Costs

The Corporation estimates abandonment and reclamation costs for all of its oil and gas properties on a property by property basis. During 2005 it expects to abandon two wells in Montana.

Production Estimates

	Crude Oil Bbls/d	Natural Gas Mcf/d	Total BOE/d
Per engineering evaluation:			
Canada	20	83	34
U.S.A.	0	410	68
Total	20	493	102

The Corporation's major producing property is the Prairie Dell gas field in Montana which is forecast to produce 410 Mcf/d in 2005. The Corporation expects to participate in the drilling of a multi-well program in 2005, however, the results which are expected to be positive are speculative at this time.

Production History

The following table summarizes the Corporation's production volumes for 2004.

Production Volumes by Major Field	Natural Gas (mcf)	Crude Oil & NGL's (bbl)	Total (BOEs)	Total (BOE/d)
Twelve months ended Dec. 31, 2004				
Canada				
Chedderville	34,976	1,453	7,282	20
Craig Lake	14,574	0	2,429	7
Willesden Green	0	4,438	4,438	12
Others	3,010	1,830	2,332	6
Total Canada	52,560	7,721	16,481	45
United States				
Prairie Dell	140,490	52	23,467	64
Total	193,050	7,773	39,948	109

Environmental Matters

The oil and gas industry is subject to environmental regulations pursuant to applicable legislation. Such legislation provides for restrictions and prohibitions on release of emissions of various substances produced in association with certain oil and gas industry operations, and requires that well and facility sites be abandoned and redrained to the satisfaction of environmental authorities. The Corporation maintains an insurance program consistent with industry practice to protect against the losses due to accidental destruction of assets, well blow outs, pollution and other operating accidents or disruptions. The Corporation also has operational and emergency response procedures and is in the process of developing an environmental health and safety manual to be approved by the board of directors in 2004.

Marketing

Although High Plains has no set policy, management of High Plains will use financial instruments to reduce corporate risk in certain situations. Risk management policies will be developed over time as High Plains builds a production base to support sustainable growth. Management will further develop a strategy over time to hedge existing liquids and natural gas production to help protect a base development capital program, guarantee a return or to facilitate financings when concluding a business transaction. Currently, High Plains has no hedging commitments due to the nature of its current asset portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward-Looking Statements

Certain information regarding management's assessment of High Plains' future plans and operations that are not historical facts may be considered "forward-looking statements". Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to any number of factors, including such variables as new information regarding recoverable reserves, changes in demand for, and commodity prices of crude oil and natural gas, legislative, environmental and other regulatory or political changes, competition in areas where the Corporation operates and other factors discussed in this interim report.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The amounts recorded for depletion and depreciation of property and equipment and the provision for asset retirement obligations and the ceiling test are based on estimates of gross proven reserves, production rates, oil and gas prices, future costs and other relevant assumptions. These estimates are reviewed regularly and changes in such estimates in future years could be significant. As adjustments become necessary, they are reported in earnings in the periods in which they become known.

Non-GAAP Disclosure

The Management's Discussion & Analysis ("MD&A") contains the term cash flow from operations which should not be considered an alternative to, or more meaningful than, net income as determined in accordance with GAAP as an indicator of High Plains' performance. High Plains' determination of cash flow from operations may not be comparable to that reported by other companies, but is a financial term commonly used in the oil and gas industry. The reconciliation between net income and cash flow from operations can be found in the Consolidated Statements of Cash Flows continued in the financial statements in Appendix "B".

Common Unit of Volume

Where amounts are expressed on a barrel of oil equivalent basis (BOE) natural gas volumes have been converted to a common unit of measure on the basis of six thousand cubic feet (Mcf) of gas to one barrel (Bbl) of oil. BOE figures may be misleading, particularly if used in isolation. Volumes of gas production are reported on the basis of sales gas volumes.

Foreign Exchange

Monetary assets and liabilities of integrated foreign operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets, liabilities, and items affecting earnings are translated into Canadian dollars at rates of exchange in effect at the date of the transaction, except for depletion, amortization and accretion. Depletion, amortization and accretion are translated at the same rate as the related assets. Gains or losses arising from foreign currency translation are included in the determination of income.

Three Months Ended March 31, 2005 Compared To Three Months Ended March 31, 2004

The following discussion and analysis is provided by the management of High Plains in accordance with Canadian GAAP and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 and the unaudited interim consolidated financial statements and notes thereto for the three months ended March 31, 2005 attached in Appendix "B".

The MD&A is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations for the three months ended March 31, 2005.

Operational and Financial

Petroleum and Natural Gas Revenues

Net revenues from product sales of $357 thousand in the first three months of 2005 are comparable to $360 thousand in the same period in 2004.

Oil and natural gas sales were 104 BOE per day for the first three months in 2005 compared to 107 BOE per day for the same period in 2004.

Royalties

Royalty expenses were $39 thousand or 10% of petroleum and natural gas revenue in the first three months of 2005 compared to $60 thousand or 14% of revenue during the same period in 2004. The decrease in royalties are predominantly as a result of credits received from the Minister of Finance related to prior years. On a unit of production basis, royalty expenses were $4.13 and $6.15 per BOE respectively in the first quarter of 2005 and 2004.

Operating Expenses

Operating expenses for the first quarter of 2005 were $96 thousand or $10.28 per BOE compared to $73 thousand, $7.43 per BOE, during the same period in 2004. This increase in operating expenses in 2005 was due to one-time workovers performed to optimize existing production.

Netbacks ($ per BOE)

	Q1 2005	Q1 2004	Annual 2004	Annual 2003
Petroleum and natural gas revenue	$42.17	$42.96	$42.22	$44.06
Royalty expense	(4.13)	(6.15)	(6.11)	(5.73)
Operating expense	(10.28)	(7.43)	(6.52)	(9.54)
Net operating income	$27.75	$29.39	$29.59	$28.79

General and Administrative Expenses

General and administrative expenses were $182 thousand or $19.53 per BOE during the first three months of 2005, an increase of 40% from $130 thousand or $13.29 per BOE during the same period in 2004. The increased expenditures resulted from increased legal and consulting fees related to management changes in the quarter. The Corporation does not capitalize any general and administrative expenditures.

Depletion, Depreciation and Accretion Expense

Depletion, depreciation and accretion expense increased to $122 thousand or $13.03 per BOE in the first three months of 2005 from $94 thousand, $9.60 per BOE in the same period last year. This increase is primarily as a result of increased depletion of the asset retirement obligation.

Income Taxes

Future tax recovery to March 31, 2005 totalled $26 thousand related mainly to Canadian operations. During the first quarter of 2004, income tax expense of $38 thousand was comprised of current taxes of $4 thousand on the operations of the U.S. subsidiaries and future tax of $34 thousand most of which also applied to operations in the U.S.

Net (Loss) Income

Net income for the period to March 31, 2005 of $119 thousand loss was down from $12 thousand net income reported for the same period in 2004. Revenues were comparable in the two periods but expenses were higher in the first quarter of 2005 as compared to the first quarter of 2004.

Cash flow from operations for the three months ended March 31, 2005 declined 66% to $54 thousand from $158 thousand in the year earlier period.

Capital Expenditures

Capital expenditures for the first quarter of 2005 totalled $280,000, comparable to $261,000 spent in Q1 2004. On March 2, 2005, High Plains agreed to sell its interest in the Cypress/Maple Creek area of Saskatchewan. The interests which are non-producing have been sold for total consideration of $237,000.

Liquidity and Capital Resources

	March 31, 2005	**December 31, 2004**
Cash and working capital	(739,780)	(778,733)

The Corporation has a revolving operating line of credit of $2,500,000 of which $425,000 was drawn as at March 31, 2005.

Cash Flow Sensitivities

	Cash Flow ($000's)	**Per Share Basic**
Natural gas price change of $0.10/Mcf.	$17,000	$0.00
Natural gas sales change of 100 Mcf/day	$210,000	$0.04
Foreign exchange rate of 1% ($US - Cdn.)	$13,000	$0.00

Cash flow sensitivities are calculated in relation to the Corporation's annualized revenue and expenses and outstanding shares. The Corporation has no outstanding hedging contracts.

Related Party Transactions

During the first quarter of 2005, a total of $51 thousand was paid to directors and officers of the Corporation in satisfaction of consulting fees, in accordance with services provided. This compares with fees of $8 thousand in the first quarter of 2004.

Quarterly Financial Information ($, except per share numbers)

	2005	2004			
	Q1	Q4	Q3	Q2	Q1
Petroleum and natural gas revenue	395,685	340,427	396,727	546,263	419,537
Cash flow from operations	53,944	12,864	108,490	194,031	157,785
Net (loss) income	(119,228)	170,571	57,198	41,638	12,075
Net (loss) income per share	(0.02)	0.03	0.01	0.01	0.00
Net capital expenditures	279,660	482,195	428,470	118,163	261,473

Critical accounting estimates

High Plains' significant accounting policies are contained in Note 2 to the audited financial statements for the year ended December 31, 2004 contained in Appendix "B". Certain of these policies are recognized as critical because in applying these policies management is required to make judgments, assumptions and estimates that have a significant impact on the financial results of the Corporation. The estimates used in applying these critical accounting policies have been discussed with the Audit Committee and are discussed below.

Depletion and Depreciation

The Corporation uses the full cost method of accounting for exploration and development activities whereby all of the costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproved properties, and estimated future development costs, is amortized using the unit-of-production method based on estimated proved reserves. Changes in estimated proved reserves or future development costs have a direct impact on depletion and depreciation expense. Certain costs related to unproved properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their fair value is impaired. These properties are reviewed quarterly to determine if proved reserves should be assigned, at which point they would be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation.

Full Cost Accounting Ceiling Test

Oil and gas assets are evaluated at least annually to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the oil and gas assets. If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted future cash flows from the production of proved reserves and the lower of cost and market of the unproved properties. The cash flows are estimated using future product prices and costs and are discounted using a risk-free rate. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material. Any impairment would be charged as additional depletion and depreciation expense.

Asset Retirement Obligation

The Corporation records a liability for the fair value of legal obligations associated with the retirement of long-lived tangible assets in the period in which they are incurred, normally when the asset is purchased or developed. On recognition of the liability there is a corresponding increase in the carrying amount of the related asset and the asset retirement obligation. The total amount of the asset retirement obligation is an estimate based on the Corporation's net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The total amount of the estimated cash flows required to settle the asset retirement obligation, the timing of those cash flows and the discount rate used to calculate the present value of those cash flows are estimates subject to measurement uncertainty. Any change in these estimates would impact the asset retirement liability.

Income Taxes

The determination of the Corporation's income and other tax liabilities or assets requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after lapse of considerable time. Accordingly, the actual income tax liability or asset may differ significantly from the liability estimated or recorded.

Other Estimates

The accrual method of accounting requires management to incorporate certain estimates including estimates of revenues, royalties and production costs as at a specific reporting date, but for which actual revenues and costs have not yet been received; and estimates on capital projects which are in progress or recently completed where actual costs have not been received at a specific reporting date.

The Corporation ensures that the individuals with the most knowledge of the activity are responsible for the estimate. These estimates are then reviewed for reasonableness and past estimates are compared to actual results in order to make informed decisions on future estimates.

Year ended December 31, 2004 Compared to Year Ended December 31, 2003

The following discussion and analysis is provided by the management of High Plains in accordance with Canadian GAAP and should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended December 31, 2004 and December 31, 2003 attached in Appendix "B".

MD&A is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations for the year ended December 31, 2004.

Changes in Accounting Policies

Asset Retirement Obligation

In the first quarter of 2004 the Corporation retroactively adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations. The new pronouncement requires recognition of the fair value of the liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying value of the related asset. This change in accounting policy is described in note 3 to the consolidated financial statements. Adoption of this standard increased the Corporation's asset retirement liability by $410 thousand and increased property and equipment by $400 thousand, the difference being the effect of the related depletion.

Operational and Financial

Net income of $281 thousand ($0.05 per share) for the year ended December 31, 2004 was down from $323 thousand ($0.06 per share) for the year ended December 31, 2003. Increased administrative expenses, partially offset by a future tax recovery accounted for the decrease. Cash flow from operations was $473 thousand ($0.08 per share) for the year ended December 31, 2004, a decrease of 28% from $661 thousand in 2003.

Petroleum and Natural Gas Revenues

Revenues from oil and gas sales were $1.7 million in the year ended December 31, 2004 compared to $1.8 million in the same period in 2003. Revenues were lower in 2004 primarily as a result of an 8% decrease in natural gas wellhead price attributable to the renegotiated price for gas produced in Montana, and the suspension of approximately 7 barrels per day of crude oil production in the third quarter to safely accommodate the drilling of a new well. For the year, gas sales volumes remained steady at 533 Mcf per day, while crude oil and natural gas liquids production increased by 4% to 21 barrels per day as a result of higher natural gas liquids sales from the Chedderville property.

Corporate crude oil, NGL and natural gas sales were 110 BOE per day for the year 2004 compared to 109 BOE per day for the same period in 2003. Natural gas comprises approximately 80% of the production. The average 2004 wellhead price was $42.22 per BOE, down 4% from $ 44.06 per BOE in 2003, mainly due to the reduced Montana gas price.

Royalties

Royalty expenses were $246 thousand, or 14% of petroleum and natural gas revenue in the year ended December 31, 2004 compared to $229 thousand or 13% of revenue during the same period in 2003. The increase in royalties resulted from greater sales in Alberta where royalty rates are higher. On a unit of production basis, royalty expenses were $6.11 for the year 2004 compared to $5.73 per BOE in the same period in 2003.

Operating Expenses

Operating expenses for the year 2004 were $263 thousand or $6.52 per BOE compared to $381 thousand, $9.54 per BOE, during the same period in 2003. $90 thousand of operating costs previously expensed were reversed in the fourth quarter. Operating expenses for the year 2003 were increased by start-up costs of a processing plant in Montana and non-payment of operating costs by a joint venture partner.

Netbacks ($ per BOE)

	Q4 2004	Q4 2003	YTD 2004	YTD 2003
Petroleum and natural gas revenue	42.48	45.60	42.22	44.06
Royalty expense	(5.75)	(7.20)	(6.11)	(5.73)
Operating expense	(1.56)	(9.98)	(6.52)	(9.54)
Net operating income	35.17	28.42	29.59	28.79

General and Administrative Expenses

General and administrative expenses were $739 thousand or $18.32 per BOE during the year ended December 31, 2004, an increase of 55% from $475 thousand or $11.90 per BOE during 2003. The increased expenditures in 2004 resulted from management, exploration and engineering consulting costs related to the Corporation's operations in west central Alberta and on its Montana lands. In addition High Plains has experienced higher costs to comply with new financial and reserve reporting requirements. The Corporation does not capitalize any general and administrative expenditures.

Depletion, Depreciation and Accretion Expense

Depletion, depreciation and accretion expense remained constant at $411 thousand or $10.20 per BOE for the year ended December 31, 2004, consistent with $411 thousand, $10.30 per BOE in the same period last year. 2003 depletion, depreciation and accretion expense included a $134 thousand reduction of the carrying value of U.S. processing facilities, reflecting the assignment of no oil and gas reserves to the related oil and gas properties.

Income Taxes

Income tax recovery to December 31, 2004 totalled $174 thousand, comprised of $4 thousand current tax expense and $72 thousand future tax expense related to U.S. operations, offset by $250 thousand income tax recovery on Canadian operations. The recovery included a $232 thousand reversal of the valuation allowance on successor pools. In the past, insufficient cash flow was assigned to these properties to make full utilization of the pools likely. As a result of increased oil prices attributed to the successor pools, the valuation allowance was reversed in 2004. The 2003 income tax recovery of $69 thousand was comprised of current tax expense of $20 thousand on the operations of the U.S. subsidiaries and future tax recovery of $89 thousand, $75 thousand of which applied to operations in Canada.

Estimated Canadian tax pools include:

	($ thousands)
Canadian oil and gas property expense	150
Canadian development expense	1,500
Undepreciated capital cost	180
Restricted Canadian exploration expense	1,800
Total	3,630

Net Income

The Corporation earned net income of $281 thousand for the year ended December 31, 2004, down 13% from $323 thousand net income for the year 2003. The 2004 reduction in earnings was due to increased general and administrative expenses ($263 thousand) offset by increased net income tax recovery ($105 thousand), decreased operating expenses ($118 thousand) and increased foreign exchange gain ($56 thousand).

Cash flow from operations for the year ended December 31, 2004 decreased 28% to $473 thousand from $661 thousand in the same period last year.

Capital Expenditures

During 2004, the Corporation invested $1.3 million in capital projects. The projects included the drilling and completing of a new well for liquids-rich natural gas production in the Willesden Green area of Alberta, the recompletion of a well for natural gas production in the Strachan area of Alberta, new drilling for shallow gas in Hill County, Montana, the undertaking of an extensive gravity survey program over the Corporation's approximate 125,000 net acres in Hill County, Montana and the significant upgrade of the Prairie Dell facility in Toole County, Montana. Comparatively, for 2003, $477 thousand was invested in the drilling and completion of three Montana wells and the completion of two wells in the Chedderville area of Alberta.

Liquidity and Capital Resources

	December 31, 2004	**December 31, 2003**
Working capital (deficiency)	(778,733)	5,014

At December 31, 2004, the Corporation had $330 thousand of current assets offset by $1.1 million in current liabilities. During the third quarter, a new well in the Willesden Green area of Alberta was drilled and completed. Partners were cash called for their proportionate share of expenditures, creating a large cash balance while the Corporation incurred all expenditures, increasing accounts payable. Subsequent to September 30, 2004, the Corporation paid its suppliers in the normal course of business, utilizing the cash and $89 thousand of its operating lines.

Two significant Montana projects in the fourth quarter, the Prairie Dell facility upgrade and the Hill County gravity survey, are expected to increase the draw on the Corporation's operating lines by approximately $300 thousand when incurred costs are settled.

Credit facilities in place at December 31, 2004 include a revolving operating line of credit authorized to a maximum $2,500,000 with interest remaining at prime plus 1.25%.

Subsequent to December 31, 2004, the Corporation completed a private placement. A total of 4,000,800 units were issued at a price of $0.60 per unit for total gross proceeds of $2,400,480. Each unit was comprised of one common share and one common share purchase warrant entitling the holder thereof to purchase one common share at a price of $0.70 per common share expiring two years from date of issuance. Together with the proceeds from this issue, its bank operating lines, and anticipated cash flows from operations, management is of the opinion that the Corporation has sufficient cash resources available to fund its operations and capital expenditures.

Cash Flow Sensitivities

	Cash Flow ($)	**Per Share Basic**
Natural gas price change of $0.10/Mcf.	17,000	$0.00
Natural gas sales change of 100 Mcf/day	210,000	$0.04
Oil price change of US$1.00 per barrel	5,000	$0.00
Oil sales change of 30 barrels per day	444,000	$0.08
Foreign exchange rate of 1% ($US - Cdn.)	13,000	$0.00

Cash flow sensitivities are calculated in relation to the Corporation's annualized revenue and expenses, net of U.S. capital expenditures. The Corporation has no outstanding hedging contracts.

Related Party Transactions

During 2004, a total of $238 thousand was paid or accrued to directors and officers of the Corporation in satisfaction of consulting fees, in accordance with services provided. These amounts are recorded at the exchange amounts agreed to by the related parties. This compares with fees of $55 thousand during the same period in 2003. The increase in 2004 related primarily to consulting services provided by two officers following the death of the Corporation's President/CEO and sole employee ($137 thousand). The $238 thousand includes $59 thousand of accrued liabilities related to common share compensation of directors and officers for 2004. The shares are to be issued in 2005.

Share Capital

Securities outstanding as of December 31, 2004 are 5,730,669 High Plains Shares. See "Capitalization" for further information.

Of the stock options outstanding as of December 31, 2003, 100,000 options were exercised and 100,000 options were cancelled, leaving a total of 160,000 options outstanding as of December 31, 2004. In the first quarter of 2005, an additional 470,000 options were granted which results in a total of 630,000 stock options outstanding.

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Petroleum and natural gas revenue	419,537	546,263	396,727	340,427
Cash flow from operations	157,785	194,031	108,490	12,864
Net income	12,075	41,638	57,198	170,571
Net income per share	0.00	0.01	0.01	0.03
Net Capital Expenditures	261,473	118,163	428,470	482,195

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Petroleum and natural gas revenue	470,866	400,988	421,028	466,969
Cash flow from operations	219,516	106,383	186,967	147,883
Net income	126,471	45,717	89,700	60,865
Net income per share	0.02	0.01	0.02	0.01
Net capital expenditures	174,825	54,613	151,333	96,708

Business Risks

High Plains is engaged in the exploration, development and production of crude oil and natural gas. The oil and gas business is inherently risky and there is no assurance that hydrocarbon reserves will be discovered and economically produced. High Plains operates in an industry where capital spending may not necessarily result in economic success. Operational risks include competition, reservoir performance uncertainties, environmental factors, and regulatory, environment and safety concerns. Financial risks associated with the petroleum industry include fluctuations in commodity prices, interest rates, currency exchange rates and the cost of goods and services.

However, the Corporation manages these risks by employing competent professional staff following sound operating practices and utilizing cash flow and prudent new equity to fund capital expenditures and minimize debt in order to achieve economic performance in this environment. High Plains complies with emergency response planning requirement, safety and environmental regulations, and manages operations to achieve an overall low cost operation for the duration of the economic life of the petroleum or natural gas asset. The Corporation maintains property and liability insurance coverage. The coverage provides a reasonable amount of protection from risk of loss, however, not all risks are foreseeable or insurable.

Subsequent Events and Corporate Outlook

As a result of significant changes in ownership and senior management early in 2005, the Corporation is extremely optimistic with respect to its future.

On February 22, 2005, the Corporation announced a new Board of Directors, management restructuring and private placement financing. The Corporation confirmed the new Board of Directors and management on March 11, 2005, and, subsequently, on April 22, 2005, the closing of a successful private placement financing.

These initiatives place the Corporation in a strong position to develop its current asset base and to pursue new oil and gas investments and opportunities. Particularly, the Corporation expects to direct its resources in the following areas: (i) corporate and/or production acquisitions (ii) evaluation of its large, undeveloped land position in Hill County, Montana (iii) west central Alberta development drilling.

The Corporation is ambitiously evaluating corporate and production opportunities with the objective to expedite an acquisition. As a result of the recent management restructuring, the Corporation has been introduced to a number of significant acquisition opportunities. Subject to due diligence and the approval process, it is the ambition of the Corporation to consummate a transaction as swiftly as possible.

The Corporation also intends to continue the ambitious exploration and development program of its approximate 125,000 net acres in Hill County, Montana, including a multi-well drilling program. The gravity survey program that was performed in the fourth quarter of 2004 and first quarter of 2005 has rendered extremely encouraging results, which has prompted the company to proceed to the next phase of evaluation. Drilling of the Hill County property could occur as soon as the second half of 2005.

In west central Alberta, where the Corporation has established production, a number of low to moderate risk drilling opportunities have been identified on or in close proximity to its land holdings. A multi-well drilling program is currently being considered for this area which would add considerable benefit if successful. The Corporation is also seeking to add to its land holdings in the area.

The entire inventory of properties and operations of the Corporation will be continuously and thoroughly evaluated to optimize and expedite future growth and success.

CAPITALIZATION

The following table presents the capitalization of High Plains as at the dates noted:

	Authorized	**As at December 31, 2004**	**As at March 31, 2005**	**As at March 31, 2005 after giving effect to the Offer(1)(2)(3)**
High Plains Shares(1)	Unlimited	$1,606,102 (5,730,669 shs)	$1,706,052 (5,943,454 shs)	$8,417,483 (14,445,715 shs)
First and Second Preferred Shares	Unlimited	Nil	Nil	Nil
Debt(4)	—	$88,788	$425,000	$6,400,000

Notes:

(1) Assuming all of the Powermax Shares are acquired pursuant to the Offer and that 4,501,461 High Plains shares are issued and $6.85 million in cash is paid by High Plains pursuant to the Offer in exchange for Powermax Shares. In addition, 4,000,800 High Plains Shares that were issued in April under a Private Placement and the net cash proceeds of $2.3 million received are included in the totals consistent with presentation in the Pro Forma Consolidated Financial Statements of High Plains presented in Appendix "D".

(2) Following March 31, 2005, 4,300,800 High Plain Shares have been issued (including the 4,000,800 shares pursuant to the private placement completed in April) and there are currently 10,244,254 High Plain Shares issued and outstanding. See "Previous Distributions". High Plains is also in the process of completing a private placement of an additional 1,000,000 High Plains Shares to Messrs. Anderson, Wilson and Schindel, each a director or officer of High Plains.

(3) In addition, as of August 22, 2005, 4,835,800 High Plains Shares were reserved for issuance pursuant to outstanding options and warrants exercisable at prices ranging from $0.70 to $0.75.

(4) High Plains has a $4 million revolving operating demand loan credit facility from a Canadian Chartered Bank. The maximum amount available under the facility will be increased to $6.4 million on closing of the Powermax acquisition. Amounts outstanding under the facility bear interest at the bank's prime rate plus 0.75% and are secured by an assignment of accounts receivable and a $5,000,000 Debenture.

INDUSTRY CONDITIONS

Introduction

The oil and gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, the United States, and Alberta, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect High Plains' operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and High Plains is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of crude oil other than heavy crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issue of such a license requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold is determined by negotiation between natural gas producers, marketers and purchasers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of two years or less or for a term of between two and 20 years (in quantities of not more than 30,000 m3/d) may be made pursuant to an NEB order, or, in the case of exports for a longer duration (to a maximum of 25 years) or a larger quantity, pursuant to an NEB export license and Governor in Council approval.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the availability of sufficient pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production. In addition, the pro-rationing of capacity on the inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the U.S. or Mexico will be allowed, provided that any export restrictions are justified under certain provisions of the General Agreement on Tariffs and Trade, and further provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period or in such other representative period as the parties may agree), (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export-price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, sulphur, natural gas and natural gas liquids production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties. These royalties are not eligible for incentive programs sponsored by various governments as discussed below. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced.

From time to time the governments of Canada and western Canadian provinces have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced recovery projects. The trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

Oil royalty rates vary from province to province. In Alberta, oil royalty rates vary between 10% and 35% for oil and 10% and 30% for new oil. New oil is applicable to oil pools discovered after March 31, 1974 and prior to October 1, 1992. The Alberta government introduced the Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992.

Effective January 1, 1994, the calculation and payment of natural gas royalties became subject to a simplified process. The royalty reserved to the Crown, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997 and expiring June 30, 2007, which, among other things, determines the Crown's share of crude and processed oil sands products.

In Alberta, a producer of oil or natural gas from Crown lands is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price-sensitive formula, and the ARTC rate currently varies between 75% for prices for oil at or below $100 per cubic meter and 25% for prices above $210 per cubic meter. In general, the ARTC rate is currently applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the applicable government department for the previous quarterly period. On December 22, 1997, the Alberta government announced that it would conduct a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program, but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying from the program.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments. The ARTC program provides a rebate on Crown royalties paid in respect of eligible producing properties.

The current structure for federal taxation of resource income contains the following initiatives applicable to the oil and gas industry which are being phased in over a five year period commencing in 2003:

(i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28% to 21%; and

(ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. Also, the percentage of the ARTC that High Plains will be required to include in federal taxable income will be increased (also on a phased-in basis) to 100% in 2012 and beyond.

Land Tenure

Crude oil and natural gas located in the western Canadian provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions and regulation on the storage and transportation of various substances produced or utilized in association with certain oil and gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. As well, applicable environmental laws may impose remediation obligations with respect to property designated as a contaminated site upon certain responsible persons, which include persons responsible for the substance causing the contamination, persons who caused the release of the substance and any past or present owner, tenant or other person in possession of the site. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, the imposition of fines and penalties or the issuance of clean-up orders.

Applicable environmental laws in Alberta are consolidated in the *Environmental Protection and Enhancement Act* ("APEA"). The APEA imposes stricter environmental standards, it requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties for any contravention of the Act than previous legislation. These changes will have an incremental effect on the cost of conducting operations in Alberta.

In December, 2002, the Government of Canada ratified the Kyoto Protocol ("Protocol"). The Protocol calls for Canada to reduce, during the period between 2008 and 2012, its greenhouse gas emissions to a level that is 6% below the 1990 level of such emissions in Canada. The Protocol has become legally binding as 55 countries have ratified it, covering at least 55% of the emissions addressed by the Protocol. When the Government of Canada implements the Protocol, it is expected to affect the operation of all industries in Canada, including the oil and natural gas industry. As details of implementation of this Protocol have yet to be announced, the affect on our operations cannot be determined at this time.

High Plains is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased, although not material, expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near term future of the business.

Commodity Prices

Natural gas is a commodity influenced by factors within North America. Strong commodity prices have led to positive responses in supply. This, combined with a moderate winter has led to high comparative inventory storage exit levels. With the continued uncertainty about the supply and demand balance for natural gas, High Plains believes the prices for 2005 are likely to remain in the US $6.00/ Mcf range.

Crude oil is influenced by world supply uncertainties combined with demand expectations. Supply questions include OPEC's ability to adjust their quotas and potential production performance. World demand is influenced by projections surrounding the economies of different nations, specifically China and India. With the continued level of concern, the Corporation anticipates crude oil prices in 2005 are likely to be in the US $50/bbl range, with the US/ Canadian exchange rate to be approximately 0.83. High Plains expects heavy oil differentials to be approximately Cdn. $20/bbl during 2005.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. The cost of purchasing land and properties similarly increase during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the price charged by the various service suppliers also declines.

Competitors and Peers

In the past three to five years, many new junior oil and gas companies have started up business. These companies often have experienced management teams from previous industry organizations that have disappeared with the consolidation phase of junior exploration companies that the industry has been going through. The consolidation phase has included in many cases either the sale to or the conversion to a royalty trust. Most new companies have been able to raise capital and recruit well qualified personnel. Many new companies in fact have the same or similar people as the prior company. Some trust conversions have included transferring out a minor percentage of assets into the small "restart" company. This trend is anticipated to continue.

Capital Markets

Investor uncertainty in the North American economy has affected the oil and gas industry. The impact that the Kyoto Protocol will have on the oil and gas sector has not yet been determined in the absence of final legal and regulatory measures which may be imposed.

Generally during the past two years, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry. The Corporation competes with the numerous new companies and their new stories in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs. With the continued commodity price strength, many established oil and gas companies are reducing their willingness to issue "flow-through" shares as their internal tax horizon shortens. Continuation of strong commodity prices will make this trend more marked.

Competitive Conditions

The petroleum industry must manage many risks that are beyond the direct control of the industry. Among these are risks associated with exploration, environment, commodity prices, foreign exchange, and interest rates (see "Risk Factors").

The oil and natural gas industry is intensely competitive and the Corporation must compete in all aspects of its operations with a substantial number of other corporations that may have greater technical or financial resources. With the maturing nature of south central Alberta and northern Montana the access to new prospects is becoming more and more competitive and complex. The Corporation believes that it can continue to explore and develop oil production and reserves in Alberta with an objective of maintaining its cash flow from this area. The Corporation is seeking alternative natural gas weighted prospects in order to help mitigate this problem.

High Plains will continue to focus on its strategic advantages in Montana and Alberta to maintain a stable base. The Corporation intends to use its expertise to achieve maximum efficiencies in increasing and producing reserves efficiently in these areas.

Environmental Considerations

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial, state and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions and regulation on the storage and transportation of various substances produced or utilized in association with certain oil and gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of regulatory authorities. As well, applicable environmental laws may impose remediation obligations with respect to property designated as a contaminated site upon certain responsible persons, which include persons responsible for the substance causing the contamination, persons who caused the release of the substance and any past or present owner, tenant or other person in possession of the site. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, the imposition of fines and penalties or the issuance of clean-up orders.

The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased, although not material, expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment.

All government regulations and procedures will be followed in strict adherence to the law. The Corporation believes in well abandonment and site restoration in a timely manner to ensure minimal damage to the environment and lower overall costs to the Corporation.

RISK FACTORS

An investment in High Plains should be considered speculative due to the nature of High Plains' involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas and its current stage of development. Oil and natural gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by High Plains.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Corporation's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Corporation makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired business may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Corporation can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Corporation, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Corporation.

Competition

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of risk. The Corporation competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Corporation's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations all imposed by various levels of government all subject to amendment from time-to-time. See "Industry Conditions." The Corporation's operations may require licenses from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects and the obtaining of such licences and permits may delay operations of the Corporation.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases." The Corporation's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject the Corporation to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those in the *Climate Change and Emissions Management Act* (Alberta) (partially proclaimed), may require the reduction of emissions or emissions intensity produced by the Corporation's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Corporation.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects. See "Industry Conditions".

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Corporation may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Corporation's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Corporation's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation. These factors include economic conditions, in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

The exchange rate between the Canadian and U.S. dollar also affects the profitability of the Corporation and the Canadian dollar has strengthened recently against the U.S. dollar. Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Corporation are in part determined by the Corporation's borrowing base. A sustained material decline in prices from historical average prices could reduce the Corporation's borrowing base, therefore reducing the bank credit available to the Corporation which could require that a portion, or all, of the Corporation's bank debt be repaid.

Substantial Capital Requirements

The Corporation anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Corporation's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations or prospects.

Additional Funding Requirements

The Corporation's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Corporation's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Corporation.

Issuance of Debt

From time to time the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Depending on future exploration and development plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Corporation's articles nor its by-laws limit the amount of indebtedness that the Corporation may incur. The level of the Corporation's indebtedness from time to time, could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and the Corporation may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements. Similarly, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Corporation will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. To the extent the Corporation is not the operator of its oil and gas properties, the Corporation will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. It is the practice of the Corporation in acquiring significant oil and gas leases or interest in oil and gas leases to fully examine the title to the interest under the lease. In the case of minor acquisitions the Corporation may rely upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. The Corporation believes that this practice is widely followed in the oil and gas industry. Nevertheless, there may be title defects that affect lands comprising a portion of the Corporation's properties. To the extent title defects do exist, it is possible that the Corporation may lose all or a portion of its right, title, estate and interest in and to the properties to which the title relates.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and cash flows to be derived therefrom, including many factors beyond the Corporation's control. The reserve and associated cash flow information set forth herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material. In accordance with applicable securities laws, PLA, the independent reserves evaluator, has used both constant and forecast price and cost estimates in calculating reserve quantities included herein. Actual future net revenue will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and revenues derived therefrom will vary from the estimates contained in the PLA Report, and such variations could be material. The PLA Report is based in part on the assumed success of activities the Corporation intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the PLA Report will be reduced to the extent that such activities do not achieve the level of success assumed in the PLA Report. The PLA Report is effective as of a specific effective date and has not been updated and thus does not reflect changes in the Corporation's resources since that date.

Insurance

The Corporation's involvement in the exploration for and development of oil and natural gas properties may result in the Corporation becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although prior to drilling the Corporation will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Corporation. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation's financial position, results of operations or prospects.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licences and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

Uncertainty of Global Financial Markets

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage. The events of September 11, 2001 and the response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon the Corporation, its business and its ability to finance operations.

Dividends

The Corporation has not paid any dividends on its outstanding shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other business considerations as the board of directors of the Corporation considers relevant.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its property and assets; however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Third Party Credit Risk

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations.

Conflicts of Interest

The directors or officers of the Corporation may also be directors or officers of other oil and gas companies or otherwise involved in natural resource exploration and development and situations may arise where they are in a conflict of interest with the Corporation. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the Corporation disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Reliance on Key Personnel

The Corporation's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. The Corporation does not have key person insurance in effect for any other member of management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

MARKET FOR SECURITIES

The High Plains Shares were listed for trading on the TSXV on February 16, 1988 and trade under the symbol "HYE".

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and officers of the Corporation, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding High Plains Shares other than:

Name	Type of Ownership	Number of High Plains Shares Owned or Controlled	Percent of Outstanding High Plains Shares
Perfco Investments Ltd.[1] Calgary, Alberta.	Registered and Beneficial	1,407,499[1]	14.3%

Note:

(1) Perfco Investments Ltd. is an investment company owned by Mr. Walter A. Dawson.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position and offices, and the principal occupations for the last five years of each of the directors and officers of High Plains.

Name and Place of Residence	Position with the Corporation	Principal Occupation During Past Five Years
Benhard A. Anderson[1] Calgary, Alberta	President, Chief Operating Officer, and Director	Consultant and Chief Operating Officer of the Corporation; Vice President, Engineering at Rider Resources Ltd.; President Chief Executive Officer and director of Canada Southern Petroleum Ltd.
Walter A. Dawson[1] Calgary, Alberta	Director	President and Chief Executive Officer of Saxon Energy Services Inc.
Jeffrey J. Scott[1] Calgary, Alberta	Director	President of Postell Energy Co. Ltd.

Name and Place of Residence	Position with the Corporation	Principal Occupation During Past Five Years
John Gerlitz[2] Calgary, Alberta	Director	Employed with Devon Canada Corporation. Currently holds the position of Senior Business Analyst.
M. Scott Wilson[2] Calgary, Alberta	Director and Corporate Secretary	Partner, Borden Ladner Gervais LLP
Luc Chartrand Calgary, Alberta	Director	Chief Financial Officer and Chief Executive Officer of Enterra Energy Trust
Vincent Ghazar Calgary, Alberta	Chief Financial Officer	Chief Financial Officer of each of High Plains Energy Inc., BrazAlta Resources Corp and Powermax Energy Inc.
Clarence (Butch) Schindel Calgary, Alberta	Vice President, Exploration	President of Rillo Resources Ltd.

Notes:
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee and the Corporate Governance Committee.

As at August 22, 2005, the directors and officers of the Corporation, as a group, own directly or indirectly 2,404,166 High Plains Shares or approximately 26.47% of the issued and outstanding High Plains Shares. Each of the directors of the Corporation was elected at the Corporation's annual general meeting held on July 5, 2005 for a term of one year.

EXECUTIVE COMPENSATION

Senior Executive Compensation

The following table sets forth information concerning the total compensation during the last three financial years for the Chief Executive Officer (or person acting in a similar capacity), the Chief Financial Officer (or person acting in a similar capacity), and the three highest paid executive officers of the Corporation (the "Named Executive Officers") whose annual salary and bonus exceeded $150,000, if any:

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position at the End of the Period	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options Granted (#)	All Other Compensation
Michael A. Williams[1]	2004	Nil	Nil	Note 1	Nil	Note 1
Chairman and Director	2003	Nil	Nil	Note 1	Nil	Note 1
	2002	Nil	Nil	Note 1	50,000	Note 1
Harold E. Bowman[2]	2004	85,444	Nil	Note 2	Nil	Note 2
President, Chief Executive	2003	85,444	Nil	Nil	200,000	Nil
Officer and Director	2002	73,189	Nil	Nil	250,000	Nil
Phillip H. Grubbe[3]	2004	Nil	Nil	Note 3	Nil	Note 3
Chief Financial Officer	2003	Nil	Nil	Nil	50,000	Nil
and Director	2002	N/A	N/A	N/A	N/A	N/A
Susan E. McClinton[4]	2004	Nil	Nil	Note 4	Nil	Note 4
Chief Financial Officer	2003	N/A	N/A	N/A	N/A	N/A
	2002	N/A	N/A	N/A	N/A	N/A

Notes:
(1) Mr. Williams was appointed Chairman of the Corporation on June 15, 2004 in which capacity he acted as the Chief Executive Officer of the Corporation. Mr. Williams did not receive a salary or bonus from the Corporation but received consulting fees totalling $62,238 for 2004, $17,427 for 2003 and $18,787 for 2002.

(2) Mr. Bowman ceased to be an officer or director of the Corporation on May 9, 2004. Mr. Bowman's actual salary received during 2004 was $28,750 USD.

(3) Mr. Grubbe was appointed Executive Vice President of the Corporation on June 15, 2004. Mr. Grubbe did not receive a salary or bonus from the Corporation for the reported years but received consulting fees totalling $23,963 for 2004. Mr. Grubbe acted in the capacity of Chief Financial Officer of the Corporation from September 15, 2004 to March 2, 2005.

(4) Ms. McClinton acted in the capacity of Chief Financial Officer of the Corporation from June 15, 2004 to September 15, 2004. Ms. McClinton did not receive a salary or bonus from the Corporation but a consulting firm, owned or controlled by her, received consulting fees totalling $8,828 during 2004.

Stock Option Plan and Options

The Corporation has adopted an incentive stock option plan which provides that the board of directors of the Corporation may from time to time, in its discretion, and in accordance with the requirements of the TSX Venture Exchange Inc., grant to directors, officers, employees and consultants to the Corporation, non-transferable options to purchase High Plains Shares, provided that the number of the High Plains Shares reserved for issuance, together with any options issued to eligible charitable organizations, will not exceed 10% of the issued and outstanding High Plains Shares. Such options will be exercisable for a period of up to five years from the date of grant. In connection with the foregoing, the number of the High Plains Shares reserved for issuance to: (a) any individual director or officer will not exceed 5% of the issued and outstanding High Plains Shares; (b) all consultants will not exceed 2% of the issued and outstanding High Plains Shares; and (c) all eligible charitable organizations will not exceed 1% of the issued and outstanding High Plains Shares. Options may be exercised no later than 90 days following cessation of the optionee's position with the Corporation, provided that if the cessation of office, directorship, or technical consulting arrangement was by reason of death, the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

No stock options were granted during the financial year ended December 31, 2004 to the Named Executive Officers or other participants under the Plan.

Aggregated Option Exercises During the Financial Year Ended December 31, 2004 and Year-End Option Values at December 31, 2004

The following table sets forth information with respect to the options outstanding under the Stock Option Plan on the date hereof.

Group (Number)	Date Options Granted	Shares Under Option	Exercise Price	Closing Price on Day of Grant	Expiry Date	Market Value of Options [1]
Executive Officers	March 2, 2005 or June 5, 2005	525,000	$0.70 to $0.75	March 2 - $0.85 June 2 - $0.90	March 2 or June 10, 2010	$165,375
Non-Executive Directors	March 2, 2005 or June 5, 2005	300,000	$0.70 to $0.75	March 2 - $0.85 June 2 - $0.90	March 2 or June 10, 2010	$94,500
Employees	March 2, 2005	10,000	$0.70	$0.85	March 2, 2010	$3,400

Note:

(1) Based on the difference between the August 18, 2005 closing price of High Plains Shares on the TSXV of $1.04 per share and the exercise price of the High Plains Option multiplied by the number of shares under the Option. Where there are two exercise prices, the market value reflects the average.

Compensation of Directors

During the financial year ended December 31, 2004, members of the Board, committee chairmen and committee members by virtue of a resolution passed by the Board were compensated by the Corporation in following manner: an annual retainer in the amount of $3,000 was paid on a quarterly basis to each member of the Board and a fee of $250 was paid to each Board member for attendance at each Board meeting. Additionally, an annual retainer in the amount of $2,000 was paid to each member appointed chairman of a committee (during the financial year ended December 31, 2004, the Corporation had an audit committee, corporate governance committee and a compensation committee) and a fee of $250 was paid to each committee member for attendance at each committee meeting. During the year, a total of $15,500 in fees was paid to members of the Board as retainers and for attendance at meetings. Such fees are included in the amounts shown below as being paid to the directors. Fees paid to Michael A. Williams, a former director of the Corporation, in the amount of $66,688 included $62,238 for financial consulting services. Fees paid to Hermen E. Leith, a former director of the Corporation and formerly Vice President, Production, in the amount of $24,625 included $21,125 for consulting services. Fees paid to Phillip H. Grubbe, a former director and former chief financial officer of the Corporation, in the amount of $28,213 included $23,963 for consulting services.

As of March 2, 2005, the Corporation changed its approach to compensation of directors, taking into consideration the financial situation and resources of the Corporation. Currently, directors of the Corporation do not receive any payment for serving as directors of the Corporation or members of Board committees. However, directors are reimbursed for all reasonable expenses incurred in order to attend meetings of the Board or Board committees. Further, directors are eligible to receive incentive stock options under the Plan. The purpose of granting such options is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to that of the Shareholders. The Corporation did not grant any stock options to directors during the most recently completed financial year.

Other Compensation

Other than as set forth herein, the Corporation did not pay any other compensation to the Named Executive Officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year other than benefits and perquisites which did not amount to $10,000 or greater per individual.

Equity Compensation Plan Information

The following table sets forth information as at the financial year ended December 31, 2004 with respect to the Corporation's compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	260,000	$0.31	724,066
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	260,000		724,066

Termination of Employment, Change In Responsibilities and Employment Contracts

As at December 31, 2004, neither the Corporation nor any subsidiaries had any plan, contract or arrangement, compensatory or otherwise; (1) regarding the employment of a Named Executive Officer, or (2) whereby a Named Executive Officer is entitled to receive more than $100,000 (including periodic payments or instalments) in the event of the Named Executive Officer's resignation, retirement or employment, a change of control of the Corporation, or a change in the Named Executive Officer's responsibilities following a change in control of the Corporation.

Indebtedness of Directors and Senior Officers

No director or officers of the Corporation, nor any proposed nominee for election as a director or officer of the Corporation, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to the Corporation or its subsidiaries at any time since the beginning of the financial year ended December 31, 2004.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of High Plains consists of an unlimited number of High Plains Shares, an unlimited number of First Preferred Shares issuable in series, and unlimited number of Second Preferred Shares issuable in series, of which, as at the date hereof, 10,244,254 High Plains Shares were issued and outstanding. High Plains has also reserved a total of 835,000 High Plains Shares for issuance upon the exercise of outstanding stock options granted pursuant to its Stock Option Plan. The following is a summary of the rights, privileges, restrictions and conditions attaching to the High Plains Shares, the preferred shares, the performance incentive rights and the stock options.

Common Shares

High Plains is authorized to issue an unlimited number of High Plains Shares. The High Plains Shares rank junior to the First and Second Preferred Shares. Holders of High Plains Shares are entitled to one vote per share at meetings of shareholders of High Plains, to receive dividends if, as and when declared by the board of directors of High Plains and to receive pro rata the remaining property and assets of High Plains upon its dissolution or winding-up, subject to the rights of shares having priority over the High Plains Shares.

First Preferred Shares

The First Preferred Shares are issuable in series and will have such rights, restrictions, conditions and limitations as the board of directors of High Plains may from time to time determine. The First Preferred Shares shall rank senior to the High Plains Shares and Second Preferred Shares with respect to the payment of dividends or distribution of assets or return of capital of High Plains in the event of a dissolution, liquidation or winding up of High Plains. No First Preferred Shares are presently issued and outstanding.

Second Preferred Shares

The Second Preferred Shares are issuable in series and will have such rights, restrictions, conditions and limitations as the board of directors of High Plains may from time to time determine. The Second Preferred Shares shall rank senior to the High Plains Shares and junior to the First Preferred Shares with respect to the payment of dividends or distribution of assets or return of capital of High Plains in the event of a dissolution, liquidation or winding up of High Plains. No second preferred shares are presently issued and outstanding.

DIVIDENDS

High Plains has not declared or paid any dividends since its incorporation and does not foresee the declaration or payment of dividends in the near future. Any decision to pay dividends on its shares will be made by the board of directors on the basis of High Plains' earnings, financial requirements and other conditions existing at such future time.

PRIOR SALES

The only High Plains Shares issued by High Plains over the past 12 months are as follows:

- On September 29, 2004, High Plains issued 100,000 High Plains Shares at a price of $0.35 per share pursuant to the exercise of stock options.
- On January 19, 2005, High Plains issued 10,000 High Plains Shares at a price of $0.30 per share pursuant to the exercise of stock options.

- On February 7, 2005, High Plains issued 50,000 High Plains Shares at a price of $0.30 per share pursuant to the exercise of stock options.

- On February 15, 2005, High Plains issued 50,000 High Plains Shares at a price of $0.20 per share pursuant to the exercise of stock options.

- On March 31, 2005, High Plains issued 102,785 High Plains Shares at a price of $0.70 per share for settlement of debt.

- On April 14, 2005, High Plains completed a private placement of 4,000,800 High Plains Shares at a price of $0.60 per share for gross proceeds of $2,400,480.

- On May 27, 2005, High Plains issued 50,000 High Plains Shares at a price of $0.35 per share and 100,000 High Plains Shares at a price of $0.60 per share pursuant to the exercise of stock options.

- On June 1, 2005, High Plains issued 150,000 High Plains Shares at a price of $0.60 per share pursuant to the exercise of stock options.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors and officers of High Plains will be subject in connection with the operations of High Plains. In particular, certain of the directors and officers of High Plains are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of High Plains or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of High Plains. See "Directors and Officers". Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by High Plains which can reasonably be regarded as presently material are:

- The Pre-Merger Agreement.

INTEREST OF MANAGEMENT IN MATERIAL TRANSACTIONS

Except as disclosed herein, no director or officer of the Corporation, nor any other insider of the Corporation, nor any associate or affiliate of any one of them, has or has had, at any time since the beginning of the financial year ended December 31, 2004, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Corporation.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of High Plains are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 - 2nd Street S.W., Calgary, Alberta T2P 0S7.

The registrar and transfer agent for the High Plains Shares is Valiant Trust Company at its principal offices in Calgary, Alberta.

LEGAL PROCEEDINGS

Management of High Plains has not commenced and is not presently contemplating the commencement of any material legal proceedings and is not aware of any legal proceedings that have been commenced or are or may be contemplated against High Plains.

APPENDIX "B"

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF HIGH PLAINS AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2004, DECEMBER 31, 2003 AND DECEMBER 31, 2002 AND UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF HIGH PLAINS AS AT AND FOR THE QUARTER ENDED MARCH 31, 2005

High Plains Energy Inc.
Consolidated Balance Sheets
(unaudited)

	March 31 2005	December 31 2004
Assets		
Current		
Cash	$ 44,331	$ 35,356
Accounts receivable	435,477	215,195
Prepaid expenses	89,127	79,695
	568,935	330,246
Refundable drilling deposit	85,970	85,640
Future income taxes	727,775	700,275
Petroleum and natural gas properties and equipment *(note 3)*	5,098,027	5,170,271
	$ 6,480,707	$ 6,286,432
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 880,089	$ 1,018,004
Bank loan	425,000	88,788
Income taxes payable	3,626	2,187
	1,308,715	1,108,979
Asset retirement obligation *(note 4)*	640,944	632,614
Future income tax liability	400,370	396,798
	2,350,029	2,138,391
Shareholders' Equity		
Share capital *(note 5)*	1,706,052	1,606,102
Contributed surplus *(note 5)*	11,556	9,641
Retained earnings	2,413,070	2,532,298
	4,130,678	4,148,041
	$ 6,480,707	$ 6,286,432

See accompanying notes

High Plains Energy Inc.
Consolidated Statements of Income (Loss) and Retained Earnings
(unaudited)

	Three months ended March 31	
	2005	2004
Revenue		
Petroleum and natural gas	$ **395,685**	$ 419,537
Royalties	**(38,787)**	(60,052)
Other income	**336**	507
	357,234	359,992
Expenses		
Operating	**96,456**	72,511
General and administrative	**181,654**	129,789
Depletion, depreciation and accretion	**122,207**	93,550
Foreign exchange loss (gain)	**101,069**	13,931
	501,386	309,781
(Loss) income before taxes	**(144,152)**	50,211
Income taxes (recovery)		
Current	**1,349**	4,262
Future	**(26,273)**	33,874
	(24,924)	38,136
Net income (loss) for the period	$ **(119,228)**	$ 12,075
Retained earnings, beginning of period	**2,532,298**	2,250,816
Retained earnings, end of period	$ **2,413,070**	$ 2,262,891
Income (loss) per share – basic and diluted (note 5)	$ **(0.02)**	$ 0.00

See accompanying notes

High Plains Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended March 31	
	2005	2004
Operating		
Income (loss) for the period	$ (119,228)	$ 12,075
Items not affecting cash:		
Depletion, depreciation and accretion	122,207	93,550
Future income taxes	(26,273)	33,874
Foreign exchange loss	75,323	14,607
Stock-based compensation expense	1,915	4,354
	53,944	158,460
Changes in non-cash working capital *(note 6)*	(412,713)	-
	(358,769)	158,460
Financing		
Bank loan	336,212	-
Cash proceeds on issuance of options	28,000	-
	364,212	-
Investing		
Refundable drilling deposit	(330)	(423)
Expenditures on petroleum and natural gas properties and equipment	(279,660)	(261,473)
Proceeds of disposition of property *(note 3)*	237,000	
Changes in non-cash working capital *(note 6)*	46,522	99,365
	3,532	(162,531)
Increase (decrease) in cash	8,975	(4,071)
Cash, beginning of period	35,356	156,965
Cash, end of period	$ 44,331	$ 152,894

See accompanying notes

1. Nature of operations

High Plains Energy Inc. (the "Company") is engaged in the exploration for and production of petroleum and natural gas predominately in Western Canada and the United States. The Company was incorporated under the laws of the Province of Alberta and is listed on the TSX Venture Exchange.

2. Summary of significant accounting policies

The unaudited interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles following the same accounting policies as the most recently completed audited annual consolidated financial statements except as noted below. The *disclosures provided below are incremental to those included in the audited annual consolidated financial* statements and accordingly, should be read in conjunction with the Company's audited annual December 31, 2004 consolidated financial statements.

3. Petroleum and natural gas properties and equipment

	March 31, 2005			December 31, 2004
	Cost	Accumulated depletion and depreciation	Net	Net
Petroleum and natural gas properties	$ 7,205,712	$ 2,116,918	$ 5,088,794	$ 5,160,758
Office equipment	31,992	22,759	9,233	9,513
	$ 7,237,704	$ 2,139,677	$ 5,098,027	$ 5,170,271

On March 4, 2005 High Plains Energy agreed to sell its interest in the Cypress/Maple Creek area of Saskatchewan. The interests which are non-producing have been sold for total consideration of $237,000.

4. Asset retirement obligation

The Company retroactively adopted the new standard for accounting for asset retirement obligations on January 1, 2004.

The following table presents the reconciliation of the carrying amount of the obligation associated with the retirement of the Company's property and equipment:

	March 31 2005	December 31 2004
Asset retirement obligation, beginning of period	$ 632,614	$ 603,384
Liabilities incurred	-	18,777
Accretion	7,303	26,496
Liabilities settled	-	-
Effect of foreign exchange	1,027	(16,043)
Asset retirement obligation, end of period	$ 640,944	$ 632,614

The following significant assumptions were used to estimate the asset retirement obligation:

	March 31 2005	December 31 2004
Undiscounted cash flows	**$980,500**	$980,500
Risk-free discount rate, adjusted for inflation of 1.5%	**4.25%**	4.25%
Expected timing of cash flows	**4 – 14.5 years**	4 – 14.5 years

5. Share capital

(a) Issued

	Number of Shares	Amount
Common Shares		
Balance - December 31, 2004	**5,730,669**	**$ 1,606,102**
Stock options exercised - cash proceeds	**110,000**	**28,000**
Issued in settlement of salary payments	**102,785**	**71,950**
Balance - March 31, 2005	**5,943,454**	**$ 1,706,052**
Contributed Surplus		
Balance – December 31, 2004		9,641
Stock-based compensation, three months ended March 31, 2005		1,915
Balance – March 31, 2005		**$ 11,556**

(b) Options

The following is a continuity of stock options outstanding for which shares have been reserved:

	Three months ended March 31, 2005		Year Ended December 31, 2004	
	Options	Weighted – Average Exercise Price $	Options	Weighted – Average Exercise Price $
Opening	160,000	0.28	360,000	0.32
Granted	470,000	0.61		
Cancelled	-	-	(100,000)	(0.35)
Exercised	(110,000)	0.25	(100,000)	(0.35)
Closing	520,000	0.58	160,000	0.28

The following table summarizes information about stock options outstanding as at March 31, 2005:

Outstanding				Exercisable	
Exercise Price $	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
0.35	50,000	3.2	0.35	50,000	0.35
0.60	300,000	.2	0.60	300,000	0.60
0.70	170,000	4.9	0.70	0	
	520,000		0.64	350,000	0.56

(c) Per share amounts

Per common share calculations are based on the following weighted average number of common shares outstanding during the period:

	Three months ended March 31	
	2005	2004
Basic	**5,785,669**	5,630,669
Diluted	**5,964,608**	5,708,871

6. Changes in non-cash working capital

	Three months ended March 31	
	2005	2004
Accounts receivable	$ **(220,283)**	$ 32,869
Prepaid expenses	**(9,432)**	76,796
Accounts payable and accrued liabilities	**(137,915)**	(13,352)
Income taxes payable	**1,439**	3,052
	(366,191)	99,365

	Three months ended March 31	
	2005	2004
Operating	$ **(412,713)**	$ -
Investing	**46,522**	99,365
	(366,191)	99,365

7. Related parties

During the three months ended March 31, 2005, the Company was charged $50,738 (2004 – $8,010) by directors and officers for administrative and consulting services. These amounts are recorded at the exchange amounts agreed to by the related parties.

High Plains Energy Inc.
Notes to Consolidated Financial Statements
March 31, 2005
(unaudited)

8. Segmented disclosure

		Three months ended March 31, 2005		
		Canada	**United States**	**Total**
Petroleum and natural gas revenue	$	147,747	247,938	395,685
Royalties		(6,112)	(32,675)	(38,787)
Other income			336	336
Operating and general and administrative expense		(151,695)	(126,415)	(278,110)
Depletion, depreciation and accretion		(63,310)	(58,897)	(122,207)
Foreign exchange gain (loss)			(101,069)	(101,069)
Income tax recovery (expense)		27,500	(2,576)	24,924
Net income (loss)		(45,870)	(73,358)	(119,228)
Earnings per share:				
Basic		(0.01)	(0.01)	(0.02)
Diluted		(0.01)	(0.01)	(0.02)
Total assets		3,869,352	2,611,355	6,480,707
Long term liabilities		(425,016)	(656,215)	(1,081,231)
Expenditures on petroleum and natural gas properties and equipment		84,212	195,448	279,660

		Three months ended March 31, 2004		
		Canada	**United States**	**Total**
Petroleum and natural gas revenue	$	153,050	266,487	419,537
Royalties		(21,682)	(38,370)	(60,052)
Other income		-	507	507
Operating and general and administrative expense		(133,464)	(68,835)	(202,299)
Depletion, depreciation and accretion		(38,278)	(55,272)	(93,550)
Foreign exchange gain (loss)		-	(13,932)	(13,932)
Income tax (expense) recovery		(6,461)	(31,675)	(38,136)
Net income (loss)		(46,835)	58,910	12,075
Earnings per share:				
Basic		($0.01)	$0.01	$0.00
Diluted		($0.01)	$0.01	$0.00
Total assets		3,036,133	2,336,833	5,372,966
Long term liabilities		401,209	609,726	1,010,935
Expenditures on petroleum and natural gas properties and equipment		58,011	203,462	261,473



KENWAY
MACK
SLUSARCHUK
STEWART LLP
Chartered Accountants
www.kmss.ca

High Plains Energy Inc.

Consolidated Financial Statements

December 31, 2004 and 2003

Auditors' Report

To: The Shareholders of
High Plains Energy Inc.

We have audited the consolidated balance sheets of **High Plains Energy Inc.** as at **December 31, 2004 and 2003** and the consolidated statements of income and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Kenway Mack Slusarchuk Stewart LLP

April 22, 2005 Chartered Accountants

220, 333 11 Avenue S.W.
Calgary, Alberta T2R 1L9
Telephone: (403) 233-7750
Fax: (403) 266-5267



Member of DFK International
with affiliated offices worldwide

High Plains Energy Inc.
Consolidated Balance Sheets
As at December 31

	2004	2003 (Restated - note-3)
Assets		
Current		
Cash	$ **35,356**	$ 156,965
Accounts receivable	**215,195**	288,539
Prepaid expenses	**79,695**	87,786
	330,246	533,290
Refundable drilling deposit *(note 4)*	**85,640**	84,024
Future income taxes *(note 9)*	**700,275**	450,249
Property and equipment *(note 5)*	**5,170,271**	4,247,158
	$ **6,286,432**	$ 5,314,721
Liabilities		
Current		
Accounts payable and accrued liabilities	$ **1,018,004**	$ 510,438
Bank loan *(note 6)*	**88,788**	-
Income taxes payable	**2,187**	17,838
	1,108,979	528,276
Asset retirement obligations *(note 7)*	**632,614**	603,384
Future income tax liability *(note 9)*	**396,798**	355,435
	2,138,391	1,487,095
Shareholders' Equity		
Share capital *(note 8)*	**1,606,102**	1,559,320
Contributed surplus *(note 8)*	**9,641**	17,490
Retained earnings	**2,532,298**	2,250,816
	4,148,041	3,827,626
	$ **6,286,432**	$ 5,314,721

On behalf of the Board

(signed) "Walter Dawson" Director *(signed)* "Ben Anderson" Director

See accompanying notes

High Plains Energy Inc.
Consolidated Statements of Income and Retained Earnings
For the years ended December 31

	2004	2003 (Restated – note 3)
Revenue		
Petroleum and natural gas	$ 1,702,954	$ 1,759,851
Royalties	(246,327)	(228,794)
Other income	9,350	(7,249)
	1,465,977	1,523,808
Expenses		
Operating	262,629	380,976
General and administrative	738,550	475,438
Depletion and depreciation	384,646	386,551
Accretion	26,496	24,716
Foreign exchange (gain) loss	(53,413)	2,871
	1,358,908	1,270,552
Income before taxes	107,069	253,256
Income taxes *(note 9)*		
Current	4,185	19,344
Future	(178,598)	(88,841)
	(174,413)	(69,497)
Net income	281,482	322,753
Retained earnings, beginning of year, restated *(note 3)*	2,250,816	1,928,063
Retained earnings, end of year	$ 2,532,298	$ 2,250,816
Net income per share – basic and diluted *(note 8)*	$ 0.05	$ 0.06

See accompanying notes

High Plains Energy Inc.
Consolidated Statements of Cash Flows
For the years ended December 31

	2004	2003 (Restated –note3)
Operating		
Net income	$ 281,482	$ 322,753
Items not affecting cash:		
Depletion and depreciation	384,646	386,551
Accretion	26,496	24,716
Stock-based compensation expense	3,934	15,570
Unrealized foreign exchange (gain) loss	(44,790)	-
Future income taxes	(178,598)	(88,841)
	473,170	660,749
Changes in non-cash working capital *(note 10)*	274,320	-
	747,490	660,749
Financing		
Issuance of common shares	35,000	-
Repayment from director	-	17,376
	35,000	17,376
Investing		
Refundable drilling deposit	(1,616)	(2,550)
Expenditures on property and equipment	(1,290,301)	(477,479)
Changes in non-cash working capital *(note 10)*	387,818	(134,445)
	(904,099)	(614,474)
Increase (decrease) in cash	(121,609)	63,651
Cash, beginning of year	156,965	93,314
Cash, end of year	$ 35,356	$ 156,965

See accompanying notes

1. Nature of operations

High Plains Energy Inc. (the "Company") is engaged in the exploration for and production of petroleum and natural gas in Western Canada and the United States. The Company was incorporated under the laws of the Province of Alberta and is listed on the TSX Venture Exchange.

2. Summary of significant accounting policies

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries, Griffon Petroleum, Inc. and Northern Gas Marketing Inc. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates. Accordingly, actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) . Property and Equipment

(1) Capitalized costs

The Company follows the full cost method of accounting for exploration and development expenditures, wherein all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized in cost centers by country. Capitalized costs include lease acquisition costs, lease rentals on undeveloped properties, geological and geophysical activities, costs of drilling productive and non-productive wells and the cost of petroleum and natural gas equipment.

Proceeds from the disposition of petroleum and natural gas properties are applied to reduce the capitalized costs and no gain or loss is recognized on the disposal of petroleum and natural gas properties unless such disposition would alter the rate of depletion by 20 percent or more.

(2) Depletion and depreciation

Depletion and depreciation of petroleum and natural gas properties are calculated using the unit-of-production method based on total estimated gross proven petroleum and natural gas reserves, as determined by independent engineers. Relative volumes of petroleum and natural gas reserves and production are converted to a common measure on the basis of their relative energy content of six thousand cubic feet of natural gas to one barrel of oil. Other equipment is provided for on the straight-line basis at 20% per annum.

(3) Impairment test

In applying the full cost method, the Company calculates a ceiling test for each cost center whereby the carrying value of property and equipment is compared to the sum of the undiscounted cash flows expected to result from the future production of proved reserves and the sale of unproved properties. Cash flows are based on third party quoted forward prices, adjusted for transportation and quality. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment for the cost center by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the sale of unproved properties. A risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value would be recorded as a permanent impairment.

b) . **Asset retirement obligations**

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset. The fair value is determined through a review of engineering studies, industry guidelines, and management's estimate on a site by site basis. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statement of income. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the asset is amortized using the unit of production method based on estimated gross proven reserves as determined by independent engineers. Actual costs incurred upon settlement of the asset retirement obligations are charged against the asset retirement obligation to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the asset retirement obligations and the recorded liability is recognized as a gain or loss in the Company's statement of operations in the period in which the settlement occurs.

c) . **Joint operations**

A portion of the Company's exploration, development and production activities are conducted jointly with others and, accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

d) **Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The amounts recorded for depletion and depreciation of property and equipment and the provision for asset retirement costs and the ceiling test are based on estimates of gross proven reserves, production rates, oil and gas prices, future costs and other relevant assumptions. Stock-based compensation fair value calculations are based on estimates of dividend yield, forfeiture rate, volatility and risk-free rate. Estimates are reviewed regularly and changes in such estimates in future years could be significant. As adjustments become necessary, they are reported in earnings in the periods in which they become known.

e) **Revenue recognition**

Petroleum and natural gas revenues are recognized when title passes from the Corporation to its customers.

f) **Cash and cash equivalents**

Cash and cash equivalents include bank accounts, an operating line, and term deposits with maturities of less than three months.

g) **Future income taxes**

The Company follows the liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantively enacted. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

h) Foreign exchange

Monetary assets and liabilities of integrated foreign operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets, liabilities, and items affecting earnings are translated into Canadian dollars at rates of exchange in effect at the date of the transaction, except for depletion and amortization. Depletion and amortization are translated at the same rate as the related assets. Gains or losses arising from foreign currency translation are included in the determination of income.

i) Stock options

Under the Company's stock option plan, options to purchase common shares are granted to directors, officers and employees at current market prices. Options granted by the Company since January 1, 2003 are accounted for in accordance with the fair-value method of accounting for stock-based compensation, and as such the cost of the option is charged to earnings with an offsetting amount recorded to contributed surplus, based on an estimate of the fair value using a Black-Scholes option-pricing model. No compensation expense has been recorded on options issued in 2002 (see note 8).

j) Per share amounts

The treasury stock method of calculating per share amounts is used whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

3. Change in accounting policy

Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations for related long-term assets as a liability. Retirement costs equal to the present value of the retirement obligation are capitalized as part of the cost of property and equipment and amortized to expense through depletion over the life of the asset. The change in the liability due to the passage of time is measured by applying an interest method of allocation to the opening liability and is recognized as an increase in the carrying value of the liability and an expense. The expense is recorded as an operating item in the income statement, not as a component of interest expense. A change in the liability resulting from revisions to either the timing or the amount of the original estimate of undiscounted cash flows is recognized as an increase or decrease in the carrying amount of the liability, with an offsetting increase or decrease in the carrying amount of the associated asset. This standard was adopted retroactively January 1, 2004, and prior period comparative balances were restated.

The adoption of this standard had the following effects on the Company's consolidated financial statements:

	Previously reported $	Adjustment $	Restated $
As at December 31, 2003			
Property and equipment	3,847,418	399,740	4,247,158
Asset retirement obligations	193,177	410,207	603,384
Future income tax asset	425,000	25,249	450,249
Future income tax liability	361,000	(5,565)	355,435
Retained earnings	2,230,469	20,347	2,250,816
For the year ended December 31, 2003			
Depletion and depreciation	355,017	31,534	386,551
Site restoration provision	30,750	(30,750)	-
Accretion	-	24,716	24,716
Future tax provision	(58,300)	(30,541)	(88,841)
Retained earnings, beginning of year	1,912,757	15,306	1,928,063

4. Refundable drilling deposit

The refundable drilling deposit is with the State of Montana and bears interest at 1.87% (2003 – 2.00%)

5. Property and equipment

	December 31, 2004		
	Cost	Accumulated depletion and depreciation	Net
Petroleum and natural gas properties	$ 7,163,052	$ 2,002,294	$ 5,160,758
Office equipment	31,992	22,479	9,513
	$ 7,195,044	$ 2,024,773	$ 5,170,271

	December 31, 2003 Restated – note 3		
	Cost	Accumulated depletion and depreciation	Net
Petroleum and natural gas properties	$ 5,866,691	$ 1,628,646	$ 4,238,045
Office equipment	29,492	20,379	9,113
	$ 5,896,183	$ 1,649,025	$ 4,247,158

The Company did not capitalize any general and administrative costs during 2004 and 2003. No unproved properties were excluded from the depletion base in 2004 and 2003.

The Company applied the ceiling test to its capitalized assets at December 31, 2004 and determined that there was no impairment of costs requiring a write-down. For the purposes of the December 31, 2004 impairment test of property and equipment, the following prices based on price forecasts for the reference price of oil at Edmonton and gas postings at AECO, adjusted for quality and transportation costs, were used:

	2005	2006	2007	2008	2009	Thereafter
Natural gas ($/mcf)						
Canada	6.75	6.35	5.94	5.59	-	-
United States	6.71	6.50	6.24	5.98	5.70	+ 2.0%
Crude oil ($/bbl)						
Canada	46.08	44.06	41.72	38.67	36.55	+ 1.8%

6. Bank loan

The Company has a revolving operating line of credit of $2,500,000 with interest at prime plus 1.25% of which $88,788 was drawn at December 31, 2004 (2003 - $ nil).

The loan facilities are secured by an assignment of accounts receivable and a $5,000,000 debenture with a floating charge over all assets of the Company with a Negative Pledge and Undertaking to provide fixed charges on the Company's major producing petroleum properties at the request of the bank.

7. Asset retirement obligations

The Company retroactively adopted the new standard for accounting for asset retirement obligations on January 1, 2004 and accordingly the previous year's financial statements have been restated as in Note 3.

The following table presents the reconciliation of the carrying amount of the obligation associated with the retirement of the Company's property and equipment:

		December 31 2004		December 31 2003
Asset retirement obligations, beginning of year	$	603,384	$	578,668
Liabilities incurred		18,777		-
Accretion		26,496		24,716
Liabilities settled		-		-
Effect of foreign exchange conversion		(16,043)		-
Asset retirement obligations, end of year	$	632,614	$	603,384

The following significant assumptions were used to estimate the asset retirement obligation:

	December 31 2004	December 31 2003
Undiscounted cash flows	$ 980,500	$ 951,800
Risk-free discount rate, adjusted for inflation	4.25%	4.25%
Expected timing of cash flows	4 – 14.5 years	5 – 15 years

8. Share capital

a) Authorized

Unlimited number of Common voting shares

Unlimited number of First Preferred shares issuable in series

Unlimited number of Second Preferred shares issuable in series

b) Issued

	Number of Shares		Amount
Common shares			
Balance –December 31, 2002 and 2003	5,630,669	$	1,559,320
Stock options exercised – cash proceeds	100,000		35,000
Stock options exercised – contributed surplus	-		11,782
Balance – December 31, 2004	5,730,669		1,606,102
Contributed Surplus			
Balance – December 31, 2002		$	1,920
Stock-based compensation			15,570
Balance – December 31, 2003		$	17,490
Stock-based compensation			10,535
Cancellation of stock options			(6,602)
Exercise of stock options			(11,782)
Balance – December 31, 2004		$	9,641

c) Stock options

The Corporation has established a stock option plan for its directors, officers and key employees. Pursuant to this plan, the Corporation is authorized to reserve for issuance up to 10% of its common shares outstanding from time to time. Options expire five years from the date of grant and vest over periods as determined by the Board of Directors at the time of grant. Currently, the Company's policy is to issue options that vest equally over a three year period from the date of grant.

The fair value of the stock options was estimated for 2004 and 2003 using the Black-Scholes option pricing model with the following assumptions: zero dividend yield, no forfeiture rate, expected volatility of 96%, risk-free rate of 4.25% and expected life of five years. The Corporation has recognized the estimated value of $3,934 as stock-based compensation expense related to options for the year ended December 31, 2004. The weighted average grant date fair value was $0.15 per option in both years.

The following is a continuity of stock options outstanding for which shares have been reserved:

	December 31, 2004		December 31, 2003	
	Options	Weighted – Average Exercise Price $	Options	Weighted – Average Exercise Price $
Opening	360,000	0.32	160,000	0.33
Granted	-	-	250,000	0.35
Cancelled	(100,000)	0.35	(50,000)	(0.40)
Exercised	(100,000)	0.35	-	-
Closing	160,000	0.28	360,000	0.32

The following tables summarize information about stock options outstanding as at December 31, 2004:

Exercise Price $	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price $
0.20	50,000	0.2	50,000	0.20
0.30	60,000	1.2	60,000	0.30
0.35	50,000	3.5	50,000	0.35
	160,000	1.6	160,000	0.28

d) Per share amounts

Per common share calculations are based on the following weighted average number of common shares outstanding during the period:

	Year ended December 31	
	2004	2003
Basic	**5,666,188**	5,630,669
Diluted	**5,738,688**	5,662,041

9. Income taxes

Income tax expense differs from what would be expected by applying the effective income tax rate of 39.62% (2003 - 40.62%) to Canadian income and 36.30% (2003 - 36.30%) to United States income. The difference results from the following:

	2004			2003
	Canada	United States	Total	Total
				(Restated – note 3)
Expected income tax provision	$ (66,642)	$ 99,924	$ 33,282	$ 101,845
Increase (decrease) income tax provision:				
Change in tax rates	26,253		26,253	39,840
Reduction due to graduated rates		(11,708)	(11,708)	(11,258)
Statutory depletion		(13,187)	(13,187)	(51,193)
Decrease in valuation allowance	(232,303)		(232,303)	(117,409)
Asset retirement obligation				(30,541)
Other	22,666	584	23,250	(781)
	$ (250,026)	$ 75,613	$ (174,413)	$ (69,497)

The significant components of the Company's future income tax asset related to Canadian operations are as follows:

	2004	2003
		(Restated – note 3)
Tax basis of property and equipment in excess of carrying value	$ 549,444	$ 623,000
Asset retirement obligation	147,006	53,249
Share issue costs	3,825	6,000
	700,275	682,249
Valuation allowance	-	(232,000)
	$ 700,275	$ 450,249

The valuation allowance relates to successor oil and gas tax pools which were not expected to be fully utilized based on previous estimates. As a result of increased reserves attributed to these pools, the valuation allowance has been reversed in 2004.

The significant components of the Company's future income tax liability related to United States operations are as follows:

	2004	2003
		(Restated - note 3)
Carrying value of property and equipment in excess of tax basis	$ 425,240	$ 392,000
Asset retirement obligation	(28,442)	(36,565)
	$ 396,798	$ 355,435

10. Changes in non-cash working capital

	Year ended December 31	
	2004	2003
Accounts receivable	$ 73,344	$ (74,915)
Prepaid expenses	8,091	(87,786)
Accounts payable and accrued liabilities	596,354	10,418
Income taxes payable	(15,651)	17,838
	$ 662,138	$ (134,445)

The change in non-cash working capital has been allocated to the following activities:

	Year ended December 31	
	2004	2003
Operating	$ 274,320	$ -
Investing	387,818	(134,445)
	$ 662,138	$ (134,445)

11. Related parties

During the year ended December 31, 2004, the Company was charged $238,235 (2003 - $55,187) by directors and officers for administrative and consulting services. These amounts are recorded at the exchange amounts agreed to by the related parties.

12. Segmented disclosure

	Year ended December 31, 2004		
	Canada	United States	Total
Petroleum and natural gas revenue	$ 727,737	$ 975,217	$ 1,702,954
Royalties	(105,342)	(140,985)	(246,327)
Other income	6,912	2,438	9,350
Operating and general and administrative expense	(596,487)	(404,692)	(1,001,179)
Depletion, depreciation and accretion	(201,023)	(210,119)	(411,142)
Foreign exchange gain	-	53,413	53,413
Income tax (expense) recovery	250,026	(75,613)	174,413
Net income (loss)	81,823	199,659	281,482
Earnings (loss) per share: Basic and diluted	0.01	0.04	0.05
Total assets	3,092,815	3,193,617	6,286,432
Long term liabilities	420,016	609,396	1,029,412
Expenditures on petroleum and natural gas properties and equipment	809,014	481,287	1,290,301

	Year ended December 31, 2003 (Restated – note 3)		
	Canada	United States	Total
Petroleum and natural gas revenue	$ 535,067	$ 1,224,784	$ 1,759,851
Royalties	(54,232)	(174,562)	(228,794)
Other income	1,119	(8,368)	(7,249)
Operating and general and administrative expense	(404,229)	(452,185)	(856,414)
Depletion, depreciation and accretion	(62,214)	(349,053)	(411,267)
Foreign exchange loss	-	(2,871)	(2,871)
Income tax (expense) recovery	99,976	(30,479)	69,497
Net income (loss)	115,487	207,266	322,753
Earnings (loss) per share:			
Basic and diluted	0.02	0.04	0.06
Total assets	3,079,212	2,235,508	5,314,721
Long term liabilities	396,990	561,829	958,819
Expenditures on petroleum and natural gas properties and equipment	133,544	343,935	477,479

13. Financial instruments

a) Fair values of financial assets and liabilities

Financial instruments of the Company consist mainly of cash, accounts receivable, deposits, bank loan and accounts payable and accrued liabilities. As at December 31, 2004 and 2003 there are no significant differences between the carrying amounts reported on the balance sheet and their estimated fair values.

b) Credit risk

The majority of the Company's accounts receivable are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these customers, and therefore, the collection of accounts receivables may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.

c) Exchange rate risk

The Company is subject to exchange rate risk as a portion of its working capital is denominated in U.S. dollars.

d) Interest rate risk

The Company is subject to a floating interest rate on its credit facilities.

e) Commodity price risk

The nature of the Company's operations results in exposure to fluctuation in commodity prices.

At December 31, 2004 the Company has no forward contracts outstanding or any derivative instruments related to exchange rates, interest rates or commodity prices.

14. Comparative figures

The financial statements have been reclassified, where applicable, to conform to the presentation used in the current year. The changes do not affect prior years' earnings.

15. Subsequent events

(a) During the period between January 11 and February 9, 2005, Perfco Investments Ltd. acquired 930,500 common shares of the Company at an average price of $0.60 per share, representing approximately 16.24% of the outstanding common shares at December 31, 2004. Four of the five board members resigned in their capacities as directors and officers of the Company and four new board members were appointed.

(b) In the first quarter of 2005, 470,000 stock options were granted by the Company to directors and officers at exercise prices of $0.60 and $0.70 per share. The options vest one third per year on the anniversary date of grant and expire five years from the date of grant. In addition, the board of directors approved the issuance of 102,785 common shares at a deemed issue price of $0.70 per share to departing directors and officers in consideration of 2004 and 2005 past service. At December 31, 2004, $60,000 of this liability is included in general and administrative expense for services provided in 2004.

(c) On April 14, 2005, the Company closed a private placement of 4,000,000 units at an issue price of $0.60 per unit for gross proceeds of $2,400,000. Each unit consists of one common share and one common share purchase warrant which allows for the purchase of one common share at a price of $0.70 per common share for a period of two years.



KENWAY
MACK
SLUSARCHUK
STEWART LLP
Chartered Accountants
www.kmss.ca

High Plains Energy Inc.

Consolidated Financial Statements

December 31, 2003 and 2002

Auditors' Report

To: The Shareholders of
High Plains Energy Inc.

We have audited the consolidated balance sheets of **High Plains Energy Inc.** as at **December 31, 2003 and 2002** and the consolidated statements of income, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Kenway Mack Slusarchuk Stewart LLP

March 29, 2004 Chartered Accountant

220, 333 - 11 Avenue S.W.
Calgary, Alberta T2R 1L9
Telephone: (403) 233-7750
Fax: (403) 266-5267



High Plains Energy Inc.
Consolidated Balance Sheets

As at December 31,	2003	2002
		(restated - note 2)
Assets		
Current assets		
Cash and cash equivalents *(note 5)*	$ 156,965	$ 93,314
Accounts receivable	288,539	213,624
Prepaid expenses	87,786	-
Due from director	-	17,376
	533,290	324,314
Refundable drilling deposit *(note 6)*	84,024	81,474
Future income taxes *(note 10)*	425,000	350,000
Petroleum and natural gas properties and equipment *(note 7)*	3,847,418	3,724,956
	$ 4,889,732	$ 4,480,744
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 510,438	$ 500,020
Income taxes payable	17,838	-
	528,276	500,020
Provision for future site restoration	193,177	162,427
Future income taxes *(note 10)*	361,000	344,300
	1,082,453	1,006,747
Shareholders' equity		
Share capital *(note 9)*	1,559,320	1,559,320
Contributed surplus	17,490	1,920
Retained earnings	2,230,469	1,912,757
	3,807,279	3,473,997
	$ 4,889,732	$ 4,480,744

Approved on behalf of the Board

_______________________ Director _______________________ Director

See accompanying notes

High Plains Energy Inc.

Consolidated Statements of Income

Years ended December 31,	2003	2002
Revenue		
Petroleum and natural gas	$ 1,759,851	$ 1,200,204
Royalties	(228,794)	(134,884)
	1,531,057	1,065,320
Expenses		
General and administrative	482,687	360,829
Operating	380,975	335,202
Depletion, depreciation and site restoration	251,330	190,280
Reduction in value of processing facilities *(note 8)*	134,437	-
Loss (gain) on foreign exchange	2,872	(47,666)
	1,252,301	838,645
Income before income taxes	278,756	226,675
Income taxes (recovery) *(note 10)*		
Current	19,344	(2,421)
Future	(58,300)	134,000
	(38,956)	131,579
Net income for the year	$ 317,712	$ 95,096
Basic earnings per share	$ 0.06	$ 0.02
Diluted earnings per share	$ 0.06	$ 0.02
Basic weighted average number of shares outstanding	5,630,669	5,374,779
Diluted weighted average number of shares outstanding	5,662,041	5,676,198

See accompanying notes

High Plains Energy Inc.

Consolidated Statements of Retained Earnings

Years ended December 31,	2003	2002
		(restated - note 2)
Retained earnings, beginning of year		
As previously stated	$ 2,182,057	$ 2,086,961
Prior period adjustment *(note 2)*	(269,300)	(269,300)
As restated	1,912,757	1,817,661
Net income	317,712	95,096
Retained earnings, end of year	$ 2,230,469	$ 1,912,757

See accompanying notes

High Plains Energy Inc.
Consolidated Statements of Cash Flows

Years ended December 31,	2003	2002
Operating activities		
Net income for the year	$ 317,712	$ 95,096
Items not affecting cash:		
Depletion, depreciation and site restoration	251,330	190,280
Reduction in value of processing facilities *(note 8)*	134,437	-
Future income taxes	(58,300)	134,000
Stock-based compensation expense	15,570	-
	660,749	419,376
Change in non-cash working capital related to operations *(note 13)*	-	83,979
	660,749	503,355
Investing activities		
Refundable drilling deposit	(2,550)	(4,135)
Expenditures on petroleum and natural gas properties and equipment	(477,480)	(871,891)
Changes in non-cash working capital related to investing *(note 13)*	(134,444)	(654,960)
	(614,474)	(1,530,986)
Financing activities		
Due from (to) director	17,376	(49,232)
Proceeds on exercise of stock options	-	82,500
	17,376	33,268
Increase (decrease) in cash and cash equivalents	63,651	(994,363)
Cash and cash equivalents, beginning of year	93,314	1,087,677
Cash and cash equivalents, end of year	$ 156,965	$ 93,314
Cash and cash equivalents consists of:		
Cash	$ 156,965	$ 211,634
Operating line	-	(118,320)
	$ 156,965	$ 93,314

See accompanying notes

1. Nature of operations

High Plains Energy Inc. (the "Company") is engaged in the exploration for and production of petroleum and natural gas predominately in Western Canada and the United States. The Company was incorporated under the laws of the Province of Alberta and is listed on the TSX Venture Exchange.

2. Prior period adjustment

In completing the accounting for the fiscal year ended December 31, 2003, it was determined that the total tax basis of assets in the United States was not correct. The prior periods presented have been retroactively restated to reflect an increase in the future income tax liability as at January 1, 2002 of $269,300, and a corresponding decrease in retained earnings of the same amount. There was no effect on income for the years presented.

3. Change in accounting policy

Stock based compensation

Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation. As permitted by this new pronouncement, the Company prospectively adopted the fair value method of accounting for stock options granted to employees and directors. Stock-based compensation is recorded in the consolidated statements of income as a separate expense for all options granted on or after January 1, 2003, with a corresponding increase in equity recorded as contributed surplus. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital.

The Company has not incorporated an estimated forfeiture rate for stock options that will not vest, rather, the Company accounts for forfeitures as they occur. In the event that vested options expire without being exercised, previously recognized compensation expense associated with such stock options is not reversed.

Compensation expense for options granted during 2003 is based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option. The Company recognized $15,570 as compensation expense for options granted during 2003 (see note 9 for further details).

4. Summary of significant accounting policies

(a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Griffon Petroleum Inc. and Northern Gas Marketing Inc. The subsidiary companies are incorporated in the United States.

---

4. Summary of significant accounting policies (continued)

(b) Petroleum and natural gas properties and equipment

Capitalized costs

The Company follows the full cost method of accounting for exploration and development expenditures, wherein all costs related to the acquisition, exploration for and development of petroleum and natural gas reserves are capitalized in cost centers by country. Capitalized costs include lease acquisition costs, geological and geophysical activities, and costs of drilling productive and non-productive wells and the cost of petroleum and natural gas equipment.

Proceeds from the disposition of petroleum and natural gas properties and equipment are applied to reduce the capitalized costs and no gain or loss is recognized on the disposal of petroleum and natural gas properties and equipment unless such disposition would alter the rate of depletion by 20% or more.

Depletion

Depletion of petroleum and natural gas properties and depreciation of well equipment are calculated using the unit-of-production method based on total estimated proven petroleum and natural gas reserves, before royalties, together with estimated future capital costs associated with proven reserves, as determined by the Company and independent engineers. Relative volumes of petroleum and natural gas reserves and production are converted to a common measure on the basis of their relative energy content of six thousand cubic feet of natural gas to one barrel of oil. Other equipment is provided for on the straight-line basis at 20% per annum.

Impairment test

In applying the full cost method, the Company calculates a ceiling test for each cost center whereby the carrying value of petroleum and natural gas properties and equipment is compared at each reporting period to the sum of the undiscounted cash flows expected to result from the future production of proved reserves and the sale of unproved properties. Cash flows are estimated using third party quoted forward prices, adjusted for transportation and quality, less estimated costs directly associated with the development, production and sale of reserves. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment for the cost center by comparing the carrying amounts of petroleum and natural gas properties and equipment to an amount equal to the estimated net present value of future cash flows from proved plus a portion of probable reserves and the sale of unproved properties. A risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying amount would be recorded as a permanent impairment.

4. Summary of significant accounting policies (continued)

(c) Site restoration and abandonment

The estimated cost of site restoration and abandonment of petroleum and natural gas properties is based on the current cost, net of salvage values, and the anticipated method and extent of site restoration in accordance with existing legislation and industry practice. Estimated future site restoration and abandonment costs are accrued on the unit-of-production basis based on gross proven reserves, until the value of the total value of estimated site restoration for the Company is reached. Future site restoration and abandonment expenditures are charged to the accumulated provision as incurred.

(d) Joint operations

A portion of the Company's exploration, development and production activities are conducted jointly with others and, accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The amounts recorded for depletion and depreciation of petroleum and natural gas properties and equipment, the provision for site restoration and abandonment and the ceiling test calculation are based on estimates of gross proven reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. These estimates are reviewed regularly and changes in such estimates in future years could be significant. As adjustments become necessary, they are reported in earnings in the periods in which they become known.

(f) Revenue recognition

Petroleum and natural gas revenues are recognized when title passes from the Company to its customers.

(g) Cash and cash equivalents

Cash and cash equivalents include bank accounts, an operating line, and term deposits with maturities of less than three months.

---

4. Summary of significant accounting policies (continued)

(h) Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantively enacted. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(i) Foreign exchange

Monetary assets and liabilities of integrated foreign operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets, liabilities, and items affecting earnings are translated into Canadian dollars at rates of exchange in effect at the date of the transaction, except for depletion and amortization. Depletion and amortization are translated at the same rate as the related assets. Gains or losses arising from foreign currency translation are included in the determination of income.

(j) Stock-based compensation

Under the Company's stock option plan, options to purchase common shares are granted to directors, officers and employees at current market prices. Options granted by the Company in 2003 are accounted for in accordance with the fair-value method of accounting for stock-based compensation, and as such the cost of the option is charged to earnings with an offsetting amount recorded to contributed surplus, based on an estimate of the fair value using a Black-Scholes option-pricing model.

(k) Earnings per share

Per share information is calculated using the weighted average number of common shares outstanding during the fiscal year. The treasury stock method of calculating diluted per share amounts is used whereby any proceeds from the exercise of "in-the-money" stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

5. Cash and cash equivalents

Credit facilities in place with a Canadian bank include a revolving operating line of credit authorized to a maximum of $1,750,000, with interest at bank prime plus 1.25%, and a non-revolving demand loan authorized to a maximum of $500,000 with interest at bank prime plus 1.75%. No amounts are outstanding at December 31, 2003 on these facilities. The loans are secured by an assignment of accounts receivable and a $5,000,000 debenture with a floating charge over all assets of the Company with a Negative Pledge and Undertaking to provide fixed charges on the Company's major producing petroleum properties at the request of the bank.

In the prior year, an operating line of credit was authorized with a US bank bearing interest at not less than 4.5% and not greater than 10%. At December 31, 2002, $118,320 bearing interest at 7.5% was outstanding.

6. Refundable drilling deposit

The refundable drilling deposit is with the State of Montana and bears interest at 2.00% (2002 – 3.35%).

7. Petroleum and natural gas properties and equipment

	2003			2002
	Cost	Accumulated Depletion	Net	Net
Petroleum and natural gas properties	$ 4,615,019	$ 1,251,649	$ 3,363,370	$ 3,124,712
Well equipment	708,361	233,426	474,935	596,632
Office furniture and equipment	29,492	20,379	9,113	3,612
	$ 5,352,872	$ 1,505,454	$ 3,847,418	$ 3,724,956

As at December 31, 2003, the estimated unrecorded future site restoration costs to be recognized over the remaining proven reserves are approximately $472,000 (2002 - $705,000) of which $30,749 (2002 – $25,851) has been included in depletion, depreciation and site provision.

In conducting the ceiling test as at December 31, 2003, the Company's estimated future cash flows from proven reserves exceeded the carrying value of the related petroleum and natural gas properties and equipment using the following future commodity price assumptions, adjusted for quality and estimated transportation costs pertaining to the following:

Natural Gas	– Canada	– spot natural gas postings at AECO
	– United States	– spot natural gas postings at AECO
Crude Oil	– Canada	– crude oil refinery postings at Edmonton par

7. Petroleum and natural gas properties and equipment (continued)

	2004	2005	2006	2007	2008	% Change Thereafter
Natural gas ($/mcf)						
Canada	6.13	5.39	4.64	4.68	-	-
United States	6.10	5.41	4.93	4.96	5.02	+ 1.6%
Crude oil ($/bbl)						
Canada	32.08	29.27	28.17	27.61	28.20	+ 2.7%

During the years ended December 31, 2003 and 2002, the Company has capitalized no interest and no general and administrative costs.

At December 31, 2003 and 2002, the Company has not excluded any unproved properties from the depletion base.

8. Impairment

The carrying value of processing facilities, constructed in 2002 to process gas from one of the Company's United States properties, has been reduced to its estimated salvage value of $37,812. The carrying value of the facilities was reduced as the related oil and gas properties at December 31, 2003 have not been proven to be capable of economic production and have not been assigned any oil and gas reserves. The reduction in the carrying value of the facilities of $134,437 is described as reduction in value of processing facilities on the statement of income.

9. Share capital

Authorized
Unlimited number of Common voting shares
Unlimited number of First Preferred shares issuable in series
Unlimited number of Second Preferred shares issuable in series

Issued – Common Shares	Number	Amount
Balance December 31, 2001	5,280,669	$ 1,476,820
Issued on exercise of stock options	350,000	82,500
Balance December 31, 2002 and 2003	5,630,669	$ 1,559,320

9. Share capital (continued)

Stock options

A Stock Option Plan has been established for the benefit of directors, officers and key employees. Under the plan, the terms, conditions and limitations are determined at the discretion of the Board of Directors. The exercise price cannot be less than the fair market value of the common shares less the maximum discount permitted by the stock exchanges upon which the Common shares are listed. The options expire five years from the date of grant. Presently, the Company's policy is to issue options that vest equally over a three year period from the date of grant. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Company from time to time.

As discussed in note 3, the Company calculated the value of stock-based compensation using a Black-Scholes option pricing model to estimate the fair value of stock options at the date of grant. The estimated fair value of options is amortized to expense over the options' vesting periods. For stock options granted in 2003, $15,570 has been charged to income. No stock options were granted during 2002.

During 2003, 250,000 options were granted to officers and directors of which 150,000 options are exercisable on the first anniversary of the date of grant and 50,000 options are exercisable on each of the second and third anniversaries.

The assumptions made for the options granted during 2003 include a volatility factor of expected market price of 96%, a weighted average risk-free interest rate of 4.25%, no dividend yield and a weighted average expected life of options of five years. The weighted average grant date fair value was $0.15 per share.

A summary of the status of the stock option plan as of December 31, 2003 and 2002, and changes during the years then ended, is presented below:

	2003		2002	
	Number of Shares	Weighted Average Exercise Price ($)	Number of Shares	Weighted Average Exercise Price ($)
Outstanding, beginning of year	160,000	0.33	510,000	0.27
Granted	250,000	0.35	-	
Cancelled	(50,000)	0.40	-	
Exercised	-		(350,000)	0.24
Outstanding, end of year	360,000	0.32	160,000	0.33
Exercisable, end of year	110,000	0.25	160,000	0.33

9. Share capital (continued)

The following table summarizes information about stock options outstanding at December 31, 2003:

Exercise Price $	Number of Shares Outstanding	Weighted Average Remaining Life (Years)	Number of Shares Exercisable
0.20	50,000	1.2	50,000
0.30	60,000	2.2	60,000
0.35	250,000	4.5	-
	360,000		110,000

The following table summarizes information about stock options outstanding at December 31, 2002:

Exercise Price $	Number of Shares Outstanding	Weighted Average Remaining Life (Years)	Number of Shares Exercisable
0.20	50,000	2.2	50,000
0.30	60,000	3.2	60,000
0.40	50,000	3.4	50,000
	160,000		160,000

10. Income taxes

Income tax expense differs from what would be expected by applying the effective income tax rate of 40.62% to Canadian income and 36.30% to United States income. The difference results from the following:

	2003			2002
	Canada	United States	Total	Total
Expected income tax provision	$ 6,301	$ 95,544	$ 101,845	$ 84,435
Increase (decrease) income tax provision:				
Change in tax rates	36,889	2,951	39,840	25,000
Reduction due to graduated rates		(11,258)	(11,258)	(9,863)
Statutory depletion	-	(51,193)	(51,193)	(1,366)
Decrease in valuation allowance	(117,409)	-	(117,409)	-
Previously unrecognized future tax liabilities	-	-	-	25,000
Other	(781)	-	(781)	8,373
	$ (75,000)	$ 36,044	$ (38,956)	$ 131,579

10. Income taxes (continued)

The significant components of the Company's future income tax asset related to Canadian operations are as follows:

	2003	2002
Tax basis of property and equipment in excess of carrying value	$ 623,000	$ 711,000
Future site restoration	28,000	26,000
Share issue costs	6,000	4,000
	657,000	741,000
Valuation allowance	(232,000)	(391,000)
	$ 425,000	$ 350,000

The valuation allowance relates to successor petroleum and natural gas tax pools which management estimates will not be utilized. In 2003, the Company has estimated a higher utilization of the successor petroleum and natural gas tax pools resulting in an increase to the future income tax asset and a corresponding benefit included in the future income tax provision amounting to $117,409.

The significant components of the Company's future income tax liability related to United States operations are as follows:

	2003	2002 (restated – note 2)
Carrying value of property and equipment in excess of tax basis	$ 392,000	$ 376,300
Future site restoration	(31,000)	(32,000)
	$ 361,000	$ 344,300

11. Segmented disclosures

The Company has two reportable geographic segments, the Canadian operations and the United States operations.

			2003
	Canada	United States	Total
Petroleum and natural gas revenue	$ 535,067	$ 1,224,784	$ 1,759,851
Royalties	(54,232)	(174,562)	(228,794)
Interest and other	1,119	(8,368)	(7,249)
Operating and general and administrative expense	(404,228)	(452,185)	(856,413)
Depletion, depreciation and site restoration	(62,214)	(189,116)	(251,330)
Reduction in value of processing plant	-	(134,437)	(134,437)
Foreign exchange loss	-	(2,872)	(2,872)
Income taxes	75,000	(36,044)	38,956
	$ 90,512	$ 227,200	$ 317,712
Identifiable assets	$ 1,976,094	$ 2,913,638	$ 4,889,732
Expenditures on petroleum and natural gas properties and equipment	$ 133,544	$ 343,936	$ 477,480

			2002
	Canada	United States	Total
Petroleum and natural gas revenue	$ 432,829	$ 767,375	$ 1,200,204
Royalties	(23,549)	(111,335)	(134,884)
Interest and other	(20,286)	7,124	(13,162)
Operating and general and administrative expense	(291,462)	(391,407)	(682,869)
Depletion, depreciation and site restoration	(21,202)	(169,078)	(190,280)
Foreign exchange gain	-	47,666	47,666
Income taxes (recovery)	(59,000)	(72,579)	(131,579)
	$ 17,330	$ 77,766	$ 95,096
Identifiable assets	$ 1,876,840	$ 2,603,904	$ 4,480,744
Expenditures on petroleum and natural gas properties and equipment	$ 77,965	$ 793,926	$ 871,891

12. Financial instruments

Fair value

The Company's carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximates their fair values due to the immediate or short-term maturity of these instruments.

Credit risk

The Company is exposed to credit risks on the accounts receivable with customers and joint venture partners in the petroleum and natural gas industry. The Company sells its production through a combination of marketing companies and joint venture operators under normal industry sale and payment terms.

Exchange rate risk

The Company is subject to exchange rate risk as a portion of its working capital is denominated in U.S. dollars.

Interest rate risk

The Company is subject to a floating interest rate on its credit facilities.

Commodity price risk

The nature of the Company's operations results in exposure to fluctuation in commodity prices.

At December 31, 2003 the Company has no forward contracts outstanding or any financial instruments related to exchange rates, interest rates or commodity prices.

13. Change in non-cash working capital

	2003	2002
Accounts receivable	$ (74,914)	$ 87,008
Prepaid deposits	(87,786)	-
Accounts payable and accrued liabilities	28,256	(657,989)
	(134,444)	(570,981)
Less amounts related to investing activities	(134,444)	(654,960)
Non-cash working capital related to operating activities	$ -	$ 83,979

14. Comparative figures

The financial statements have been reclassified, where applicable, to conform to the presentation used in the current year. The changes do not affect prior year's earnings.

APPENDIX "C"

AUDITED FINANCIAL STATEMENTS OF POWERMAX AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2004, DECEMBER 31, 2003 AND DECEMBER 31, 2002 AND UNAUDITED INTERIM FINANCIAL STATEMENTS OF POWERMAX AS AT AND FOR THE QUARTER ENDED MARCH 31, 2005

POWERMAX ENERGY INC.

BALANCE SHEETS

(unaudited)

	March 31, 2005 $	December 31, 2004 $
ASSETS		
CURRENT		
Loan receivable (note 3)	850,000	850,000
Accounts receivable	1,635,805	1,287,779
Prepaid expenses and deposits	43,977	60,553
	2,529,782	2,198,332
CAPITAL ASSETS (note 4)	4,138,807	4,019,815
	6,668,589	6,218,147
LIABILITIES		
CURRENT		
Bank indebtedness	125,870	35,281
Bank credit facility (note 5)	1,325,000	350,000
Accounts payable and accrued liabilities	1,343,954	2,173,726
	2,794,824	2,559,007
FUTURE INCOME TAXES (note 7)	125,877	70,009
ASSET RETIREMENT OBLIGATION (note 6)	897,981	887,981
	3,818,682	3,516,997
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (notes 8 and 9)	2,548,906	2,548,906
CONTRIBUTED SURPLUS	287,304	242,304
RETAINED EARNINGS (DEFICIT)	13,697	(90,060)
	2,849,907	2,701,150
	$ 6,668,589	$ 6,218,147

APPROVED ON BEHALF OF THE BOARD:

"*Johannes Kingma*", Director
"*David Pinkman*", Director

POWERMAX ENERGY INC.

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

THREE MONTHS ENDED MARCH 31 *(unaudited)*	2005	2004
REVENUES		
Petroleum and natural gas sales	$ 1,204,606	$ 785,261
Royalties, net of Alberta Royalty Tax Credits	(138,416)	(80,564)
Gain on sale of marketable securities	55,731	-
Interest	14,572	-
	1,136,493	704,697
EXPENSES		
Operating and transportation costs	444,947	206,000
Depletion, depreciation and accretion	315,944	269,764
General and administrative	201,709	123,786
Interest	14,268	23,539
	976,868	623,089
Earnings before income taxes	159,625	81,608
PROVISION FOR INCOME TAXES		
Current	-	-
Future	55,868	-
	55,868	-
NET EARNINGS	103,757	81,608
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	(90,060)	372,577
RETAINED EARNINGS, END OF PERIOD	$ 13,697	$ 454,185
Earnings per share - Basic and diluted	$ 0.01	$ 0.01

POWERMAX ENERGY INC.

STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31 *(unaudited)*	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 103,757	$ 81,608
Items not affecting cash		
Depletion, depreciation and accretion	315,944	269,764
Future income taxes	55,868	-
Stock-based compensation	45,000	4,165
	520,569	355,537
Changes in non-cash working capital balances	(795,234)	(259,555)
Cash flows from operating activities	(274,665)	95,982
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	(424,936)	(966,892)
Changes in non-cash working capital balances	(365,988)	(139,117)
Cash flows used in investing activities	(790,924)	(1,106,009)
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank credit facility	975,000	950,000
Issuance of shares, net of issue costs	-	3,000
Cash flows from financing activities	975,000	953,000
NET (INCREASE) IN BANK INDEBTEDNESS	(90,589)	(57,027)
BANK INDEBTEDNESS, beginning of period	(35,281)	(43,776)
BANK INDEBTEDNESS, end of period	$ (125,870)	$ (100,803)

SUPPLEMENTARY INFORMATION

Cash interest paid	$ 14,268	23,539
Cash income taxes paid	-	-

POWERMAX ENERGY INC.

NOTES TO THE FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005 AND 2004

GENERAL

Powermax Energy Inc. ("Powermax" or the "Company") was incorporated under the Business Corporations Act (Alberta) on February 18, 1998. The Company's principal business is exploration for and production of petroleum and natural gas reserves in Western Canada.

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") within the framework of the significant policies summarized below:

(a) Bank indebtedness

Bank indebtedness consists of outstanding cheques issued in excess of funds held on deposit.

(b) Petroleum and natural gas properties and equipment

The Company follows the full cost method of accounting for petroleum and natural gas properties and equipment whereby all costs of exploring for and developing petroleum and natural gas properties and related reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses and costs of drilling and completion of both productive and non-productive wells and overhead charges directly related to acquisition, exploration and development activities. Proceeds from the disposition of properties are normally deducted from the capitalized costs without recognition of gain or loss, unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

Depletion and depreciation of petroleum and natural gas properties is computed using the unit-of-production method based on estimates of proven recoverable reserves before royalties. Petroleum and natural gas reserves and production are converted into equivalent units based upon relative energy content. The costs of undeveloped properties are not depleted until they are evaluated or impaired, at which point they are included in the depletable base.

The Company applies a ceiling test to ensure that the net costs capitalized do not exceed the undiscounted estimated future net revenues from the production of proven recoverable reserves plus the cost of undeveloped lands, less impairment. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the sale of unproved properties. A risk-free interest rate is used to arrive at the net present value of the future cash flows. Undeveloped properties are evaluated separately for impairment based on management's assessment of future prospects.

(c) Interest in joint ventures

Substantially all of the Company's oil and gas exploration and development activities are conducted jointly with others and accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Furniture and office equipment

Furniture and office equipment are recorded at cost upon acquisition. Depreciation is provided using the declining balance-basis at the following annual rates:

Furniture	20%
Office equipment	30%

(e) Asset retirement obligation

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying asset.

(f) Per share amounts

Basic per share amounts are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the reporting period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares, including stock options, were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(g) Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The estimated cost of the renounced tax deductions are reflected in share capital and future income taxes when the tax deductions are renounced.

(h) Income taxes

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if realization is uncertain.

(i) Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 8. The Company's stock-based compensation plan for employees does not involve the direct award of stock, or call for the settlement in cash or other assets. The Company accounts for employee stock options based on fair values, and accordingly, compensation costs are recognized in the financial statements over the vesting period of the options, with a corresponding credit to contributed surplus. Any consideration paid by employees on exercise of stock options or purchase of stock, along with amounts previously included in contributed

1. **SIGNIFICANT ACCOUNTING POLICIES (continued)**

surplus, is credited to share capital.

(j) Revenue recognition

Revenue from the sale of petroleum and natural gas are recorded when commodities are delivered to purchasers. Transportation costs are presented separately as an expense.

(k) Measurement uncertainty

The amount recorded for amortization and depletion of the petroleum and natural gas properties and the provision for site restoration are based on estimates of reserves and future costs. The ceiling test calculation is based on estimates of proven reserves, production rates, petroleum and natural gas prices, future costs, and other applicable factors. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements in future years could be material.

2. **CHANGES IN ACCOUNTING POLICIES**

(a) Asset retirement obligations

Effective January 1, 2004, the Company retroactively adopted, with restatement of prior periods, the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations". Previously, the Company recognized a provision for future site restoration and abandonment based on the unit-of-production method over the estimated reserve life.

(b) Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Effective March 19, 2004, the Company prospectively adopted EIC 146, "Flow-Through Shares", whereby the future income tax liability is recorded when the expenditures are renounced to the subscribers. Previously, the future income tax liability was recorded and share capital reduced at the time the qualifying expenditures were incurred.

(c) Stock-based compensation

Effective January 1, 2004, the Company adopted the fair value method of accounting for employee stock options, on a retroactive basis, without restatement of prior periods. The Company previously measured employee stock option compensation cost based on the intrinsic value of the award at the date of issuance. As the exercise price and the market price were the same at the grant date, no compensation cost was recognized on any option issuance based on intrinsic values. The Company previously disclosed pro forma net earnings and earnings per share for awards made under the plan subsequent to January 1, 2002.

As a result of the adoption of the new policy, the Company has recorded a charge to retained earnings of

$22,598 as at January 1, 2004 to reflect the accumulated stock option expense awards made to employees under the plan subsequent to January 1, 2002, and recorded stock-based compensation expense of $38,370 in 2004 and $45,000 in 2005 as general and administrative expenses. The estimated fair value of the options issued has been determined using the Black-Scholes option-pricing model.

2. CHANGES IN ACCOUNTING POLICIES (continued)

(d) Ceiling test

Effective January 1, 2004, the Company adopted Accounting Guideline 16 "Oil and Gas Accounting - Full Cost" ("AcG-16") which modifies how the ceiling test is performed, based on a two-stage process. The first stage requires the carrying amount of each cost centre to be tested for recoverability using undiscounted future cash flows from proved reserves based on management's best estimate of forward indexed prices. When the carrying amount of a cost centre is not recoverable, the second stage measures impairment whereby the cost centre would be written down to its fair value, calculated based on discounted future cash flows from proved plus probable reserves. The fair value is estimated using accepted present value techniques based on a risk-free discount rate, which incorporates risks and other uncertainties when determining expected cash flows.

(e) Oil and gas transportation

Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100, which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net earnings or net earnings per share for either year.

3. LOAN RECEIVABLE

Pursuant to a loan agreement dated December 10, 2004, the Company agreed to provide financial assistance to an unrelated industry partner to acquire all of the issued and outstanding common shares of an unrelated private oil and gas production company. The loan was secured by the grant of a charge on the assets of the industry partner, and also provided that the Company could directly seize the assets of the acquired company in the event of a failure to pay. In accordance with the terms of the loan agreement and subsequent Settlement Agreement, the loan was repaid on April 29, 2005.

4. CAPITAL ASSETS

				March 31, 2005		
		Cost		Accumulated Depletion and Depreciation		Net Book Value
Petroleum and natural gas properties and equipment	$	9,823,941	$	(5,694,003)	$	4,129,938
Furniture and office equipment		25,354		(16,486)		8,868
	$	9,849,295	$	(5,710,489)	$	4,138,806

POWERMAX ENERGY INC.

NOTES TO THE FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005 AND 2004

4. CAPITAL ASSETS (continued)

At March 31, 2005, $63,658 (2003 - $147,467) of undeveloped property costs have been excluded from the depletion calculations.

5. BANK CREDIT FACILITY

The outstanding bank credit facility at March 31, 2005 consists of a revolving operating demand loan with a borrowing base up to $1,500,000 bearing interest at prime plus 1.0%. The loan is secured by a $15,000,000 debenture with a floating charge over all assets of the Company. Interest is calculated daily and payable monthly in arrears. As at March 31, 2005 $875,000 has been drawn.

At March 31, 2005, the Company also had a non-revolving acquisition/development demand loan available in the amount of $1 million of which $450,000 was drawn.

6. ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated by management based on the Company's net working interest in all wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods. The fair value at March 31, 2005 is $897,981 using a credit-adjusted risk-free discount rate of 7% and an inflation rate of 2%. The actual costs to settle the obligation are expected to occur between 2006 and 2030.

Changes to asset retirement obligation were as follows:

Balance as at December 31, 2004	$ 887,981
Accretion expense	10,000
Liabilities incurred in the year	0
Balance as at March 31, 2005	$ 897,981

POWERMAX ENERGY INC.

NOTES TO THE FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005 AND 2004

7. SHARE CAPITAL

(a) Share Capital

Authorized

Unlimited number of common voting shares

Unlimited number of preferred shares, issuable in series

	Number of Shares	Consideration
Issued and Outstanding		
Balance, December 31, 2004	12,412,900	$ 2,548,906
Shares repurchased and cancelled	-	-
Shares issued, net of issue costs and tax effect	-	-
Exercise of options	-	-
Balance, March 31, 2005	12,412,900	$ 2,548,906

(b) Stock Options

The Company has established a stock option plan (the "Plan") for directors, officers, employees, and other key personnel of the Company whereby a maximum of 10% of the issued and outstanding common shares of the Company are reserved for issuance pursuant to the exercise of options granted to directors, officers, employees, and other key personnel of the Company. The Plan provides that the terms of the options price shall be fixed by the directors subject to the price restrictions and other requirements imposed by the TSX-V. Stock options granted under the Plan may not be for a period of longer than five years and the exercise price must be paid in full upon exercise of the option.

Commencing in 2004, the Company has recognized compensation expense for the fair value of stock options granted subsequent to December 31, 2001. No options were granted during 2004.

Pursuant to a Director's resolution signed on March 14, 2005 in conjunction with the Company's Stock Option Plan 545,000 stock options were granted at an exercise price of $0.40 per option to directors, officers and consultants. The total options outstanding as at March 31, 2005 is $1,105,000.

8. NOTE RECEIVABLE

On June 8, 2004, a promissory note was granted in favor of the Company, due from a Director of the Company for the exercise of previously issued warrants. The note bears interest at the prime rate as set by the Bank of Canada plus one percent (1%), renewable for one additional year with the consent of the Board of Directors. The note is secured solely by an assignment of the common shares purchased by the Director, and accordingly, has been presented as a reduction of share capital. This transaction was approved by a resolution in writing of the directors of the Company.

9. FINANCIAL INSTRUMENTS

Financial instruments consist of recorded amounts of accounts receivable, loan receivable, deposits, bank indebtedness, the bank credit facility, and accounts payable and accrued liabilities.

Foreign Exchange Risk

The Company's sales revenues are dependent upon US$ commodity prices, and accordingly, changes in the Canadian - US exchange rate may have an impact the Company's sales revenues.

Credit Risk

The Company is exposed to credit risk arising from the possibility that the entities to which the Company sells its oil and gas may experience difficulty and be unable to fulfill their obligations. However, due to the credit quality of the entities to which the Company sells to, credit risk and credit risk concentration is minimized.

Interest Rate Risk

The Company's bank credit facility bears interest at floating market rates, and accordingly, the Company is exposed to interest rate risk.

Commodity Risk

The Company's sales revenue may fluctuate due to changes in commodity prices, therefore the Company is exposed to commodity risk. The Company enters into forward fixed price contracts from time-to-time to mitigate this exposure.

Fair Values

The fair values for accounts receivable, loan receivable, deposits, bank indebtedness, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity of these instruments. The carrying value for the bank credit facility approximates its fair value due to the short-term maturity and the interest rates approximating current market interest rates.

10. COMMITMENTS

The Company leases office space. Under its current agreement, the Company will pay monthly minimum lease payments of $5,179 until June 30, 2006.

The Company has entered into a forward fixed price sales contract to deliver 300/GJ/day of gas at $9.15/GJ for November 2004 to March 2005.

POWERMAX ENERGY INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

AUDITORS' REPORT

To the Shareholders of
Powermax Energy Inc.:

We have audited the balance sheets of Powermax Energy Inc. as at December 31, 2004 and 2003 and the statements of earnings (loss) and retained earnings (deficit) and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
April 29, 2005

(signed) "Deloitte & Touche LLP"
Chartered Accountants

POWERMAX ENERGY INC.

BALANCE SHEETS

DECEMBER 31	2004	2003 (Restated - Note 2)
ASSETS		
CURRENT		
Accounts receivable	$ 1,287,779	$ 1,222,065
Loan receivable (note 3)	850,000	-
Prepaid expenses and deposits	60,553	76,192
	2,198,332	1,298,257
CAPITAL ASSETS (note 4)	4,019,815	4,114,407
	$ 6,218,147	$ 5,412,664
LIABILITIES		
CURRENT		
Bank indebtedness	$ 35,281	$ 43,776
Bank credit facility (note 5)	350,000	150,000
Accounts payable and accrued liabilities	2,173,726	1,440,608
	2,559,007	1,634,384
ASSET RETIREMENT OBLIGATION (note 6)	887,981	635,792
FUTURE INCOME TAXES (note 7)	70,009	293,609
	3,516,997	2,563,785
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (notes 8 and 9)	2,548,906	2,267,846
CONTRIBUTED SURPLUS	242,304	181,335
RETAINED EARNINGS (DEFICIT)	(90,060)	399,698
	2,701,150	2,848,879
	$ 6,218,147	$ 5,412,664

APPROVED ON BEHALF OF THE BOARD:

"*Wytze Kingma*", Director

"*David Pinkman*", Director

POWERMAX ENERGY INC.

STATEMENTS OF EARNINGS (LOSS) AND RETAINED EARNINGS (DEFICIT)

YEARS ENDED DECEMBER 31	2004	2003 (Restated - Note 2)
REVENUES		
Petroleum and natural gas sales	$ 3,682,398	$ 4,108,677
Royalties, net of Alberta Royalty Tax Credits	(423,521)	(472,262)
Gain on sale of marketable securities	6,631	-
Interest	11,065	77,020
	3,276,573	3,713,435
EXPENSES		
Operating costs	1,638,128	1,637,260
Transportation	84,555	63,550
Depletion, depreciation and accretion	1,655,790	1,113,954
General and administrative	501,781	404,604
Interest	42,266	17,525
	3,922,520	3,236,893
Earnings (loss) before income taxes	(645,947)	476,542
PROVISION FOR (RECOVERY OF) INCOME TAXES (note 7)		
Current	44,813	-
Future	(223,600)	133,948
	(178,787)	133,948
NET EARNINGS (LOSS)	(467,160)	342,594
RETAINED EARNINGS, BEGINNING OF YEAR, AS PREVIOUSLY REPORTED	399,698	106,305
CHANGES IN ACCOUNTING POLICIES (note 2)	(22,598)	(49,201)
RETAINED EARNINGS, BEGINNING OF YEAR, AS RESTATED	(377,100)	57,104
RETAINED EARNINGS (DEFICIT), END OF YEAR	$ (90,060)	$ 399,698
Earnings (loss) per share (Note 10) - Basic	$ (0.04)	$ 0.04
- Diluted	$ (0.04)	$ 0.03

POWERMAX ENERGY INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31	2004	2003 (Restated - Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings (loss)	$ (467,160)	$ 342,594
Items not affecting cash		
Depletion, depreciation and accretion	1,655,790	1,113,954
Future income taxes	(223,600)	133,948
Stock-based compensation	38,370	-
	1,003,400	1,590,496
Changes in non-cash working capital balances (note 12)	(599,457)	367,554
Cash flows from operating activities	403,943	1,958,050
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	(2,309,008)	(2,231,308)
Proceeds from sale of properties	1,000,000	-
Changes in non-cash working capital balances (note 12)	432,500	35,869
Cash flows used in investing activities	(876,508)	(2,195,439)
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank credit facility (repayment)	200,000	(475,000)
Repayment of debentures	-	(125,000)
Issuance of shares and warrants, net of issue costs	486,560	809,140
Issuance of note receivable (note 9)	(205,500)	-
Cash flows from financing activities	481,060	209,140
NET (INCREASE) DECREASE IN BANK INDEBTEDNESS	8,495	(28,249)
BANK INDEBTEDNESS, beginning of year	(43,776)	(15,527)
BANK INDEBTEDNESS, end of year	$ (35,281)	$ (43,776)

SUPPLEMENTARY INFORMATION (Note 12)

POWERMAX ENERGY INC.

NOTES TO THE FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

GENERAL

Powermax Energy Inc. ("Powermax" or the "Company") was incorporated under the Business Corporations Act (Alberta) on February 18, 1998. The Company's principal business is exploration for and production of petroleum and natural gas reserves in Western Canada.

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") within the framework of the significant policies summarized below:

(a) Bank indebtedness

Bank indebtedness consists of outstanding cheques issued in excess of funds held on deposit.

(b) Petroleum and natural gas properties and equipment

The Company follows the full cost method of accounting for petroleum and natural gas properties and equipment whereby all costs of exploring for and developing petroleum and natural gas properties and related reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses and costs of drilling and completion of both productive and non-productive wells and overhead charges directly related to acquisition, exploration and development activities. Proceeds from the disposition of properties are normally deducted from the capitalized costs without recognition of gain or loss, unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

Depletion and depreciation of petroleum and natural gas properties is computed using the unit-of-production method based on estimates of proven recoverable reserves before royalties. Petroleum and natural gas reserves and production are converted into equivalent units based upon relative energy content. The costs of undeveloped properties are not depleted until they are evaluated or impaired, at which point they are included in the depletable base.

The Company applies a ceiling test to ensure that the net costs capitalized do not exceed the undiscounted estimated future net revenues from the production of proven recoverable reserves plus the cost of undeveloped lands, less impairment. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the sale of unproved properties. A risk-free interest rate is used to arrive at the net present value of the future cash flows. Undeveloped properties are evaluated separately for impairment based on management's assessment of future prospects.

(c) Interest in joint ventures

Substantially all of the Company's oil and gas exploration and development activities are conducted jointly with others and accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Furniture and office equipment

Furniture and office equipment are recorded at cost upon acquisition. Depreciation is provided using the declining balance-basis at the following annual rates:

Furniture	20%
Office equipment	30%

(e) Asset retirement obligation

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying asset.

(f) Per share amounts

Basic per share amounts are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the reporting period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares, including stock options, were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(g) Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The estimated cost of the renounced tax deductions are reflected in share capital and future income taxes when the tax deductions are renounced.

(h) Income taxes

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if realization is uncertain.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 8. The Company's stock-based compensation plan for employees does not involve the direct award of stock, or call for the settlement in cash or other assets. The Company accounts for employee stock options based on fair values, and accordingly, compensation costs are recognized in the financial statements over the vesting period of the options, with a corresponding credit to contributed surplus. Any consideration paid by employees on exercise of stock options or purchase of stock, along with amounts previously included in contributed surplus, is credited to share capital.

(j) Revenue recognition

Revenue from the sale of petroleum and natural gas are recorded when commodities are delivered to purchasers. Transportation costs are presented separately as an expense.

(k) Measurement uncertainty

The amount recorded for amortization and depletion of the petroleum and natural gas properties and the provision for site restoration are based on estimates of reserves and future costs. The ceiling test calculation is based on estimates of proven reserves, production rates, petroleum and natural gas prices, future costs, and other applicable factors. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements in future years could be material.

2. CHANGES IN ACCOUNTING POLICIES

(a) Asset retirement obligations

Effective January 1, 2004, the Company retroactively adopted, with restatement of prior periods, the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations". Previously, the Company recognized a provision for future site restoration and abandonment based on the unit-of-production method over the estimated reserve life.

The adoption of the new section resulted in the following charges for 2003:

	As Reported $	Increase (Decrease) $	As Restated $
Balance sheet as at December 31, 2003			
Property and equipment	3,809,256	305,151	4,114,407
Site restoration and abandonment	(176,863)	176,863	-
Asset retirement obligation	-	(635,792)	(635,792)
Future income taxes	(357,551)	63,942	(293,609)
Retained earnings	(489,534)	89,836	(399,698)
Statement of Operations as at December 31, 2003			
Depletion, depreciation and accretion	1,045,371	68,583	1,113,954
Future income tax expense	161,896	(27,948)	133,948
Net earnings	383,229	(40,635)	342,594

2. CHANGES IN ACCOUNTING POLICIES (continued)

(b) Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Effective March 19, 2004, the Company prospectively adopted EIC 146, "Flow-Through Shares", whereby the future income tax liability is recorded when the expenditures are renounced to the subscribers. Previously, the future income tax liability was recorded and share capital reduced at the time the qualifying expenditures were incurred.

(c) Stock-based compensation

Effective January 1, 2004, the Company adopted the fair value method of accounting for employee stock options, on a retroactive basis, without restatement of prior periods. The Company previously measured employee stock option compensation cost based on the intrinsic value of the award at the date of issuance. As the exercise price and the market price were the same at the grant date, no compensation cost was recognized on any option issuance based on intrinsic values. The Company previously disclosed pro forma net earnings and earnings per share for awards made under the plan subsequent to January 1, 2002.

As a result of the adoption of the new policy, the Company has recorded a charge to retained earnings of $22,598 as at January 1, 2004 to reflect the accumulated stock option expense awards made to employees under the plan subsequent to January 1, 2002, and recorded stock-based compensation expense of $38,370 in 2004 as general and administrative expense. The estimated fair value of the options issued has been determined using the Black-Scholes option-pricing model.

(d) Ceiling test

Effective January 1, 2004, the Company adopted Accounting Guideline 16 "Oil and Gas Accounting - Full Cost" ("AcG-16") which modifies how the ceiling test is performed, based on a two-stage process. The first stage requires the carrying amount of each cost centre to be tested for recoverability using undiscounted future cash flows from proved reserves based on management's best estimate of forward indexed prices. When the carrying amount of a cost centre is not recoverable, the second stage measures impairment whereby the cost centre would be written down to its fair value, calculated based on discounted future cash flows from proved plus probable reserves. The fair value is estimated using accepted present value techniques based on a risk-free discount rate, which incorporates risks and other uncertainties when determining expected cash flows.

(e) Oil and gas transportation

Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100, which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the income statement. Effective January 1, 2004, the Company has presented revenue before transportation charges and transportation expense separately on the statement of earnings (loss). Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net earnings or net earnings per share for either year.

3. LOAN RECEIVABLE

Pursuant to a loan agreement dated December 10, 2004, the Company agreed to provide financial assistance to an unrelated industry partner to acquire all of the issued and outstanding common shares of an unrelated private oil and gas production company. The loan was secured by the grant of a charge on the assets of the industry partner, and also provided that the Company could directly seize the assets of the acquired company in the event of a failure to pay. In accordance with the terms of the loan agreement and subsequent Settlement Agreement, the loan was repaid on April 29, 2005.

4. CAPITAL ASSETS

			2004
	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties and equipment	$ 9,399,005	$ (5,388,558)	$ 4,010,447
Furniture and office equipment	25,354	(15,986)	9,368
	$ 9,424,359	$ (5,404,544)	$ 4,019,815

			2003 (Restated - Note 2)
	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties and equipment	$ 7,352,812	$ 3,249,772	$ 4,103,040
Furniture and office equipment	25,354	13,987	11,367
	$ 7,378,166	$ 3,263,759	$ 4,114,407

At December 31, 2004, $94,960 (2003 - $465,379) of undeveloped property costs have been excluded from the depletion calculations.

4. CAPITAL ASSETS (continued)

The ceiling test calculation at December 31, 2004 was based on future net revenues using the following prices:

	Crude Oil $US/bbl	Natural Gas $Cdn/mmbtu
2005	43.13	6.25
2006	40.46	5.94
2007	35.84	5.47
2008	32.01	5.00
2009	30.24	4.64
2010	30.60	4.75
2011	31.10	4.84
2012	31.64	4.94
2013	32.12	5.03

5. BANK CREDIT FACILITY

The outstanding bank credit facility at December 31, 2004 consists of a revolving operating demand loan with a borrowing base up to $1,500,000 bearing interest at prime plus 1.0%. The loan is secured by a $15,000,000 debenture with a floating charge over all assets of the Company. Interest is calculated daily and payable monthly in arrears.

At December 31, 2004, the Company also had a non-revolving acquisition/development demand loan available in the amount of $1 million. No amounts were drawn on this facility at December 31, 2004.

6. ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated by management based on the Company's net working interest in all wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, will total approximately $1,348,045. The fair value at December 31, 2004 is $887,981 using a credit-adjusted risk-free discount rate of 7% and an inflation rate of 2%. The actual costs to settle the obligation are expected to occur between 2006 and 2030.

Changes to asset retirement obligation were as follows:

Balance as at January 1, 2003	$ 583,173
Accretion expense	52,619
Balance as at December 31, 2003	635,792
Liabilities incurred in the year	200,661
Accretion expense	51,528
Balance as at December 31, 2004	$ 887,981

7. INCOME TAXES

The provision for income taxes differs from the combined Canadian federal and provincial statutory rates as follows:

	2004	2003 (Restated - Note 2)
Earnings (loss) before income taxes	$ (645,947)	$ 476,542
Statutory income tax rate	37.47%	40.75%
Expected income tax expense (recovery)	(242,036)	194,190
Resource allowance	(67,924)	(128,257)
Crown royalties, net of Alberta Royalty Tax Credits	71,654	137,207
Change in income tax rates and other	59,519	(69,192)
	$ (178,787)	$ 133,948

The components of the future tax (liabilities) assets are as follows:

	2004	2003
Capital assets	$ (395,175)	$ (537,565)
Asset retirement obligation	323,947	238,231
Share issue costs	1,219	5,725
	$ (70,009)	$ (293,609)

8. SHARE CAPITAL

(a) Share Capital

Authorized

Unlimited number of common voting shares

Unlimited number of preferred shares, issuable in series

	2004		2003	
	Number of Shares	Consideration	Number of Shares	Consideration
Issued and Outstanding				
Balance, beginning of year	9,985,100	$ 2,267,846	9,722,300	$ 2,057,871
Shares repurchased and cancelled	-	-	(1,017,200)	(358,656)
Shares issued, net of issue costs and tax effect	2,417,800	483,560	1,200,000	546,531
Exercise of options	10,000	3,000	80,000	22,100
Issuance of note receivable (note 9)	-	(205,500)	-	-
Balance, end of year	12,412,900	$ 2,548,906	9,985,100	$ 2,267,846

8. SHARE CAPITAL (continued)

(a) Share Capital (continued)

During 2004, the Company issued 2,417,800 common shares as a result of a warrant exercise. Additionally, 10,000 shares were granted as a result of a stock option exercise. During 2003, the Company issued 300,000 common shares at a price of $0.60 per share, and 900,000 flow-through common shares at a price of $0.68 per share. All qualifying expenditures with respect to the flow-through share agreements were incurred prior to December 31, 2003. The tax effect in the amount of $249,390 associated with the tax deductions renounced under the flow-through share agreements was charged to share capital.

During 2003, the Company cancelled a total of 1,017,200 shares of which 747,200 were cancelled as a result of the settlement of the Performance Stock, as detailed below.

The Company previously obtained permission under a Normal Course Issuer Bid from the TSX Venture Exchange ("TSX-V") to repurchase for cancellation up to 270,000 (2002 - 310,690) common shares.

During the year, the Company cancelled 270,000 shares, of which 251,000 were repurchased in 2002 and 19,000 were repurchased in 2001. 250,000 of the shares repurchased in 2002 were repurchased from a director of the Company pursuant to a put option at $0.40 per share.

As part of a property acquisition in 1999, the Company issued 1,047,200 shares, (the "Performance Stock") which were being held in escrow as at December 31, 2002. The shares were to be released in accordance with an agreement with a Company controlled by a former director based on the reserve categorization of certain acquired, or to be acquired, properties. There was to be a release from escrow of $1.00 of shares for every $1.70 of proved producing reserves, discounted at 15% allocated to appropriate properties, to a maximum of $616,000 of reserves. Release from escrow was only to occur after approval is obtained from appropriate regulatory authorities. As at December 31, 2002, all 1,047,200 shares remained in escrow however, there was a dispute as to whether the performance criteria had been met. In 2003, the Performance Stock dispute was settled to the mutual satisfaction of both parties involved. As a result, 747,200 shares were cancelled, and 300,000 shares were issued in lieu of the Performance Stock. Share capital and petroleum and natural gas properties and equipment were reduced by $358,656, representing the original amount ascribed to the Performance Stock shares which were subsequently cancelled. The 300,000 shares were to remain in escrow and be released as to one-third thereof in each of November 2004, November 2005 and November 2006.

(b) Stock Options

The Company has established a stock option plan (the "Plan") for directors, officers, employees, and other key personnel of the Company whereby a maximum of 10% of the issued and outstanding common shares of the Company are reserved for issuance pursuant to the exercise of options granted to directors, officers, employees, and other key personnel of the Company. The Plan provides that the terms of the options price shall be fixed by the directors subject to the price restrictions and other requirements imposed by the TSX-V. Stock options granted under the Plan may not be for a period of longer than five years and the exercise price must be paid in full upon exercise of the option.

Commencing in 2004, the Company has recognized compensation expense for the fair value of stock options granted subsequent to December 31, 2001. No options were granted during 2004.

8. SHARE CAPITAL (continued)

(b) Stock Options (continued)

During 2003, the Company issued 175,000 (2002 - 240,000) share options to employees. The fair value of options granted to employees is $0.39 (2002 - $0.20) using the assumptions of a risk-free interest rate of 3.8% (2002 - 4.1%), an expected options life of 4 years (2002 - 5 years) with a 3-year vesting period, an expected volatility of 83% (2002 - 271%), and expected dividends of $nil. Compensation expense recognized in 2004 for these options was $22,598, with a corresponding credit to contributed surplus.

A summary of the Company's employee share options at December 31, 2004 and 2003 and the changes for the years ending on those dates is presented below:

	2004		2003	
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance at beginning of year	640,000	$ 0.37	580,000	$ 0.28
Granted	-	-	175,000	0.62
Expired	(70,000)	(0.47)	(35,000)	(0.30)
Exercised	(10,000)	(0.30)	(80,000)	(0.28)
Balance at end of year	560,000	$ 0.39	640,000	$ 0.37

The following tables summarize information about the options outstanding at December 31.

Options Outstanding	Exercise Price	Options Exercisable at December 31, 2004	Expiry Date
100,000	$ 0.40	100,000	April 18, 2006
100,000	0.20	66,667	October 13, 2007
115,000	0.30	115,000	November 28, 2005
60,000	0.30	31,667	October 13, 2007
105,000	0.62	58,333	August 5, 2007
45,000	0.40	45,000	November 27, 2006
35,000	0.61	23,333	December 5, 2007
560,000		440,000	

8. SHARE CAPITAL (continued)

(b) Stock Options (continued)

Options granted vest over a three-year period in one-third increments on the anniversary date of grant date.

(c) Warrants

A summary of the Company's warrants at December 31, 2004 and 2003 is presented below:

2004		2003	
Warrants Outstanding	Exercise Price	Warrants Outstanding	Exercise Price
-	$ -	2,417,800	$ 0.20

All of the warrants outstanding at December 31, 2003 were exercised in June 2004.

9. NOTE RECEIVABLE

On June 8, 2004, a promissory note was granted in favor of the Company, due from a Director of the Company for the exercise of previously issued warrants. The note bears interest at the prime rate as set by the Bank of Canada plus one percent (1%), for a term of not longer than one year, renewable for one additional year with the consent of the Board of Directors. The note is secured solely by an assignment of the common shares purchased by the Director, and accordingly, has been presented as a reduction of share capital. This transaction was approved by a resolution in writing of the directors of the Company.

10. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share figures are calculated using the weighted average number of shares outstanding during the year. Diluted earnings per share figures are calculated to reflect the dilutive exercise of outstanding share options as follows.

	2004			2003		
	Net Earnings (Loss)	Shares	Per Share Amount	Net Earnings (Loss)	Shares	Per Share Amount
Basic	$(467,160)	12,412,900	$ (0.04)	$ 342,594	9,063,785	$ 0.04
Effect of options and warrants	-	-	-	-	1,862,326	-
Diluted	$(467,160)	12,412,900	$ (0.04)	$ 342,594	10,926,111	$ 0.03

10. EARNINGS (LOSS) PER SHARE (continued)

For 2004, all options and warrants were anti-dilutive, and accordingly were excluded from the diluted loss per share calculation. All outstanding options and warrants were included in the computation of diluted earnings per share for 2003.

11. RELATED PARTY TRANSACTIONS

During the year, the Company purchased services of $60,696 (2003 - $43,692) from companies that were owned by an officer and a director of the Company. Oil and gas production equipment of $6,204 (2003 - $24,244) was purchased from a Company controlled by a director of the Company. The Company also paid total fees of $133,750 (2003 - $31,337) to a director and the relative of the director for management services. The transactions were measured at the exchange value based on normal industry terms.

Management of the Company has agreed to permit insiders of Powermax the opportunity to participate directly in that project. During 2004, two directors participated in certain projects in the amount of $6,500 (2003 - $2,664 and $2,080).

In April 2002, the Company issued two debentures to directors of the Company in the amounts of $125,000 and $166,000 respectively. Monetary compensation received by the parties was based on a processing allocation of $2.10 per bbl (oil) and $0.82 per mcf (gas) calculated on Powermax's gross sales for a specific facility. In addition, interest on funds not re-invested in capital projects was paid out. The effective interest rates on these loans were 29.3% and 33.5%, respectively. This interest has been accounted for at the exchange amount, which is that agreed to by both parties. Total amounts paid to the directors, with respect to the debentures was $58,905. The $125,000 and $166,000 were repaid in 2003 and 2002, respectively.

At December 31, 2004, the Company had accounts receivable of $305 (2003 - 9,323) due from a company that is controlled by a director of the Company.

12. STATEMENTS OF CASH FLOWS

The total change in non-cash working capital balances is comprised of the following:

	2004	2003
(Increase) decrease in accounts receivable	$ (65,714)	$ 371,828
(Increase) decrease in loan receivable	(850,000)	37,369
Increase (decrease) in prepaid expenses and deposits	15,639	(47,598)
Increase in accounts payable and accrued liabilities	733,118	41,824
	$ (166,957)	$ 403,423

POWERMAX ENERGY INC.

NOTES TO THE FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

12. STATEMENTS OF CASH FLOWS (continued)

	2004	2003
Related to operating activities	$ (599,457)	$ 367,554
Related to investing activities	432,500	35,869
	$ (166,957)	$ 403,423

The following cash payments have been included in the statements of cash flows:

	2004	2003
Interest	$ 42,266	$ 17,525
Income taxes	$ 44,813	$ -

13. FINANCIAL INSTRUMENTS

Financial instruments consist of recorded amounts of accounts receivable, loan receivable, deposits, bank indebtedness, the bank credit facility, and accounts payable and accrued liabilities.

Foreign Exchange Risk

The Company's sales revenues are dependent upon US$ commodity prices, and accordingly, changes in the Canadian - US exchange rate may have an impact the Company's sales revenues.

Credit Risk

The Company is exposed to credit risk arising from the possibility that the entities to which the Company sells its oil and gas may experience difficulty and be unable to fulfill their obligations. However, due to the credit quality of the entities to which the Company sells to, credit risk and credit risk concentration is minimized.

Interest Rate Risk

The Company's bank credit facility bears interest at floating market rates, and accordingly, the Company is exposed to interest rate risk.

Commodity Risk

The Company's sales revenue may fluctuate due to changes in commodity prices, therefore the Company is exposed to commodity risk. The Company enters into forward fixed price contracts from time-to-time to mitigate this exposure.

Fair Values

The fair values for accounts receivable, loan receivable, deposits, bank indebtedness, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity of these instruments. The carrying value for the bank credit facility approximates its fair value due to the short-term maturity and the interest rates approximating current market interest rates.

14. COMMITMENTS

The Company leases office space. Under its current agreement, the Company will pay monthly minimum lease payments of $5,179 until June 30, 2006.

The Company has entered into a forward fixed price sales contract to deliver 300/GJ/day of gas at $9.15/GJ for November 2004 to March 2005.

15. SETTLEMENT

The Company was previously involved in a dispute with the operator of a joint venture in which the Company has an interest. The operator contended that the Company was liable for its share of capital expenditures and certain costs savings that resulted from the capital expenditures. Management did not believe such a liability existed because the operator did not inform the Company of significant variances from budgeted costs, nor receive approval from the Company, as industry practice would require. As at December 31, 2002, the operator had withheld the Company's share of certain production revenue. In 2003, this issue was resolved in the Company's favour. In 2003, the Company was awarded $568,639. Approximately $248,324 of the amount was previously recorded and included in accounts receivable at December 31, 2002, with the remaining $320,315 recorded in earnings in 2003 (increase in petroleum and natural gas sales of $270,300, increase in operating expenses of $27,005 and increase in interest revenue of $77,020).

POWERMAX ENERGY INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002



Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

AUDITORS' REPORT

To the Shareholders of
Powermax Energy Inc.:

We have audited the balance sheet of Powermax Energy Inc. as at December 31, 2003 and the statements of earnings and retained earnings and of cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2002 and for the year then ended were reported on by another firm of Chartered Accountants who expressed an unqualified opinion thereon.

Calgary, Alberta
May 7, 2004

(signed) "DELOITTE & TOUCHE LLP"
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Powermax Energy Inc.

We have audited the balance sheets of **Powermax Energy Inc.** (the "Company") as at December 31, 2002 and 2001 and the statements of earnings (loss) and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and the changes in its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Hudson & Company"
"signed"
HUDSON & COMPANY LLP
Chartered Accountants

Calgary, Alberta
May 22, 2003

POWERMAX ENERGY INC.

BALANCE SHEETS

DECEMBER 31	2003	2002
ASSETS		
CURRENT		
Accounts receivable	$ 1,222,065	$ 1,593,893
Income taxes receivable	-	37,369
Prepaid expenses and deposits	76,192	28,594
	1,298,257	1,659,856
CAPITAL ASSETS (Note 3)	3,809,256	2,904,890
FUTURE INCOME TAXES (Note 5)	-	44,854
	$ 5,107,513	$ 4,609,600
LIABILITIES		
CURRENT		
Bank indebtedness	$ 43,776	$ 15,527
Bank credit facility (Note 4)	150,000	625,000
Accounts payable and accrued liabilities	1,440,608	1,398,784
Debentures (Note 8)	-	125,000
	1,634,384	2,164,311
SITE RESTORATION AND ABANDONMENT	176,863	99,778
FUTURE INCOME TAXES (Note 5)	357,551	-
	2,168,798	2,264,089
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	2,267,846	2,057,871
CONTRIBUTED SURPLUS (Note 7)	181,335	181,335
RETAINED EARNINGS	489,534	106,305
	2,938,715	2,345,511
	$ 5,107,513	$ 4,609,600

APPROVED ON BEHALF OF THE BOARD:

"*Wytze Kingma*", Director

"*David Pinkman*", Director

POWERMAX ENERGY INC.

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31	2003	2002
REVENUES		
Petroleum and natural gas sales	$ 4,045,127	$ 2,693,528
Royalties, net of Alberta Royalty Tax Credits	(472,262)	(423,981)
Interest	77,020	10,431
	3,649,885	2,279,978
EXPENSES		
Operating costs	1,637,260	878,879
Depletion and depreciation	968,285	699,508
Site restoration and abandonment	77,086	59,778
General and administrative	404,604	382,371
Interest and bank charges	17,525	76,503
	3,104,760	2,097,039
Earnings before income taxes	545,125	182,939
INCOME TAXES (Note 5)		
Current	-	17,318
Future	161,896	100,946
	161,896	118,264
NET EARNINGS	383,229	64,675
RETAINED EARNINGS, BEGINNING OF YEAR, AS PREVIOUSLY REPORTED	106,305	233,825
CORRECTION OF ERROR (Note 2)	-	(192,195)
RETAINED EARNINGS, BEGINNING OF YEAR, AS RESTATED	106,305	41,630
RETAINED EARNINGS, END OF YEAR	$ 489,534	$ 106,305
Earnings per share (Note 9) - Basic	$ 0.04	$ 0.01
- Diluted	$ 0.04	$ 0.01

POWERMAX ENERGY INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 383,229	$ 64,675
Items not affecting cash		
Depletion and depreciation	968,285	699,508
Future income taxes	161,896	100,946
Site restoration and abandonment	77,086	59,778
Cash flows from operations	1,590,496	924,907
Changes in non-cash working capital balances (Note 10)	367,554	(618,465)
Cash flows from operating activities	1,958,050	306,442
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	(2,231,308)	(1,212,084)
Reductions to well abandonment deposits	-	83,026
Proceeds from sale of properties	-	964,000
Changes in non-cash working capital balances (Note 10)	35,869	406,694
Cash flows used in investing activities	(2,195,439)	241,636
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of bank credit facility	(475,000)	(875,000)
Proceeds on debentures	-	291,000
Repayment of debentures	(125,000)	(166,000)
Issuance of shares and warrants, net of issue costs	809,140	362,670
Repurchase of shares	-	(100,475)
Cash flows from financing activities	209,140	(487,805)
NET (INCREASE) DECREASE IN BANK INDEBTEDNESS	(28,249)	60,273
BANK INDEBTEDNESS, beginning of year	(15,527)	(75,800)
BANK INDEBTEDNESS, end of year	$ (43,776)	$ (15,527)

SUPPLEMENTARY INFORMATION (Note 10)

POWERMAX ENERGY INC.

NOTES TO THE FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

GENERAL

Powermax Energy Inc. ("Powermax" or the "Company") was incorporated under the Business Corporations Act (Alberta) on February 18, 1998. The Company's principal business is exploration for and the production of petroleum and natural gas reserves in Western Canada.

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles within the framework of the significant policies summarized below:

(a) Bank indebtedness

Bank indebtedness consists of outstanding cheques issued in excess of funds held on deposit.

(b) Petroleum and natural gas properties and equipment

The Company follows the full cost method of accounting for petroleum and natural gas properties and equipment whereby all costs of exploring for and developing petroleum and natural gas properties and related reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses and costs of drilling and completion of both productive and non-productive wells and overhead charges directly related to acquisition, exploration and development activities. Proceeds from the disposition of properties are normally deducted from the capitalized costs without recognition of gain or loss, unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

Depletion and depreciation of petroleum and natural gas properties is computed using the unit-of-production method based on estimates of proven recoverable reserves before royalties. Petroleum and natural gas reserves and production are converted into equivalent units based upon relative energy content. The costs of undeveloped properties are not depleted until they are evaluated, at which point they are included in the depletable base.

The Company applies a ceiling test to ensure that the net costs capitalized do not exceed the estimated future net revenues from the production of proven recoverable reserves plus the cost of undeveloped lands, less impairment. Future net revenues are calculated at period end prices and include estimated future general and administrative expenses, interest expense, income taxes, future development expenditures and future site restoration costs. Any costs carried on the balance sheet in excess of the ceiling test limit are charged to income. Undeveloped properties are evaluated separately for impairment based on management's assessment of future prospects.

(c) Interest in joint ventures

Substantially all of the Company's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Furniture and equipment

Furniture and office equipment are recorded at cost upon acquisition. Depreciation is provided using the declining balance-basis at the following annual rates:

Equipment	30%
Office furniture	20%

(e) Site restoration and abandonment

Future site restoration and abandonment costs are provided for over the life of the proven recoverable reserves on a unit-of-production basis. Costs are estimated each year by management based on current regulations, costs, technology and industry standards. The period charge is expensed and actual site restoration and abandonment expenditures are charged to the accumulated provision account as incurred.

(f) Per share amounts

Basic per share amounts are computed by dividing loss by the weighted average number of common shares outstanding for the reporting period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares, including stock options, were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(g) Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The estimated cost of the renounced tax deductions are reflected in share capital and future income taxes when the tax deductions are renounced.

(h) Income taxes

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the assets will not be realized.

POWERMAX ENERGY INC.

NOTES TO THE FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Stock-based compensation

The Company has a stock-based compensation plan, which is described in Note 6. The Company's stock-based compensation plan for employees does not involve the direct award of stock, or call for the settlement in cash or other assets. The Company accounts for employee stock options based on intrinsic values, and accordingly, no compensation costs have been recognized in the financial statements. The proforma impact of accounting for employee stock-based compensation costs using fair value have been presented. For awards of stock options to non-employees, the Company expenses the fair value for each award. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

(j) Revenue recognition

Revenue from the sale of petroleum and natural gas are recorded when commodities are delivered to purchasers.

(k) Measurement uncertainty

The amount recorded for amortization and depletion of the petroleum and natural gas properties and the provision for site restoration are based on estimates of reserves and future costs. The ceiling test calculation is based on estimates of proven reserves, production rates, petroleum and natural gas prices, future costs, and other applicable factors. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements in future years could be material.

2. CORRECTION OF ERROR

During 2002, the Company was reassessed for prior years' Alberta Royalty Tax Credit claims and Alberta corporate income tax filings. Alberta Royalty Tax Credit claims for 1999 to 2001 had been filed incorrectly and were not reflected correctly in the financial statements. The adjustment to the previous year opening retained earnings of $192,195 reflects tax credit and income tax adjustments relating to years prior to December 31, 2002.

3. CAPITAL ASSETS

			2003
	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties and equipment	$ 7,352,812	$ 3,554,924	$ 3,797,888
Furniture and office equipment	25,354	13,986	11,368
	$ 7,378,166	$ 3,568,910	$ 3,809,256

3. CAPITAL ASSETS (continued)

		2002	
	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties and equipment	$ 5,481,936	$ 2,588,638	$ 2,893,298
Furniture and office equipment	23,578	11,986	11,592
	$ 5,505,514	$ 2,600,624	$ 2,904,890

During the years ended December 31, 2003 and 2002, no administrative costs related to exploration and development activity were capitalized.

At December 31, 2003, $609,507 (2002 - $133,116) of undeveloped property costs have been excluded from the depletion calculations.

The provision for site restoration and abandonment for the year ended December 31, 2003 was calculated based on the estimated future site restoration costs to be accrued over the life of the remaining proved reserves of $423,100 (2002 - $371,800).

4. BANK CREDIT FACILITY

The bank credit facility consists of a revolving operating demand loan with a borrowing base up to $2,100,000 bearing interest at prime plus 1.0%. The loan is secured by a $15,000,000 debenture with a floating charge over all assets of the Company. Interest is calculated daily and payable monthly in arrears.

5. INCOME TAXES

The provision for income taxes differs from the Canadian statutory rates as follows:

	2003	2002
Earnings before income taxes	$ 545,125	$ 182,939
Statutory income tax rate	40.75%	42.1%
Expected income tax	222,138	77,017
Resource allowance	(128,257)	(121,645)
Crown royalties, net of Alberta Royalty Tax Credit	137,207	180,276
Decrease in valuation allowance	-	(43,200)
Change in income tax rates and other	(69,192)	25,816
	$ 161,896	$ 118,264

5. INCOME TAXES (continued)

The components of the future tax (liabilities) assets are as follows:

	2003	2002
Capital assets	$ (429,547)	$ (7,764)
Site restoration	66,271	42,026
Share issuance costs	5,725	10,592
	$ (357,551)	$44,854

6. SHARE CAPITAL

(a) Share Capital

Authorized
Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

	2003		2002	
	Number of Shares	Consideration	Number of Shares	Consideration
Issued and Outstanding				
Balance, beginning of year	9,722,300	$ 2,057,871	7,304,500	$ 1,977,011
Shares repurchased and cancelled	(1,017,200)	(358,656)	-	(100,475)
Shares issued, net of issue costs and tax effect	1,200,000	546,531	2,417,800	181,335
Exercise of options	80,000	22,100	-	-
Balance, end of year	9,985,100	$ 2,267,846	9,722,300	$ 2,057,871

During 2003, the Company issued 300,000 common shares at a price of $0.60 per share, and 900,000 flow-through common shares at a price of $0.68 per share. All qualifying expenditures with respect to the flow-through share agreements were incurred prior to December 31, 2003. The tax effect in the amount of $249,390 associated with the tax deductions renounced under the flow-through share agreements has been charged to share capital.

During 2003, the Company cancelled a total of 1,017,200 shares of which 747,200 were cancelled as a result of the settlement of the Performance Stock, as detailed below.

The Company previously obtained permission under a Normal Course Issuer Bid from the TSX Venture Exchange ("TSX-V") to repurchase for cancellation up to 270,000 (2002 - 310,690) common shares. During the year, the Company cancelled 270,000 shares, of which 251,000 were repurchased in 2002 and 19,000 were repurchased in 2001. 250,000 of the shares repurchased in 2002 were repurchased from a director of the Company pursuant to a put option at $0.40 per share.

6. SHARE CAPITAL (continued)

As part of a property acquisition in 1999, the Company issued 1,047,200 shares, (the "Performance Stock") which were being held in escrow as at December 31, 2002. The shares were to be released in accordance with an agreement with a Company controlled by a former director based on the reserve categorization of certain acquired, or to be acquired, properties. There was to be a release from escrow of $1.00 of shares for every $1.70 of proved producing reserves, discounted at 15% allocated to appropriate properties, to a maximum of $616,000 of reserves. Release from escrow was only to occur after approval is obtained from appropriate regulatory authorities. As at December 31, 2002 all 1,047,200 shares remained in escrow however, there was a dispute as to whether the performance criteria had been met. In 2003, the Performance Stock dispute was settled to the mutual satisfaction of both parties involved. As a result, 747,200 shares were cancelled, and 300,000 shares were issued in lieu of the Performance Stock. Share capital and petroleum and natural gas properties and equipment were reduced by $358,656, representing the original amount ascribed to the Performance Stock shares which were subsequently cancelled. The 300,000 shares are to remain in escrow and will be released as to one-third thereof in each of November 2004, November 2005 and November 2006.

Under the requirements of the Alberta Securities Commission and the TSX-V, 1,100,000 common shares were previously held in escrow and released as to one-third thereof on the first three anniversaries of the completion of the Company's major transaction. On each of May 6, 2000 and 2001, 366,667 shares were released from escrow on each date. The remaining 366,666 shares were released on May 6, 2002. The Company also had 138,887 additional shares held in escrow that were released on May 7, 2002.

(b) Stock Options

The Company has established a stock option plan (the "Plan") for directors, officers, employees, and other key personnel of the Company whereby a maximum of 10% of the issued and outstanding common shares of the Company are reserved for issuance pursuant to the exercise of options granted to directors, officers, employees, and other key personnel of the Company. The Plan provides that the terms of the options price shall be fixed by the directors subject to the price restrictions and other requirements imposed by the TSX-V. Stock options granted under the Plan may not be for a period of longer than five years and the exercise price must be paid in full upon exercise of the option.

During the year the Company issued 175,000 (2002 - 240,000) share options to employees. The fair value of options granted to employees is $0.39 (2002 - $0.20) using the assumptions of a risk-free interest rate of 3.8% (2002 - 4.1%), an expected options life of 4 years (2002 - 5 years) with a 3-year vesting period, an expected volatility of 83% (2002 - 271%), and expected dividends of nil. Proforma earning and earnings per share are disclosed below:

	2003	Basic Earnings Per Share	Diluted Earnings Per share
Net earnings as reported	$ 383,229	$ 0.04	$ 0.04
Compensation expense	(22,599)	-	(0.01)
Proforma net earnings	$ 360,630	$ 0.04	$ 0.03

POWERMAX ENERGY INC.

NOTES TO THE FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

6. SHARE CAPITAL (continued)

	2002	Basic and Diluted Earnings Per Share
Net earnings as reported	$ 64,675	$ 0.01
Proforma adjustment	(2,678)	-
Proforma net earnings	$ 61,997	$ 0.01

A summary of the Company's employee share options at December 31, 2003 and 2002 and the changes for the years ending on those dates is presented below:

	2003		2002	
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance at beginning of year	580,000	$ 0.28	555,000	$ 0.36
Granted	175,000	0.62	240,000	0.20
Expired	(35,000)	(0.30)	(215,000)	(0.39)
Exercised	(80,000)	(0.28)	-	-
Balance at end of year	640,000	$ 0.37	580,000	$ 0.28

The following tables summarize information about the options outstanding at December 31.

Options Outstanding	Exercise Price	Options Exercisable at December 31, 2003	Expiry Date
100,000	$ 0.40	66,667	April 18, 2006
100,000	0.20	33,333	October 13, 2007
20,000	0.33	20,000	November 2, 2004
115,000	0.30	115,000	November 28, 2005
85,000	0.30	28,333	October 13, 2007
140,000	0.62	46,667	August 5, 2007
45,000	0.40	30,000	November 27, 2006
35,000	0.61	11,667	December 5, 2007
640,000		351,667	

6. SHARE CAPITAL (continued)

Options Outstanding	Exercise Price	Options Exercisable at December 31, 2002	Expiry Date
100,000	$ 0.40	66,667	April 18, 2006
40,000	0.20	40,000	April 14, 2004
240,000	0.20	-	November 21, 2007
40,000	0.33	40,000	November 2, 2004
100,000	0.30	66,667	November 28, 2005
15,000	0.20	15,000	April 16, 2003
45,000	0.40	15,000	November 27, 2006
580,000		243,334	

Options granted vest over a three-year period in one-third increments on the anniversary date of grant date.

(c) Warrants

A summary of the Company's warrants at December 31, 2003 and 2002 is presented below:

2003		2002	
Warrants Outstanding	Exercise Price	Warrants Outstanding	Exercise Price
2,417,800	$ 0.20	2,417,800	$ 0.20

These warrants expire in June 2004.

7. CONTRIBUTED SURPLUS

Contributed surplus consists of the estimated fair value of share warrants issued to a common share private placement agreement in 2002.

8. RELATED PARTY TRANSACTIONS

During the year, the Company purchased services of $43,692 (2002 - $29,400) from companies that were owned by an officer and a director of the Company. Oil and gas production equipment of $24,244 (2002 - $35,000) was purchased from a Company controlled by a director of the Company. The Company also paid total fees of $31,337 (2002 - $11,600) to a director and the relative of the director for management services. The transactions have been measured at the exchange value which is the agreed upon price between the transacting parties.

8. RELATED PARTY TRANSACTIONS (continued)

Powermax regularly participates in exploration projects with third party joint venture partners. The Company evaluates these projects with a view to determining acceptable risk. In certain instances where the level of participation in a project is set lower than the available interest, management of the Company has agreed to permit insiders of Powermax the opportunity to participate directly in that project. During 2003, two directors participated in certain projects in the amount of $2,664 and $2,080 respectively (2002 - $7,078 and $9,438).

In April 2002, the Company issued two debentures to directors of the Company in the amounts of $125,000 and $166,000 respectively. Monetary compensation received by the parties was based on a processing allocation of $2.10 per bbl (oil) and $0.82 per mcf (gas) calculated on Powermax's gross sales for a specific facility. In addition, interest on funds not re-invested in capital projects was paid out. The effective interest rates on these loans were 29.3% and 33.5%, respectively. This interest has been accounted for at the exchange amount, which is that agreed to by both parties. Total amounts paid to the directors with respect to the debentures was $58,905. The $125,000 and $166,000 were repaid in 2003 and 2002, respectively.

At December 31, 2003, the Company had accounts receivable of $9,323 (2002 - accounts payable of $50,242) due from (to) a company that is controlled by a director of the Company.

9. EARNINGS PER SHARE

Basic earnings per share figures are calculated using the weighted average number of shares outstanding during the year. Diluted earnings per share figures are calculated to reflect the dilutive exercise of outstanding share options.

	2003			2002		
	Net Earnings	Shares	Per Share Amount	Net Earnings	Shares	Per Share Amount
Basic	$ 383,229	9,063,785	$ 0.04	$ 64,675	6,458,783	$ 0.01
Effect of options and warrants	-	1,862,326	-	-	1,981,597	-
Diluted	$ 383,229	10,926,111	$ 0.04	$ 64,675	8,440,380	$ 0.01

In 2002, options to purchase 60,000 common shares at $0.45 and 210,000 common shares at $0.40 were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. All outstanding options and warrants were included in the computation of diluted earnings per share for 2003.

POWERMAX ENERGY INC.

NOTES TO THE FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

10. STATEMENTS OF CASH FLOWS

The total change in non-cash working capital balances is comprised of the following:

	2003	2002
Decrease (increase) in accounts receivable	$ 371,828	$ (707,876)
Decrease in income taxes receivable	37,369	21,487
Increase in prepaid expenses and deposits	(47,598)	(28,594)
Increase in accounts payable and accrued liabilities	41,824	503,212
	$ 403,423	$ (211,771)

	2003	2002
Related to operating activities	$ 367,554	$ (618,465)
Related to investing activities	35,869	406,694
	$ 403,423	$ (211,771)

The following cash payments (receipts) have been included in the statements of cash flows:

	2003	2002
Interest	$ 17,525	$ 76,503
Income taxes	-	(63,300)

11. FINANCIAL INSTRUMENTS

Financial instruments consist of recorded amounts of accounts receivable, deposits, bank indebtedness, the bank credit facility, and accounts payable and accrued liabilities.

Foreign Exchange Risk

The Company's sales revenues are dependent upon US$ commodity prices, accordingly, changes in the Canadian - US exchange rate may have an impact the Company's sales revenues.

Credit Risk

The Company is exposed to credit risk arising from the possibility that the entities to which the Company sells its oil and gas may experience difficulty and be unable to fulfill their obligations. However, due to the credit quality of the entities to which the Company sells to, credit risk and credit risk concentration is minimized.

11. FINANCIAL INSTRUMENTS (continued)

Interest Rate Risk

The Company's bank credit facility bears interest at floating market rates, accordingly, the Company is exposed to interest rate risk.

Commodity Risk

The Company's sales revenue may fluctuate due to changes in commodity prices, therefore the Company is exposed to commodity risk. As at December 31, 2003, the Company had no fixed price or hedge contracts in place to mitigate this exposure.

Fair Values

The fair values for accounts receivable, deposits, bank indebtedness, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity of these instruments. The carrying value for the bank credit facility approximates its fair value due to the short-term maturity and the interest rates approximating current market interest rates.

12. COMMITMENTS

The Company leases office space. Under its current agreement, the Company will pay monthly minimum lease payments of $6,585 until December 31, 2004.

13. SETTLEMENT

The Company was previously involved in a dispute with the operator of a joint venture in which the Company has an interest. The operator contended that the Company was liable for its share of capital expenditures and certain costs savings that resulted from the capital expenditure. Management did not believe such a liability existed because the operator did not inform the Company of significant variances from budgeted costs, nor receive approval from the Company, as industry practice would require. As at December 31, 2002, the operator had withheld the Company's share of certain production revenue. In 2003, this issue was resolved in the Company's favour. In 2003, the Company was awarded $568,639. Approximately $248,324 of the amount was previously recorded and included in accounts receivable at December 31, 2002, with the remaining $320,315 recorded in earnings in 2003 (increase in petroleum and natural gas sales of $270,300, increase in operating expenses of $27,005 and increase in interest revenue of $77,020).

APPENDIX "D"

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS FOR HIGH PLAINS FOLLOWING THE ACQUISITION OF POWERMAX

Compilation Report on Pro Forma Consolidated Financial Statements

To the Directors of High Plains Energy Inc. ("the Company"):

We have read the accompanying unaudited pro forma consolidated balance sheet of the Company as at March 31, 2005 and the unaudited pro forma consolidated statements of income (loss) for the three months then ended and for the year ended December 31, 2004, and have performed the following procedures:

1. Compared the figures in the column captioned "High Plains" to the unaudited consolidated financial statements of the Company as at March 31, 2005 and for the three months then ended, and to the audited consolidated financial statements of the Company for the year ended December 31, 2004, respectively, and found them to be in agreement.

2. Compared the figures in the column captioned "Powermax" to the unaudited financial statements of Powermax Energy Inc. ("Powermax") as at March 31, 2005 and for the three months then ended, and to the audited financial statements of Powermax for the year ended December 31, 2004, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials of the Company:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the amounts in the columns captioned "High Plains" and "Powermax" as at March 31, 2005 and for the three months then ended, and for the year ended December 31, 2004, respectively, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

Pro forma financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
August 22, 2005

(signed) *"Deloitte & Touche LLP"*
Chartered Accountants

HIGH PLAINS ENERGY INC.

Pro Forma Consolidated Balance Sheet
As at March 31, 2005
(Unaudited)

	High Plains $	Powermax $		Pro Forma Adjustments $	Pro Forma Consolidated $
ASSETS					
Current assets					
Cash	44,331	-	2a	436,400	431,211
			2a,c	(2,349,520)	
			2d	2,300,000	
Accounts receivable	435,477	1,635,805		-	2,071,282
Loan receivable	-	850,000		-	850,000
Prepaid expenses	89,127	43,977		-	133,104
	568,935	2,529,782		386,880	3,485,597
Refundable drilling deposit	85,970	-		-	85,970
Future income taxes	727,775	-	2b	(727,775)	-
Petroleum and natural gas properties and equipment	5,098,027	4,138,807	2a	8,623,830	17,860,664
Goodwill	-	-	2a	2,691,631	2,691,631
	6,480,707	6,668,589		10,974,566	24,123,862
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank indebtedness	-	125,870		-	125,870
Bank loan	425,000	1,325,000	2c	4,650,000	6,400,000
Accounts payable and accrued liabilities	880,089	1,343,954		-	2,224,043
Income taxes payable	3,626	-		-	3,626
	1,308,715	2,794,824		4,650,000	8,753,539
Asset retirement obligation	640,944	897,981		-	1,538,925
Future income taxes	400,370	125,877	2a	3,190,817	2,989,289
			2b	(727,775)	
	2,350,029	3,818,682		7,113,042	13,281,753
Shareholders' equity					
Share capital	1,706,052	2,548,906	2a	1,862,525	8,417,483
			2d	2,300,000	
Contributed surplus	11,556	287,304	2a	(287,304)	11,556
Retained earnings	2,413,070	13,697	2a	(13,697)	2,413,070
	4,130,678	2,849,907		3,861,524	10,842,109
	6,480,707	6,668,589		10,974,566	24,123,862

HIGH PLAINS ENERGY INC.

Pro Forma Consolidated Statement of Income (Loss)
For the Three Months Ended March 31, 2005
(Unaudited)

	High Plains $	Powermax $		Pro Forma Adjustments $	Pro Forma Consolidated $
REVENUE					
Petroleum and natural gas	395,685	1,204,606		-	1,600,291
Royalties	(38,787)	(138,416)		-	(177,203)
Gain on sale of marketable securities	-	55,731		-	55,731
Interest	-	14,572		-	14,572
Other income	336	-		-	336
	357,234	1,136,493		-	1,493,727
EXPENSES					
Operating and transportation costs	96,456	444,947		-	541,403
General and administrative	181,654	201,709		-	383,363
Depletion, depreciation and accretion	122,207	315,944	3b	227,129	665,280
Interest	-	14,268	3a	56,250	70,518
Foreign exchange loss	101,069	-		-	101,069
	501,386	976,868		283,379	1,761,633
Income (loss) before taxes	(144,152)	159,625		(283,379)	(267,906)
Income taxes					
Current	1,349	-		-	1,349
Future	(26,273)	55,868	3c	(104,850)	(75,255)
	(24,924)	55,868		(104,850)	(73,906)
Net income (loss)	(119,228)	103,757		(178,529)	(194,000)
Loss per Share					
Basic and diluted					(0.01)
Weighted average shares outstanding (Note 4)					
Basic and diluted					14,287,930

HIGH PLAINS ENERGY INC.

Pro Forma Consolidated Statement of Income (Loss)

For the Year Ended December 31, 2004
(Unaudited)

	High Plains $	Powermax $		Pro Forma Adjustments $	Pro Forma Consolidated $
REVENUE					
Petroleum and natural gas	1,702,954	3,682,398		-	5,385,352
Royalties	(246,327)	(423,521)		-	(669,848)
Gain on sale of marketable securities	-	6,631		-	6,631
Interest	-	11,065		-	11,065
Other income	9,350	-		-	9,350
	1,465,977	3,276,573		-	4,742,550
EXPENSES					
Operating and transportation costs	262,629	1,722,683		-	1,985,312
General and administrative	738,550	501,781		-	1,240,331
Depletion, depreciation and accretion	411,142	1,655,790	3b	467,032	2,533,964
Interest	-	42,266	3a	225,000	267,266
Foreign exchange loss	(53,413)	-		-	(53,413)
	1,358,908	3,922,520		692,032	5,973,460
Income (loss) before taxes	107,069	(645,947)		(692,032)	(1,230,910)
Income taxes					
Current	4,185	44,813		-	48,998
Future	(178,598)	(223,600)	3c	(256,052)	(658,250)
	(174,413)	(178,787)		(256,052)	(609,252)
Net income (loss)	281,482	(467,160)		(435,980)	(621,658)
Loss per Share					
Basic and diluted					(0.04)
Weighted average shares outstanding (Note 4)					
Basic and diluted					14,168,449

Notes to the Pro Forma Consolidated Financial Statements
For the Three Months Ended March 31, 2005 and
For the Year Ended December 31, 2004
(Unaudited)

1. BASIS OF PRESENTATION

The accompanying pro forma consolidated financial statements ("Pro Forma Consolidated Financial Statements") have been prepared for inclusion in the take-over bid circular of High Plains Energy Inc. ("High Plains") dated August 22, 2005 (the "Circular"). The Pro Forma Consolidated Financial Statements give effect to the proposed business combination through an Offer to Purchase ("Offer") whereby High Plains will acquire all of the issued and outstanding shares of Powermax Energy Inc. ("Powermax"). The business combination will be accounted for using the purchase method.

The Pro Forma Consolidated Financial Statements have been prepared from:

a) the audited consolidated financial statements of High Plains as at December 31, 2004 and for the year then ended and the unaudited interim consolidated financial statements as at March 31, 2005 and for the three month period then ended;

b) the audited financial statements of Powermax as at December 31, 2004 and for the year then ended and the unaudited interim financial statements as at March 31, 2005 and for the three month period then ended;

In the opinion of management of High Plains, these Pro Forma Consolidated Financial Statements include all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Accounting policies used in the preparation of the Pro Forma Consolidated Financial Statements are in accordance with those disclosed in the 2004 audited consolidated financial statements of High Plains.

The Pro Forma Consolidated Financial Statements are not necessarily indicative of the financial position or results of operations that would have occurred as at and for the three month period ended March 31, 2005 and the year ended December 31, 2004 or that may be attained in future years. In preparing these Pro Forma Consolidated Financial Statements, no adjustments have been made to reflect the operating synergies or general and administrative cost savings that may result from combining the operations of High Plains and Powermax.

These Pro Forma Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements of High Plains as at December 31, 2004 and for the year then ended, the unaudited interim financial statements of High Plains as at March 31, 2005 and for the three month period then ended, the audited financial statements of Powermax as at December 31, 2004 and for the year then ended, and the unaudited interim financial statements of Powermax as at March 31, 2005 and for the three month period then ended, all included elsewhere in the Circular.

2. PRO FORMA CONSOLIDATED BALANCE SHEET

The unaudited pro forma consolidated balance sheet gives effect to the issuance of 4,501,461 High Plains shares and the following assumptions and transactions as if they had occurred at the balance sheet date, March 31, 2005:

a) Business combination

The completion of the proposed business combination under the Offer which results in the payment of $0.5067 and the issuance of 0.333 High Plains share for each outstanding common share of Powermax.

The total number of common shares of Powermax to be acquired assumes 1,105,000 outstanding Powermax options are exercised prior to completion of the business combination. The amount allocated to the current assets to be acquired by High Plains has been increased by the proceeds of $436,400 related to the assumed exercise of the Powermax options.

The business combination has been accounted for as a purchase, using an ascribed value for each High Plains share based on the weighted average closing trading price of High Plains shares for the five days of trading prior to the announcement of the Offer, less an assumed discount for estimated brokerage fees which would have been incurred had there been a public offering.

	$
Consideration comprised of:	
Cash	6,849,520
Issuance of shares	4,411,431
Transaction costs	150,000
	11,410,951

	$
Purchase price allocation:	
Current assets, including option proceeds of $436,400	2,966,182
Petroleum and natural gas properties	12,762,637
Goodwill	2,691,631
Current liabilities	(2,794,824)
Future income taxes	(3,316,694)
Asset retirement obligation	(897,981)
	11,410,951

2. PRO FORMA CONSOLIDATED BALANCE SHEET (Continued)

a) Business combination (Continued)

The allocation of the purchase price will be finalized after the business combination has been completed and the number of shares and fair value of the assets and liabilities have been determined, accordingly, the above allocation is preliminary and subject to change.

b) High Plains' future income tax asset is reclassified to future income tax liability based on the newly consolidated companies' overall tax position.

c) The bank loan has been increased to $6,400,000 to reflect the commitment from the Company's lender to advance additional funds to the Company to satisfy its obligations under the Offer.

d) Cash has been increased to reflect the net cash proceeds of $2,300,000 received by High Plains in April 2005 resulting from the sale by private placement of 4,000,800 units, consisting of common shares and common share purchase warrants.

3. PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (LOSS)

The unaudited pro forma consolidated statements of income (loss) for the three months ended March 31, 2005 and the year ended December 31, 2004 give effect to the following assumed transactions and assumptions as if they had taken place at January 1, 2004:

a) Net increase in interest expense due to increased borrowings as a result of the transaction disclosed in Note 2(c).

b) Net increase in depletion, depreciation and accretion resulting from the increase in the carrying value of the Powermax petroleum and natural gas assets in accordance with the purchase method of accounting.

c) Adjustment to future income taxes for the above-noted interest and depletion, depreciation and accretion adjustment.

4. PER SHARE INFORMATION

The calculation of pro forma loss per share gives effect to the issuance of additional shares of High Plains under the business combination as set out in Note 2 as if those shares had been issued at January 1, 2004 as follows:

	Three Months Ended March 31, 2005	Year Ended December 31, 2004
Weighted average High Plains shares outstanding	5,785,669	5,666,188
Assumed shares issued on business combination	4,501,461	4,501,461
Shares issued by private placement	4,000,800	4,000,800
Total	14,287,930	14,168,449

APPENDIX "E"

PART 16 OF THE ABCA: TAKE-OVER BIDS - COMPULSORY PURCHASE

Definitions

194 In this Part,

(a) "dissenting offeree" means an offeree who does not accept a take-over bid and a person who acquires from an offeree a share for which a take-over bid is made;

(b) "offer" includes an invitation to make an offer;

(c) "offeree" means a person to whom a take-over bid is made;

(d) "offeree corporation" means a corporation whose shares are the object of a take-over bid;

(e) "offeror" means a person, other than an agent, who makes a take-over bid, and includes 2 or more persons who, directly or indirectly,

(i) make take-over bids jointly or in concert, or

(ii) intend to exercise jointly or in concert voting rights attached to shares for which a take-over bid is made;

(f) "share" means a share with or without voting rights and includes

(i) a security currently convertible into such a share, and

(ii) currently exercisable options and rights to acquire such a share or such a convertible security;

(g) "take-over bid" means an offer made by an offeror to shareholders to acquire all the shares of any class of shares of an offeree corporation not already owned by the offeror, and includes every take-over bid by a corporation to repurchase all the shares of any class of its shares that leaves outstanding voting shares of the corporation.

Compulsory acquisition of shares of dissenting offeree.

195

(1) A take-over bid is deemed to be dated as of the date on which it is sent.

(2) If within the time limited in a take-over bid for its acceptance or within 120 days after the date of a take-over bid, whichever period is the shorter, the bid is accepted by the holders of not less than 90% of the shares of any class of shares to which the take-over bid relates, other than shares of that class held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror, the offeror is entitled, on the bid being so accepted and on complying with this Part, to acquire the shares of that class held by the dissenting offerees.

(3) The rights of an offeror and offeree under this Part are subject to any unanimous shareholder agreement.

Offeror's notices

196

(1) An offeror may acquire shares held by a dissenting offeree by sending by registered mail within 60 days after the date of termination of the take-over bid and in any event within 180 days after the date of the take-over bid, an offeror's notice to each dissenting offeree stating that

(a) the offerees holding not less than 90% of the shares to which the bid relates have accepted the take-over bid,

(b) the offeror is bound to take up and pay for or has taken up and paid for the shares of the offerees who accepted the take-over bid,

(c) a dissenting offeree is required to elect

(i) to transfer the offeree's shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or

(ii) to demand payment of the fair value of the offeree's shares

(A) by notifying the offeror, and

(B) repealed 2005 c8 s45,

within 20 days after offeree receives the offeror's notice,

(d) a dissenting offeree who does not notify the offeror is deemed to have elected to transfer the offeree's shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid, and

(e) a dissenting offeree shall send the share certificates of the class of shares to which the take-over bid relates to the offeree corporation within 20 days after the offeree receives the offeror's notice.

(2) Concurrently with sending the offeror's notice under subsection (1), the offeror shall send or deliver to the offeree corporation a notice of adverse claim in accordance with section 77 with respect to each share held by a dissenting offeree.

Surrender of share certificate and payment of money

197

(1) A dissenting offeree to whom an offeror's notice is sent under section 196(1) shall, within 20 days after the offeree receives that notice, send the offeree's share certificates of the class of shares to which the take-over bid relates to the offeree corporation.

(2) Within 20 days after the offeror sends an offeror's notice under section 196(1), the offeror shall pay or transfer to the offeree corporation the amount of money or other consideration that the offeror would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under section 196(1)(c)(i).

Offeree corporation's obligations

198

(1) The offeree corporation is deemed to hold in trust for the dissenting offerees the money or other consideration it receives under section 197(2), and the offeree corporation shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Board or guaranteed by the Quebec Deposit Insurance Board, and shall place the other consideration in the custody of a bank or such other body corporate.

(2) Within 30 days after the offeror sends an offeror's notice under section 196(1), the offeree corporation shall, if the offeror has paid or transferred to the offeree corporation the money or other consideration referred to in section 197(2),

(a) issue to the offeror a share certificate in respect of the shares that were held by dissenting offerees,

(b) give to each dissenting offeree who elects to accept the take-over bid terms under section 196(1)(c)(i) and who sends or delivers the offeree's share certificates as required under section 197(1), the money or other consideration to which the Offeree is entitled, disregarding fractional shares, which may be paid for in money, and

(c) send to each dissenting shareholder who has not sent the shareholder's share certificates as required under section 197(1) a notice stating that

(i) the shareholder's shares have been cancelled,

(ii) the offeree corporation or some designated person holds in trust for the shareholder the money or other consideration to which the shareholder is entitled as payment for or in exchange for the shareholder's shares, and

(iii) the offeree corporation will, subject to sections 199 to 205, send that money or other consideration to the shareholder forthwith after receiving the shareholder's shares.

Offeror's right to apply

199

(1) If a dissenting offeree has elected to demand payment of the fair value of the offeree's shares under section 196(1)(c), the offeror may, within 20 days after the offeror has paid the money or transferred the other consideration under section 197(2), apply to the Court to fix the fair value of the shares of that dissenting offeree.

(2) If an offeror fails to apply to the Court under subsection (1), a dissenting offeree may apply to the Court for the same purpose within a further period of 20 days after the 20-day period referred to in subsection (1) has elapsed.

(3) Where no application is made to the Court under subsection (2) within the 20-day period provided for in that subsection, the dissenting offeree is deemed to have elected to transfer the offeree's shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid.

No security for costs

200 A dissenting offeree is not required to give security for costs in an application made under this Part.

Procedure on application

201 If more than one application is made under sections 196 and 199, the offeror or a dissenting offeree may apply to have the applications heard together.

Court to fix fair value

202 On an application under this Part, the Court shall fix a fair value for the shares of each dissenting offeree who is a party to the application.

Power of Court

203 The Court may in its discretion appoint one or more appraisers to assist the Court to fix a fair value for the shares of a dissenting offeree.

Final order

204 The final order of the Court is to be made against the offeror in favour of each dissenting offeree who has elected to demand payment of the fair value of the offeree's shares for the fair value of the offeree's shares as fixed by the Court.

Additional powers of Court

205 In connection with proceedings under this Part, the Court may make any order it thinks fit and, without limiting the generality of the foregoing, it may do any or all of the following:

(a) fix the amount of money or other consideration that is required to be held in trust under section 198(1);

(b) order that money or other consideration be held in trust by a person other than the offeree corporation;

(c) allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date the offeree sends or delivers the offeree's share certificates under section 197(1) until the date of payment;

(d) order that any money payable to a shareholder who cannot be found be paid to the Crown and section 228(3) applies in respect of money so paid.

Corporation's offer to repurchase its own shares

206

(1) If the take-over bid is an offer by a corporation to repurchase its own shares section 196(2) does not apply, and section 197(2) does not apply, but the corporation shall comply with section 198(1) within 20 days after it sends an offeror's notice under section 196(1).

(2) Subsection (3) applies if:

(a) the take-over bid is an offer by a corporation to repurchase its own shares, and

(b) the corporation is prohibited by section 34

(i) from depositing or placing the consideration for the shares pursuant to section 198(1), or

(ii) paying the amount for the shares fixed by the Court pursuant to section 202.

(3) If the conditions referred to in subsection (2) are met, the corporation

(a) shall re-issue to the dissenting offeree the shares for which the corporation is not allowed to pay, and

(b) is entitled to use for its own benefit any money or consideration deposited or placed under section 198(1), and

the dissenting offeree is reinstated to the offeree's full rights, as a shareholder.

The Depositary for the Offer is:

VALIANT TRUST COMPANY

By Mail:

Calgary
Valiant Trust Company
310, 606 4th Street SW
Calgary, Alberta T2P 1T1
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

OR

Vancouver
Valiant Trust Company
22nd Floor Park Place
666 Burrard Street
Vancouver, British Columbia V6C 2X8
Attention: Corporate Actions

Toll-Free: 1-866-313-1872
Email: inquiries@valianttrust.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone numbers and locations set out above.

THIS LETTER OF TRANSMITTAL IS ONLY FOR USE IN CONJUNCTION WITH THE OFFER BY HIGH PLAINS ENERGY INC. FOR ALL OF THE COMMON SHARES OF POWERMAX ENERGY INC. DATED AUGUST 22, 2005.

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. The Depositary (see below for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To accompany certificates
for
Common Shares
of

POWERMAX ENERGY INC.

To be deposited pursuant to the Offer dated August 22, 2005
of

HIGH PLAINS ENERGY INC.

This Letter of Transmittal, properly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany certificates for common shares (the "Powermax Shares") of Powermax Energy Inc. ("Powermax") deposited pursuant to the offer (the "Offer") dated August 22, 2005 made by High Plains Energy Inc. ("High Plains") to holders of Powermax Shares. Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiry Time may deposit such Powermax Shares according to the *Procedure for Guaranteed Delivery* set forth in Section 3 of the Offer.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used herein but not defined in this Letter of Transmittal have the meanings ascribed to them in the offer and circular dated August 22, 2005 that accompanies this Letter of Transmittal.

TO: HIGH PLAINS ENERGY INC.
AND TO: VALIANT TRUST COMPANY, as Depositary

The undersigned delivers to you the enclosed certificate(s) for Powermax Shares, details of which are as follows:

DESCRIPTION OF POWERMAX SHARES DEPOSITED

(if insufficient space, attach a list in the form below)

Certificate Number	Name in which Registered	Number of Powermax Shares Deposited (see Item 6 of the Instructions for Partial Tenders)
	TOTAL:	

(Attach list in the above form, if necessary)

The undersigned:

1. acknowledges receipt of the Offer and Circular dated August 22, 2005;

2. delivers to you the enclosed certificate(s) representing Powermax Shares and, subject only to the rights of withdrawal set out in the Offer, irrevocably accepts the Offer for and in respect of the Powermax Shares represented by such certificate(s) or the number thereof if so indicated (the "Purchased Shares") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to High Plains all right, title and interest in and to the Purchased Shares and in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on and after August 22, 2005 (collectively, the "Other Shares"), effective on and after the date that High Plains takes up and pays for the Purchased Shares (the "Effective Date");

3. represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Shares (and any Other Shares) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Shares (and Other Shares) to any other person; (b) the undersigned owns the Purchased Shares (and any Other Shares) being deposited within the meaning of applicable securities laws; (c) the deposit of such Purchased Shares (and any Other Shares) complies with applicable securities laws; and (d) when the Purchased Shares (and any Other Shares) are taken up and paid for by High Plains, High Plains will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

4. in the case of Shareholders who are residents of Canada or residents of any country other than Canada in which High Plains Shares may be lawfully delivered, directs High Plains and the Depositary, upon High Plains taking up the Purchased Shares: (a) to issue or cause to be issued cheque(s) and certificate(s) for High Plains Shares to which the undersigned is entitled for the Purchased Shares under the Offer in the name indicated below and to send such cheque(s) and certificate(s) by first class insured mail, postage prepaid, to the address, or hold the same for pick-up, as indicated below; and (b) return any certificates for Powermax Shares not purchased to the address indicated below (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the register maintained by Powermax);

5. waives any right to receive notice of purchase of the Purchased Shares;

6. irrevocably constitutes and appoints the Depositary and any officer of High Plains, and each of them, and any other person designated by High Plains in writing, as the High Plains and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Shares and the Other Shares, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and any Other Shares on the appropriate register of holders maintained by Powermax; and (b) except as otherwise may be agreed, to exercise any and all rights of the holder of the Purchased Shares and Other Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares and Other Shares, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Shares and such Other Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Powermax, and execute, endorse and negotiate for and in the name of and on behalf of the registered holder of Purchased Shares and Other Shares, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder of such Purchased Shares or Other Shares;

7. agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Powermax and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Other Shares, and agrees to execute and deliver to High Plains any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Shares and to designate in any such instruments of proxy the person or persons specified by High Plains as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Shares and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

8. agrees if Powermax should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Powermax Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of High Plains or its nominees or transferees on the registers maintained by Powermax of such Powermax Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of High Plains and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of High Plains, accompanied by appropriate documentation of transfer. Pending such remittance, High Plains will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, security, right, asset or other interest, and may withhold the entire consideration payable by High Plains pursuant to the Offer or deduct from the consideration payable by High Plains pursuant to the Offer the amount or value thereof, as determined by High Plains in its sole discretion;

9. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Shares to High Plains;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

11. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Powermax Shares deposited pursuant to the Offer will be determined by High Plains in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on High Plains, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice; and

12. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed with High Plains and the Depositary that any contract contemplated by the Offer and this Letter of Transmittal as well as all documents relating thereto be drawn up exclusively in the English language. En signant la présente Lettre de transmission, le soussigné est réputé avoir convenu avec High Plains et le dépositaire que tous les contrats découlant de l'Offre et de la présente Lettre de transmission et tous les documents afférents soient rédigés exclusivement en anglais.

FORM OF PAYMENT

Under the Offer, the undersigned hereby agrees to receive 0.333 of a of High Plains Share and $0.5067 of cash for each deposited Powermax Share.

Fractional interests in High Plains Shares will be settled by rounding up to the next whole High Plains Share. If a Shareholder (registered or beneficial) deposits more than one certificate for Powermax Shares, which are taken up under the Offer, the consideration to be paid to such Shareholder will be computed on the basis of the aggregate number of Powermax Shares deposited by such Shareholder

BOX A

ISSUE CHEQUE(S) AND CERTIFICATE(S) FOR HIGH PLAINS SHARES IN THE NAME OF: (please print or type):

Registered owner of Purchased Shares or:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Telephone - Business)

____
(Social Insurance Number)

BOX B

SEND CHEQUE(S) AND CERTIFICATE(S) FOR HIGH PLAINS SHARES (UNLESS BOX C IS CHECKED) TO: (please print or type)

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

BOX C

☐ HOLD CHEQUE(S) AND CERTIFICATE(S) FOR HIGH PLAINS SHARES FOR PICK-UP

BOX D

☐ CHECK HERE IF POWERMAX SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE **CALGARY** OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder:____________________________
Date of Execution of Notice of Guaranteed Delivery:____________________________
Name of Institution which Guaranteed Delivery:____________________________

RESIDENCE

The undersigned:

(a) is a resident of Canada ☐ Yes ☐ No

(b) is not a resident of Canada is a resident of United States ☐ Yes
Other: specify ____________________________

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by
(if required under Instruction 4):

Dated:____________________, 2005

____
Authorized Signature

____
Signature of Shareholder or Authorized Representative
(See Instructions 3 and 5)

____
Name of Guarantor (please print or type)

____
Name of Shareholder (please print or type)

____
Address (please print or type)

____
Name of Authorized Representative, if applicable
(please print or type)

INSTRUCTIONS

1. **Use of Letter of Transmittal**

   (a) This Letter of Transmittal, or a manually signed facsimile copy thereof, properly completed and duly executed as required by the instructions set forth below, together with accompanying certificates representing the Purchased Shares, must be received by the Depositary at any of the offices specified below before the Expiry Time unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

   (b) The method of delivery of this Letter of Transmittal, certificates representing Purchased Shares and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received. High Plains recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, High Plains recommends that registered mail with return receipt be used and that proper insurance be obtained. Shareholders whose Powermax Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Powermax Shares.

2. **Procedures for Guaranteed Delivery.** If a Shareholder wishes to deposit Powermax Shares pursuant to the Offer and: (i) the certificate(s) representing such Powermax Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such Powermax Shares and all other required documents to the Depositary prior to the Expiry Time, such Powermax Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

   (a) such a deposit is made by or through an Eligible Institution (as defined below);

   (b) a properly completed and duly executed Notice of Guaranteed Delivery (printed on *yellow* paper) in the form accompanying this Letter of Transmittal, or a manually signed facsimile thereof, is received by the Depositary at the office in Calgary as set forth in the Letter of Transmittal prior to the Expiry Time; and

   (c) the certificate(s) representing the Purchased Shares, in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, or a manually signed facsimile hereof, covering such Purchased Shares and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Calgary as set forth in the Letter of Transmittal on or before 4:30 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Date.

   An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. **Signatures.** This Letter of Transmittal must be completed and signed by the holder of Powermax Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

   (a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

   (b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Shares or if certificates representing High Plains Shares are to be issued to a person other than the registered holder(s): (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 below.

4. **Guarantee of Signatures.** If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Purchased Shares, if certificate(s) representing High Plains Shares are to be issued to a person other than such registered owner(s) (see Box A) as shown on the register of Shareholders maintained by Powermax, or if Purchased Shares deposited but not tendered are to be returned to a person other than such registered owner(s) as shown on the register of Shareholders maintained by Powermax, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations.** Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either High Plains or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders.** If less than the total number of Powermax Shares evidenced by any certificate are submitted to be deposited under the Offer, fill in the number of Powermax Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Powermax Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Transmittal. The total number of Powermax Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Miscellaneous**

   (a) If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Shares, additional certificate numbers and number of Purchased Shares may be included in a separate signed list affixed to this Letter of Transmittal.

   (b) If Purchased Shares are registered in different forms (e.g. "Joe Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

   (c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal (or a facsimile thereof) waive any right to receive any notice of acceptance of Purchased Shares for payment.

   (d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

   (e) Additional copies of the Offer and Circular (including documents incorporated herein by reference), the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary or the Soliciting Dealer at any of their offices at the addresses listed below.

8. **Commissions.** No brokerage fees or commissions will be payable by the depositing shareholder if the Offer is accepted by depositing Powermax Shares directly with the Depositary or Soliciting Dealer.

9. **Lost Certificates.** If a certificate representing the Powermax Shares has been lost or destroyed, this Letter of Transmitall should be completed as fully as possible, and forwarded, together with the letter describing the loss or destruction, to the Calgary office of the Depository, which must be properly completed and submitted in good order to the Depository. In addition, the registered Shareholder should immediately contact the transfer agent for Powermax so that arrangements can be made to issue a replacement certificate upon the holder satisfying the requirements of Powermax relating to the replacement certificates. The transfer agent will require written notice of the lost certificate.

Offices of the Depositary

The Depositary for the Offer is:

VALIANT TRUST COMPANY

By Mail:

Calgary
Valiant Trust Company
310, 606 4th Street SW
Calgary Alberta T2P 1T1
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

OR

Vancouver
Valiant Trust Company
22nd Floor Park Place
666 Burrard Street
Vancouver, British Columbia V6C 2X8
Attention: Corporate Actions

Toll-Free: 1-866-313-1872
Email: inquiries@valianttrust.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at its telephone numbers and locations set out above.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Common Shares
of
POWERMAX ENERGY INC.
To be deposited pursuant to the Offer dated August 22, 2005
of
HIGH PLAINS ENERGY INC.

The terms and conditions of the Offer set forth in the offer and circular of High Plains Energy Inc. dated August 22, 2005 sent to holders of common shares of Powermax Energy Inc. are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used herein but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer.

If a Shareholder wishes to deposit Powermax Shares pursuant to the Offer and (i) the certificate(s) representing such Powermax Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificate(s) representing such Powermax Shares and all other required documents to the Depositary prior to the Expiry Time, as defined in the Offer, such Powermax Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received by the Depositary at its office in Calgary listed below prior to the Expiry Time; and

(c) the certificate(s) representing such Powermax Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering the Powermax Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Calgary listed below on or before 4:30 p.m. (Calgary time) on the third trading day on the TSXV after the Expiry Date.

This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mailed to the Depositary so as to be received by the Depositary at the office in Calgary prior to the Expiry Time and must include a guarantee by an Eligible Institution, in the form set out below.

This form is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO: HIGH PLAINS ENERGY INC.
AND TO: VALIANT TRUST COMPANY, AS DEPOSITARY

By Mail:

Calgary
Valiant Trust Company
310, 606 4th Street SW
Calgary Alberta T2P 1T1
Attention: Corporate Actions

By Hand, by Courier, by Fax, or by Registered Mail:

Fax: 403.233.2857
Toll-Free: 1-866-313-1872
Email: inquiries@valianttrust.com

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile other than as set forth above does not constitute a valid delivery.

The undersigned Shareholder hereby deposits with High Plains, upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Powermax Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer and Instruction 2 of the Letter of Transmittal.

Number of Powermax Shares	Certificate No. (if available)	Name and Address of Shareholder (please print)

TOTAL POWERMAX SHARES

Area Code and Telephone Number during Business Hours:

( )

Dated:

GUARANTEE

The undersigned, an Eligible Institution, hereby **guarantees delivery to the Depositary** (at its office in Calgary listed above) of the certificate(s) representing Powermax Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all documents required by the Letter of Transmittal, on or before 4:30 p.m. (Calgary time) on the third trading day on the TSXV after the Expiry Date.

Date: ______________________ ______________________
Firm

______________________ ______________________
(Authorized Signature) (Please print name)

______________________ ______________________
(Address) (Area Code and Telephone Number)

PRE-MERGER AGREEMENT

Between

HIGH PLAINS ENERGY INC.

and

POWERMAX ENERGY INC.

Dated as of July 27, 2005

TABLE OF CONTENTS

Page

PRE-MERGER AGREEMENT

THIS AGREEMENT is as of the 27th day of July, 2005.

BETWEEN:

> **HIGH PLAINS ENERGY INC.**, a corporation incorporated under the laws of the Province of Alberta, and having an office in Calgary, Alberta ("**High Plains**")
>
> \- and -
>
> **POWERMAX ENERGY INC.**, a corporation incorporated under the laws of the Province of Alberta and having an office in Calgary, Alberta ("**Powermax**")

BACKGROUND:

(a) the Powermax Board (as defined herein) wishes to encourage High Plains to make an offer to the holders of Powermax Shares (as defined herein) to purchase all of the issued and outstanding Powermax Shares (including any Powermax Shares that may be issued after the date hereof upon the exercise of outstanding Powermax Options) on the terms and subject to the conditions set forth in this agreement;

(b) the Powermax Board, based on, among other things, the oral advice of its financial advisor, Northern Securities Inc., has unanimously determined that the proposed offer is fair, from a financial point of view, to the holders of Powermax Shares and upon receipt of a favourable written fairness opinion from its financial advisor it will unanimously recommend acceptance of such offer to the holders of Powermax Shares and cooperate with High Plains with respect to its offer as set forth herein;

(c) the Powermax Board has determined that it would be in the best interests of Powermax and its shareholders for Powermax to enter into this Agreement; and

(d) High Plains is willing to make an offer, on the terms and subject to the conditions set out in this Agreement;

IN CONSIDERATION OF the mutual covenants hereinafter contained and other good and valuable consideration (the receipt and adequacy whereof are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms will have the indicated meanings and grammatical variations of such words and terms will have corresponding meanings:

"**ABCA**" means the *Business Corporations Act* (Alberta), as in effect on the date hereof;

"**Act**" means the *Securities Act* (Alberta), as in effect on the date hereof;

"**affiliate**" has the meaning contemplated by the Act;

"**Agreement**", "**this Agreement**", "**herein**", "**hereto**", and "**hereof**" and similar expressions refer to this Agreement, as the same may be amended or supplemented from time to time and, where applicable, to the appropriate Schedules hereto;

"**BOE**" means barrels of oil equivalent of natural gas and crude oil converted on the basis of 1 BOE for 6 Mcf of natural gas and "MBOE" means 1,000 BOEs;

"**Business Day**" means any day, excepting Saturdays, Sundays and statutory holidays observed in Calgary, Alberta;

"**Canadian GAAP**" means Canadian generally accepted accounting principles applied on a consistent basis;

"**Corporate Laws**" means all applicable corporate laws, including those ascribed thereto in the ABCA;

"**Designated Officers**" means Benhard Anderson and Vince Ghazar for High Plans and Johannes Kingma and Vince Ghazar for Powermax;

"**diluted basis**" with respect to the number of outstanding Powermax Shares at any time, means such number of outstanding Powermax Shares actually issued and outstanding, together with all Powermax Shares that may be issued on the exercise of all outstanding Powermax Options;

"**Disclosed Information**" means all written information disclosed to High Plains (or its agents or representatives) in respect of the business, operations and affairs of Powermax or disclosed to Powermax (or its agents or representatives) in respect of the business, operations and affairs of High Plains, as the case may be, at or prior to the date of this Agreement;

"**Documents of Title**" means, collectively, any and all certificates of title, leases, permits, licences, unit agreements, assignments, trust declarations, royalty agreements, operating agreements or procedures, participation agreements, farm-in and farm-out agreements, sale and purchase agreements, pooling agreements and other agreements by virtue of which the Powermax Interests or the High Plains Interests, as the case may be, are derived;

"**Effective Time**" means the time on the Take-up Date that High Plains has taken-up at least the Minimum Required Shares pursuant to the Offer;

"**Employee Obligations**" means the obligations of Powermax to its directors, officers, employees and consultants for retention, severance, termination or bonus payments in connection with a termination of employment or change of control of Powermax pursuant to any written agreements or resolution of the Powermax Board, pension plans or other plans, Powermax's severance, retention or other policies or otherwise in accordance with applicable law;

"**Environmental Laws**" has the meaning ascribed thereto in Section 5.13;

"**Expiry Time**" means the Initial Expiry Time, unless the Offer is extended in which case it means the expiry time of the Offer as extended from time to time;

"**Government Authority**" has the meaning ascribed thereto in Section 5.13;

"**High Plains Financial Statements**" means, collectively, the audited comparative consolidated financial statements of High Plains for the year ended December 31, 2004 and the interim unaudited comparative consolidated financial statements of High Plains for the three-month period ended March 31, 2005;

"**High Plains Interests**" has the meaning ascribed thereto in Section 5.11 hereof;

"**High Plains Non-Completion Fee**" has the meaning ascribed thereto in Section 8.2;

"**High Plains Shares**" means the common shares in the capital of High Plains;

"**High Plains Subsidiaries**" means Griffon Petroleum, Inc. and Northern Gas Marketing Inc.;

"**Initial Expiry Time**" means 4:30 p.m. (Calgary time) on the first Business Day following the 35th day after the day of the mailing of the Offer Documents to the holders of Powermax Shares (where the first day of such period is the day immediately following the day of mailing);

"**material**" when used in relation to Powermax or High Plains, means a fact, asset, liability, transaction or circumstance, as applicable, concerning the business, assets, rights, liabilities, capitalization, operations, prospects or financial condition of Powermax or High Plains, as the case may be, that: (a) would be reasonably likely to have a significant effect on the value of the Powermax Shares or High Plains Shares, as the case may be; or (b) that would prevent or materially delay completion of the Offer in accordance with this Agreement, or any compulsory acquisition or Second Stage Transaction;

"**Material Adverse Change**" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, prospects, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Powermax or High Plains and the High Plains Subsidiaries, as the case may be, that is, or could reasonably be expected to be, materially adverse to the business of Powermax or High Plains and the High Plains Subsidiaries (taken as a whole), as the case may be, and the High Plains Subsidiaries considered as a whole, other than a change: (a) that relates to or arises out of a matter that has, prior to the date hereof, been publicly disclosed or otherwise disclosed in writing to the other party hereto; (b) that relates to or arises out of conditions affecting the oil and gas industry as a whole; (c) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (d) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons;

"**Material Adverse Effect**" in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Powermax or High Plains and the High Plains Subsidiaries taken as a whole, as applicable, provided that a Material Adverse Effect does not include an adverse effect: (a) that relates to or arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to High Plains or Powermax, as applicable, prior to the date hereof; (b) that relates to or arises out of conditions affecting the oil and gas industry as a whole; (c) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (d) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons;

"**Minimum Condition**" means the condition set forth in paragraph (a) of Schedule A;

"**Minimum Required Shares**" means at least that number of the outstanding Powermax Shares required to be tendered to the Offer to satisfy the Minimum Condition, unless High Plains waives the Minimum Condition (to the extent permitted herein), in which case "Minimum Required Shares" means that number of the outstanding Powermax Shares that High Plains takes up on the Take-up Date;

"**misrepresentation**" has the meaning ascribed thereto under the Act;

"**NI 51-101**" means National Instrument 51-101 of the Canadian Securities Administrators;

"**Offer**" has the meaning ascribed thereto in Section 2.1(a);

"**Offer Documents**" has the meaning ascribed thereto in Section 2.3(a);

"**PLA**" means Paddock Lindstrom & Associates Ltd.;

"**PLA High Plains Report**" means the report dated March 23, 2005 of PLA evaluating the crude oil, natural gas liquids and natural gas reserves of High Plains and the High Plains Subsidiaries effective December 31, 2004;

"**Powermax Acquisition Proposal**" has the meaning ascribed thereto in Section 8.3(b)(i) hereof;

"**Powermax Board**" means the board of directors of Powermax;

"**Powermax Directors' Circular**" has the meaning ascribed thereto in Section 2.2(a) hereof;

"**Powermax Disclosure Letter**" means the letter of even date herewith from Powermax to High Plains delivered concurrently with this Agreement;

"**Powermax Financial Statements**" means, collectively, the audited comparative financial statements of Powermax as at and for the year ended December 31, 2004, the interim unaudited comparative financial statements of Powermax as at and for the three month period ended March 31, 2005;

"**Powermax Interests**" has the meaning ascribed thereto in Section 6.11;

"**Powermax Non-Completion Fee**" has the meaning described thereto in Section 9.3;

"**Powermax Options**" means the outstanding options to acquire Powermax Shares;

"**Powermax Shares**" means the common shares in the capital of Powermax and includes any common shares of Powermax issued after the date hereof upon the exercise of outstanding Powermax Options;

"**Pre-Tender Agreements**" means agreements between certain holders of Powermax Shares and Powermax Options and High Plains pursuant to which such holders agree to tender their Powermax Shares under the Offer;

"**Representatives**" has the meaning ascribed thereto in Section 8.3(a);

"**Second Stage Transaction**" has the meaning ascribed thereto in Section 4.1;

"**Securities Authorities**" means the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada;

"**Securities Laws**" means all securities laws, statutes, rules and regulations and all notices, blanket orders, blanket rulings, rules and policies of the TSX-V and the Securities Authorities in Canada and all securities laws, statutes, rules and regulations applicable in the United States;

"**Sproule**" means Sproule Associates Limited;

"**Sproule Powermax Report**" means the report dated March 23, 2005 of Sproule evaluating the crude oil, natural gas, liquids and natural gas reserves of Powermax effective December 31, 2004;

"**subsidiary**" has the meaning contemplated by the Act;

"**Superior Proposal**" has the meaning ascribed thereto in Section 8.3;

"**Swaps**" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, hedges, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

"**Take-over Proposal**" means a proposal or offer (other than by High Plains), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Powermax or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Powermax Shares, whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale or exchange of shares, sale of assets, tender offer or exchange offer or similar transaction involving Powermax, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Powermax or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Powermax Shares (in all cases other than the transactions contemplated by this Agreement);

"**Take-up Date**" means the date that High Plains first takes up and acquires Powermax Shares pursuant to the Offer;

"**Tax Act**" means the *Income Tax Act* (Canada), together with any and all regulations promulgated thereunder, as amended from time to time; and

"**TSX-V**" means the TSX Venture Exchange Inc.

1.2 Expanded Meanings

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a) words used herein importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations and corporations, and the remainder of any sentence in which any such word is used is to be construed as if the necessary grammatical and terminological changes had been made to incorporate such inclusions;

(b) the term "**person**" means an individual, partnership, corporation, association, trust, joint venture, unincorporated organization and any government, government department or agency or political subdivision thereof;

(c) the terms "**in writing**" or "**written**" include printing, typewriting, or any electronic means of communication by which words are capable of being visually reproduced at a distant point of reception, including by facsimile and email transmissions;

(d) references herein to any agreement or instrument, including this Agreement, are deemed to be references to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time, and any specific references herein to any legislation or enactment are deemed to be references to such legislation or enactment as the same may be amended or replaced from time to time;

(e) unless expressly modified by the words "**only**" or "**solely**", the words "**include**", "**includes**" or "**including**", when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather are to be construed as meaning "include(s) without limitation" or "including without limitation" (as the context requires) and permitting such general term or statement to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(f) a reference to time or date is to the local time or date in Calgary, Alberta, unless specifically indicated otherwise; and

(g) a reference to "**approval**", "**authorization**", "**consent**", "**designation**" or "**notice**" means written approval, authorization, consent, designation or notice, as the case may be, unless specifically indicated otherwise.

1.3 Deemed Currency

In the absence of a specific designation of any currency, any dollar amounts referenced herein are deemed to refer to lawful currency of Canada.

1.4 Headings, etc.

The division of this Agreement into Articles and Sections, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made.

1.5 Date for any Action

If any date on which any action is required to be taken hereunder by any of the parties hereunder is not a Business Day, such action is required to be taken on the next succeeding day that is a Business Day.

1.6 Governing Law

This Agreement is governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

1.7 Attornment

Each of the parties hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement is effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

1.8 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made are to be made in a manner consistent with Canadian GAAP applied on a consistent basis.

1.9 Interpretation Not Affected by Party Drafting

The parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party not applicable to the interpretation of this Agreement.

1.10 Knowledge

Where in this Agreement a representation or warranty is made on the basis of the knowledge or awareness of High Plains or Powermax, such knowledge or awareness consists only of the actual knowledge or awareness, as of the date of this Agreement, of the Designated Officers after due inquiry but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.11 Incorporation of Schedules

The following schedule attached hereto and described below are, for all purposes hereof, incorporated into and form an integral part of this Agreement:

Schedule A	-	Conditions to the Offer
Schedule B	-	Form of Pre-Tender Agreement
Schedule C	-	Properties to be Transferred

ARTICLE 2
THE OFFER

2.1 The Offer

(a) Subject to the terms and subject to the conditions set out in this Agreement, High Plains will mail to holders of Powermax Shares and Powermax Options as soon as practicable but in any event not later than 11:59 p.m. (Calgary time) on August 12, 2005, an offer to acquire all of the outstanding Powermax Shares (including any Powermax Shares that are issued after the date of the Offer and prior to the Expiry Time on the exercise of Powermax Options), on the basis of the payment cash in the amount of $0.5067 and 0.333 of a High Plains Share for each outstanding Powermax Share. The maximum aggregate amount of cash payable under the Offer is limited to $6.9 million.

The offer to acquire is to be made in accordance with this Agreement, Corporate Laws and Securities Laws and subject only to the conditions set forth in Schedule A hereto and such other conditions as mutually agreed to by the parties hereto (the "**Offer**", which term includes any amendments to, variations of, or extensions of, such Offer, any change in the consideration offered for the Powermax Shares, the removal or waiver of any condition or extension of the date by which Powermax Shares may be tendered under the Offer by the holder thereof). High Plains and Powermax will cooperate in making on a timely basis any filings with respect to the Offer, including amendments thereafter as required by Securities Laws or Corporate Laws. The Offer is to be prepared in the English language only. Notwithstanding the foregoing, the Offer may provide that the Offer is only being made in jurisdictions where permitted and that the Offeror will deliver High Plains Shares only to holders of Powermax Shares outside of Canada if can be done so in compliance with applicable securities laws of such jurisdiction and provided it does not require the filing of any prospectus, registration statement or similar document by High Plains, result in any reporting obligations of High Plains in such jurisdiction or result in any material cost to High Plains in connection therewith. High Plains will provide Powermax with a draft copy of the Offer Documents prior to their finalization for Powermax's review and comment.

(b) High Plains may make the Offer directly itself or indirectly through one or more direct or indirect subsidiaries or affiliates or any combination thereof (which, for the purposes hereof, may include a partnership, all of the partners of which are direct or indirect wholly-owned subsidiaries of High Plains). In the event that any of those other entities makes the Offer, the term "**High Plains**" as used herein includes all of such entities, but High Plains continues to be liable to Powermax for High Plains' obligations hereunder and for any default in performance by any such other entity.

(c) The Offer is to expire at the Initial Expiry Time, except that the Offer may be extended one or more times, at the sole discretion of High Plains, if the conditions thereto set forth in Schedule A hereto are not satisfied at the date and time at which the Offer would otherwise expire in accordance with its terms or if such conditions are satisfied or waived at or prior to the time set for expiry of the Offer and High Plains has concurrently with or before such extension taken up and paid for all Powermax Shares then validly tendered (and not properly withdrawn) pursuant to the Offer. If any required regulatory approval is not obtained prior to the time that the Offer is scheduled to terminate, unless such approval has been denied, High Plains will extend the Offer for a period of not less than 10 days past the Initial Expiry Time pending receipt of such approval. Subject to the satisfaction or waiver of the conditions set forth in Schedule A hereto, High Plains will take-up and pay for all Powermax Shares validly tendered (and not properly withdrawn) pursuant to the Offer at or prior to the time that it is legally required to do so. Each of High Plains and Powermax will use all commercially reasonable efforts to consummate the Offer, subject to the terms and conditions thereof.

(d) High Plains may, in its sole discretion, amend or extend, vary or waive any term or condition of the Offer, provided that High Plains will not, without the prior consent of Powermax, waive or reduce the Minimum Required Shares to less than 50% of the issued and outstanding Powermax Shares on a diluted basis, impose additional conditions to the Offer except for those conditions set forth in Schedule A hereto, decrease or change the form of the consideration to be paid for each

Powermax Share (unless the consideration includes consideration in addition to the share consideration required to be offered pursuant to the provisions hereof), or make any other change in the Offer which is materially adverse to holders of Powermax Shares (and for which purpose an extension of the Offer or waiver of a condition, other than a reduction of the Minimum Condition to below 50% of the outstanding Powermax Shares, is not considered adverse).

(e) High Plains will instruct the depositary under the Offer to advise Powermax from time to time as Powermax may reasonably request in writing and in such manner as Powermax may reasonably request in writing, as to the number of Powermax Shares that have been tendered (and not withdrawn) under the Offer.

(f) High Plains' obligation to make the Offer is conditional upon:

(i) no event having occurred or circumstance existing which would make it impossible or impracticable to satisfy one or more of the conditions of the Offer described in Schedule A attached hereto;

(ii) the execution and delivery to High Plains of severance agreements (payments pursuant to which are to be conditional on the occurrence of the Take-Up Date) concerning current and past officers and employees of Powermax and subsidiaries of Powermax, if applicable;

(iii) receipt of all regulatory approvals, waivers and consents to the making of the Offer which in the sole judgment of High Plains, acting reasonably, may be necessary, each in form and substance satisfactory to High Plains, acting reasonably (including any orders of applicable securities regulatory authorities (including the Securities Authorities, to the extent required) in respect of the manner that shareholders outside of Canada are dealt with under the Offer);

(iv) persons holding not less than 66.66667% of the outstanding Powermax Shares on a diluted basis (including all directors and officers of Powermax) having entered into Pre-Tender Agreements concurrently with the execution of this Agreement;

(v) the execution and delivery to High Plains of agreements with each of the holders of Powermax Options, or other evidence satisfactory to High Plains, that any Powermax Options not exercised or surrendered prior to the Take-up Date have been terminated immediately prior to such time, in form and substance satisfactory to High Plains;

(vi) all directors, officers and other non-arm's length parties of Powermax that are indebted to Powermax, if any, having agreed on terms satisfactory to High Plains to repay such indebtedness to Powermax concurrent with the Effective Time, upon payment or set-off of any severance obligation owing by Powermax;

(vii) each of the directors and officers of Powermax having agreed to resign as directors and officers of Powermax forthwith upon and having effect as of the Effective Time;

(viii) the Powermax Board having (A) unanimously recommended (and not modified or changed such recommendation) that holders of Powermax Shares accept the Offer, based on, among other things, its receipt of a favourable written fairness opinion from its financial advisor, Northern Securities Inc., and (B) finalized the Powermax Directors' Circular (as contemplated herein) to be mailed concurrently with the Offer Documents);

(ix) each of the representations and warranties of Powermax provided herein being true and correct at the date the Offer is made and Powermax having complied with each of its covenants and obligations set out herein except for any breaches of representations, warranties, covenants or obligations which, in aggregate, would not have a Material Adverse Effect on Powermax or on the ability of High Plains to consummate the transactions contemplated hereby or to complete a Second Stage Transaction;

(x) High Plains being satisfied that a Material Adverse Change in respect of Powermax has not occurred;

(xi) no person having commenced a bona fide action for injunctive relief against the performance of this Agreement or the completion of the Offer and no event having occurred or circumstances existing that would make it impossible or impractical to satisfy one or more of the conditions of the Offer set forth in Schedule A hereto; and

(xii) no person having made a Take-over Proposal which provides (or if successful would provide) to holders of Powermax Shares consideration that has greater value per Powermax Share than the value per Powermax Share that would be provided pursuant to the Offer (as determined by High Plains' financial advisor, acting reasonably);

The foregoing conditions in this Section 2.1 (f) are for the sole benefit of High Plains and may be waived by High Plains in whole or in part, in its sole discretion, at any time and from time to time, without prejudice to any other rights it may have.

(g) In addition, the parties agree that if High Plains is not satisfied with the results of its due diligence investigations with respect to Powermax (and its business and affairs) by 5:00 p.m. (Calgary time) on July 29, 2005, and High Plains has notified Powermax at or before the applicable time, then High Plains is not obligated to make the Offer and this Agreement is terminated, provided that the foregoing is a condition for the exclusive benefit of High Plains and may be waived, in whole or in part.

2.2 Powermax Directors' Circular

(a) Powermax hereby consents to the Offer as set forth in Section 2.1 and confirms that the Powermax Board has unanimously approved the Offer and this Agreement and, based on advice from its financial advisor, has determined that the Offer is fair, from a financial point of view, to the holders of Powermax Shares and is in the best interests of Powermax and holders of Powermax Shares and has unanimously resolved to recommend acceptance of the Offer by the holders of Powermax Shares. Powermax agrees that it will mail and file a directors' circular in accordance with Securities Laws and Corporate Laws, which directors' circular must, among other things, set forth the recommendation of the Powermax Board described above and the favourable written fairness opinion of its financial advisor (the "**Powermax Directors' Circular**"). Powermax will provide High Plains with draft copies of the Powermax Directors' Circular prior to its finalization for High Plains' review and comment and the parties will use all reasonable best efforts to cause the Powermax Directors' Circular to be mailed together with the Offer Documents.

(b) The Powermax Board has been advised that the directors and officers of Powermax intend to tender to the Offer the Powermax Shares they beneficially own (and which they exercise control or direction over and those which they acquire prior to expiry of the Offer), and will exercise all of their Powermax Options. Powermax will use its reasonable commercial efforts to deliver (concurrently with the execution of this Agreement) Pre-Tender Agreements duly executed by all directors and officers.

(c) Powermax represents and warrants that it has obtained oral advice from Northern Securities Inc., in respect of the Offer, that the consideration to be received by the holders of Powermax Shares pursuant to the Offer is fair to holders of Powermax Shares, from a financial point of view, and that Northern Securities Inc. will provide a written opinion to such effect on or before the date of the Powermax Directors' Circular.

(d) Powermax will cause the Powermax Directors' Circular, when filed with the appropriate Securities Authorities and mailed to the holders of Powermax Shares and Powermax Options to:

(i) contain all information which is required to be included therein in accordance with all applicable laws, including all applicable Corporate Laws and applicable Securities Laws and in all respects comply with the requirements of all applicable laws;

(ii) disclose the execution and delivery of such Pre-Tender Agreements and the agreement of the directors and officers of Powermax to tender their Powermax Shares, including Powermax Shares issued on the exercise of Powermax Options, as applicable, pursuant to the Offer; and

(iii) contain the fairness opinion referred to in Section 2.2(c).

(e) The Powermax Board may only withdraw, modify or change any recommendation with respect to the Offer:

(i) as permitted under Section 8.3; or

(ii) in the event the Agreement is terminated prior to such withdrawal, modification or change.

2.3 Offer Documents

(a) Within the time periods required pursuant to this Agreement and Securities Laws, High Plains will file or cause to be filed with the appropriate Securities Authorities and mailed to holders of Powermax Shares and Powermax Options an Offer to Purchase and Take-over Bid Circular, and the related letter of transmittal and notice of guaranteed delivery pursuant to which the Offer will be made (collectively, the "**Offer Documents**"). The Offer Documents, when filed with the Securities Authorities and when mailed to holders of Powermax Shares and Powermax Options are to contain (or are to be amended in a timely manner to contain) all information that is required to be included therein in accordance with the ABCA and any applicable securities laws and all Corporate Laws, subject to any applicable exemptions from such laws granted by a competent regulatory authority.

(b) Powermax will provide such assistance to High Plains and its Representatives as High Plains may reasonably request in connection with the preparation of and mailing of the Offer Documents (and any amendments and supplements thereto) to the holders of the Powermax Shares and Powermax Options and to such other persons as are entitled to receive the Offer under Securities Laws, including providing lists and updated or supplemental lists of the holders of Powermax Shares (including, to the extent reasonably possible, lists of beneficial shareholders) and of the holders of Powermax Options) and mailing labels with respect to all such holders of securities as soon as practicable after the date of this Agreement but in any event no later than the close of business in Calgary on the fourth day prior to the mailing of the Offer Documents (and such other dates(s) that High Plains may reasonably request) and updates or supplements thereto from time to time as may be requested by High Plains. If requested by High Plains, Powermax will consent to and permit its registrar and transfer agent to act as depositary under and in connection with the Offer. Powermax will also make such of its executive officers available for meetings with holders of Powermax Shares and others as High Plains may reasonably request.

(c) High Plains agrees to provide such assistance to Powermax and its representatives as Powermax may reasonably request in connection with communicating the Offer and any amendments or supplements thereto to the holders of the Powermax Shares and Powermax Options and to such other persons as are entitled to receive the Offer under Securities Laws.

(d) Upon the request of High Plains, Powermax will provide a certificate of the Chief Executive Officer and Chief Financial Officer of Powermax (or such other officers as are acceptable to High Plains, acting reasonably), effective immediately prior to the time High Plains intends to take up Powermax Shares pursuant to the Offer (including the Effective Time on the Take-up Date), that:

(i) except as contemplated by this Agreement, the representations and warranties made by Powermax in this Agreement are true and correct in all material respects as at the date that High Plains takes up Powermax Shares pursuant to the Offer (including the Take-up Date) as if made on and as of such date;

(ii) Powermax has complied in all material respects with its covenants contained in this Agreement;

(iii) there has not occurred any Material Adverse Change in respect of Powermax; and

(iv) in respect of the Take-up Date, there are not more than 13,524,900 Powermax Shares outstanding (assuming exercise of all Powermax Options) immediately prior to the time that High Plains first takes up Powermax Shares pursuant to the Offer, and, at the time High Plains takes up any Powermax Shares pursuant to the Offer, there are no outstanding Powermax Options or other rights to acquire any Powermax Shares (such officers' certificate is to be adjusted as to the outstanding Powermax Shares as of the date of High Plains' taking up shares subsequent to the Take-up Date, if applicable).

2.4 Outstanding Powermax Options

(a) Subject to the receipt of any necessary regulatory approvals, all persons holding Powermax Options, who may do so under Securities Laws and in accordance with the terms of the Powermax Options held by them, are entitled to exercise all of their Powermax Options and tender all Powermax Shares issued in connection therewith under the Offer upon payment of the exercise price in full. It is agreed by High Plains that all Powermax Options that are tendered to Powermax for exercise, conditional on High Plains taking up Powermax Shares under the Offer ("**Conditional Option Exercise**"), are deemed to have been exercised concurrently with the take-up of Powermax Shares by High Plains. Furthermore, High Plains will accept as validly tendered under the Offer as of the Take-up Date, all Powermax Shares that are to be issued pursuant to the Conditional Option Exercise, provided that the holders of such Powermax Options indicate that such shares are tendered pursuant to the Offer and provided that those Powermax Options are exercised. The Parties acknowledge and agree that all holders of Powermax Options who are party to a Pre-Tender Agreement are to exercise all of their Powermax Options pursuant to the conditional Option Exercise process and tender to the Offer all Powermax Shares issued upon such exercise.

(b) Powermax will use its commercially reasonable efforts to ensure that all outstanding Powermax Options are either exercised, terminated, expired or surrendered prior to the Take-up Date provided that Powermax will not pay the holders any amount in consideration therefor without the prior approval of High Plains, and will not grant any additional Powermax Option or other rights to purchase or acquire Powermax Shares or make any amendments to outstanding Powermax Options without the prior written consent of High Plains, except to permit the early vesting of all such Powermax Options and to cause the cancellation, termination, expiry or surrender of the Powermax Options prior to the Take-up Date without payment therefor.

(c) Powermax represents that its directors have determined to cause Powermax to use reasonable commercial efforts to encourage and facilitate all persons holding Powermax Options to exercise those options and tender all Powermax Shares issued in connection therewith to the Offer as set forth above in this Section 2.4; and

(d) Powermax will promptly notify High Plains in writing of any exercise of Powermax Options pursuant to Section 2.4(a) to be valid for the purposes hereof, such notice is to disclose full particulars of each such exercise pursuant to Section 2.4(a).

ARTICLE 3
PUBLICITY AND SOLICITATION

3.1 Press Releases, etc.

Forthwith after entering into this Agreement, High Plains and Powermax will jointly announce the entering into of this Agreement and the terms of the Offer by a mutually agreed upon press release. From the date hereof until the Expiry Time, each of High Plains and Powermax will consult and cooperate with and advise each other prior to issuing any press release or other public disclosures or other written statement to the media or shareholders with respect to this Agreement, the transactions contemplated hereby or any other matters relating to the proposed business combination between High Plains and Powermax. Neither High Plains nor Powermax will issue any such press release or make any such public disclosures or statement prior to such consultation, except as may be required by applicable law or by obligations pursuant to any listing agreement with a stock exchange and only after using its reasonable commercial efforts to consult the other party taking into account the time constraints to which it is subject as a result of such law or obligation.

ARTICLE 4
TRANSACTIONS FOLLOWING COMPLETION OF THE OFFER

4.1 Second Stage Transaction

If High Plains takes up and pays for Powermax Shares pursuant to the terms of the Offer, and thereby acquires at least the Minimum Required Shares, Powermax agrees to use all commercially reasonable efforts to assist High Plains in acquiring the balance of the Powermax Shares by way of a statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions (each a "**Second Stage Transaction**") carried out for consideration per Powermax Share that is not less than the consideration paid pursuant to the Offer. Nothing herein is to be construed to prevent High Plains from acquiring, directly or indirectly, additional Powermax Shares in the open market, by privately negotiated transactions, in another take-over bid, tender or exchange offer, or otherwise in accordance with Securities Laws (including by way of compulsory acquisition) following completion of the Offer.

4.2 Information Circular, Etc.

Without limiting Section 4.1, Powermax agrees that if High Plains is required to effect a Second Stage Transaction which requires approval of holders of Powermax Shares in a meeting of holders of Powermax Shares, Powermax will take all action necessary in accordance with Securities Laws, Corporate Laws, other applicable laws and regulatory or stock exchange requirements and the constating documents of Powermax to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable to consider and vote upon the action proposed by High Plains. In the event of such a meeting or meetings, Powermax will use all commercially reasonable efforts to mail to its shareholders an Information Circular with respect to the meeting of holders of Powermax Shares. The term "**Information Circular**" means such proxy or other required informational statement or circular, as the case may be, and all related materials at the time required to be mailed to holders of Powermax Shares and all amendments or supplements thereto, if any. High Plains and Powermax, as applicable, will use all commercially reasonable efforts to obtain and furnish the information required to be included in any Information Circular. The information provided and to be provided by High Plains and Powermax, as applicable, for use in the Information Circular, on both the date that the Information Circular is first mailed to Powermax's shareholders and on the date any such meeting is held, is not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and is to comply in all material respects with the requirements of all applicable laws. High Plains and Powermax, as applicable, each agree to correct promptly any such information provided by it for use in any Information Circular, which has become false or misleading.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF HIGH PLAINS

High Plains hereby represents and warrants to Powermax as follows and acknowledges that Powermax is relying upon such representations and warranties in connection with the execution and delivery of this Agreement.

5.1 Organization and Qualification

Each of High Plains and the High Plains Subsidiaries is duly incorporated or amalgamated under the laws of its jurisdiction of incorporation or amalgamation and has the requisite corporate power and capacity to carry on its business as it is now being conducted. Each of High Plains and the High Plains Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on High Plains and the High Plains Subsidiaries (taken as a whole).

5.2 Authority Relative to this Agreement

High Plains has the requisite corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by High Plains of its obligations hereunder have been duly authorized by the board of directors of High Plains, and no other corporate proceedings on the part of High Plains are necessary to authorize this Agreement (except for obtaining directors' approval to the form of Offer Documents) or the performance by High Plains of its obligations hereunder. This Agreement has been duly executed and delivered by

High Plains and constitutes a legal, valid and binding obligation of High Plains enforceable against High Plains in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to the general principles of equity.

5.3 No Violations

(a) Subject to receipt of consent of High Plains' bankers to the Offer and related transactions, neither the execution and delivery of this Agreement by High Plains, the consummation by it of the transactions contemplated hereby nor compliance by High Plains with any of the provisions hereof will: (i) violate, conflict with, or result in the breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of High Plains or either of the High Plains Subsidiaries or affiliates under any of the terms, conditions or provisions of (A) the articles or by-laws of High Plains, or (B) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which High Plains or either of the High Plains Subsidiaries is a party or to which High Plains or either of the High Plains Subsidiaries, or any of their respective properties or assets, may be subject or by which High Plains or either of the High Plains Subsidiaries is bound; or (ii) subject to compliance with Corporate Laws and Securities Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to High Plains or either of the High Plains Subsidiaries (except, in the case of each of clauses (i) and (ii) directly above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on High Plains and the High Plains Subsidiaries (taken as a whole) and would not have material adverse effect on the ability of High Plains to consummate the transactions contemplated hereby).

(b) Other than in connection with or in compliance with the provisions of Corporate Laws and Securities Laws and the *Competition Act* (Canada): (i) there is no legal impediment to the performance by High Plains of its obligations under this Agreement or to the execution and delivery of this Agreement by High Plains and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on High Plains and the High Plains Subsidiaries (taken as a whole) and would not have a material adverse effect on the ability of High Plains and High Plains to consummate the transactions contemplated hereby.

5.4 Capitalization of High Plains

As of the date hereof, the authorized share capital of High Plains consists of an unlimited number of High Plains Shares and an unlimited number of preferred shares, issuable in series, of which 10,243,454 High Plains Shares are issued and outstanding. As of the date hereof, options to purchase 844,998 High Plains Shares have been granted and are outstanding. There are no securities of High Plains outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by High Plains of any High Plains Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any High Plains Shares, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of High Plains except (a) as set forth above, (b) share purchase warrants to acquire 4,000,800 High Plains Shares, and (c) High Plains' commitment, as approved by the High Plains shareholders on July 5, 2005, to complete the private placement of 1,000,000 High Plains Shares to certain insider subscribers and to provide financial assistance in connection therewith. All outstanding High Plains Shares have been duly authorized and are validly issued, as fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all High Plains Shares issuable upon exercise of outstanding High Plains Options will, when issued, be duly authorized and validly issued as fully paid and non assessable shares.

5.5 No Material Adverse Change

There has not been any Material Adverse Change in the assets, liabilities or obligations (absolute, contingent or otherwise) of High Plains and the High Plains Subsidiaries (taken as a whole) from the position set forth in the High Plains Financial Statements and there has not been any Material Adverse Change in respect of High Plains and the High Plains Subsidiaries (taken as a whole) since March 31, 2005; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of High Plains and the High Plains Subsidiaries (taken as a whole) or that could affect High Plains' ability to consummate the transactions contemplated by this Agreement.

5.6 Financial Statements

The High Plains Financial Statements fairly present, in accordance with Canadian GAAP (other than note disclosure in respect of financial statements that are unaudited), consistently applied, the financial position and condition of High Plains and the High Plains Subsidiaries on a consolidated basis at the dates thereof and the results of the operations of High Plains and the High Plains Subsidiaries on a consolidated basis for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of High Plains and the High Plains Subsidiaries on a consolidated basis as at the dates thereof.

5.7 Minute Books

The corporate records and minute books of High Plains and the High Plains Subsidiaries have been maintained in accordance with all applicable statutory requirements and are true, correct, accurate and up-to-date in all material respects.

5.8 Ownership of Subsidiaries

(a) High Plains is the registered and beneficial owner of 100% of the outstanding shares of each of the High Plains Subsidiaries with good and valid title to all such shares, free and clear of all liens and encumbrances (other than in favour of High Plains' bankers) and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of either of such subsidiaries or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of any of the High Plains Subsidiaries.

(b) The only subsidiaries of High Plains are the High Plains Subsidiaries and High Plains is not affiliated with, nor is it a holding corporation of any other body corporate.

5.9 Compliance with Applicable Laws

Each of High Plains and the High Plains Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to High Plains and the High Plains Subsidiaries of each jurisdiction in which High Plains and the High Plains Subsidiaries carries on its business (except to the extent that the failure to so comply would not have a Material Adverse Effect on High Plains and the High Plains Subsidiaries, taken as a whole) and holds all licences, registrations and qualifications in all jurisdictions in which High Plains and the High Plains Subsidiaries carries on its business which are necessary to carry on the business of High Plains and the High Plains Subsidiaries (other than those that, the failure of which to so hold, would not have a Material Adverse Effect on High Plains and the High Plains Subsidiaries, taken as a whole), as now conducted and as presently proposed to be conducted and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or would reasonably be expected to have a Material Adverse Effect on the business of High Plains and the High Plains Subsidiaries (taken as a whole), as now conducted or as proposed to be conducted.

5.10 Conduct of Operations

Any and all operations of High Plains and the High Plains Subsidiaries and, to the best of High Plains' knowledge, any and all operations, in all material respects, by third parties, on or in respect of the assets and properties of High Plains and the High Plains Subsidiaries, have been conducted in accordance with good oilfield practices.

5.11 Petroleum and Natural Gas Property Interests

The interests of each of High Plains and the High Plains Subsidiaries in their respective petroleum and natural gas properties (the "**High Plains Interests**") are free and clear of adverse claims created by, through or under High Plains the High Plains Subsidiary, except as disclosed in the High Plains Financial Statements or those arising in the ordinary course of business and that would not have a Material Adverse Effect on High Plains and the High Plains Subsidiaries (taken as a whole) and that, to High Plains' knowledge, each of High Plains and the High Plains Subsidiaries holds the High Plains Interests under valid and subsisting licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the High Plains Interests would not have a Material Adverse Effect on High Plains and the High Plains Subsidiaries (taken as a whole).

5.12 Title to Oil and Gas Properties

Although it does not warrant title, High Plains is not aware of any defects, failures or impairments to the title to its or the High Plains Subsidiary's oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party which in the aggregate could reasonably be expected to have a Material Adverse Effect on High Plains and the High Plains Subsidiaries, taken as a whole, on: (i) the quantity and pre-tax present worth values of the oil and gas reserves shown in the PLA High Plains Report; (ii) the current production attributable to such properties; or (iii) the current cash flow from such properties.

5.13 Environmental Matters

Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on High Plains and the High Plains Subsidiaries, taken as a whole, in respect of each of High Plains and the High Plains Subsidiaries:

(a) to High Plains' knowledge, it is not in violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "**Environmental Laws**");

(b) to High Plains' knowledge, it has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(c) to High Plains' knowledge, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by High Plains and the High Plains Subsidiaries that have not been remedied;

(d) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of High Plains or the High Plains Subsidiaries;

(e) it has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign ("**Government Authority**") the occurrence of any event which is required to be so reported by any Environmental Law; and

(f) it holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, except for such licenses, permits or approvals which, if not held or obtained, would not have a Material Adverse Effect on High Plains and the High Plains Subsidiaries (taken as a whole), all such licenses, permits and approvals are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), neither High Plains nor the High Plains Subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

5.14 Reserve Report

High Plains made available to PLA, prior to the issuance of the PLA High Plains Report, for the purpose of preparing the PLA High Plains Report, all information requested by PLA, which information, taken as a whole, did not contain any misrepresentation at the time such information was provided. High Plains has no knowledge of a material adverse change in the information, taken as a whole, provided to PLA since the date that such information was provided. High Plains believes that the PLA High Plains Report reasonably presented the quantity and pre-tax present worth values of oil and gas reserves of High Plains as at December 31, 2004 based upon information available at the time the PLA High Plains Report was prepared and the assumptions as to commodity prices and costs contained therein.

5.15 Tax Matters

(a) For purposes of this Section 5.15, the following definitions are applicable:

(i) the term "**Taxes**" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes include, without limiting the generality of the foregoing, all income or profits taxes (including federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which High Plains is required to pay, withhold or collect;

(ii) the term "**Returns**" means all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes; and

(iii) the term "**High Plains**" means High Plains and the High Plains Subsidiaries.

(b) All Returns required to be filed by or on behalf of High Plains have been duly filed on a timely basis and such Returns were complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and no other Taxes are payable by High Plains with respect to items or periods covered by such Returns.

(c) High Plains has paid or provided adequate accruals for taxes as at March 31, 2005 in its financial statements as at and for the period ended dated March 31, 2005, in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(d) For all periods covered by the filed Returns disclosed in the Disclosed Information, High Plains has made available to Powermax true and complete copies of all material federal, provincial, state, local or foreign income or franchise tax returns for High Plains.

(e) No material deficiencies exist or have been asserted with respect to Taxes paid by High Plains. High Plains is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to High Plains' knowledge threatened against High Plains or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of High Plains. There is no audit in process, pending or, to the knowledge of High Plains, threatened by a governmental or taxing authority relating to the Returns of High Plains or the High Plains Subsidiaries for the last three years.

(f) High Plains has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law and will continue to do so until the Expiry Time and has remitted such withheld amounts within the prescribed periods to the appropriate Government Authority. High Plains has remitted all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper governmental authority within the time required by applicable law. High Plains has charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by High Plains.

(g) To High Plains' knowledge, all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of its oil and gas assets prior to the date hereof have been properly and fully paid and discharged in all material respects, and there are no unpaid taxes or assessments which could result in a lien or charge on its oil and gas assets.

5.16 Debt and Working Capital

As at March 31, 2005, High Plains' total indebtedness for borrowed money including High Plains' working capital deficit, calculated in accordance with Canadian GAAP, was not in excess of $739,780.

5.17 Sales

High Plains' average sales of production for the quarter ended March 31, 2005 was not less than 104 BOE/day.

5.18 No Undisclosed Material Liabilities

Except: (a) as disclosed or reflected in the High Plains Financial Statements; and (b) for liabilities and obligations: (i) incurred in the ordinary and normal course of business; or (ii) pursuant to the terms of this Agreement, neither High Plains nor the High Plains Subsidiaries has incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on the balance sheet of High Plains) that have constituted or would be reasonably likely to constitute a Material Adverse Change in respect of High Plains and the High Plains Subsidiaries (taken as a whole).

5.19 Litigation, Etc.

As at the date hereof, there are no actions, suits or proceedings pending, or to the knowledge of High Plains threatened, against High Plains or either of the High Plains Subsidiaries before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves the possibility of any judgment against or liability of High Plains or either of its subsidiaries or any other person which, if successful, would have a Material Adverse Effect on High Plains and the High Plains Subsidiaries (taken as a whole) or materially affect the ability of High Plains to consummate the transactions contemplated hereby.

5.20 Disclosure

High Plains has disclosed to Powermax in the Disclosed Information any information in its possession of which it is aware regarding any event, circumstance or action taken which could reasonably be expected to have a Material Adverse Effect on High Plains or the High Plains Subsidiaries, taken as a whole.

The data and information with respect to High Plains and the High Plains Subsidiaries including their respective assets, reserves, liabilities, business prospects, affairs and operations provided by High Plains in the Disclosed Information was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make the data or information provided, taken as a whole, not misleading in any material respect as at the respective dates thereof.

5.21 Reporting Issuer

High Plains is a reporting issuer in the provinces of British Columbia and Alberta, the issued and outstanding High Plains Shares are listed and posted for trading on the TSX-V, and High Plains is in material compliance with the by-laws, rules and regulations of the TSX-V.

5.22 No Cease Trade Orders

No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of High Plains and High Plains is not in default of any requirement of applicable Securities Laws that would have a Material Adverse Effect on the transactions contemplated by this Agreement.

5.23 Public Record

The information and statements filed by or on behalf of High Plains with the Securities Authorities in compliance, or intended compliance, with applicable Securities Laws were true, correct and complete, in all material respects, and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change occurred in relation to High Plains which has not been publicly disclosed, and High Plains has not filed any confidential material change reports which continue to be confidential.

5.24 Powermax Shares to be Issued

The board of directors of High Plains has reserved and allotted to holders of the Powermax Shares that accept the Offer a sufficient number of High Plains Shares as are issuable pursuant to the Offer and, upon acceptance of the Offer in accordance with the terms thereof, such High Plains Shares will be validly issued as fully paid and non-assessable to previous holders of Powermax Shares that accept the Offer.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF POWERMAX

Powermax hereby represents and warrants to High Plains as follows and acknowledges that High Plains is relying upon such representations and warranties in connection with the execution and delivery of this Agreement and the making of the Offer.

6.1 Organization and Qualification

Powermax has been duly incorporated or amalgamated and organized and is validly subsisting under the laws of its jurisdiction of incorporation or amalgamation and has the requisite corporate power and capacity to carry on its business as it is now being conducted. Powermax is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Powermax.

6.2 Authority Relative to this Agreement

Powermax has the requisite corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by Powermax of its obligations hereunder have been duly authorized by the Powermax Board, and no other corporate proceedings on the part of Powermax are necessary to authorize this Agreement (except for obtaining shareholder approval in respect of any Second Stage Transaction and obtaining directors' approval to the form of Powermax Directors' Circular) or the performance by Powermax of its obligations hereunder. This Agreement has been duly executed and delivered by Powermax and constitutes a legal, valid and binding obligation of Powermax enforceable against Powermax in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to the general principles of equity.

6.3 No Violations

(a) Subject to receipt of consent of Powermax's bankers to the Offer and related transactions, neither the execution and delivery of this Agreement by Powermax, the consummation by it of the transactions contemplated hereby nor compliance by Powermax with any of the provisions hereof will: (i) violate, conflict with, or result in the breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Powermax under any of the terms, conditions or provisions of (A) the articles or by-laws of Powermax, or (B) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Powermax is a party or to which Powermax, or any of its properties or assets, may be subject or by which Powermax is bound; or (ii) subject to compliance with Corporate Laws and Securities Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Powermax (except, in the case of each of clauses (i) and (ii) directly above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Powermax and would not have material adverse effect on the ability of High Plains and Powermax to consummate the transactions contemplated hereby).

(b) Other than in connection with or in compliance with the provisions of Corporate Laws, Securities Laws and the *Competition Act* (Canada): (i) there is no legal impediment to the performance by Powermax of its obligations under this Agreement or to the execution and delivery of this Agreement by Powermax and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Powermax in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Powermax and would not have a material adverse effect on the ability of High Plains and Powermax to consummate the transactions contemplated hereby.

6.4 Capitalization of Powermax

As of the date hereof, the authorized share capital of Powermax consists of an unlimited number of Powermax Shares and an unlimited number of preferred shares, issuable in series, of which 12,412,900 Powermax Shares are issued and outstanding. As of the date hereof, 1,105,000 Powermax Options have been granted and are outstanding. Except as set forth above, there are no securities of Powermax outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Powermax of any shares of Powermax (including the Powermax Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Powermax (including the Powermax Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Powermax. All outstanding Powermax Shares have been duly authorized and are validly issued, as fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Powermax Shares issuable upon exercise of outstanding Powermax Options will, when issued, be duly authorized and validly issued as fully paid and non assessable shares.

6.5 No Material Adverse Change

There has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of Powermax from the position set forth in the Powermax Financial Statements and there has not been any Material Adverse Change in respect of Powermax since March 31, 2005; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of Powermax or that could affect Powermax's ability to consummate the transactions contemplated by this Agreement.

6.6 Financial Statements

The Powermax Financial Statements fairly present, in accordance with Canadian GAAP (other than note disclosure in respect of financial statements that are unaudited), consistently applied, the financial position and condition of Powermax at the dates thereof and the results of the operations of Powermax for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Powermax as at the dates thereof.

6.7 Minute Books

The corporate records and minute books of Powermax have been maintained in accordance with all applicable statutory requirements and are true, correct, accurate and up-to-date in all material respects.

6.8 No Subsidiaries

Powermax has no subsidiaries and Powermax is not affiliated with, nor is it a holding corporation of any other body corporate.

6.9 Compliance with Applicable Laws

Powermax has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to Powermax of each jurisdiction in which Powermax carries on its business (except to the extent that the failure to so comply would not have a Material Adverse Effect on Powermax) and holds all licences, registrations and qualifications in all jurisdictions in which Powermax carries on its business which are necessary to carry on the business of Powermax (other than those that, the failure of which to so hold, would not have a Material Adverse Effect on Powermax), as now conducted and as presently proposed to be conducted and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or would reasonably be expected to have a Material Adverse Effect on the business of Powermax, as now conducted or as proposed to be conducted.

6.10 Conduct of Operations

Any and all operations of Powermax and, to Powermax's knowledge, any and all operations, in all material respects, by third parties, on or in respect of the assets and properties of Powermax, have been conducted in accordance with good oilfield practices.

6.11 Petroleum and Natural Gas Property Interests

The interests of Powermax in its petroleum and natural gas properties (the "**Powermax Interests**") are free and clear of adverse claims created by, through or under Powermax, except as disclosed in the Powermax Financial Statements or those arising in the ordinary course of business and that would not have a Material Adverse Effect on Powermax and that, to its knowledge, Powermax holds the Powermax Interests under valid and subsisting licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the Powermax Interests would not have a Material Adverse Effect on Powermax.

6.12 Title to Oil and Gas Properties

Although it does not warrant title, Powermax is not aware of any defects, failures or impairments to the title to its oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party which in the aggregate could reasonably be expected to have a Material Adverse Effect on Powermax on: (i) the quantity and pre-tax present worth values of the oil and gas reserves shown in the Sproule Powermax Report; (ii) the current production attributable to such properties; or (iii) the current cash flow from such properties.

6.13 Documents of Title

To the best of Powermax's knowledge, Powermax has made available to High Plains all Documents of Title and other documents and agreements in its possession affecting the title of Powermax to its oil and gas properties.

6.14 Environmental Matters

Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on Powermax:

(a) to Powermax's knowledge, Powermax is not in violation of any applicable Environmental Laws;

(b) to Powermax's knowledge, Powermax has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(c) to Powermax's knowledge, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Powermax that have not been remedied;

(d) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Powermax;

(e) Powermax has not failed to report to the proper Government Authority the occurrence of any event which is required to be so reported by any Environmental Laws; and

(f) Powermax holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, except for such licenses, permits or approvals which, if not held or obtained, would not have a Material Adverse Effect on Powermax, all such licenses, permits and approvals are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), Powermax has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

6.15 Reserve Report

Powermax made available to Sproule, prior to the issuance of the Sproule Powermax Report, for the purpose of preparing the Sproule Powermax Report, all information requested by Sproule, which information, taken as a whole, did not contain any misrepresentation at the time such information was provided. Powermax has no knowledge of a material adverse change in the information, taken as a whole, provided to Sproule since the date that such information was provided. Powermax believes that the Sproule Powermax Report reasonably presented the quantity and pre-tax present worth values of oil and gas reserves of Powermax as at December 31, 2004 based upon information available at the time the Sproule Powermax Report was prepared and the assumptions as to commodity prices and costs contained therein.

6.16 Tax Matters

(a) For purposes of this Section 6.16, the following definitions apply:

(i) the term "**Taxes**" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Powermax is required to pay, withhold or collect; and

(ii) the term "**Returns**" means all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(b) All Returns required to be filed by or on behalf of Powermax have been duly filed on a timely basis and such Returns were complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and no other Taxes are payable by Powermax with respect to items or periods covered by such Returns.

(c) Powermax has paid or provided adequate accruals for taxes as at March 31, 2005 in its financial statements as at and for the period ended dated March 31, 2005, in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(d) For all periods covered by the filed Returns disclosed in the Disclosed Information, High Plains has been furnished by Powermax true and complete copies of: (i) material portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Powermax or on behalf of Powermax relating to Taxes; and (ii) all material federal, provincial, state, local or foreign income or franchise tax Returns for Powermax.

(e) No material deficiencies exist or have been asserted with respect to Taxes paid by Powermax. Powermax is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to Powermax's knowledge threatened against Powermax or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Powermax. There is no audit in process, pending or, to the knowledge of Powermax, threatened by a Governmental Authority or taxing authority relating to the Returns of Powermax for the last three years.

(f) Powermax has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law and will continue to do so until the Expiry Time and has remitted such withheld amounts within the prescribed periods to the appropriate Government Authority. Powermax has remitted all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper governmental authority within the time required by applicable law. Powermax has charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by Powermax.

(g) To Powermax's knowledge, all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of its oil and gas assets prior to the date hereof have been properly and fully paid and discharged in all material respects, and there are no unpaid taxes or assessments which could result in a lien or charge on its oil and gas assets.

6.17 Debt and Working Capital

As at March 31, 2005, Powermax's consolidated aggregate debt, including amounts drawn and outstanding under its credit facility and a non-revolving acquisition/development demand loan was not greater than $265,000.

6.18 Sales

Powermax's exiting sales of production as at March 31, 2005 was not less than 400 BOE/day.

6.19 Financial Commitments

Other than those set out in the Powermax Disclosure Letter, and except for operating costs incurred in the ordinary course of business, as of the date hereof, Powermax has no outstanding authorities for expenditures or other financial commitments in respect of the Powermax Interests.

6.20 No Default Under Lending Agreements

No event of default or breach of any covenant has occurred under Powermax's existing banking and lending agreements.

6.21 Flow Through Obligations

Powermax has not entered into any agreements or made any covenants with any parties with respect to the issuance of "flow-through" shares or the incurring and renunciation of Canadian exploration expense or Canadian development expense, which amounts have not been fully expended and renounced as required thereunder and which are reflected in the financial statements of Powermax for the three months ended March 31, 2005.

6.22 No Shareholders' Rights Protection Plan

Powermax is not a party to, and prior to the expiry of the Offer, Powermax will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Powermax Shares or other securities of Powermax or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the making or consummation of the Offer.

6.23 No Undisclosed Material Liabilities

Except: (a) as disclosed or reflected in the Powermax Financial Statements; and (b) for liabilities and obligations: (i) incurred in the ordinary and normal course of business; or (ii) pursuant to the terms of this Agreement, Powermax has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on the balance sheet of Powermax) that have constituted or would be reasonably likely to constitute a Material Adverse Change in respect of Powermax.

6.24 Material Contracts

Except for Documents of Title, this Agreement or as disclosed in the Powermax Disclosure Letter, there are no material contracts or agreements to which Powermax is a party or by which it is bound. For the purposes of this subparagraph, any contract or agreement pursuant to which Powermax will, or may reasonably be expected to result in, a requirement of Powermax to expend more than an aggregate of $100,000 or receive or be entitled to receive revenue of more than $100,000 in either case in the next 12 months, or is out of the ordinary course of business of Powermax will be considered to be material.

6.25 Employee Obligations

Powermax reasonably estimates that the aggregate amounts payable by Powermax for Employee Obligations will not exceed $350,000 and the full particulars of all Employee Obligations have been disclosed in full by Powermax to High Plains in the Powermax Disclosure Letter.

6.26 Employment Agreements

Except as disclosed in the Powermax Disclosure Letter, Powermax is not a party to any written employment or consulting agreement or any verbal employment or consulting agreement, which may not be terminated on one months' notice or which provides for a payment on a change of control of Powermax or severance of employment.

6.27 Leases and Other Obligations

All of Powermax's outstanding material leases, office leases, office equipment and computer leases, geophysical and other technical software leases and arrangements, field equipment leases and leased vehicles have been provided to High Plains in the Disclosed Information or are set forth in the Powermax Disclosure Letter.

6.28 Processing and Transportation Commitments

Other than as disclosed in the Powermax Disclosure Letter, Powermax has no third party processing or transportation agreements or any obligations to deliver sales volumes to any other person.

6.29 U.S. Matters

(a) Powermax is a "**foreign private issuer**" within the meaning of Rule 405 of Regulation C adopted by the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**").

(b) Powermax is not registered or required to be registered as an investment company under the Investment Company Act of 1940.

(c) As of 30 days before the commencement of the Offer, less than 10% of the Powermax Shares that are subject to the Offer will be held by persons resident in the United States, as determined pursuant to Rule 12g3-2(a) under the U.S. Securities Act, excluding (i) Powermax Options exercisable into Powermax Shares; (ii) Powermax Shares held by High Plains; and (iii) Powermax Shares held by holders of more than 10% of the Powermax Shares that are subject to the Offer.

(d) Powermax is not incorporated in the United States and the principal offices of Powermax are not located within the United States.

(e) Powermax does not hold more than $50 million worth of assets in the United States, measured by fair market value, and has not made aggregate sales in or into the United States exceeding $50 million during its most recent fiscal year.

6.30 Employee Benefit Plans

Other than as disclosed in the Powermax Disclosure Letter, Powermax has no defined benefit plans or other employee benefit plans and has made no agreements or promises in respect of any such plan.

6.31 Litigation, Etc.

As at the date hereof, there are no actions, suits or proceedings pending, or to the knowledge of Powermax threatened, against Powermax before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves the possibility of any judgment against or liability of Powermax or any other person which, if successful, would have a Material Adverse Effect on Powermax or materially affect the ability of Powermax to consummate the transactions contemplated hereby.

6.32 Financial Advisor

Powermax has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, the Offer, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Northern Securities Inc. has been retained as Powermax's financial advisor in connection with certain matters, including the transactions contemplated hereby and thereby and Powermax has retained Davis & Company LLP as Powermax's legal advisors in connection with the transactions contemplated herein. Powermax has delivered to High Plains true and correct copies of all agreements between Powermax and its financial advisor which could give rise to a payment of any fees to such financial advisor. Other than the foregoing, Powermax has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agents' commission or other forms of compensation with respect to the transactions contemplated by this Agreement.

6.33 Transaction Costs

All transaction costs (including all advisory, legal, engineering, audit or other expenses related to the Offer and transactions contemplated hereby but other than Employee Obligations) of Powermax related to the Offer and the transactions contemplated hereby will not exceed $100,000.

6.34 Disclosure

Powermax has disclosed to High Plains in the Disclosed Information any information in its possession of which it is aware regarding any event, circumstance or action taken which could reasonably be expected to have a Material Adverse Effect on Powermax.

The data and information with respect to Powermax including its assets, reserves, liabilities, business prospects, affairs and operations provided by Powermax in the Disclosed Information was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make the data or information provided, taken as a whole, not misleading in any material respect as at the respective dates thereof.

6.35 No Guarantees or Indemnities

Powermax is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of Powermax and applicable laws and other than standard indemnities in favour of purchasers of assets in purchase and sale agreements and underwriters and agents in connection with offerings of securities, Powermax's registrar and transfer agent, indemnities and guarantees in favour of Powermax's bankers and indemnities to support Powermax's obligations pursuant to agreements entered into in the ordinary course of business), or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person.

6.36 No Loans

Except as disclosed in the Powermax Disclosure Letter, Powermax does not have any loans or other indebtedness currently outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm's length with Powermax.

6.37 No Net Profits or Other Interests

No officer, director, employee or any other person not dealing at arm's length with Powermax or, to the knowledge of Powermax, any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest or any other encumbrances or claims of any nature whatsoever which are based on production from the properties or assets of Powermax or any revenue or rights attributed thereto.

6.38 Reporting Issuer

Powermax is a reporting issuer in the provinces of British Columbia and Alberta, the issued and outstanding Powermax Shares are listed and posted for trading on the TSX-V, and Powermax is in material compliance with the by-laws, rules and regulations of the TSX-V.

6.39 No Cease Trade Orders

No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Powermax and Powermax is not in default of any requirement of applicable Securities Laws that would have a material adverse effect on the transactions contemplated by this Agreement.

6.40 Public Record

The information and statements filed by or on behalf of Powermax with the Securities Authorities in Canada in compliance, or intended compliance, with applicable Securities Laws were true, correct and complete, in all material respects, and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change occurred in relation to Powermax which has not been publicly disclosed, and Powermax has not filed any confidential material change reports which continue to be confidential.

6.41 No Material Transactions

Except as publicly disclosed prior to the date of this Agreement, since December 31, 2004 Powermax has not incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction, which is or may be material to Powermax, which is not in the ordinary course of business.

6.42 No Swaps

Powermax currently has no outstanding Swaps.

6.43 No Unanimous Shareholder Agreement

To its knowledge, neither Powermax nor any of its shareholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of Powermax.

6.44 Confidentiality Agreements

Powermax has entered into confidentiality agreements with persons other than High Plains respecting the confidentiality of information provided to such persons or reviewed by such persons only as set out in the Powermax Disclosure Letter. Powermax has not negotiated any Take-over Proposal with any person who has not entered into a confidentiality agreement or provided access to the confidential information in respect of Powermax in relation to any proposed, possible or actual Take-over Proposal to any person who has not entered into a confidentiality agreement. Powermax has not amended, modified or provided any consents under such confidentiality agreements or provided any release from, or relaxation of, the obligations under such confidentiality agreements to any of the other parties thereto. Powermax has not waived the applicability of any "**standstill**" or other provisions of any confidentiality agreements entered into by Powermax.

6.45 Restrictions on Business

Other than as disclosed in the Powermax Disclosure Letter, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Powermax is a party or by which it is otherwise bound that would now or hereafter in any way may limit its business or operations in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction of Powermax from engaging in its business or from competing with any person or in any geographic area.

6.46 Determinations of Powermax Board re: Collateral Benefit

An independent committee of the Powermax Board has examined the consideration to be received by the related parties of Powermax and after such determinations, the only related parties of Powermax that have or will receive a collateral benefit (as such term is defined for purposes of Ontario Securities Commission Rule 61-501) are Johannes Kingma, David Pinkman, Grant Blakely and Vince Ghazar, who hold 4,358,040, 735,648, 202,500 and 100,000 Powermax Shares, respectively, and 230,000, 145,000, 80,000 and 85,000 Powermax Options, respectively, and in all cases, the collateral benefit received relates solely to amounts payable under employment or consulting agreements as a result of the change of control occurring as a result of the acquisition contemplated by the Offer.

6.47 Outstanding Acquisitions or Disposition

Other than as disclosed in the Powermax Disclosure Letter, Powermax has no rights to purchase any assets, properties or undertakings of third parties nor have any obligation to sell (other than in relation to Swaps) assets, properties or undertakings with a value in excess of $25,000, in the aggregate, under any agreements to purchase or sell that have not closed.

6.48 Insurance

Policies of insurance in force as of the date hereof naming Powermax as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Powermax to the extent customary in respect of the business carried on by Powermax. All such policies of insurance will remain in force and effect and will not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Offer.

ARTICLE 7
CONDUCT OF BUSINESS

7.1 Conduct of Business by Powermax

Powermax covenants and agrees that, during the period from the date of this Agreement until the date that this Agreement is terminated, unless High Plains otherwise agrees in writing or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) the business of Powermax will be conducted only in, and Powermax will not take any action except in, the usual and ordinary course of business and consistent with past practice (and, for greater certainty, where it is an operator of any property, it will operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property), and Powermax will use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships and Powermax will consult with High Plains in respect of the ongoing business and affairs of Powermax and keep High Plains apprised of all major developments relating thereto;

(b) Powermax will not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Powermax, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Powermax, other than Powermax Shares issuable pursuant to the exercise of Powermax Options; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities except as contemplated by Section 2.4; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Powermax; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c) Powermax has not, and will not, directly or indirectly, do any of the following (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business consistent with past practice, for a consideration in excess of $25,000 individually or $100,000 in the aggregate; (ii) expend or commit to expend more than $25,000 individually or $100,000 in the aggregate with respect to any capital expenditures; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (v) reorganize, amalgamate, merge or otherwise continue Powermax with any other person, corporation, partnership or other business organization whatsoever; (vi) purchase or acquire any property or asset having an acquisition cost in excess of $25,000 individually or $100,000 in the aggregate; (vii) incur any indebtedness for borrowed money if the aggregate net debt of Powermax (being current assets less current liabilities less bank indebtedness) will be in excess of $250,000 (plus: (A) Employee Obligations not in excess of that represented in Section 6.25; and (B) transaction costs not in excess of that represented in Section 6.33), or incur any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances; (viii) pay, discharge or satisfy any of the material claims, liabilities or obligations other than reflected or reserved against it in its financial statements for the three months ended March 31, 2005; (ix) authorize, recommend or propose any release or relinquishment of any material contract or right; (x) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement or other material document; (xi) enter into or terminate any Swaps or other financial instruments or like transactions; (xii) enter into any agreements for the sale of production having a term more than 30 days; or (xiii) enter into any employment or consulting contract, operating agreement or similar agreement that cannot be terminated on 60 days' notice or less without penalty; (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) Powermax will not create any new Employee Obligations and, except for the payment of existing Employee Obligations in accordance with the terms hereof (from which Powermax will make appropriate withholdings as required by applicable laws), Powermax will not grant to any officer or director an increase in compensation in any form, grant any general salary increase, grant to any other employee any increase in compensation in any form or make any loan to any officer, director or other party not at arms' length to Powermax;

(e) other than the acceleration of vesting of outstanding Powermax Options, Powermax will not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with law or with respect to existing provisions of such plans, programs, arrangements or agreements;

(f) Powermax will not take any action that would render or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect; and

(g) Powermax will maintain in force its current policies of insurance until the Expiry Time and will pay all premiums in respect of such insurance policies that fall due between the date hereof and the Expiry Time.

7.2 Access to Information and Integration of Operations

From and after date of this Agreement, Powermax agrees to provide to High Plains all information relating to its business and affairs and High Plains and its representatives will be permitted reasonable access to Powermax's management personnel, premises, field operations, records, computer systems, properties, books, contracts and employees to permit High Plains to be in a position to expeditiously integrate the business and operations of Powermax with those of High Plains immediately upon, but not prior to, the Effective Time, provided that the activities of High Plains pursuant to this Section 7.2 do not cause any unreasonable disruptions to Powermax's business or operations prior to the

Effective Time. Powermax will conduct itself so as to keep High Plains fully informed as to its business affairs and the decisions required with respect to the most advantageous methods of exploring, operating and producing from its assets and cooperate with High Plains in respect thereof.

ARTICLE 8
COVENANTS OF POWERMAX

8.1 Notice of Material Change

From the date hereof until the date that this Agreement is terminated, Powermax will promptly notify High Plains in writing of:

(a) any material change (actual, anticipated, contemplated or, to the knowledge of Powermax, threatened, financial or otherwise) in the business, affairs, financial condition, prospects, operations, assets, liabilities (contingent or otherwise) or capital of Powermax;

(b) any change in the factual basis for any representation or warranty set forth in Article 6, where such a change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect; or

(c) any material fact in respect of Powermax which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement.

Powermax will, in good faith, discuss with High Plains any change in circumstances (actual, anticipated, contemplated or, to the knowledge of Powermax, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to High Plains pursuant to this Section.

8.2 High Plains Non-Completion Fee

Powermax will pay to High Plains a fee (the "**High Plains Non-Completion Fee**") equal to $500,000, if, at any time after the date hereof, any of the following occur:

(a) the Powermax Board fails to recommend that holders of Powermax Shares accept the Offer or withdraws or, in any manner adverse to completion of the Offer or to High Plains, redefines, modifies or changes any of its recommendations or determinations referred to in Section 2.2(a) prior to the Expiry Time, or has resolved to do so;

(b) any bona fide Take-over Proposal for the Powermax Shares is publicly announced or commenced prior to the expiry of the Offer, and the Powermax Board fails to publicly reaffirm and maintain its recommendation of the Offer to Powermax's shareholders within five days after the public announcement or commencement of any such Take-over Proposal;

(c) the Powermax Board recommends that holders of Powermax Shares deposit their Powermax Shares under, vote in favour of, or otherwise accept, a Take-over Proposal prior to the termination of this Agreement;

(d) Powermax has entered into any agreement with any person with respect to a Take-over Proposal prior to the Expiry Time, (excluding a confidentiality agreement contemplated by Section 8.3(b)(iii)(A));

(e) there is a material breach or non-performance by Powermax of its covenants, agreements, obligations, representations and warranties herein which has not been cured to the satisfaction of High Plains, acting reasonably, within three Business Days of receipt of notice by Powermax of any such breach or non-performance (other than in respect of Section 8.3, in respect of which no cure period will be applicable); or

(f) prior to the Expiry Time, a bona fide Take-over Proposal is publicly announced, offered or made to all or substantially all Powermax's shareholders or to Powermax and, at the Expiry Time:

(i) such Take–over Proposal has not expired or been withdrawn; and

(ii) the Minimum Condition will not have been satisfied.

Powermax agrees that the High Plains Non-Completion Fee will be paid forthwith upon the occurrence of any such event and in any event within five Business Days of the date of the earliest of such event to occur. On the date of the earliest event described above in this Section 8.2, Powermax is deemed to hold such sum in trust for High Plains. For greater certainty, the High Plains Non-Completion Fee will only be required to be paid to High Plains once pursuant to the following provisions.

8.3 No Solicitation

(a) Powermax will immediately cease and cause to be terminated all existing discussions and negotiations (including through any of its officers, directors, employees, representatives, agents or other parties on its behalf ("**Representatives**")), if any, with any parties conducted before the date of this Agreement with respect to any Powermax Acquisition Proposal (as defined below) and, will immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Powermax relating to a Powermax Acquisition Proposal and will use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Powermax will not, and will not authorize or permit any of its Representatives to, directly or indirectly:

(i) solicit, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiry or the making of any proposal to Powermax or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (A) an acquisition from Powermax or its shareholders of any securities of Powermax (other than on exercise of currently outstanding Powermax Options); (B) any acquisition of a substantial amount of assets of any of Powermax; (C) an amalgamation, arrangement, merger, or consolidation of Powermax; or (D) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Powermax or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Offer or which would or could reasonably be expected to materially reduce the benefits to High Plains under this Agreement or the Offer (any such inquiry or proposal in respect of any of the foregoing being a "**Powermax Acquisition Proposal**");

(ii) enter into or participate in any discussions or negotiations regarding a Powermax Acquisition Proposal, or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Powermax in connection with a Powermax Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Powermax under confidential information agreements, including any "**standstill provisions**" thereunder;

provided, however, that notwithstanding any other provision hereof, Powermax may:

(A) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Powermax or any of its Representatives) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement, may furnish such third party information concerning Powermax and its business, properties and assets, in each case if, and only to the extent that:

(I) the third party has first made a written bona fide Powermax Acquisition Proposal which or in respect of which the Powermax Board determines in good faith: (x) that funds or other consideration necessary for the Powermax Acquisition Proposal are or are likely to be available; (y) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for holders of Powermax Shares than the transaction contemplated by this Agreement; and (z) after receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the Powermax Board, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable law (a "**Superior Proposal**");

(II) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Powermax provides immediate notice orally and in writing to High Plains to the effect that it is furnishing information to or entering into discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to High Plains, copies of all information provided to such party concurrently with the provision of such information to such party. Powermax will notify High Plains orally and in writing of any inquiries, offers or proposals with respect to a Powermax Acquisition Proposal (including the terms and conditions of any such proposal, the identity of the person making it, if not previously provided to High Plains, copies of all information provided to such party and all other information reasonably requested by High Plains), within 24 hours of the receipt thereof, and Powermax will advise High Plains immediately in the event such Powermax Acquisition Proposal is withdrawn or terminated; and

(III) Powermax provides to High Plains in writing the determination of the Powermax Board forthwith upon determining that the Powermax Acquisition Proposal, if completed, would constitute a Superior Proposal.

(B) comply with Section 172 of the Act and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to Powermax's shareholders.

(c) Powermax (i) will provide High Plains 72 hours' advance notice of any agreement (the "**Proposed Agreement**"), other than a confidentiality agreement contemplated by Section 8.3(b)(iii)(A) hereof, to be entered into with any person making an inquiry, offer or proposal with respect to a Powermax Acquisition Proposal, (ii) will provide High Plains an opportunity of not less than 72 hours to amend this Agreement to provide at least as favourable or more favourable terms than those to be included in the Proposed Agreement (including that the Powermax shareholders will receive consideration for each Powermax Share equal to or having a greater value than the value per Powermax Share provided in such Powermax Acquisition Proposal) as determined by High Plains' financial advisor, acting reasonably), and (iii) will and will cause its respective financial or legal advisors to negotiate in good faith with High Plains in respect of any such amendment. In particular, Powermax covenants to provide High Plains a copy of any Proposed Agreement at least 72 hours prior to its proposed execution by Powermax. In the event High Plains agrees to amend this Agreement as provided above within such 72 hour period, Powermax covenants to not enter into the Proposed Agreement. Further, Powermax will not enter into the Proposed Agreement or take any other steps to implement a Superior Proposal unless and until Powermax will have paid to High Plains the High Plains Non-Completion Fee payable pursuant to Section 8.2 hereof and will have terminated this Agreement pursuant to Section 11.1(h) hereof.

(d) High Plains agrees that all information provided to High Plains pursuant to Section 8.3(b)(iii)(A)(II) hereof will not be disclosed or used except in order to enforce its rights under this Agreement in legal proceedings.

8.4 Powermax Board

Immediately following the Effective Time, the Powermax Board will be reconstituted through resignations of all existing directors of Powermax and the appointment of High Plains nominees in their stead. Powermax will, in accordance with the foregoing and subject to the provisions of the ABCA, assist High Plains to secure the resignations of all directors of Powermax to be effective at such time as may be required by High Plains and to use its best commercial efforts to cause the election of the High Plains nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting.

8.5 Structure of Transaction

Powermax will, to the extent reasonable, cooperate with High Plains in structuring the acquisition by High Plains of Powermax in a tax efficient manner, including by completing to the satisfaction of High Plains, acting reasonably, a possible internal corporate reorganization of Powermax involving the transfer of certain assets to one or more partnerships and/or the transfer of certain assets or unincorporated business divisions to separate wholly-owned Canadian subsidiary corporations. High Plains will indemnify Powermax for all costs and taxes in connection with the foregoing.

8.6 Use of Powermax Financial Statements

Powermax will make available to High Plains, and consents to the use of, all financial statements and other information of Powermax which may be required to be disclosed in the Offer or in any other High Plains documents including any proxy statement or prospectus of High Plains or pursuant to a Second Stage Transaction, and any amendments thereto, as required under Securities Laws. Such financial statements will be prepared in accordance with Canadian GAAP. If required by Securities Laws, such financial statements will be audited or reviewed, as the case may be, by Powermax's auditors. Powermax will use its best efforts to have its auditors, to the extent required by Securities Laws, provide the consent to the use of their report and the use of their name in connection with any disclosure by High Plains of such financial statements.

8.7 Determinations of Board of Powermax re: Collateral Benefit

Powermax and an independent committee of the Powermax Board will take such actions, make all such determinations and make all such disclosures as are necessary or desirable so that as many persons as possible that are related parties of Powermax will be determined not to have received a collateral benefit (as such term is defined for purposes of Ontario Securities Commission Rule 61-501) and such determinations will be disclosed in the Powermax Directors' Circular as contemplated by paragraph (iv) of such definition of collateral benefit.

ARTICLE 9
COVENANTS OF HIGH PLAINS

9.1 Certain Covenants of High Plains

High Plains covenants and agrees that, during the period from the date of this Agreement until the date this Agreement is terminated, unless Powermax otherwise agrees in writing or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) High Plains will not directly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares; (iii) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (iv) split, combine or reclassify any of its shares; or (v) adopt any plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of High Plains;

(b) High Plains will not take any action or permit either of the High Plains Subsidiaries to take any action that would render any or may reasonably be expected to render, any representation or warranty made by it in this Agreement on a true and in any material respect and

(c) following the Effective Time, High Plains will complete the transfer of Powermax's interest in certain properties and lands as identified in Schedule C hereto to PanWestern Energy Inc. in exchange for certain engineered lands to be transferred to Powermax on terms satisfactory to High Plains and PanWestern Energy Inc. and High Plains will enter a letter agreement with PanWestern Energy Inc. in respect of this obligation.

9.2 Notice of Material Change

From the date hereof until the date that this Agreement is terminated, High Plains will promptly notify Powermax in writing of:

(a) any material change (actual, anticipated, contemplated or, to the knowledge of High Plains, threatened, financial or otherwise) in the business, affairs, financial condition, prospects, operations, assets, liabilities (contingent or otherwise) or capital of High Plains or either of the High Plains Subsidiaries (taken as a whole);

(b) any change in the factual basis for any representation or warranty set forth in Article 5, where such a change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect; or

(c) any material fact in respect of High Plains or the High Plains Subsidiaries (taken as a whole) which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement.

High Plains will, in good faith, discuss with Powermax any change in circumstances (actual, anticipated, contemplated or, to the knowledge of High Plains, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Powermax pursuant to this Section.

9.3 Powermax Non-Completion Fee

High Plains will pay to Powermax a fee (the "**Powermax Non-Completion Fee**") of $500,000 if High Plains is in material breach or non-performance by High Plains of any of its covenants, agreements, obligations, representations and warranties herein which has not been cured to the satisfaction of Powermax, acting reasonably, within five Business Days a receipt of notice by High Plains of any such breach or non-performance. Powermax acknowledges and agrees that the payment of the High Plains Non-Completion Fee represents a genuine pre-estimate of damages as a result of any such breach or non-performance and the payment of the Powermax Non-Completion Fee represents the sole and only recourse against High Plains in respect of any such breach or non-performance. High Plains agrees that the Powermax Non-Completion Fee will be paid upon the occurrence of any such event and in any event within three Business Days after the expiry of the cure period, if such breach or non-performance has not been remedied and upon the date that the Powermax Non-Completion Fee is payable, High Plains is deemed to hold such sum in trust for Powermax. For greater certainty, the Powermax Non-Completion Fee will only be required to be paid to Powermax once.

9.4 Indemnities

If High Plains acquires the Minimum Required Shares under the Offer, it will not take any action to terminate or materially adversely affect any indemnity agreements or right to indemnity in favour of past or present officers and directors of Powermax pursuant to the provisions of the articles, by-laws or similar constating documents of Powermax or written indemnity agreements between Powermax and its past and present directors and officers (copies of which agreements being in the form provided to High Plains prior to the date hereof).

9.5 Third Party Beneficiaries

The provisions of Sections 9.4 are (i) intended for the benefit of all present and former directors and officers of Powermax and its subsidiaries, as and to the extent applicable in accordance with their terms, and are to be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**"). Powermax will hold the rights and benefits of Sections 9.4 in trust for and on behalf of the Third Party Beneficiaries and Powermax hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

9.6 Insurance

High Plains will obtain, or it will permit Powermax to obtain, trailing directors' and officers' liability insurance for outgoing directors and officers of Powermax for a period of two years. High Plains will keep such policies in good stead for two years.

ARTICLE 10
MUTUAL COVENANTS

10.1 Other Filings

High Plains and Powermax will, as promptly as practicable hereafter, prepare and file any documents required under any Securities Laws, Corporate Laws or any other applicable law or regulatory requirements relating to the Offer and the transactions contemplated thereby.

10.2 Additional Agreements

Subject to the terms and conditions herein provided and to fiduciary obligations under applicable laws, each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts: (i) to obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts (including, without limitation, the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to Powermax's operations); (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, provincial or foreign law or regulations; (iii) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby; (iv) to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby; (v) to effect all necessary registrations and other filings and submissions of information requested by governmental authorities; and (vi) to fulfill all conditions and satisfy all provisions of this Agreement and the Offer. For purposes of the foregoing, the obligation to use "commercially reasonable efforts" to obtain waivers, consents, approvals and authorizations to loan agreements, leases and other contracts will not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to such other parties.

ARTICLE 11
TERMINATION, AMENDMENT AND WAIVER

11.1 Termination

Subject to Section 11.2, this Agreement may be terminated by written notice promptly given to the other party hereto, at any time prior to the Take-up Date:

(a) by mutual written agreement of High Plains and Powermax; or

(b) by either High Plains or Powermax, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree, ruling or other action has become final; or

(c) by High Plains, if the conditions to making the Offer in Section 2.1(g) are not satisfied or waived prior to the time specified therein, if applicable, or, if not specified, by the time that the Offer is required to be made; or

(d) by Powermax, if High Plains has not mailed the Offer Documents to holders of Powermax Shares prior to 11:59 p.m. (Calgary time) on August 12, 2005, or such later date as Powermax may agree to; or

(e) by either High Plains or Powermax, if High Plains has not taken up and paid for the Powermax Shares deposited under the Offer on or before the date that is 90 days following the day of mailing of the Offer Documents; or

(f) by either High Plains or Powermax, if the Offer terminates or expires at the Expiry Time without High Plains taking up and paying for any of the Powermax Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition is due to the failure of the party seeking to terminate this Agreement to perform the obligations required to be performed by it under this Agreement; or

(g) by High Plains, if the High Plains Non-Completion Fee becomes payable; or

(h) by Powermax, if the High Plains Non-Completion Fee becomes payable and payment thereof is made to High Plains; or

(i) by Powermax, if the Powermax Non-Completion Fee becomes payable;

(j) by High Plains, if the Powermax Non-Completion Fee becomes payable and payment thereof is made to Powermax;

(k) by High Plains if a Material Adverse Change in respect of Powermax has occurred;

(l) by Powermax if a Material Adverse Change in respect of High Plains and the High Plains Subsidiaries (taken as a whole) has occurred;

(m) by either High Plains or Powermax, if there has been a misrepresentation, breach or non-performance by the other party of any representation, warranty (without reference to any qualification as to materiality in such representation and warranty) or covenant contained in this Agreement which would have or would be reasonably be expected to have a Material Adverse Effect on, in the case of termination by High Plains, Powermax or, in the case of termination by Powermax, High Plains or, in the case of a termination by High Plains, a material adverse effect on the ability of High Plains to complete the Offer, provided that the breaching or non-performing party has been given notice of and three Business Days to cure any such misrepresentation, breach or non-performance (other than in respect of Section 8.2 and Section 8.3, in respect of which no cure period is applicable).

11.2 Effect of Termination

In the event of the termination of this Agreement as provided in Section 11.1, this Agreement has no further force or effect and there is no obligation on the part of High Plains or Powermax hereunder except for the provisions of Sections 8.2, 9.3, 12.4, 12.5 and this Section 11.2 (provided that, in the case of Sections 8.2 and 9.3, the right of payment (in the case of Section 8.2(f) being the public announcement, offering or making of such Take-over Proposal) occurred prior to termination of this Agreement), which provisions survive the termination of this Agreement. Except as provided in Section 9.3, nothing herein relieves any party from liability for any breach of this Agreement accruing prior to termination.

11.3 Amendment

This Agreement may be amended by mutual agreement between the parties hereto. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the parties hereto.

11.4 Waiver

Either of High Plains or Powermax may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive compliance with any of the other's agreements or the fulfillment of any conditions to its own obligations contained herein or (c) waive inaccuracies in any of the other's representations or warranties contained herein or in any document delivered by the other party hereto; provided, however, that any such extension or waiver is valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 12
GENERAL PROVISIONS

12.1 Notices

All notices and other communications given or made pursuant hereto will be in writing and will be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or sent by prepaid courier to the parties at the following addresses (or at such other addresses as will be specified by the parties by like notice):

(a) if to High Plains:

Suite 2240, 444 5th Avenue S.W.
Calgary, Alberta
T2P 2T8

Attention: Ben Anderson
President and Chief Operating Officer
Facsimile No.: (403) 266-5959

with a copy to:

Borden Ladner Gervais LLP
1000, 400 Third Avenue S.W.
Calgary, Alberta
T2P 4H2

Attention: Gillain A. Malfair
Facsimile No.: (403) 266-1395

(b) if to Powermax:

1530, 205 – 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Attention: Johannes (Jo) Kingma
President
Facsimile No.: (403) 264-3734

with a copy to:

Davis & Company LLP
3000, 400 - 4th Avenue SW
Calgary, AB, Canada
T2P 0J4

Attention: Trevor Wong-Chor
Facsimile No.: (403) 296-4474

12.2 Miscellaneous

This Agreement: (i) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the parties, with respect to the subject matter hereof; and (ii) is binding upon and inures to the benefit of the parties hereto and their respective successors and assigns. The parties hereto will be entitled to rely upon delivery of an executed facsimile copy of this Agreement, and such facsimile copy is legally effective to create a valid and binding agreement between the parties hereto. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is accordingly agreed that the parties are entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

12.3 Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by either of the parties hereto without the prior written consent of the other party. High Plains may assign all or any part of its rights or obligations under this Agreement to a direct or indirect wholly-owned subsidiary of High Plains or an affiliate of High Plains, provided that if such assignment takes place, High Plains will continue to be liable to Powermax for any default in performance by the assignee.

12.4 Expenses

Except as provided in Sections 8.2 and 9.3, each party will pay all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby incurred by it, whether or not the Offer is consummated.

12.5 Powermax Confidentiality Agreement

With respect to the Offer, including any purchases permitted under Securities Laws, Powermax hereby consents to the Offer and High Plains is hereby released from any of the restrictions set forth in Section 7 of the letter of intent from High Plains to Powermax dated June 20, 2005.

12.6 Severability

Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction is ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

12.7 Counterpart Execution

This Agreement may be executed in any number of counterparts and each such counterpart is deemed to be an original instrument and all such counterparts, when taken together, constitute one agreement.

12.8 Time is of the Essence

Time is of the essence for this Agreement.

IN WITNESS WHEREOF, High Plains and Powermax have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HIGH PLAINS ENERGY INC.

Per: *"Ben Anderson"*

Per: ____________________

POWERMAX ENERGY INC.

Per: *"Johannes Kingma"*

Per: ____________________

SCHEDULE A

CONDITIONS TO THE OFFER

Capitalized terms used in this Schedule A have the meanings set forth in the attached Pre-Merger Agreement dated July 27, 2005 (the "**Agreement**") between High Plains Energy Inc. and Powermax Energy Inc., except that the term "**Offeror**" will be deemed to refer to High Plains.

Notwithstanding any other provision of the Offer, but subject to the provisions of the Agreement, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Powermax Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror:

(a) at the Expiry Time, and at the time the Offeror first takes up Powermax Shares under the Offer, there have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Powermax Shares (calculated on a diluted basis) other than those Powermax Shares owned by the Offeror or its associates or affiliates (as each of such terms is defined in the ABCA) at the date of the Offer, or by persons whose Powermax Shares may not be included as part of the minority approval of a Second Stage Transaction;

(b) all government and regulatory approvals, orders, rulings, exemptions and consents (including, without limitation those of any stock exchanges or other securities or regulatory authorities) which, in the sole judgment of High Plains, acting reasonably, are necessary have been obtained on terms and conditions satisfactory to High Plains in its sole judgment, acting reasonably, and are in full force and effect, and any and all other applicable waiting periods under any competition, merger control or similar laws, regulation or other governmental authority having jurisdiction over Powermax, High Plains, the Offer or any other transaction contemplated by the Offer with respect to any such matters will have expired or been terminated in respect of such transactions and no objection or opposition has been filed, initiated or made during any applicable statutory or regulatory period;

(c) no act, action, suit, proceeding, objection or opposition has been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Powermax carries on business) has been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgment of the Offeror, acting reasonably:

   (i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Offeror of the Powermax Shares or the right of the Offeror to own or exercise full rights of ownership of the Powermax Shares;

   (ii) has had, or if the Offer was consummated would result in, a Material Adverse Effect on Powermax or would have a material adverse effect on the Offeror or the Offeror's ability to complete the Offer, as determined by the Offeror, acting reasonably; or

   (iii) has a material adverse effect on the completion of any compulsory acquisition or any amalgamation, statutory arrangement or other transaction involving the Offeror and/or an affiliate of the Offeror and Powermax and/or the holders of Powermax Shares for the purposes of Powermax becoming, directly or indirectly, a wholly-owned subsidiary of the Offeror or effecting a Second Stage Transaction;

(d) the Offeror has determined in its sole judgment, acting reasonably, that there does not exist any prohibition at law against the Offeror making the Offer or taking up and paying for all of the Powermax Shares under the Offer or completing any compulsory acquisition or Second Stage Transaction in respect of any Powermax Shares not acquired under the Offer;

(e) all directors, officers and other non arm's length parties of Powermax that are indebted to Powermax, if any, having agreed on terms satisfactory to High Plains to repay such indebtedness to Powermax concurrent with the Effective Time, upon payment or set-off of any severance obligation owing by Powermax;

(f) the Offeror has determined, in its sole judgment, acting reasonably, that (i) Powermax has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Agreement, and (ii) all representations and warranties of Powermax contained in the Agreement have been true and correct in all material respects as of the date of the Agreement and has not ceased to be true and correct in any material respect on the Take-up Date;

(g) the Offeror has determined in its sole judgment, acting reasonably, that no Material Adverse Change in respect of Powermax exists or has occurred that either was not publicly disclosed or disclosed in writing to the Offeror in each case prior to the announcement of the Offer and since announcement of the Offer no Material Adverse Change in respect of Powermax has occurred;

(h) the Agreement has not been terminated or the Offeror has determined in its sole judgment, acting reasonably, that such termination does not affect the ability of the Offeror to consummate the Offer or to complete a compulsory acquisition or Second Stage Transaction or that such termination was not related to any matter that is materially adverse to the business of Powermax or to the value of the Powermax Shares to the Offeror; and

(i) the Offeror in its sole judgement, acting reasonably, is satisfied that all outstanding stock options, and all other rights to acquire any Powermax Shares has either been exercised, paid out, deemed exercised or terminated or may be terminated or otherwise dealt with on a basis acceptable to the Offeror, acting reasonably, prior to the Offeror taking-up any Powermax Shares pursuant to the Offer.

SCHEDULE B

FORM OF PRE-TENDER AGREEMENT

July ____, 2005

CONFIDENTIAL

____
(Please print full name)

____
(Please print full address, including postal code)

____

Dear Sirs:

Re: Powermax Energy Inc.

We understand that you (the "**Shareholder**") are the beneficial owner of, or exercise control and direction over, the number of common shares ("**Powermax Shares**") of Powermax Energy Inc. ("**Powermax**") and options ("**Options**") to purchase Powermax Shares of Powermax, as set forth on the signature page hereof.

1. The Offer

1.1 Subject to the terms and conditions of this agreement and the pre-merger agreement made as of July 27, 2005 between High Plains Energy Inc. ("**Offeror**" or "**High Plains**") and Powermax (the "**Pre-Merger Agreement**"), the Offeror will make an offer (as amended, extended or varied from time to time, the "**Offer**") for all of the issued and outstanding Powermax Shares.

1.2 Subject to the terms and conditions of the Pre-Merger Agreement, the Offer will consist of an offer to purchase all of the issued and outstanding Powermax Shares on the basis of the payment of cash in the amount of $0.5067 and 0.333 of a share in the capital of High Plains ("**High Plains Share**") for each outstanding Powermax Share. The maximum aggregate amount of cash payable is limited to $6.9 million. Offeror may, in its discretion amend, extend, vary or waive any term or condition of the Offer to the extent permitted under the terms of the Pre-Merger Agreement.

1.3 The obligation of Offeror to make the Offer is subject to various conditions as set forth in the Pre-Merger Agreement, which conditions are for the exclusive benefit of Offeror, and the Offeror may, in its sole discretion, waive in whole or in part, or rely thereon in connection with termination of the Pre-Merger Agreement and this agreement and its obligation to make the Offer.

2. Agreement to Tender and Not Withdraw

2.1 Subject to the terms and conditions hereof, the Shareholder hereby irrevocably agrees to deposit all of the Powermax Shares that the Shareholder beneficially owns or over which it exercises control or direction ("**Presently-Held Securities**") and any additional Powermax Shares that the Shareholder may hereafter become the beneficial owner of or exercise control or direction over (including any such Powermax Shares issued on exercise of any Options) (the "**After-Acquired Securities**") (the Presently-Held Securities and the After-Acquired Securities are, collectively, the "**Subject Securities**") under the Offer and to accept the Offer in accordance with the terms and conditions of the Offer: (i) in respect of the Presently-Held Securities, not later than the 15th day after the date on which the Offer is made, and (ii) in respect of the After-Acquired Securities, prior to the Take-up Date (as defined in the Pre-Merger Agreement). Notwithstanding any rights granted to the Shareholder under applicable securities legislation or the terms of the Offer, the Shareholder further agrees not to withdraw any of the Powermax Shares deposited by the Shareholder under the Offer unless and until this Agreement is terminated as provided in Article 6 hereof.

2.2 Upon deposit of the Presently-Held Securities, and in any event not later than the 20th day after the date on which the Offer is made, the Shareholder will provide evidence to Offeror that it has deposited, or instructed its broker or other intermediary, to deposit the Presently-Held Securities under the Offer.

2.3 Upon deposit of the After-Acquired Securities pursuant to and in accordance with Section 2.4 of the Pre-Merger Agreement, the Shareholder will, prior to the Take-Up Date, provide evidence to Offeror that it is has deposited, or instructed its broker or other intermediary, to deposit the After-Acquired Securities under the Offer.

2.4 Notwithstanding Section 2.1 hereof, provided that the Shareholder is not in breach of the provisions hereof, if the board of directors of Powermax determines that a Superior Proposal (as defined in the Pre-Merger Agreement) is made and the board of directors of Powermax has recommended that holders of Powermax Shares tender their Powermax Shares in acceptance of such Superior Proposal or vote in favour thereof, and:

(a) Offeror has not increased the consideration per Powermax Share to a consideration at least equal to such Superior Proposal; and

(b) the High Plains Non-Completion Fee (as defined in the Pre-Merger Agreement) has been paid by Powermax to High Plains pursuant to the Pre-Merger Agreement,

the Shareholder is not required to tender any of the Subject Securities pursuant to the Offer or, if tendered (but not taken up by the Offeror), may withdraw such shares from the Offer following the expiry of the period pursuant to the Pre-Merger Agreement that High Plains has to increase the consideration per Powermax Share to equal or exceed the value of the consideration that shareholders of Powermax will receive pursuant to such Superior Proposal, as provided in the Pre-Merger Agreement.

2.5 If for any reason the Superior Proposal is withdrawn, expires, terminates or any of the Subject Securities are not taken up and paid for pursuant to the Superior Proposal, the Shareholder agrees to deposit (and not withdraw) such Subject Securities in accordance with Section 2.1 hereof, if the Offer is still outstanding.

3. Obligation to Purchase the Subject Securities

3.1 Upon the terms and subject to the conditions of this agreement, the Pre-Merger Agreement and the Offer, Offeror will accept for payment, and will take up and pay for, all Powermax Shares deposited and not withdrawn under the Offer within the time period prescribed by applicable securities laws and the Pre-Merger Agreement.

4. Representation, Warranties and Covenants of the Shareholder

4.1 The Shareholder represents and warrants to Offeror, and acknowledges that Offeror is relying upon such representations and warranties in entering into this agreement that:

(a) the Shareholder has good and sufficient power, authority and right to enter into this agreement and to complete the transactions contemplated hereby;

(b) assuming the due execution and delivery of this agreement by Offeror, this agreement is a legal, valid and binding obligation of the Shareholder enforceable by Offeror against the Shareholder in accordance with its terms subject to the limitation that the enforceability of any waiver of statutory rights may be limited by applicable law, and the consummation by the Shareholder of the transactions contemplated hereby will not constitute a violation of or default under, or conflict with, any contract, commitment, agreement, arrangement, understanding or restriction of any kind to which the Shareholder is a party or by which the Shareholder is bound;

(c) the Shareholder is the beneficial owner of, or exercises control or direction over, the Presently Held Securities and the Shareholder has, or in the case of the After Acquired Securities will have, good and sufficient power, authority and right to transfer or cause to be transferred the legal and beneficial title to the Subject Securities to the Offeror with good and marketable title thereto; and

(d) the Presently Held Securities represent all of the Powermax Shares beneficially owned or over which the Shareholder exercises control or direction and, other than the right to acquire any Powermax Shares issued on the exercise of Options, the Shareholder does not hold any other rights to acquire any Powermax Shares.

The foregoing representations and warranties will be true and correct on the date hereof, on the date on which the Offer is made and on the date on which Offeror purchases the Subject Securities.

4.2 The Shareholder covenants and agrees with Offeror that so long as the Shareholder is not entitled to withdraw the Subject Securities owned by the Shareholder from the Offer, the Shareholder will not, and will use its reasonable best efforts to cause its representatives and advisors not to, directly or indirectly:

(a) solicit, initiate, invite, encourage or continue any inquiries or proposals from, or negotiations with, any person, company or other entity other than Offeror or any of its affiliates relating to the purchase of Powermax Shares, any amalgamation, merger or other form of business combination involving Powermax or any of its subsidiaries, any sale, lease, exchange or transfer of any material assets of Powermax or any of its subsidiaries, or any take-over bid, reorganization, recapitalization, liquidation or winding-up of or other business combination or other transaction involving Powermax or any of its subsidiaries with any person other than Offeror or any of its affiliates (a "**Proposed Transaction**");

(b) enter into any agreement, discussions or negotiations with any person, company or other entity other than Offeror or any of its affiliates with respect to a Proposed Transaction or a potential Proposed Transaction;

(c) furnish or cause to be furnished any non-public information concerning the business, results of operations, assets, liabilities, prospects, financial condition or affairs of Powermax or any of its subsidiaries to any person, company or other entity other than Offeror and its representatives, other than as disclosed prior to the date hereof; or

(d) take any action that might reasonably be expected to reduce the likelihood of success of the Offer,

provided that if the Shareholder is a director or officer of Powermax, the foregoing provisions of this Section 4.2 will not restrict the Shareholder from discharging his or her fiduciary duties as provided in the Pre-Merger Agreement and provided such action is also permitted by the Pre-Merger Agreement.

4.3 The Shareholder covenants and agrees with Offeror that so long as the Shareholder is not entitled to withdraw the Powermax Shares owned by the Shareholder from the Offer, that:

(a) it will notify Offeror promptly if any such discussions or negotiations are sought or if any proposal in respect of a Proposed Transaction is received, being considered or indicated to be forthcoming;

(b) except as contemplated herein, it will not sell, assign, convey, otherwise dispose of or pledge, charge, encumber or grant a security interest in or grant to any other person any interest in any of the Subject Securities;

(c) it will not exercise any shareholder rights or remedies available at common law or pursuant to applicable securities or corporate laws to delay, hinder, upset or challenge the Offer;

(d) it will exercise all voting rights attached to the Powermax Shares owned or controlled by the Shareholder to vote against any resolution to be considered by the shareholders of Powermax that, if approved, could reasonably be considered to reduce the likelihood of success of the Offer;

(e) in the event that it hold any Options or other rights to acquire Powermax Shares, it will exercise such Options or other rights, and deposit the Powermax Shares issued on exercise thereof under the Offer (in accordance with Section 2.1 hereof); and

(f) it will use its reasonable commercial efforts to cause Powermax to perform its obligations under the Pre-Merger Agreement, to the extent it is within its power and to the extent it does not restrict the Shareholder in discharging his or her fiduciary duties as provided in the Pre-Merger Agreement.

5. Representations and Warranties of Offeror

5.1 Offeror represents and warrants to the Shareholder, and acknowledges that the Shareholder is relying upon such representations and warranties in entering into this agreement, that:

(a) it has good and sufficient power, authority and right to enter into this agreement and to complete the transactions contemplated hereby; and

(b) upon the due execution and delivery of this agreement by the Shareholder, this agreement is a legal, valid and binding obligation of Offeror enforceable by the Shareholder against Offeror in accordance with its terms, and the consummation by it of the transactions contemplated hereby will not constitute a violation of or default under, or conflict with, any contract, commitment, agreement, arrangement, understanding or restriction of any kind to which it is a party or by which it is bound.

The foregoing representations and warranties will be true and correct on the date hereof, on the date on which the Offer is made and the date on which Offeror purchases the Subject Securities.

6. Termination

6.1 The obligations hereunder of the Shareholder will terminate at the option of the Shareholder upon written notice given by the Shareholder to Offeror:

(a) if Offeror has not taken up and paid for the Subject Securities under the Offer on or before the date that is 90 days after the date that the Offer is mailed to shareholders of Powermax; or

(b) if the Pre-Merger Agreement is terminated in accordance with its terms, other than as a result of a breach of this agreement by the Shareholder or a breach of the Pre-Merger Agreement by Powermax.

6.2 The obligations hereunder of Offeror will terminate at the option of Offeror upon written notice given by Offeror to the Shareholder:

(a) if the Shareholder has breached or failed to perform and satisfy any of its covenants or agreements herein contained in a material respect or any of the representations and warranties of the Shareholder contained herein is not true and correct in a material respect; or

(b) if the Pre-Merger Agreement is terminated in accordance with its terms.

6.3 In the event of the termination of this agreement, the Shareholder may withdraw any of the Subject Securities deposited in accordance with the terms and conditions of the Offer, this agreement will forthwith become void and of no further force or effect and, other than Section 15.4 and this Section 6.3, and there will be no liability on the part of any party hereto, provided that the foregoing will not relieve any party from any liability for any breach of this agreement.

7. Regulatory Approvals

7.1 The Shareholder covenants that, so long as the Shareholder is not entitled to withdraw any of the Subject Securities from the Offer, the Shareholder will co-operate with Offeror, to the extent reasonably required, in obtaining all governmental and regulatory approvals required to permit Offeror to make the Offer in accordance with its terms and to acquire Powermax Shares thereunder or to acquire such shares pursuant to any compulsory acquisition or subsequent acquisition transaction, as contemplated in the Pre-Merger Agreement.

8. Disclosure

8.1 The Shareholder agrees not to make any disclosure or announcement of or pertaining to this agreement, the Pre-Merger Agreement or the Offer nor to disclose that any discussions or negotiations are taking place in connection therewith without the prior written consent of Offeror except as required by law.

9. Amendments and Assignment

9.1 This agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. No party to this agreement may assign any of its rights or obligations under this agreement without the prior written consent of the other party.

10. Time

10.1 Time is of the essence of this agreement.

11. Survival

11.1 The representations, warranties and covenants of the Shareholder and of the Offeror herein will survive the consummation of the Offer and the purchase of the Subject Securities by the Offeror thereunder.

12. Successors and Assigns

12.1 This agreement will be binding upon, enure to the benefit of and be enforceable by the Shareholder, Offeror and their respective successors and permitted assigns.

13. Remedies

13.1 The Shareholder agrees that if this agreement is breached, or if a breach hereof is threatened, damages may be an inadequate remedy and, therefore, without limiting any other remedy available at law or in equity, an injunction, restraining order, specific performance, and other forms of equitable relief, or any combination thereof, will be available to High Plains.

14. Notice

14.1 Any notice or other communication required or permitted to be given hereunder will be sufficiently given if delivered:

(a) in the case of the Shareholder, to the address appearing on the first page of this letter; and

(b) in the case of Offeror, at 2240, 444 - 5th Avenue SW, Calgary, Alberta T2P 2T8, Attention: Ben Anderson, facsimile: 403-266-5959.

or to such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this paragraph. Any notice or other communication given or made will be deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by facsimile transmission at the address for service provided herein.

15. General

15.1 All references to Powermax Shares herein will include any shares into which the Powermax Shares may be reclassified, subdivided, redivided, consolidated or converted by amendment to the articles of Powermax and the price per share referred to herein will be amended accordingly.

15.2 Words signifying the singular number will include, whenever appropriate, the plural and vice versa; and words signifying the masculine gender will include, whenever appropriate, the feminine or neuter gender.

15.3 This agreement and the rights and obligations of the parties hereto will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

15.4 Offeror and the Shareholder agree to pay their own respect of expenses incurred in connection with this agreement.

16. Acceptance

16.1 If you are in agreement with the foregoing, kindly signify your acceptance by signing the second copy of this letter and delivering it to Offeror in the manner provided below. This letter may be signed in two or more counterparts that together will be deemed to constitute one valid and binding agreement and delivery of counterparts may be effected by means of facsimile transmission.

Yours very truly,

HIGH PLAINS ENERGY INC.

Per: ________________________________

In consideration of your agreement to make the Offer as described above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Shareholder hereby irrevocably accepts the foregoing as of this ___ day of July, 2005.

____
(Signature of Shareholder)

____
(Name of Shareholder - please print)

____
(Number of Powermax Shares beneficially held or controlled)

____
(Number of Options Held)

SCHEDULE C

PROPERTIES TO BE TRANSFERRED

Powermax Energy Inc. - Unengineered Lands for Transfer to PanWestern Energy Inc.

Land Description	Legal Description
Twining	Section 18-31-23-W4 (78%)
Spirit River	Section 8-36-78-W6 (90%)
Morinville	Section 27-55-23-W4 (100%)
Shane	Sections 30-77-2-W6; 12-78-3-W6 (90%)
Dimsdale	Section 31-71-6-W6 (80%)
La Glace	Section 26-73-6-W6 (85%)
TeePee	Sections 28/33-73-4-W6 (80%); 1-73-4-W6 (60%)
Grande Prairie	Section 6-76-3-W6 (70%)
Pembina	NW DSV Section 14-47-3-W5 (100%)
Maclean's Creek	Farmout

Powermax Energy Inc - Engineered Lands for Transfer to PanWestern Energy Inc.

Leo	32/34-36-17-W4 (Value: $169,000 - Proven; 4.5 boe/d)
Wild River	25/23-56-23-W5 (Value: $167,000 - Proven; 6.5 boe/d)
Strachan	29/30-37-8-W5 (Value: $74,000 - Proven; 1.1 boe/d)

Total Production: 12.1 boe/d

PanWestern Energy Inc. - Engineered Lands for Transfer to Powermax Energy Inc.

Galahad	1/3-40-15-W4 (Value: $727,000 - Proven; Net Production: 52 boe/d (April, 2005)) 13-40-16-W4* (Unengineered property)

GENERAL RELEASE

KNOW ALL MEN BY THESE PRESENTS that I, , of the City of , in the Province of Alberta, for myself, my heirs, executors, administrators and assigns for and in consideration of the sum of Dollars ($) and other benefits paid to me by hereby remise, release and forever discharge , its officers, shareholders, employees and agents and their respective executors, administrators, successors and assigns (all of whom are collectively hereinafter referred to as the "Releasee") of and from any and all manner of action and actions, cause and causes of action, suits, debts, dues, sums of money claims and demands whatsoever at law or in equity which I ever had, or now have, or which hereinafter can, shall or may have by reason of any matter, cause or thing whatsoever existing up to the present time and in particular, but without restricting the generality of the foregoing, I hereby release all claims I might have against the Releasee arising out of my employment, and/or engagement with the Releasee thereof or arising out of the termination of my employment and/or engagement by the Releasee.

IN WITNESS WHEREOF I have hereunto set my hand and seal this day of , 200 .

SIGNED, SEALED AND DELIVERED)
in the presence of:)
)
)

_____________________________ _____________________________
Witness •

FOR IMMEDIATE RELEASE

HIGH PLAINS ENERGY INC. ("HYE")

High Plains Energy Inc. Agrees to make Offer to Acquire Powermax Energy Inc.

July 28, 2005

Calgary, Alberta - High Plains Energy Inc. and **Powermax Energy Inc.** are pleased to jointly announce that they have entered into an agreement pursuant to which High Plains will make an offer (the "Offer") to acquire all of the outstanding common shares of Powermax ("Powermax Shares") on the basis of cash in the amount of $0.5067 and 0.333 of a share in the capital of High Plains. The Offer will be subject to certain conditions, including the deposit of not less than 66 2/3% of the outstanding Powermax Shares (on a fully diluted basis), receipt of all required regulatory approvals and other customary conditions and a limitation that the maximum aggregate amount of cash payable pursuant to the Offer be limited to $6.9 million. High Plains' obligation to make the Offer remains subject to not less than 66 2/3% of the Powermax Shares (on a fully diluted basis) being subject to lock-up agreements whereby the holders of those shares have agreed to tender their shares to the Offer.

The Offer has the unanimous support of the board of directors of both High Plains and Powermax. The board of directors of Powermax has concluded that the Offer is in the best interests of its shareholders and will recommend that Powermax Shareholders tender their Powermax Shares to the Offer. Holders of in excess of 50% of the outstanding Powermax Shares, including all directors and officers of Powermax, have entered into lock-up agreements with High Plains whereby they have agreed to tender their Powermax Shares to the Offer. Powermax management anticipates that, prior to the Offer being made, the number of Powermax Shares subject to lock-up agreements will have increased to over 67% of the outstanding Powermax Shares (on a fully diluted basis). Northern Securities Inc. has acted as financial advisor to Powermax and has provided the board of directors of Powermax with an opinion that, from a financial point of view, the consideration to be received pursuant to the Offer is fair.

High Plains has agreed to pay Powermax a non-completion fee in the amount of $500,000 in certain circumstances if the Offer is not completed. Powermax has agreed to terminate any discussions with other parties and has agreed not to solicit or initiate discussion or negotiation with any third party with respect to alternate transactions involving Powermax and has granted High Plains a right of first refusal to match any other proposals Powermax may receive.

Mr. Ben Anderson, President and COO of High Plains says, "This first acquisition is a significant next step in the reorganization and growth of High Plains. The Powermax reserves and production offer an obvious immediate improvement to High Plains value and cash flow. Most significantly, possibly, is the substantial incremental upside of the optimization, exploitation and drilling opportunities that exist at the Powermax properties. Its strong balance sheet, enhanced value and cash flow, and inventory of opportunities well positions the Company for rapid growth".

In echoing Mr Anderson's comments, Mr. Johannes Kingma, President of Powermax, added, "We have always been aware of the significant potential of the Powermax lands. This transaction will permit the impressive expertise of the High Plains technical and management team to be applied to those lands to fully unlock that potential."

The key benefits of the Powermax properties include:

- net production in excess of 400 boe/d;

- net proved and probable reserves of some 485 Mboe with a value of more than $7 million;
- more than 85% of Powermax reserves and production, including a working interest land base of 29 sections and central battery facility, are located at its operated property in the Galahad/Red Willow area of Alberta;
- significant opportunity for incremental reserves and production increase through the numerous optimization, exploitation and drilling opportunities that exist on the Powermax properties; and
- a large undeveloped land position.

After the completion of the Offer, High Plains will have:

- approximately 15.3 million shares outstanding prior to option agreements;
- production of more than 525 boe/d;
- proved and probable reserves in excess of 1.15 million barrels of oil equivalent with a value of $19.4 million;
- approximately 145,000 undeveloped acres in Alberta and Montana; and
- significant opportunity to quickly impact growth through the substantial upside potential of the combined entity.

It is expected that the Offer will be mailed to Powermax shareholders in the middle of August and will expire approximately 35 days thereafter.

High Plains and Powermax are both Calgary-based oil and natural gas exploration and development companies. High Plains' common shares trade on the TSX Venture Exchange under the symbol "HYE". Powermax's common shares trade on the TSX Venture Exchange under the symbol "PWR".

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction. The common shares of High Plains will not be and have not been registered under the *United States Securities Act of 1933*, as amended, and may not be offered or sold in the United States, or to a U.S. person, absent registration or applicable exemption therefrom.

For further information please contact:

Ben Anderson
President and Chief Operating Officer of
High Plains Energy Inc.

Phone No. (403) 290-0078
Fax No. (403) 266-5959
E-mail: info@highplainsenergy.ca

Johannes Kingma
President and Chief Executive Officer of
Powermax Energy Inc.

Phone No. (403) 237-5535
Fax No. (403) 266-3734

READER ADVISORY

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this press release may contain forward-looking information including expectations of future production, operating costs, commodity prices, administrative costs, commodity price risk management activity, acquisitions and dispositions, capital spending, access to credit facilities, income taxes, regulatory changes, and other components of cash flow and earnings. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the company. These risks include, but are not limited to, the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks could include, but are not limited to, operational risks in exploration, development and production, delays or changes in plans, risks associated to the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information.

The reader is further cautioned that the preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain judgements and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

HIGH PLAINS ENERGY INC.
2240, 444 - 5th Avenue S.W.
Calgary, Alberta T2P 2T8

VIA SEDAR

ALBERTA SECURITIES COMMISSION
4th Floor
300-5th Avenue S.W.
Calgary, Alberta
T2P 3C4

Attention: Executive Director

and to

BRITISH COLUMBIA SECURITIES COMMISSION
PO Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Attention: Executive Director

and to

TSX VENTURE EXCHANGE
10th Floor, 300 - 5 Avenue SW
Calgary, Alberta
T2P 3C4

Dear Sirs:

Re: HIGH PLAINS ENERGY INC. ("High Plains") - MATERIAL CHANGE REPORT

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of High Plains. For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only Exchange on which High Plains' shares are currently listed.

Item 1. Name and Address of Company

High Plains Energy Inc.
2240, 444 - 5th Avenue S.W.
Calgary, Alberta T2P 2T8

Item 2. Date of Material Change

The material change occurred on July 27, 2005.

Item 3. News Release

A press release was disseminated on July 28, 2005 via CCN Matthews.

Item 4. Summary of Material Change

High Plains and Powermax Energy Inc. ("Powermax") have entered into an agreement pursuant to which High Plains will, subject to certain conditions, make an offer to acquire all of the outstanding common shares in the capital of Powermax ("Powermax Shares").

Item 5. Full Description of Material Change

On July 28, 2005, High Plains and Powermax jointly announced that they entered into an agreement (the "Pre-Merger Agreement") pursuant to which High Plains agreed to make an offer (the "Offer") to acquire all of the outstanding Powermax Shares on the basis of cash in the amount of $0.5067 and 0.333 of a share in the capital of High Plains for each Powermax Share. The Offer will be subject to certain conditions, including the deposit of not less than 66 2/3% of the outstanding Powermax Shares (on a fully diluted basis), receipt of all required regulatory approvals and other customary conditions and a limitation that the maximum aggregate amount of cash payable pursuant to the Offer be limited to $6.9 million. High Plains' obligation to make the Offer is subject to not less than 66 2/3% of the Powermax Shares (on a fully diluted basis) being subject to lock-up agreements whereby the holders of those shares have agreed to tender their shares to the Offer.

The Offer has the unanimous support of the board of directors of both High Plains and Powermax. The board of directors of Powermax has concluded that the Offer is in the best interests of its shareholders and will recommend that holders of Powermax Shares tender their Powermax Shares to the Offer. Holders of in excess of 71% (on a fully diluted basis) of the outstanding Powermax Shares, including all directors and officers of Powermax, have entered into lock-up agreements with High Plains whereby they have agreed to tender their Powermax Shares to the Offer. Northern Securities Inc. has acted as financial advisor to Powermax and has provided the board of directors of Powermax with an opinion that, from a financial point of view, the consideration to be received pursuant to the Offer is fair.

Each of High Plains and Powermax have agreed to pay the other party a non-completion fee in the amount of $500,000 in certain circumstances if the Offer is not completed. Powermax has agreed to terminate any discussions with other parties and has agreed not to solicit or initiate discussion or negotiation with any third party with respect to alternate transactions involving Powermax and has granted High Plains a right of first refusal to match any other proposals Powermax may receive.

It is expected that the Offer will be mailed to Powermax shareholders in the middle of August and will expire approximately 35 days thereafter.

A copy of the Pre-Merger Agreement has been filed on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com. The High Plains' SEDAR profile number is 1728.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7. Omitted Information

Not Applicable

Item 8. Executive Officer

The name and business number of the executive officer of High Plains who is knowledgeable about the material change and this report is:

Ben Anderson - President and Chief Operating Officer
Telephone: (403) 290-0078

Item 9. Date of Report

August 3, 2005

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

Appointment of Agent For Service of Process
And Undertaking

A. Name of issuer or person filing ("Filer"): High Plains Energy Inc.

B. (1) This is [check one]:

[x] an original filing for the Filer

☐ an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T rule 101(b)(9) [x]

C. Identify the filing in conjunction with which this form is being filed:

Name of Registrant:	**High Plains Energy Inc.**
Form type:	**CB**
File Number (if known):	
Filed by:	**High Plains Energy Inc.**
Date Filed (if filed concurrently, so indicate):	**August 22, 2005 (filed concurrently)**

D. Filer is incorporated or organized under the laws of Alberta and has its principal place of business at **2300, 530 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 3S8; Telephone: (403) 266-8670**.

E. Filer designates and appoints **CT Corporation System** ("Agent") located at **111 Eighth Avenue, 13th Floor, New York, NY 10011; Telephone: (212) 246-5070** as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on February 8, 2005 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the *Trust Indenture Act* of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB.

Each Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this form, other than a trustee filing in accordance with General Instruction I.(e) of this form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the forms, schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this form, as applicable; the securities to which such forms, schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in Calgary, Alberta, Canada, this 22 day of August, 2005:

Filer: High Plains Energy Inc.



By: ______________________
Name: Ben Anderson
Title: President and Chief Operating Officer

This statement has been signed by the following person in the capacity and on the date indicated:

CT Corporation System, as Agent for Service of Process of High Plains Energy Inc.



By: ______________________
Name: Kathleen C. Gariepy
Title: Asst. Sec.

August 24, 2005
Date